

TKO 2025 ANNUAL REPORT

FROM OUR EXECUTIVE CHAIR & CEO



2025 was a landmark year for TKO.

We secured long-term media rights deals for UFC and WWE, delivered record-setting live events and premium experiences around the globe, activated new global brand partnerships, integrated IMG, On Location, and PBR into our portfolio, and prepared for the launch of Zuffa Boxing.

We also demonstrated our commitment to a robust capital return strategy by returning more than $1 billion to shareholders during the year through our quarterly cash dividend—which we initiated in the first quarter and subsequently doubled in the third quarter—as well as share repurchases.

Building on this strong operating performance and disciplined capital allocation, we enter 2026 with significant momentum.

2025 marked a step-change in our long-term media rights.

WWE debuted in January on Netflix, kicking off a landmark 10-year, $5.2 billion global agreement. Right out of the gate, the response from fans was remarkable, and Raw finished the year as a mainstay in Netflix's weekly Top 10 in the U.S. and in more than 30 other countries worldwide.

Off the back of that success, we signed a five-year, $1.625 billion agreement with ESPN to become the exclusive home of WWE's Premium Live Events in the U.S. The deal brings marquee events including WrestleMania and SummerSlam to ESPN, positioning WWE to grow awareness, stretch our audience, and pursue new global partnership opportunities.

We also signed a historic seven-year, $7.7 billion UFC domestic media rights agreement with Paramount, representing a significant increase in value over our prior agreement. In addition to driving meaningful economics for investors, the deal unlocks deeper engagement for UFC's passionate fanbase in the U.S.—bringing all 43 annual events to Paramount+ and select events to CBS.

We now have more than $15 billion of long-term media rights secured across UFC, WWE, PBR, and Zuffa Boxing. This high-margin revenue, with annual escalators, provides strong visibility and predictability for years to come. Our focus now is on execution—translating expanded reach into fan engagement and global partnership growth.

Fans showed up in record numbers—and our events delivered.

UFC events sold out and notched arena records in markets around the world—from Los Angeles and Sydney to Montreal and Chicago. Responding to global demand for UFC events and the passion of our fan base, we also entered new markets, highlighted by first-ever Fight Nights in Baku and Doha.

WWE's record-setting slate of events showcased the power of this incredible brand. WrestleMania 41 at Allegiant Stadium in Las Vegas welcomed more than 118,000 fans across two nights and became WWE's most successful event ever, breaking its all-time records in gate, viewership, premium hospitality, partnerships, merchandise, and social engagement.

Events like these generate significant economic impact for host markets, which is why governments, tourism boards, and venues compete to host us.

In 2025, approximately half of our marquee events were supported by meaningful financial incentive packages ("FIPs"), underscoring that demand. Securing these FIPs remains a key priority, and we are targeting a range of $380 million to $420 million of annual value from FIPs by 2030.

Global brand partnerships had a breakout year.

In 2025, we generated well over $450 million in global partnerships revenue across UFC and WWE.

Growth was underpinned by a healthy mix of renewals with market-leading brands and new, category-defining alliances. Across UFC and WWE, we expanded relationships with key partners such as Monster Energy, Meta, and IBM, while adding new partners including Polymarket, DoorDash, and Ram Trucks. These deals increasingly span multiple TKO properties and leverage our expertise integrating brands authentically into live events and premium content.

Looking ahead, we see a long runway to grow partnerships across our portfolio, leveraging our reach, relevance, and popularity among passionate, hard-to-reach audiences. With these positive tailwinds and new broadcast commercial inventory, we recently raised our 2030 brand partnerships revenue target across all of TKO from $1 billion to $1.2 billion.

We significantly exhanced our capabilities and our competitive position in the global sports ecosystem.

Through the 2025 acquisition of IMG, On Location, and PBR, and the formation of our Zuffa Boxing joint venture with Sela, we added global media rights expertise, premium experiential hospitality, and new sports properties that power our core IP and strengthen TKO's position at the intersection of sports, media, and live experiences.

IMG's scale and network are unmatched. Over the course of the year, we delivered thousands of hours of live coverage for clients including Saudi Pro League, Major League Soccer, and Open Championship at Royal Portrush. In addition to advising on media rights deals for UFC, WWE, and Zuffa Boxing, IMG also secured long-term renewals or extensions with partners including CONMEBOL and Euroleague Basketball.

On Location capitalized on fan enthusiasm for UFC and WWE, providing premium experiential hospitality at more than 65 events across both properties in 2025. We also extended our long-standing relationship with the NFL across the Super Bowl, Pro Bowl, Draft, and international games. That momentum continues into 2026, with On Location delivering premium sports hospitality at two of the world's biggest events: the Olympic Winter Games Milano Cortina 2026 and FIFA World Cup 2026™.

PBR recorded record-breaking regular season attendance across both its Unleash The Beast and Velocity Tours, while the PBR Teams league closed the year with strong viewership, boosted by expanded distribution on Fox Nation, The CW, and CBS.

We also laid the groundwork for Zuffa Boxing, our newest sports venture, securing a significant multi-territory media rights deal with Paramount+ and signing a compelling group of boxers. We are excited to leverage our playbook to build Zuffa Boxing into another core asset within our portfolio and to unlock its long-term potential.

Looking ahead, TKO enters 2026 from a position of operational and financial strength.

Our priorities for 2026 are clear: growing and engaging our global audiences, expanding our media and brand partnerships, scaling financial incentive packages around live events, and building Zuffa Boxing.

We will also continue returning capital to shareholders through our quarterly dividend and plans to repurchase up to $1 billion of additional shares under our previously announced repurchase program.

With a portfolio of iconic sports assets, a focused strategy, and an exceptional team, we are confident in our ability to continue delivering. 2025 validated the industrial logic of TKO; we see 2026 as a year of execution as we continue to innovate, grow, and lead at the intersection of sports and entertainment.

Thank you.



ARIEL EMANUEL
EXECUTIVE CHAIR AND CEO

YEAR IN

- → **Secured** long-term media rights deals for UFC and WWE with premier partners, including Paramount and ESPN

- → **Delivered** record-setting live events and premium experiences around the globe

- → **Activated** new and expanded global brand partnerships

- → **Integrated** IMG, On Location, and PBR into portfolio, and prepared for the launch of Zuffa Boxing

- → **Doubled** quarterly cash dividend program and repurchased stock—returning over $1 billion to shareholders during the year

CHARLES OLIVEIRA AT UFC FIGHT NIGHT IN RIO DE JANEIRO

REVENUE

$4.735B

DOWN $149.0 MILLION, OR 3%[1]

NET INCOME

$546.2M

ADJUSTED EBITDA

$1.585B

UP $503.4 MILLION, OR 47%[1]

(1) Year-over-year comparisons reflect results for the full year 2024.
Non-GAAP reconciliations can be found in accompanying Form 10-K.

REVIEW

UFC

REVENUE

$1.502B

UP $96.0 MILLION, OR 7%[1]

ADJUSTED EBITDA

$851.0M

UP $50.0 MILLION, OR 6%[1]

(1) Year-over-year comparisons reflect results for the full year 2024.
Non-GAAP reconciliations can be found in accompanying Form 10-K.

MERAB DVALISHVILI AT UFC 320 IN LAS VEGAS

2025 was another historic year for UFC, headlined by its landmark seven-year, $7.7 billion U.S. domestic media rights agreement with Paramount, doubling the average annual value (AAV) of the prior agreement.

The deal brings all 43 annual events to Paramount+ and select events to CBS without the double paywall that previously existed for marquee fights, creating deeper engagement opportunities for UFC's passionate fanbase in the U.S., as well as marquee brand partners.



NOCHE UFC IN SAN ANTONIO



WOMEN'S FLYWEIGHT CHAMPION VALENTINA SHEVCHENKO AT UFC 322 IN NEW YORK CITY



LIGHT HEAVYWEIGHT CHAMPION ALEX PEREIRA AT UFC 320 IN LAS VEGAS

In addition to the U.S. rights, UFC signed deals with Paramount for Latin America and Australia.

In 2025, UFC events set eight new all-time highest-grossing event records at arenas around the world, including Los Angeles, Sydney, Montreal, Mexico City, Paris, and Chicago. UFC also entered new markets with first-ever Fight Nights in Baku, Azerbaijan and Doha, Qatar.

Global partnerships were also a meaningful driver of UFC's business in 2025, with revenue up 25% year-over-year from major renewals, including Monster Energy and Thorne Supplements, and from partners in new categories, including Meta and IBM in technology, Ram Trucks in automotive, as well as Verizon/Total Wireless as UFC's first-ever official mobile provider.

WWE

REVENUE

$1.709B

UP $311.3 MILLION, OR 22%[1]

ADJUSTED EBITDA

$896.5M

UP $215.4 MILLION, OR 32%[1]

(1) Year-over-year comparisons reflect results for the full year 2024.
Non-GAAP reconciliations can be found in accompanying Form 10-K.

CODY RHODES AT WRESTLEMANIA 41

2025 marked a new chapter for WWE with its January debut on Netflix, kicking off the landmark 10-year, $5.2 billion global agreement, allowing fans in the U.S. and around the world to watch and engage with action-packed weekly content and original nonscripted programming, including WWE: Unreal.

Raw was featured on Netflix's Top 10 nearly every week of 2025 in the U.S. and in more than 30 countries worldwide.

WWE signed a five-year, $1.625 billion agreement with ESPN to become the exclusive home of WWE's Premium Live Events in the U.S. The deal, which includes marquee events such as WrestleMania and SummerSlam, positions WWE for greater awareness, a larger audience, and new partnership opportunities as part of the unrivaled ESPN ecosystem.

In live events, a record-setting slate of Premium Live Events showcased the power and impact of WWE. WrestleMania 41 at Allegiant Stadium in Las Vegas welcomed more than 118,000 fans across two nights and became WWE's most successful event ever, breaking its all-time records in gate, premium hospitality, viewership, sponsorship, merchandise, and social engagement. For the first time ever, SummerSlam took over MetLife Stadium in New Jersey for two nights, selling more than 100,000 tickets.

Throughout the year, WWE signed multiple blue-chip partners, including JP Morgan Chase as a presenting sponsor at SummerSlam.



SETH ROLLINS & ROMAN REIGNS AT WRESTLEMANIA 41



TIFFANY STRATTON AT WRESTLEMANIA 41



JOHN CENA AT WRESTLEMANIA 41

THE IMG SEGMENT

REVENUE

$1.367B

DOWN $602.9 MILLION, OR 31%[1]

ADJUSTED EBITDA

$160.0M

UP $208.0 MILLION

(1) Year-over-year comparisons reflect results for the full year 2024.

Non-GAAP reconciliations can be found in accompanying Form 10-K.

2025 was an important year for activating IMG and On Location within TKO—integrating their capabilities, fueling growth in our core IP, and reinforcing our leadership position at the intersection of sports and entertainment.

Within the IMG business, IMG's expertise in media rights, brand partnerships, consulting, production, digital, and event management was on full display in 2025. During the year, IMG advised on UFC's landmark domestic agreement with Paramount, WWE's Premium Live Events agreement with ESPN, and Zuffa Boxing's inaugural domestic and international deals, in addition to executing media rights deals and strategy for many of the world's most iconic sports rightsholders.

IMG secured several long-term client renewals, including its full-service strategic partnership with Euroleague Basketball through 2036, and its partnership with CONMEBOL to continue managing the club competitions' commercial, sponsorship, and media rights through 2030. IMG also expanded its USTA partnership to represent international and domestic media rights for the US Open.

In brand partnerships, IMG secured several long-term client renewals, closing more than $400 million in commercial sponsorship deals. This included a historic partnership between the Women's Tennis Association (WTA) and Mercedes-Benz, bringing greater visibility to women's tennis.

IMG's Studios business continued to bring major moments to fans, producing thousands of hours of programming and content for prominent events and leagues including the Ryder Cup, Riyadh Season's Six Kings Slam for Netflix, the Premier League, MLS,



ON LOCATION EXPERIENTIAL HOSPITALITY AT UFC 317

Saudi Pro League, and The Open Championship. IMG also staged more than 75 sports events and significantly bolstered its digital capabilities through the integration of Mailman in Asia.

On Location capitalized on sustained fan enthusiasm for UFC and WWE, delivering premium experiential hospitality and significant year-on-year revenue growth at dozens of events throughout 2025.

On Location's long-standing partnership with the NFL spanned Super Bowl LIX, NFL Draft, Pro Football Hall of Fame, Pro Bowl Games, Scouting Combine, and international games in the UK, Ireland, Spain, Brazil, and Germany. At Super Bowl LIX, On Location curated experiences for 32,000 fans.

In 2025, On Location significantly exceeded previous FIFA World Cup hospitality sales, with the FIFA World Cup 2026™ surpassing the previous tournament's total sales in June, one year ahead of the event. The company also drove strong sales for its three-Games partnership with the International Olympics Committee.

Throughout the year, On Location delivered standout results across some of the biggest sports events, including the Canelo Álvarez vs. Terence "Bud" Crawford boxing event at Las Vegas's Allegiant Stadium and a record-setting Ryder Cup held at Bethpage Black in New York.

That momentum carried into On Location delivering record-setting sales for the 2025 NCAA Men's & Women's Final Four, as well as another sold-out Aer Lingus College Football Classic, with more than 40,000 attendees traveling to the Kansas State-Iowa State game in Dublin. The company also saw strong growth across its collegiate travel and tennis hospitality and travel businesses.



ON LOCATION PARTNER NCAA MEN'S FINAL FOUR

SPOTLIGHT ON PBR



MISSOURI THUNDER & KANSAS CITY OUTLAWS

2025 was a momentous year for PBR across live events, media, and fan engagement as the premier bull riding organization continued to grow its footprint across key markets.

More than 1.5 million fans attended events throughout the year, including more than 50 event sellouts and records set at multiple venues.

Across PBR Teams, Unleash The Beast, Velocity Tour, and Challenger Series, PBR continued to "redefine what it means to blend sports, entertainment and culture," according to Cynopsis Sports in naming PBR its 2025 League of the Year.

Internationally, PBR deepened its presence in Australia, Canada, and Brazil, including a sold-out Australia Grand Finals, a milestone National Finals in Canada, and a full season run in Brazil that brought the sport to fans at scale.



AUSTIN GAMBLERS



TEXAS RATTLERS

PBR 's live events reached more fans across linear television than ever before, totaling more than 30 million unique viewers. In October, a single Sunday broadcast drew an average of 2.7 million viewers on CBS—PBR's largest audience since joining the network in 2012, outperforming MLB playoffs and college football ratings that day.

On social media, PBR grew its number of followers to 14.6 million, generating more than 2 billion total impressions in 2025.

TKO IN THE COMMUNITY

TKO is committed to making an impact in communities around the world.

Across the network, our people develop strategic activations and partnerships with cities, sponsors, and talent designed to make an impact and leave a legacy.

ACROSS 2025

$5M+

$5M+ donated to nonprofits globally

125+

WWE hosted 125+ activations and granted 100 Wishes globally across 6 countries

120+

UFC partnered with 120+ nonprofits across 10 countries

25

PBR conducted 25 in-market visits to schools, hospitals, and charitable organizations

22

IMG operated 22 golf events with dedicated community outreach in various markets

UFC


The
FIGHTING NERD
UFC

In 2025, UFC and the UFC Foundation partnered with more than **120 non-profit organizations** in **10 countries** around the world (U.S., Australia, Brazil, Canada, China, France, Jamaica, Mexico, United Arab Emirates, and the United Kingdom). By producing a series of campaigns throughout the year, UFC charitable partners received gifts and direct donations totaling more than **$3.5 million** to further their respective mission and goals.

Through its corporate social responsibility (CSR) program, **#UFCInTheCommunity**, UFC strategically collaborates with partners, sponsors, and athletes to develop charitable programs and funding sources to benefit and support the communities that host UFC events.

2025 UFC CSR HIGHLIGHTS

- The UFC Foundation hosted nine 50/50 charity raffles as part of its events schedule, raising more than **$550,000** to help support local charities in Nevada, New Jersey, Illinois, Quebec, and British Columbia, Canada. Since 2016, UFC has produced more than **45 raffles**, raising more than **$2.7 million** for non-profit organizations throughout the U.S. and Canada.





- The UFC Foundation also organized seven charitable fundraising campaigns in 2025, raising more than **$405,000** for non-profit partners in Las Vegas, New York, Miami, and Toronto. Since 2017, the foundation has produced over **70 activations**, raising more than **$3 million** for charities around the world.
- The UFC Foundation has continued to expand its Specialty License Plate program throughout the state of Nevada. Established in 2022, the program has registered more than **11,000 motorists**, raising over **$700,000** to help further the mission of charitable partners throughout the state.
- UFC joined Hawai'i Governor Josh Green, HomeAid Hawai'i, state leaders, community partners and families to celebrate the completion of Ka La'i Ola, Maui's largest interim housing development for wildfire survivors. The 57-acre community now stands as a symbol of resilience and healing for those who lost their homes from the August 2023 Maui wildfires. More than **320 families**—nearly **900 people**—have already moved into safe, stable homes, with more on the way. During the two year campaign, UFC held several fundraisers and sold merchandise with 100% of the proceeds benefitting HomeAid Hawai'i.





Throughout 2025, WWE focused on high-impact partners and programs including Make-A-Wish, Boys & Girls Clubs of America, WWE Community Champions and Season of Giving.





KEY PARTNERSHIPS & CAMPAIGNS

Make-A-Wish
→ Consistent and increased cadence of Wish granting, 101 total Wishes granted increase from 71 in 2024
- 25 total Wishes granted at WrestleMania XL
- John Cena granted 27 Wishes throughout his farewell tour
- Cody Rhodes led WWE Superstars with 35 total Wishes granted

Boys & Girls Clubs of America
→ Continued the "SuperSpaces" club renovation program which provides funding to local clubs in cities where we host WWE PLEs
→ Unveiled four new spaces in Indianapolis, Las Vegas, New Jersey and Stamford
→ Montez Ford was inducted into the Boys & Girls Club Hall of Fame in May 2025

WWE Community Champions
→ 30 WWE Community Champions recognized
→ Inclusive of key needs in cities around the country including food banks, youth centers and educational initiatives





Across its global offices, **IMG** empowers its employees to support their local communities through structured volunteering opportunities. In the U.K., this has included London-based charities Age Concern, Blackfriars Settlement, Little Village, Vauxhall City Farm, and White Lodge Centre.

Through collaborations with Merky FC, Bright Network, Film & TV Charity, BCOMS (Black Collective of Media in Sport), National Film & Television School, and Women's Sport Collective, IMG aims to increase diversity within the sports and media industries and broaden access to career opportunities. IMG also regularly hosts educational events in partnership with leading media organizations BAFTA & the Royal Television Society (RTS).

In the U.S., IMG has collaborated with Notre Dame and Seton Hall to provide students access to its studio and production facilities, providing valuable hands-on experience for those looking to start their careers in the industry.

IMG operates 22 golf events around the world, with community outreach at the heart of its activities. Through its work with HSBC for the Women's World Championship in Singapore, IMG hosts a golf skills clinic for local junior players with leading professionals, including player visits to local charities. IMG also supports a junior clinic as part of the ISPS HANDA Women's Scottish Open for local school children.

Additionally, IMG owns and operates the Stars on Ice tour, which has partnered with World Vision Canada as the Official Charity for the 2026 Tour.

As part of its commitment to inspiring and educating the next generation of talent entering the sports and hospitality industries, **On Location** actively engaged with students in 2025. This included On Location leaders participating in presentations designed to introduce students from University of North Carolina at Chapel Hill to careers in sports hospitality and live event experiences.

Ahead of the FIFA World Cup 2026™, On Location built the largest-ever carbon emissions data tracking system for any sports hospitality program in history, to set a baseline that can be used for future events.

Finally, as part of On Location's demobilization of its hospitality operations for the Paris 2024 Olympic & Paralympic Games, the company partnered with two French charities renowned for their commitment to children and sports. On Location employees ran successful fundraising events, and gave product donations, for the organizations Premiers de Cordée and Mécénat Chirurgie Cardiaque respectively.



Honda LPGA Thailand CSR 2025


THE JACKSONVILLE JAGUARS FOUNDATION
BOYS & GIRLS CLUB
AT RUSSELL B. COOK JR. PARK

PBR's CSR efforts demonstrate a commitment to strengthening and unifying host communities that its tours visit.

In total, PBR made 25 in-market visits to schools, hospitals, and charitable organizations in 2025.

2025 PBR CSR HIGHLIGHTS

- **Charitable donations:**
  PBR made donations to many charities during 2025 across the country, including VetTix, Western Sports Foundation, Association of Country Music Lifting Lives, the Boys & Girls Clubs, and children's hospitals.
- **Ticket donations:**
  108 different entities received tickets from PBR in 2025.



- **Youth Outreach and Education Programs**
  PBR riders regularly visit youth organizations and schools in cities hosting tour events to promote positive values and support local youth programs. These programs often include educational outreach about livestock care.
- **Disaster Relief and Community Support**
  PBR and its partners support communities affected by disasters, mobilizing support for disaster-impacted areas, including partnering with the United Cajun Navy for cleanup work from flooding in South Carolina.
- **Hospital and Patient Support Visits**
  In 2025, PBR riders visited children's hospitals to connect athletes with more than 150 children experiencing medical challenges in Fort Worth, Kansas City, Nashville, New York, Phoenix, Pittsburgh, and Sioux Falls. The hospitals emphasize the positive emotional impact of these visits, lifting spirits of courageous children facing serious illness and encouraging them to keep fighting.



Basis of Presentation

On February 28, 2025, TKO Group Holdings, Inc. ("TKO," the "Company," "we" or "our") completed the acquisition of certain businesses operating under the IMG brand ("IMG"), On Location, and Professional Bull Riders ("PBR") (collectively referred to as the "Acquired Businesses"). As a common control acquisition, reported results presented in this 2025 Annual Report reflect the Acquired Businesses as if they had been part of TKO during the historical periods presented.

TKO's financial information presented herein for the periods that it did not own the Acquired Businesses were prepared by Endeavor Group Holdings, Inc. and include allocations for corporate expenses to the businesses based on Endeavor Group Holdings, Inc.'s corporate expense profile. These expenses consisted of certain support functions that were provided on a centralized basis, such as expenses related to finance, human resources, information technology, facilities, and legal, among others and were allocated to the Acquired Businesses. Endeavor Group Holdings, Inc. allocated these corporate expenses on a pro rata basis of headcount, gross profit, and other allocation methodologies. Corporate allocations were $21.7 million for the twelve months ended December 31, 2025 representing allocations from January 1 through February 28, 2025. Corporate allocations were $27.1 million and $114.2 million, respectively, for the three and twelve months ended December 31, 2024 representing allocations from January 1, 2024 through December 31, 2024. Under TKO ownership effective February 28, 2025, such corporate allocations no longer occur.

Effective February 28, 2025, the Company operates its business under three reportable segments, UFC, WWE, and IMG. The UFC and WWE segments consist entirely of the operations of these businesses, while the IMG segment consists entirely of the operations of IMG and On Location. In addition, the Company reports results for the "Corporate and Other" group, which includes the operations of PBR, management and promotional fees for services primarily related to boxing as well as general and administrative expenses that are not allocated to the business segments. These expenses largely relate to corporate activities, including information technology, facilities, legal, human resources, finance, accounting, treasury, investor relations, corporate communications, community relations and compensation to TKO's management and board of directors, which support the reportable segments. All prior period amounts related to the segment change have been retrospectively reclassified to conform to the new presentation. The profitability measure employed by the Company in assessing operating performance, including that of its segments, is Adjusted EBITDA. The Company defines Adjusted EBITDA as net income, excluding income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger and acquisition costs, certain legal costs, restructuring, severance and impairment charges, and certain other items when applicable. Adjusted EBITDA includes amortization expenses directly related to supporting the operations of the Company's segments, including content production asset amortization.

Forward-Looking Statements

This 2025 Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements in this 2025 Annual Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding TKO's business strategy and plans, including growth initiatives, financial outlook and long-term targets, expected long-term media rights revenues, public demand for TKO's properties, future Zuffa Boxing initiatives, future cash dividends, TKO's capital return program, including the timing and amount of purchases thereunder, and TKO's financial condition, and anticipated financial and operational performance. The words "believe," "may," "will," "estimate," "potential," "continue," "anticipate," "intend," "expect," "could," "would," "project," "plan," "target," and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to the important factors discussed in the section entitled "Risk Factors" in TKO's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed by TKO, as any such factors may be updated from time to time in TKO's other filings with the SEC, accessible on the SEC's website at www.sec.gov and TKO's investor relations site at investor.tkogrp.com. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, TKO undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-41797

TKO GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**92-3569035**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

200 Fifth Ave, 7th Floor
New York, NY 10010
(Address of principal executive offices)

(646) 558-8333
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Trading Symbol(s)*	*Name of each exchange on which registered*
Class A Common Stock, par value $0.00001 per share	TKO	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller Reporting Company ☐   Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of Class A common stock on the New York Stock Exchange on June 30, 2025, was $13,650,540,272. Solely for the purposes of this disclosure, shares of common stock held by the registrant's executive officers, directors and certain of its stockholders as of such date have been excluded because such holders may be deemed to be affiliates.

As of January 30, 2026, there were 77,966,338 shares of the Registrant's Class A common stock outstanding and 116,158,615 shares of the Registrant's Class B common stock outstanding.

<u>DOCUMENTS INCORPORATED BY REFERENCE</u>

Certain portions of the registrant's Definitive Proxy Statement for the registrant's 2026 annual meeting of stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year ended December 31, 2025 are incorporated herein by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of present and historical fact contained in this Annual Report, including without limitation, statements regarding; our expectations surrounding the TKO Transactions and our ability to grow our business and bolster our financial position; our expectations regarding strategic transactions; our expectation regarding actions under our capital return program, including the amount and frequency of share repurchases and dividends; our expected contractual obligations and capital expenditures; our status as a controlled company; our future results of operations and financial position; industry and business trends; the impact of market conditions and other macroeconomic factors on our business, financial condition and results of operations; our future business strategy, plans, market growth and our objectives for future operations; and our competitive market position within our industry are forward-looking statements.

Without limiting the foregoing, you can generally identify forward-looking statements by the use of forward-looking terminology, including the terms "aim," "anticipate," "believe," "could," "mission," "may," "will," "should," "expect," "intend," "plan," "estimate," "project," "predict," "potential," "target," "contemplate," or, in each case, their negative, or other variations or comparable terminology and expressions. The forward-looking statements in this Annual Report are only predictions and are based on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. These forward-looking statements speak only as of the date of this Annual Report and are subject to a number of known and unknown risks, uncertainties and assumptions, including but not limited to important risk factors included in Part I, Item 1A. "Risk Factors" in this Annual Report and our subsequent filings with the Securities and Exchange Commission (the "SEC").

These risks could cause our actual results to differ materially from those implied by forward-looking statements in this Annual Report. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods.

You should read this Annual Report and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we have no obligation to update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

DEFINITIONS

As used in this Annual Report, unless we state otherwise or the context otherwise requires:

- "we," "us," "our," "TKO Group Holdings," "TKO," the "Company," and similar references refer (1) prior to the consummation of the TKO Transactions to Zuffa (each as defined below), and (2) after the consummation of the TKO Transactions to TKO Group Holdings, Inc. and its consolidated subsidiaries.

- "Acquired Businesses" refers to the businesses we acquired in the Endeavor Asset Acquisition.

- "Board" refers to the board of directors of TKO Group Holdings.

- "business combination" refers to the combination of the businesses of WWE and TKO OpCo.

- "Class A common stock" refers to the Class A common stock, par value $0.00001 per share, of TKO.

- "Class B common stock" refers to the Class B common stock, par value $0.00001 per share, of TKO.

- "DGCL" refers to the General Corporation Law of the State of Delaware.

- "EGH Parties" refers to Endeavor OpCo and IMG Worldwide, LLC.

- "Endeavor Group Holdings, Inc.," "Endeavor" or "EGH" refers to Endeavor Group Holdings, Inc., a Delaware corporation.

- "Endeavor Asset Acquisition" refers to our acquisition, from affiliates of Endeavor Group Holdings, Inc., of the IMG business, including certain businesses operating under the IMG brand, On Location and Professional Bull Riders ("PBR"). The Endeavor Asset Acquisition was accounted for as a common control acquisition and was consummated on February 28, 2025.

- "Endeavor OpCo" refers to Endeavor Operating Company, LLC, a Delaware limited liability company and subsidiary of Endeavor.

- "Endeavor Take-Private" refers to the transactions contemplated by the Agreement and Plan of Merger, dated as of April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Wildcat PubCo Merger Sub, Inc., Wildcat Manager Merger Sub, L.L.C., Wildcat OpCo Merger Sub, L.L.C., Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC, Endeavor Executive PIU Holdco, LLC, Endeavor Manager, LLC, Endeavor OpCo and Endeavor Group Holdings, Inc., pursuant to which affiliates of Silver Lake agreed to acquire 100% of the outstanding shares of Endeavor Group Holdings, Inc.'s stock that Silver Lake did not already own (subject to certain exceptions). The Endeavor Take-Private was completed on March 24, 2025.

- "fully-diluted basis" means on a basis calculated assuming the full cash exercise (and not net settlement but, for the avoidance of doubt, including the conversion of the Convertible Notes (to the extent not converted prior to closing of the TKO Transactions)) of all outstanding options, warrants, restricted stock units, performance stock units, dividend equivalent rights and other rights and obligations (including any promised equity awards and assuming the full issuance of the shares underlying such awards) to acquire voting interests of TKO Group Holdings (without regard to any vesting provisions and, with respect to any promised awards whose issuance is conditioned in full or in part based on achievement of performance goals or metrics, assuming achievement at target performance) and the full conversion, exercise, exchange, settlement of all issued and outstanding securities convertible into or exercisable, exchangeable or settleable for voting interests of TKO Group Holdings, not including any voting interests of TKO Group Holdings reserved for issuance pursuant to future awards under any option, equity bonus, share purchase or other equity incentive plan or arrangement of TKO Group Holdings (other than promised awards described above), and any other interests or shares, as applicable, that may be issued or exercised. For the avoidance of doubt, this definition assumes no net settlement or other reduction in respect of withholding tax obligations in connection with the issuance, conversion, exercise, exchange or settlement of such rights or obligations to acquire interests of TKO Group Holdings as described in the foregoing.

- "NYSE" refers to the New York Stock Exchange.

- "Services Agreement" means the services agreement dated as of September 12, 2023, by and between Endeavor Group Holdings, Inc. and TKO OpCo. On the closing date of the Endeavor Asset Acquisition, the Services Agreement was terminated, and the Transition Services Agreement was entered into with Endeavor OpCo and the other parties thereto.

- "Silver Lake" refers to (a) any funds, partnerships, co-investment entities, managed accounts and other investment vehicles affiliated with, or managed, advised, sponsored or controlled by, Silver Lake Group, L.L.C. or one or more of its Affiliates and (b) any Person controlled by or under common control with one or more of the foregoing.

- "TKO OpCo" refers to TKO Operating Company, LLC (f/k/a Zuffa Parent LLC), a Delaware limited liability company and our direct subsidiary.

- "TKO OpCo Units" refers to all of the existing equity interests in TKO OpCo.

- "TKO Transactions" refer, collectively, to the combination of the businesses of UFC and WWE under TKO Group Holdings, Inc. consummated in September 2023. The transactions were in accordance with the Transaction Agreement (defined below) (i) WWE undertook certain internal restructuring steps; (ii) Whale Merger Sub Inc. merged with and into WWE (the "Merger"), with WWE surviving the Merger (the "Surviving Entity") and becoming a direct wholly owned subsidiary of the Company; (iii) immediately following the Merger, the Company caused the Surviving Entity to be converted into a Delaware limited liability company ("WWE LLC") and the Company became the sole managing member of WWE LLC (the "Conversion"); and (iv) following the Conversion, TKO Group Holdings, Inc. (x) contributed all of the equity interests of WWE LLC to TKO OpCo in exchange for 49% of the membership interests in TKO OpCo on a fully diluted basis, and (y) issued to Endeavor OpCo and certain of Endeavor's other subsidiaries a number of shares of our Class B common stock representing, in the aggregate, approximately 51% of the total voting interests of the Company's stock on a fully-diluted basis, in exchange for a payment equal to the par value of such Class B common stock.

- "Transaction Agreement" refers to the transaction agreement, dated as of April 2, 2023, by and among Endeavor Group Holdings, Inc., Endeavor OpCo, TKO OpCo, WWE, TKO Group Holdings, and Whale Merger Sub Inc.

- "Transition Services Agreement" refers to the transition services agreement, dated as of February 28, 2025, by and between Endeavor OpCo, IMG Worldwide, LLC, Trans World International, LLC ("TWI"), TKO OpCo and TKO Group Holdings.

- "UFC" refers to the Ultimate Fighting Championship.

- "WWE" refers to World Wrestling Entertainment, Inc. (n/k/a World Wrestling Entertainment, LLC).

- "Zuffa" refers to Zuffa Parent, LLC (n/k/a TKO Operating Company, LLC or TKO OpCo).

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report. You should carefully consider these risks and uncertainties when investing in our securities. Principal risks and uncertainties affecting our business include the following:

- our ability to generate revenue from discretionary and corporate spending on events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions;

- we depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners. Our failure to maintain, renew or replace key agreements could adversely affect our ability to distribute our media content, and/or other of our goods and services, which could adversely affect our operating results;

- we may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies;

- we may be unsuccessful in our strategic acquisitions, investments and commercial agreements, and we may pursue acquisitions, investments or commercial agreements for their strategic value in spite of the risk of lack of profitability;

- because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, or our key personnel could adversely affect our business;

- the markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, both within the United States and internationally, and we may not be able to compete effectively, which could adversely affect our operating results;

- failure to protect our IT Systems and Confidential Information (both terms as defined in Part I, Item 1A. "Risk Factors") against breakdowns, security breaches, and other cybersecurity risks could result in financial penalties, legal liability, and/or reputational harm, which would adversely affect our business, results of operations, and financial condition;

- we are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business;

- we depend on the continued services of executive management and other key employees. The loss or diminished performance of these individuals could adversely affect our business;

- changes in public and consumer tastes and preferences and industry trends could reduce demand for our content offerings and adversely affect our business;

- owning and managing events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. Additionally, we may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations. If our live events are not financially successful, our business could be adversely affected;

- our business and operating results may be affected by the outcome of pending and future litigation, investigations, claims and other disputes;

- we have a substantial amount of indebtedness, which could adversely affect our business, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all;

- we are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo and, accordingly, we are dependent upon distributions from TKO OpCo to pay taxes and other expenses;

- we are currently controlled by Silver Lake through its ownership and control of Endeavor. The interests of Endeavor or Silver Lake may differ from the interests of other stockholders of TKO Group Holdings;

- if Endeavor or its subsidiaries sell a controlling interest in us to a third party in a private transaction, we may become subject to the control of a presently unknown third party;

- we may fail to realize the anticipated benefits of the Endeavor Asset Acquisition;

- the market price of our Class A common stock may be volatile, and holders of our Class A common stock may be unable to resell their Class A common stock at or above their purchase price or at all;

- we cannot guarantee we will conduct share repurchases or pay dividends in any specified amounts or particular frequency;

- tax matters may cause significant variability in our financial results; and

- TKO OpCo may be required to pay additional taxes as a result of the partnership audit rules.

PART I

Item 1. Business

TKO is a premium sports and entertainment company. TKO's businesses include UFC, the world's premier mixed martial arts ("MMA") organization; WWE, the global leader in sports entertainment; Professional Bull Riders ("PBR"), the world's premier bull riding organization; and its joint venture Zuffa Boxing, a professional boxing promotion. Together, these properties reach more than 1 billion households across 210 countries and territories and organize more than 500 live events year-round, attracting more than three million fans. TKO also services and partners with major sports rights holders through IMG, an industry-leading global sports marketing agency; and On Location, a global leader in premium experiential hospitality.

TKO was initially established through the combination of UFC and WWE in September 2023. The combination of these two businesses united two complementary sports and sports entertainment properties in a single company. We significantly expanded our portfolio on February 28, 2025, when we completed the Endeavor Asset Acquisition, pursuant to which we acquired the IMG business, including certain businesses operating under the IMG brand, On Location, and PBR (collectively, the "Acquired Businesses") from EGH and its subsidiaries. The transaction was valued at approximately $3.25 billion plus a $50 million purchase price adjustment (based on the volume-weighted average sales price of TKO's Class A common stock for the twenty-five trading days ending on October 23, 2024), and was satisfied through the issuance of 26.54 million common units of TKO OpCo and an equivalent number of corresponding shares of TKO Class B common stock to the EGH Parties. This acquisition expanded TKO's operational capabilities across the sports landscape. We combine premier intellectual property ownership (UFC, WWE, PBR) with extensive capabilities in media rights distribution (IMG) and premium hospitality experiences (On Location), allowing us to maximize value across our assets and provide premier services to global rights holders and strategic partners.

We believe TKO's businesses are well-positioned among sports, media and entertainment peers given our comprehensive portfolio of premium intellectual property, global media distribution capabilities, and experiential offerings. The addition of IMG, a global leader in sports, events, and media, and On Location, a premium experiential hospitality provider for marquee global events, significantly expands our engagement with our global fanbase. Finally, PBR provides us with additional live event programming and media content. In total, our combined portfolio allows us to engage fans across the entire sports ecosystem, from media consumption to premium live event experiences.

Our management team has deep expertise in sports, media, and live events. Ariel Emanuel serves as CEO and Executive Chair and Mark Shapiro serves as President and COO at TKO. They each have decades of experience founding, acquiring, and scaling sports and entertainment businesses, including UFC, which Endeavor acquired in 2016 and subsequently executed a strategy that drove substantial value creation for shareholders. TKO's leadership team brings deep institutional and operational knowledge to our business, and we believe their proven track record of performance positions us to successfully execute organic and inorganic growth opportunities at TKO. We view this as a key competitive advantage within the dynamic sports and entertainment landscape.

The Company monetizes its media and content properties through four principal activities: (i) Media rights, production, and content, (ii) Live events and hospitality, (iii) Partnerships and marketing and (iv) Consumer products licensing, which are covered in greater detail in the "Overview of Revenue Sources" section of this Annual Report. A summary of our principal activities is presented in the table below:


Media Rights, Production, and Content
Select Distribution Channels and Partnerships
Paramount+
NETFLIX
ESPN
CBS
peacock
Live Events and Hospitality
Marquee Events
UFC
UFC FIGHT NIGHT
WRESTLEMANIA
RAW
SMACKDOWN
Partnerships and Marketing
Premier Sponsors
Meta
Polymarket
RAM
Jose Cuervo
BUD LIGHT
P&G
THE Coca-Cola COMPANY
IBM
Consumer Products Licensing
Select Partnerships
Fanatics
MATTEL
VENUM
EA
2K
UNDER ARMOUR

The popularity of our marquee companies makes us attractive to media distribution and corporate partners. Across our portfolio, we have agreements with leading distributors, including Paramount, Disney's ESPN, Netflix, Versant, the CW, Rogers Sportsnet, WBDSports, and DAZN, among others, enabling our content to reach audiences around the globe. We have partnerships and marketing agreements with a wide variety of leading brands including Meta, Ram Trucks, Anheuser-Busch, IBM, Procter & Gamble, Monster Energy, Cuervo, Total Wireless, Wingstop, Slim Jim, and others across multiple categories. Our track record building our properties is driven by the quality and quantity of our program offerings and the favorable demographic profile of our core and growing fanbases.

UFC, the world's premier professional MMA organization, produces more than 40 live events annually which are broadcast in over 170 countries and territories to over 950 million TV households. UFC is among the most popular sports organizations in the world, reaching a global audience through an increasing array of global broadcast license agreements and our owned FIGHT PASS streaming platform. The value of our content is demonstrated by our licensing arrangements with Paramount+ and other international broadcasters, and our increasing consumer engagement is evidenced by the overall follower growth and engagement across our social channels. As of December 31, 2025, UFC has more than 700 million fans who skew young and diverse, as well as approximately 350 million social media followers.

WWE, the global leader in sports entertainment, produces and distributes unique and creative content through various channels, including content rights agreements with distribution partners including Netflix, ESPN, Versant, and the CW for its weekly programs, *Raw, SmackDown and NXT*, and Premium Live Events, monetization across social media outlets, live events, and licensing of various WWE themed consumer products. WWE has over 700 million fans and approximately 490 million social media followers, inclusive of talent pages. WWE counts more than 110 million YouTube subscribers, making it one of the most viewed YouTube channels globally, and its year-round programming is available in over one billion households worldwide in more than 20 languages.

The IMG business is a leading global sports marketing company, specializing in media rights management and sales, multi-channel content production and distribution, brand partnerships, strategic consulting, digital services, and event management. It powers revenue, fanbase, and IP growth for more than 300 federations, associations, events, and teams, including the English Premier League, Major League Soccer, The R&A, Wimbledon, DP World Tour, ATP and WTA Tours, the National Football League, CONMEBOL, Euroleague Basketball, Saudi Pro League, as well as its owned channel Sport 24.

On Location is a premium experiential hospitality business, offering ticketing, curated guest experiences, live event production and travel management across sports and entertainment. On Location provides unrivaled access for corporate clients and fans looking for official, immersive experiences at marquee events, including the 2024, 2026 and 2028 Summer and Winter Olympic and Paralympic Games, FIFA World Cup 26, Super Bowl, NCAA Final Four, WWE, UFC, and more.

PBR is the world's premier bull riding organization. Currently, there are more than 1,000 bull riders who compete in more than 200 events annually across the PBR Unleash The Beast tour, which features the top bull riders in the world; the PBR Pendleton Whisky Velocity Tour; the PBR Touring Pro Division; and international circuits in Australia, Brazil, and Canada. In addition, bull riders compete in the PBR Team Series, currently comprising 10 teams, as well as in the PBR Challenger Series, with more than 50 annual events nationwide. PBR Teams League and Unleash The Beast events are broadcast on CBS Television Network, with Teams League events also airing on the CW Network, for a combined reach of over 40 million viewers each year. Fans can also stream Unleash the Beast on Paramount+ and access the Teams League via FOX Nation, further extending PBR's reach into the digital space.

We believe our companies are well positioned for the future of media. We have the flexibility to deliver our content across channels to meet our fans where they are consuming media. Our multichannel distribution model enables TKO to capitalize on increased competition for premium live sports rights and sports entertainment programming across digital and linear services. We license our media rights under long-term contracts to leading distributors globally. The contractual, recurring nature of our revenue base provides our business with good visibility into revenue growth, which supports further investment in our products and adjacent content reinforcing the value of our properties to our fans and partners.

Overview of Revenue Sources

Media Rights, Production and Content

We generate revenue from the licensing of our live events and original programming to domestic and international broadcasters and distributors that carry our programming on digital and linear channels and via pay-per-view ("PPV"). Original programming includes long and short-form content, reality series and other filmed entertainment. Through the acquisition of IMG as part of the Endeavor Asset Acquisition on February 28, 2025, we also generate revenue by acting as a global distributor of sports programming, negotiating and selling media rights on behalf of rights holders, and providing content production and distribution services across a broad range of sports and live events.

License agreements with broadcasters and distributors have various terms typically ranging from three to five years, although certain of our most significant agreements are longer and range from seven to 10 years. We negotiate agreements with a renewal horizon that reflects the growing popularity of our programming.

From 2019 through 2025, ESPN was the exclusive broadcaster of UFC live events in the U.S., including PPV events. In August 2025, UFC announced a new seven-year partnership with Paramount, a Skydance Corporation ("Paramount"), to become the exclusive home of all UFC events in the U.S. Starting in 2026, Paramount will exclusively distribute UFC's full slate of 13 marquee numbered events and 30 Fight Nights via its direct-to-consumer streaming platform, Paramount+, with select numbered events to be simulcast on CBS, Paramount's leading broadcast network. In October 2025, UFC expanded its partnership with Paramount, securing UFC media rights for Paramount+ across Latin America and Australia starting in 2026.

For WWE, media rights fees consist primarily of licensing revenues from the distribution of *Raw*, *SmackDown*, *NXT* and Premium Live Events ("PLEs"). WWE has entered partnerships with major distribution networks, such as Netflix, Versant/USA Network, and the CW, to distribute content across the U.S. Since January 2025, Netflix has been the exclusive global home to *Raw*. In the U.S. market, *SmackDown* is distributed through a five-year agreement with Versant that ends in 2029. Additionally, since January 2025 and as rights become available globally, distribution for all WWE content outside the U.S., including PLEs, has been available on Netflix. The agreement has an initial 10-year term, with an option for Netflix to extend for an additional 10 years and to opt out after the initial five years. In August 2025, WWE entered into a partnership with ESPN, making ESPN platforms, including its new streaming service, the exclusive U.S. home for all WWE PLEs and positioning ESPN as the primary destination for WWE's biggest shows, with *Wrestlepalooza* kicking off the partnership on September 20, 2025. This five-year agreement brings major PLEs (*WrestleMania*, *Royal Rumble*, *SummerSlam*, *Survivor Series*) to ESPN's direct-to-consumer service, with select simulcasting on linear channels and rights to pre/post-show content.

While our major live events are now primarily delivered through established partners like Paramount+ in the U.S., UFC FIGHT PASS continues to provide fans globally with access to live early preliminary bouts and an expansive video-on-demand library of historical and original content. This platform allows UFC to maintain a direct customer relationship in markets where it is economically favorable compared to third-party licensing, and serves as a specialized destination for our most dedicated audience to access our full historical archive.

WWE Network provides WWE fans an expansive library of archived content and non-live original content per year, including second runs of in-ring television programming, exclusive original programming, documentaries, reality shows, and specials. Beginning March 2021, Peacock was the exclusive U.S. home to WWE Network in connection with a multi-year license agreement. In September 2025, WWE PLEs moved from Peacock to ESPN as a result of the new multi-year partnership with ESPN. WWE Network content is also licensed in certain international markets. As mentioned previously, since January 2025 and as rights become available globally, distribution for all WWE content outside the U.S., including PLEs, is available on Netflix. Most recently, in

January 2026, Netflix became the new U.S. home for WWE's archival library of PLEs, as well as award-winning documentaries and original programming.

Live Events and Hospitality

We deliver compelling, year-round live events and premium hospitality experiences around the world. Our live event portfolio includes UFC, WWE, and PBR, which collectively showcases a talented roster of UFC athletes, WWE Superstars, and professional bull riders. Live events generate revenue through the sale of tickets, site fees, travel packages, and VIP experiences. Additionally, through On Location, we generate revenue by providing premium experiential hospitality, ticketing and travel management for marquee global sports and entertainment events.

Across our properties, TKO hosts hundreds of annual live events in multiple countries and marquee venues, including New York's Madison Square Garden, London's O2 Arena, and Las Vegas' T-Mobile Arena. Our tentpole live events include UFC numbered events, WWE's *WrestleMania*, and *SummerSlam*, among others. These events regularly sell out. In 2025, UFC set eight new, all-time-highest-grossing event records at several arenas in key markets, including the Intuit Dome in Los Angeles (UFC 311), which became the highest-grossing MMA event in California history; Qudos Bank Arena in Sydney, Australia (UFC 312); and Bell Centre in Montreal, Canada (UFC 315). Also in 2025, *WrestleMania 41* in Las Vegas attracted over 118,000 attendees over the course of the two-day event, while our *Royal Rumble* event at Lucas Oil Stadium became the highest-grossing *Royal Rumble* in history.

Partnerships and Marketing

TKO generates partnerships revenue from the sale of in-venue and in-broadcast advertising assets, content product integration and digital impressions across UFC, WWE and PBR. Marketing revenues are also driven by original content on third-party social media platforms. Additionally, through IMG, we generate commissions and fees by selling sponsorship assets on behalf of third-party clients and rights holders.

Partnerships revenues are generated from partners who promote their products utilizing the broad reach of TKO's premium properties. Our global sales force has established partnerships with major brands worldwide across a variety of industries. The unique but complementary nature of our properties enables us to offer differentiated partnership products, providing access to scaled promotion, as well as more targeted audiences across our entire portfolio, to meet the unique needs of our partners. We continue to expand the categories and volume of our partnerships with major brands, such as IBM, Meta, Polymarket, Ram Trucks, Crypto.com, DoorDash, Coca-Cola (Minute Maid), Sazerac, and Nestle.

We create unique brand integration opportunities through our control over production, including UFC's high-definition LED Fight Clock and Fight Deck displays, WWE's in-ring product activations, and PBR's arena signage. Through IMG's global sales networks, we also manage comprehensive partnership programs for leading sports federations and leagues, further diversifying our revenue based beyond our owned IP.

Consumer Products Licensing and Other

TKO merchandises UFC, WWE and PBR across a diverse range of branded products, including video games, apparel, equipment, trading cards, memorabilia, digital goods, and toys. We partner with major global companies to sell branded merchandise through licensing arrangements and direct-to-consumer sales. Revenues principally consist of royalties and license fees related to branded products and sales of merchandise distributed at live events and through eCommerce platforms.

We have licensing partnerships with major retailers and brands worldwide. Video games and toys are among the largest components of our licensing programs. UFC has multi-year licensing agreements with EA Sports to produce and sell UFC-branded console video games and with Fanatics to produce and sell event merchandise. Similarly, WWE has a multi-year licensing agreement with Take-Two Interactive Software to produce and sell WWE-branded console video games. WWE also has a multi-year licensing agreement with Mattel, Inc., its exclusive toy licensee, covering all global territories and, beginning July 2022, WWE launched an exclusive, multi-year partnership with Fanatics that includes WWE Shop, a premier e-commerce and mobile destination. WWE also distributes its products through major retailers such as Walmart, Target, Pacsun, Smyth's, and GameStop. Similarly, UFC maintains licensing partnerships with over 50 premium brands, including EA Sports, Project Rock by Under Armour, and Venum. PBR maintains licensing partnerships across key categories including apparel, accessories, and toys, with Legends managing our e-commerce and in-venue retail operations and a retail footprint that includes Boot Barn, Cavender's, and Tilly's.

Additionally, TKO provides executive and operational services to certain joint ventures and receives an annual fee for such services. In March 2025, the Company entered into a joint venture with Sela Company to launch Zuffa Boxing, a new global boxing promotion business that provides a premier platform for both leading boxers and prospects in the sport. As a partner in the joint venture, TKO provides essential promotional, operational, and media rights distribution support. TKO utilizes its global sales and marketing infrastructure and live event production expertise to facilitate the execution of Zuffa Boxing's large-scale boxing events and to maximize the reach of its media content.

Growth Vectors

We believe TKO is well-positioned to benefit from secular tailwinds in both sports and entertainment. Live sports and sports entertainment remain important for both traditional linear platform providers as well as streamers and technology entrants. As a result, the value of media rights for unique assets, such as UFC and WWE, have appreciated consistently. We anticipate realizing growth in media rights content agreements upon contract renewals that materialize over the coming years, reflecting the increased value of our premium content to linear and streaming channels, as well as the broader trend of premium live sports and entertainment content rights generally increasing in value across renewal cycles. We believe we can generate more content in various formats to acquire and engage new and existing fans, generate license fees from distribution partners, and drive increased adoption of our direct-to-consumer offerings, UFC FIGHT PASS and WWE Network. TKO drives economic benefits to the cities that host WWE and UFC events, which we believe will lead to growth in site fees as jurisdictions vie to bring premium events to their market. For example, *WrestleMania* in April 2025 generated significant economic impact for the Las Vegas region. Similarly, UFC 311 in Los Angeles and UFC 312 in Sydney, Australia drove significant local economic activity, with the latter setting a new arena gate record for the region.

International

As of December 31, 2025, a majority of UFC and WWE fans are from international markets. We see a significant opportunity to further monetize and grow in existing international markets through traditional distribution partnerships, direct-to-consumer offerings, live events, consumer products, and partnerships.

In addition to further monetizing our existing international markets, we are also focused on the international expansion of our content and programming distribution, with efforts across Europe, Asia Pacific and the Middle East offering significant growth potential. We believe our success to date through our live events, extensive international distribution infrastructure, and international talent demonstrates our ability to sustain future international growth of our properties. UFC content reaches over 950 million households across 50 broadcast partners in over 50 languages in more than 170 countries. As of December 31, 2025, WWE content reached more than one billion households in 24 languages in more than 150 countries.

Live Events and Hospitality

Live events remain a core growth driver for TKO. We believe we can grow live events and hospitality revenues by increasing ticket sales, maximizing site fees, and expanding premium VIP hospitality offerings to drive higher per event revenues to optimize monetization across events. Compelling, live experiences are at the core of TKO, driving the strength of our companies and fan engagement.

The integration of On Location into TKO has enabled us to directly capture growth from premium experiential hospitality offerings tied to major sporting events and entertainment properties such as the NFL and FIFA. By offering curated packages that combine tickets, hospitality, accommodations, and exclusive experiences, we believe we can increase per-fan economics while expanding our reach to corporate customers and high-value consumers globally.

Over UFC's history, we have successfully held events in more than 150 cities internationally, and in 2025 visited Sydney, Australia, Doha, Qatar, Baku, Azerbaijan, Shanghai, China, Riyadh, Saudi Arabia, Abu Dhabi, United Arab Emirates, London, United Kingdom, Los Angeles, California and Las Vegas, Nevada, among other major destinations. During 2025, WWE produced several international events, including PLEs in key markets across Europe and Latin America, in addition to events produced through our partnership with the General Entertainment Authority of the Kingdom of Saudi Arabia.

Moreover, live events have the potential to drive significant economic output for host cities from new job creation, salaries and wages, taxes, and other economic activity. Consequently, as the popularity of TKO live events grows, we expect to have a greater ability to secure site fees from local governments or tourism organizations in certain jurisdictions.

Partnerships and Marketing

TKO is also distinguished by the attractive fan demographics of its brands. The multicultural foundation of the fighting styles incorporated in MMA and the ubiquitous nature of wrestling resonates with audiences from diverse cultural and demographic backgrounds all over the world. As of December 31, 2025, we estimate that the fanbases of UFC and WWE are approximately 38% and 41% female, respectively. UFC and WWE fans also skew younger on average, with a median age of 37 years old and 35 years old, respectively, than those of traditional U.S. sports leagues with a range of 38 to 47 years old.

We believe the differentiated fanbases of our companies make TKO a valued partner for sponsors looking to access this attractive demographic. Our unified global partnership team provides brands with access to one of the most formidable sports marketing portfolios in the world. We expect to increase product activations across platforms and formats, expand and monetize additional staple partnership categories, provide additional inventory and assets through innovative new partnership offerings, and improve sell-through, particularly in international markets. As such, we anticipate the acceleration of our properties and talent placement across partnerships, as well as greater cross-selling opportunities with our product licensing partners by leveraging technology, thus driving incremental revenue from new on-screen graphics assets. The addition of PBR and IMG's portfolio further diversifies our offering.

Consumer Products Licensing

Product licensing and merchandising is a growing category for TKO. We believe there is an opportunity to continue to scale our consumer products division through opportunities in many product categories, including apparel, casual games, and online betting platforms, in addition to expanding direct-to-retail channels in the U.S. and globally.

As such, we continually seek exclusive, multi-year partnerships with leading organizations to develop new products and further expand our licensing business. For example, UFC's partnership with EA Sports and WWE's partnership with Take-Two Interactive Software allows us to remain agile as content can be updated for new characters, game modes, and story plots for enhanced game play. Additionally, UFC and WWE have exclusive, multi-year partnerships with Fanatics across a variety of product categories.

Structural Advantages

Based on our organizational structure, we believe we are well-positioned to effectively and efficiently navigate the rapidly evolving sports and entertainment landscape relative to other sports and entertainment offerings. UFC and WWE's governance structures do not involve a franchise system with multiple owner-operators as is common in team sports. Importantly, UFC does not rely on a network of independent promoters as is found in other combat sports. While PBR operates a franchise-based Team Series, it maintains unilateral control over its core individual touring properties. These structural advantages allow us to make decisions unilaterally and to react swiftly and nimbly to changes in consumption habits and fan preferences and to address customer needs. We also have autonomy and oversight over our content production and intellectual property, including domestic and international media rights, which we believe enables us to optimize distribution and production quality.

The acquisition of the IMG business, On Location and PBR further enhances our structural advantages. The IMG business provides global scale, long-standing client relationships, and deep expertise across sports marketing, media rights advisory, content production, and event management. On Location expands our capabilities in premium experiential hospitality, allowing us to integrate ticketing, travel, and curated experiences around marquee events. PBR strengthens our portfolio of owned sports properties with a scalable global live events platform and complementary fan demographics.

Unlike traditional sports leagues, we host live events year-round and are not constrained by a seasonal format. In the year ended December 31, 2025, TKO hosted over 500 live events in locations around the world across UFC, WWE and PBR. We maintain the flexibility to scale the number of events hosted each year to meet consumer demand. We also determine the location of each event, which helps us acquire new fans across geographies globally and strengthen our brand reach.

Competition

The entertainment and sports services industries are highly competitive and subject to fluctuations in popularity, which are not easy to predict. For our live event and media content audiences, we face competition from professional and college sports (including other MMA promotions), scripted wrestling promotions, other live, filmed, televised, and streamed entertainment, as well as other leisure activities. We continue to face increased competition from websites, mobile, and other internet-connected apps delivering paid and free content as streamed media offerings continue to expand.

With the addition of the IMG business and On Location, we now also compete in the highly fragmented markets for sports representation and experiential hospitality. We face competition from other global sports marketing agencies and premium hospitality providers that compete for rights holders and corporate clients.

For purchases of our merchandise, we compete with entertainment companies, professional and college sports leagues, and other makers of branded apparel and merchandise. In addition, our properties compete respectively for talent with other live combat sports and sports entertainment platforms, and work to develop and discover emerging talent.

Talent Discovery and Development

UFC Athletes

Essential to the success of UFC and the sport of MMA is the ability to discover and promote athletes globally. UFC athletes are independent contractors. As of December 31, 2025, there were approximately 650 UFC athletes representing more than 70 countries, of which nearly 20% were female and 60% originated from outside of the U.S.

UFC discovers new athletes via multiple methods, including staging talent discovery shows such as The Ultimate Fighter, Dana White's Lookin' for a Fight, Dana White's Contender Series, and Road to UFC. UFC also discovers and evaluates talent through its

UFC Academies in China and Mexico, which provide younger MMA athletes with a platform to develop their skills and abilities while competing in local promotions ahead of a potential career in UFC.

To advance the sport of MMA, UFC established the UFC Performance Institutes, which are designed to accelerate knowledge and understanding of MMA by delivering interdisciplinary services, evidence-based science, sports medicine, innovation, and technology, while sharing best practices for performance optimization with athletes and coaches around the world. The first Performance Institute opened in Las Vegas in 2017. The second location opened in Shanghai in 2019. A third location opened in Mexico City in February 2024.

WWE Superstars

The success of WWE is due primarily to the continuing popularity of its Superstars. WWE Superstars are independent contractors. As of December 31, 2025, there were approximately 215 WWE Superstars under contract from more than 25 countries, of which approximately 35% were female. Contracts for WWE Superstars range from multi-year guaranteed contracts with established Superstars to developmental contracts with our Superstars in training.

WWE's talent development system, including the *NXT* division, has produced more than 75% of WWE's current active main roster stars, such as Roman Reigns, Seth Rollins, Bron Breakker, Charlotte Flair, Rhea Ripley, and Becky Lynch. *NXT* has evolved into WWE's third brand after *Raw* and *SmackDown* and has transitioned into a weekly live television series. More than 20% of WWE's developmental talent come from countries outside the U.S., including Nigeria, Japan, England, Chile, Australia, Canada, Ukraine, Spain, Singapore, and Austria. Women comprise over 35% of WWE's developmental talent. *NXT* talent train at the WWE Performance Center in Orlando, Florida, which was designed to cultivate the next generation of talent and has become the center of WWE's talent development program.

In 2021, WWE launched a major comprehensive recruiting initiative for in-ring competitors called Next In Line ("NIL"). This program serves to recruit and develop potential future Superstars, and it further enhances WWE's talent development process through collaborative partnerships with select athletes from diverse athletic backgrounds. In October 2024, following the success of the NIL program, WWE launched a developmental program called WWE Independent Development ("WWE ID") to provide up-and-coming independent wrestlers a pathway to a potential career in WWE. The WWE ID program provides prominent independent wrestling schools with the WWE ID official designation, with the goal of providing new trainees and existing talent at these select institutions with enhanced developmental opportunities. Additionally, WWE ID will identify top independent wrestling prospects with an official designation and support their developmental journey by providing financial opportunity and assisting with training, mentorship and development, including access to world-class facilities, best-in-class ring training, and athletic trainers.

PBR Riders

PBR features riders who compete in sanctioned bull riding events across multiple tours and international markets. PBR riders are independent contractors and are sourced through a global ecosystem of professional, development, and regional competitions. PBR's athlete development pathway supports the progression of riders from entry-level circuits to elite global events, helping to sustain the long-term growth and competitiveness of the sport.

Intellectual Property and Other Proprietary Rights

We consider intellectual property to be very important to the operation of our business and to driving growth in our revenues, particularly with respect to partnerships, licensing rights, and media distribution agreements. Our intellectual property includes the "UFC," "WWE," "IMG," "On Location," and "PBR" brands, other trademarks and copyrights associated with us and our events, and the rights to use the intellectual property of our commercial partners. Substantially all our intellectual property and owned assets that we create or acquire associated with our content and events are protected by trademarks and copyrights, whether registered or unregistered.

Human Capital Resources

General

We believe the strength of our workforce is critical to our long-term success. Our human capital management objectives include attracting, retaining, and developing high performing and diverse talent.

As of December 31, 2025, we had over 4,000 employees in more than 30 countries. We have invested and focused extensively on the training and development of our employees. We believe that our relations with our employees are good.

Talent Development

We recognize nurturing talent and embracing the constant evolution that leadership requires is crucial to our success. We have invested in learning and development opportunities that strengthen the role of leaders, as well as offer employees opportunities for professional growth and skill development.

Regulation and Legislation

We are subject to federal, state and local laws, both domestically and internationally, and at the state level by athletic commissions, governing matters such as:

- licensing laws for athletes;

- operation of our venues;

- licensing, permitting, and zoning;

- health, safety, and sanitation requirements;

- the service of food and alcoholic beverages;

- working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment laws and regulations;

- compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA");

- the U.K. Bribery Act 2010 (the "Bribery Act") and similar regulations in other countries, as described in more detail below;

- antitrust and fair competition;

- data privacy and information security;

- marketing activities;

- environmental protection and climate-related regulations;

- imposition by the U.S. or foreign countries of tariffs or trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls;

- licensure and other regulatory requirements for the supply of sports betting data and software to gambling operators;

- laws and regulations regarding the promotion and operation of MMA and boxing events; and

- government regulation of the entertainment and sports industry.

We monitor changes in these laws and believe that we are in material compliance with applicable laws. See "Risk Factors—Risks Related to Our Business—We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business."

Many of the events produced or promoted by us are presented in venues which are subject to building and health codes and fire regulations imposed by the state and local governments in the jurisdictions in which the venues are located. These venues are also subject to zoning and outdoor advertising regulations and require a number of licenses in order for us to operate, including occupancy permits, exhibition licenses, food and beverage permits, liquor licenses, and other authorizations. In addition, these venues are subject to the U.S. Americans with Disabilities Act of 1990 and the U.K.'s Disability Discrimination Act 1995, which require us to maintain certain accessibility features at each of the facilities.

In various states in the United States and some foreign jurisdictions, we are required to obtain licenses for promoters, medical clearances and other permits or licenses for our athletes, and permits for our live events to promote and conduct those events. Generally, we or our employees hold promoters and matchmakers licenses to organize and hold our live events. We or our employees hold these licenses in a number of states, including California, Nevada, New Jersey, and New York.

We are required to comply with the anti-corruption laws of the countries in which we operate, including the FCPA and the Bribery Act. These regulations make it illegal for us to pay, promise to pay, or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

Our business is also subject to certain regulations applicable to our web sites and mobile applications. We maintain various web sites and mobile applications that provide information and content regarding our business and offer merchandise and tickets for sale. The operation of these web sites and applications may be subject to a range of federal, state and local laws.

The marketplace for audio-visual programming (including cable television and internet programming) in the United States and internationally is substantially affected by certain applicable government regulations, as well as social and political influences on, television stations, television networks and cable and satellite television systems and channels. Certain FCC regulations are imposed directly on us and/or indirectly through our distributors.

Gaming laws in the jurisdictions in which we operate are established by statute and are administered by regulatory agencies with broad authority to interpret gaming laws, to promulgate gaming regulations, and to regulate gaming activities. Regulatory requirements vary among jurisdictions, but a number of jurisdictions in which we operate require licenses, permits, or findings of suitability for us, our individual officers, directors, major stockholders, and key employees. Regulatory agencies from time to time may modify their interpretation of gaming laws and regulations and the regulatory requirements imposed on operators under such laws and regulations. We believe we hold all of the licenses and permits necessary to conduct our business in this space.

Available Information and Website Disclosure

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are also available to the public through the SEC's website at *www.sec.gov*.

You also can find more information about us online at our investor relations website located at *investor.tkogrp.com*. Filings we make with the SEC and any amendments to those reports are available free of charge on our website as soon as reasonably practicable after we electronically file such materials with the SEC. The information posted on or accessible through our website is not incorporated into this Annual Report.

Investors and others should note that we announce material financial and operational information to our investors using press releases, SEC filings and public conference calls and webcasts, and by postings on our investor relations site at *investor.tkogrp.com*. We may also use our website as a distribution channel of material Company information. In addition, you may automatically receive email alerts and other information about TKO, UFC and WWE when you enroll your email address by visiting the "Investor Email Alerts" option under the Resources tab on *investor.tkogrp.com*.

Item 1A. Risk Factors

Investing in our Class A common stock involves substantial risks. You should carefully consider the following factors, together with all of the other information included in this Annual Report, including under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this Annual Report before investing in our Class A common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. We cannot assure you that any of the events discussed below will not occur. Please also see "Forward-Looking Statements" for more information.

Risks Related to Our Business

Our ability to generate revenue from discretionary and corporate spending on events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates, tax laws that impact companies or individuals, and inflation, can significantly impact our operating results. While consumer and corporate spending may decline at any time for reasons beyond our control, the risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorships and advertising, decreases in attendance at live events, and decreases in consumer spending on merchandising, among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by economic and geopolitical conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth. A prolonged period of reduced consumer or corporate spending, such as those that occurred during the COVID-19 pandemic, could have an adverse effect on our business, financial condition, and results of operations.

We depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners. Our failure to maintain, renew or replace key agreements could adversely affect our ability to distribute our media content, and/or other of our goods and services, which could adversely affect our operating results.

A key component of our success is our relationships with television and cable networks, satellite providers, digital streaming and other distribution partners. We are dependent on maintaining these existing relationships and expanding upon them so that we have a robust network with which we can work to arrange multimedia rights sales, including distribution of our events and media content. Our television programming for our events is distributed by television and cable networks, satellite providers, pay-per-view ("PPV"), digital streaming, and other media. Because a large portion of our revenues are generated, directly and indirectly, from the distribution of our events, any failure to maintain or renew arrangements with distributors and platforms, the failure of distributors or platforms to continue to provide services to us, or the failure to enter into new distribution opportunities on terms favorable to us could adversely affect our business. We regularly engage in negotiations relating to substantial agreements covering the distribution of our content by carriers located in the United States and abroad. We have agreements with multiple PPV providers globally and distribute a portion of our events through PPV, including certain events that are sold exclusively through PPV. We have important relationships with (i) Paramount, as the exclusive distributor for all UFC Numbered Events and UFC Fight Nights throughout the U.S. and Latin America and as exclusive distributor of UFC Fight Nights in Australia, as well as the exclusive distributor of Zuffa Boxing throughout the U.S. and distributor of certain PBR programming, (ii) ESPN as the exclusive distributor for all WWE PLEs in the U.S., (iii) Netflix as the exclusive global home for *RAW* (and, as rights become available globally, distribution for all WWE content outside the U.S., including premium live events) and other WWE library content, (iv) USA Network as the exclusive distributor for *SmackDown* in the U.S., (v) The CW, which carries *NXT* on its cable network stations, and (vi) Peacock as the exclusive distributor of WWE *Saturday Night's Main Event* in the U.S. Our agreement with Netflix relating to WWE has an initial 10-year term, with an option for Netflix to extend for an additional 10 years and to opt out after the initial five years. Our failure to maintain the Netflix agreement, including through Netflix exercising its opt-out rights, could adversely affect our ability to distribute WWE content, which could adversely affect our operating results.

These relationships are expected to continue to constitute a significant percentage of our revenues. No assurances can be provided as to the outcome of any negotiations with these partners. If we are unable to maintain our agreements, renew existing agreements or find alternative streaming or distribution partners on at least as favorable terms, if at all, our results of operations could be adversely impacted.

There is also no guarantee that the growth in value of sports media licensing rights in the recent years will continue or can be maintained or that the current value of our sports media licensing rights will not diminish over time. Any adverse change in these relationships or agreements, including as a result of U.S., European Union and United Kingdom trade and economic sanctions and any counter-sanctions enacted by such sanctioned countries (e.g., Russia), or a deterioration in the perceived value of our partnerships or these distribution channels, could have an adverse effect on our business, financial condition and results of operations.

We may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies.

The manner in which audio/media content is distributed and viewed is constantly changing, and consumers have increasing options to access entertainment video. Changes in technology require resources including personnel, capital and operating expenses. Conversely, technology changes have also decreased the cost of video production and distribution for certain programmers (such as through social media), which lowers the barriers to entry and increases the competition for viewership and revenues. We must successfully adapt to and manage technological advances in our industry, including the emergence of alternative distribution platforms. If we are unable to adopt or are late in adopting technological changes and innovations, it may lead to a loss of consumers viewing our content, a reduction in revenues from attendance at our live events, a loss of ticket sales, or lower site fee revenue. Our ability to effectively generate revenue from new content distribution platforms and viewing technologies could affect our ability to maintain and grow our business. Emerging forms of content distribution may provide different economic models and compete with current distribution methods (such as television, film, and PPV) in ways that are not entirely predictable, which could reduce consumer demand for our content offerings. Additionally, the use of artificial intelligence (AI) technologies in content creation, marketing, and distribution is evolving, and our ability to successfully utilize such technologies is uncertain. Although we are evaluating the use of AI technologies in our operations, we face competition from other companies in our industry in relation to the deployment of such technologies. If we fail to successfully implement these technologies, or if our competitors more rapidly or effectively adopt these technologies, we may be at a competitive disadvantage which could have a materially adverse impact on our operating results, customer relationships, and growth.

We must also adapt to changing consumer behavior driven by advances that allow for time shifting and on-demand viewing, such as digital video recorders and video-on-demand, as well as Internet-based and broadband content delivery and mobile devices. Cable and broadcast television distribution constitutes a large part of our revenues. The number of subscribers and ratings of television networks and advertising revenues in general have been impacted by viewers moving to alternative media content providers, a process known as "cord cutting" and "cord shaving". Developments in technology may have added, and may continue to add, to this shift as consumers' expectations relative to the availability of video content on demand, their willingness to pay to access content and their tolerance for commercial interruptions evolve. Many well-funded digital companies (such as Amazon, Apple, Facebook, Hulu, Netflix and YouTube) have been competing with the traditional television business model and, while it has been widely reported that they are paying significant amounts for media content, it is not clear that these digital distributors will replace the importance (in terms of money paid for content, viewer penetration, and other factors) of television distribution to media content owners such as WWE and UFC. Our media partners' businesses are affected by their sale of advertising and subscriptions for their services. If they are unable to sell advertising and/or subscriptions either with regard to WWE and UFC programming specifically or all of their programming generally, it could adversely affect our operating results. If we fail to adapt our distribution methods and content to emerging technologies and new distribution platforms, while also effectively preventing digital piracy and the dilution of the value of our content resulting from the creation of similar or fake content on artificial intelligence applications, our ability to generate revenue from our targeted audiences may decline and could result in an adverse effect on our business, financial condition, and results of operations.

We may fail to realize the anticipated benefits of the Endeavor Asset Acquisition.

On February 28, 2025, we completed the Endeavor Asset Acquisition. The success of the Endeavor Asset Acquisition depends on, among other things, our ability to integrate the transferred businesses in a manner that realizes the various benefits, growth opportunities and synergies that we have identified. Our ability to achieve the anticipated benefits of the Endeavor Asset Acquisition is subject to a number of risks and uncertainties.

Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, or our key personnel could adversely affect our business.

Our professional reputation is essential to our continued success and any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain qualified and experienced personnel, or enter into multimedia, licensing, and partnership engagements. Our overall reputation may be negatively impacted by a number of factors, including negative publicity concerning us, members of our management or other key personnel or the athletes that participate in our events. Many athletes that participate in our events are public personalities with large social media followings whose actions generate significant publicity and public interest. Any adverse publicity relating to such individuals or individuals that we employ or previously employed or have a contractual relationship with, or that otherwise occur at our locations or events, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination, or other misconduct, have resulted and may in the future result in significant media attention, even if not directly relating to or involving us, and could have a negative impact on our professional reputation. This could result in termination of media rights agreements, licensing, sponsorships or other contractual relationships, or our ability to attract new partnerships or other business relationships, or the loss or termination of such employees' or contractors' services, all of which could adversely affect our business, financial condition, and results of operations.

The markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, both within the United States and internationally, and we may not be able to compete effectively, which could adversely affect our operating results.

We face competition from a variety of other domestic and foreign companies. We also face competition from alternative providers of the content and events that we offer. For UFC, these providers include, but are not limited to, M-1 Global, Professional Fighters League, Combate Global, Invicta FC, Cage Warriors, AMC Fight Nights, ONE Championship, Rizin Fighting Federation, Absolute Championship Akhmat, Pancrase, Caged Steel, Eagle Fighting Championship, KSW, Extreme Fighting Championship, and Legacy Fighting Alliance. For WWE, these providers include, but are not limited to, All Elite Wrestling, Impact Wrestling, Ring of Honor, New Japan Pro-Wrestling, and Consejo Mundial de Lucha Libre. Additionally, competition exists from other forms of media, entertainment and leisure activities in a rapidly changing and increasingly fragmented environment. Other new and existing professional wrestling leagues also compete with our goods and services. For the sale of our consumer products, we compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise. Any increased competition, which may not be foreseeable, or our failure to adequately address any competitive factors, could result in reduced demand for our content, live events, or brand, which could have an adverse effect on our business, financial condition, and results of operations.

We depend on the continued services of executive management and other key employees. The loss or diminished performance of these individuals could adversely affect our business.

Our performance is substantially dependent on the continued services of executive management and other key employees. In addition, following the completion of the Endeavor Take-Private, we have continued to utilize Endeavor's services and expect to do so for a specified period of time. We cannot be sure that any adverse effect on Endeavor's business would not also have an adverse effect on our business, financial condition, and results of operations. Further, members of our or Endeavor's executive management may not remain with Endeavor or us and may compete with us in the future. The loss of any member of our executive management team could impair our ability to execute our business plan and growth strategy, have a negative impact on our business, financial condition, and results of operations, or cause employee morale problems or the loss of additional key employees.

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our content offerings and adversely affect our business.

Our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of our brand, events, and the athletes that participate in our events. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. Our operations and revenues are affected by consumer tastes and entertainment trends, including the market demand for the distribution rights to live events, which are unpredictable and may be affected by factors such as changes in the social and political climate, global epidemics or general macroeconomic factors. Changes in consumers' tastes or a change in the perceptions of our brand and business partners, whether as a result of the social and political climate or otherwise, could adversely affect our operating results. Our failure to avoid a negative perception among consumers, or anticipate and respond to changes in consumer preferences, could result in reduced demand for our events and content offerings, which could have an adverse effect on our business, financial condition and results of operations.

Consumer tastes change frequently, and it can be challenging to anticipate what offerings will be successful at any point in time. We may invest in our content and events before learning the extent to which we will achieve popularity with consumers. A lack of popularity of our content offerings, as well as labor disputes, unavailability of a star athlete, cost overruns, disputes with production teams, or severe weather conditions, could have an adverse effect on our business, financial condition and results of operations.

Owning and managing events for which we sell media and partnership rights, ticketing and hospitality exposes us to greater financial risk. Additionally, we may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations. If our live events are not financially successful, our business could be adversely affected.

We act as a principal by owning and managing live events for which we sell media and partnership rights, ticketing and hospitality. Organizing and operating a live event involves significant financial risk as we bear all or most event costs, including a significant amount of up-front costs. In addition, we typically book our live events many months in advance of holding the event and often incur expenses prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in our ability to live stream or otherwise distribute, whether as a result of technical difficulties or otherwise, we could lose a substantial amount of these costs, fail to generate the anticipated revenue, and could be forced to issue refunds for ticket or PPV sales and generate lower than expected media rights, partnership and licensing fees. If we are forced to postpone a planned event, we could incur substantial additional costs in order to stage the event on a new date, may have reduced attendance and revenue, and may have to refund fees. We could be compelled to cancel or postpone all or part of an event for many reasons, including severe weather conditions, issues with obtaining permits or government regulation, athletes failing to participate, as well as operational challenges caused by extraordinary incidents, such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics, or similar events. Such incidents have been shown to cause a nationwide and global disruption of commercial and leisure activities.

In the United States and foreign jurisdictions, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for performers and/or permits for events in order for us to promote and conduct our live events. Foreign jurisdictions require visas for personnel and talent at international live events. In international markets, third-party promoters generally oversee permitting and regulatory matters. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of our third-party promoters, we may be prohibited from promoting and conducting our live events in that jurisdiction. The inability to present our live events in jurisdiction(s), in addition to the lost revenues and expenses of the missed event(s), could lead to a decline in various revenue streams in such jurisdiction(s).

We often have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event, but our coverage may not be sufficient, may no longer cover a pandemic and is subject to deductibles. If the live events that we own and manage are not financially successful, we could suffer an adverse effect on our business, financial condition and results of operations.

Our business and operating results may be affected by the outcome of pending and future litigation, investigations, claims and other disputes.

We have in the past and may in the future be subject to legal proceedings, claims and other disputes (see Note 21, *Commitments and Contingencies*, to our audited consolidated financial statements included elsewhere in this Annual Report). Our results may be affected by the outcome of any such pending and future litigation, investigations, claims and other disputes. Unfavorable rulings in our legal proceedings could result in material liability to us or have a negative impact on our reputation or relations with our employees or third parties. The outcome of litigation, including class action lawsuits, is inherently uncertain and is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. If we are unable to resolve these or other matters favorably, our business, operating results, and our financial condition may be adversely affected.

In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies or private parties. In addition, allegations against or improper conduct by current or former employees, contractors or partners could damage our reputation and/or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines. If the results of these investigations, claims, allegations, investigations, proceedings, or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on our business, financial condition, and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could have an adverse effect on our business, results of operations, and financial condition. In addition, publicity from these matters could negatively impact our business, reputation and competitive position and reduce investor demand for our Class A common stock and negatively impact the trading price of such stock.

The special committee of independent members of WWE's Board of Directors' investigation into allegations of misconduct by Vincent McMahon, and any further allegations, claims or investigations may have an adverse financial and operational impact on our business performance.

On June 17, 2022, WWE and its then Board of Directors announced that a special committee of independent members of its Board of Directors (the "Special Committee") was formed to investigate alleged misconduct by WWE's then-Chief Executive Officer, Vincent K. McMahon. On July 22, 2022, Mr. McMahon resigned from all positions held with WWE but remained a stockholder with a controlling interest. On January 9, 2023, WWE's Board of Directors elected Mr. McMahon as Executive Chairman thereto, and Mr. McMahon subsequently returned to WWE.

On July 25, 2022, based on the findings of the Special Committee investigation, WWE announced that it had determined that certain payments that Mr. McMahon agreed to make during the period from 2006 through 2022 (including amounts paid and payable in the future totaling $14.6 million) were not appropriately recorded as expenses in WWE's consolidated financial statements. WWE subsequently identified two additional payments totaling $5.0 million unrelated to the alleged misconduct by Mr. McMahon that led to the Special Committee investigation, that Mr. McMahon made in 2007 and 2009 that were not appropriately recorded as expenses in WWE's consolidated financial statements. Together, these unrecorded expenses total $19.6 million (the "Unrecorded Expenses"). All payments underlying the Unrecorded Expenses have been paid by Mr. McMahon personally. WWE determined that, while the amount of Unrecorded Expenses was not material in any individual period in which the Unrecorded Expenses arose, the aggregate amount of Unrecorded Expenses would be material if recorded entirely when identified in the second quarter of 2022. Accordingly, WWE revised its previously issued financial statements to record the Unrecorded Expenses in the applicable periods for the years ended December 31, 2019, 2020 and 2021, as well as the first quarter of 2021 and 2022. In light of the Unrecorded Expenses and related facts, WWE concluded that its internal control over financial reporting was not effective as a result of one or more material weaknesses. On January 10, 2025, the United States Securities and Exchange Commission settled charges against Mr. McMahon for failing to disclose certain agreements related to the Unrecorded Expenses to WWE's Board of Directors, legal department, accountants, financial reporting personnel, or auditor, and in so doing, circumventing WWE's system of internal accounting controls and causing material misstatements in WWE's 2018 and 2021 financial statements. Although the Special Committee investigation was completed and, in January 2024, Mr. McMahon resigned from his position as Executive Chair and member of TKO's Board of Directors, as well as other positions, employment and otherwise, at TKO and its subsidiaries, WWE has received, and the Company may receive in the future, regulatory, investigative and enforcement inquiries, subpoenas, demands, claims and/or complaints arising from, related to, or in connection with these matters or in connection with new claims or allegations. For example, on January 25, 2024, a former WWE employee filed a lawsuit against WWE, Mr. McMahon and another former WWE executive in the United States District Court for the District of Connecticut alleging, among other things, that she was sexually assaulted by Mr. McMahon and asserting claims under the Trafficking Victims Protection Act.

Subsequent to WWE's restatement for the Unrecorded Expenses, WWE was informed of certain additional claims, which have been settled by Mr. McMahon. WWE recorded an additional $11.1 million of expenses related to these additional claims prior to the closing of the TKO Transactions. Following the closing of the TKO Transactions, the Company recorded an additional $3.5 million of expenses during the year ended December 31, 2023 related to these additional claims. Mr. McMahon has made all related payments personally.

Professional costs resulting from WWE's Special Committee's investigation and/or related claims have been significant and are expected to continue to be significant as the Company continues to incur costs arising from ongoing and/or potentially new regulatory, investigative and enforcement inquiries, subpoenas, and demands, claims and/or lawsuits. We expect Mr. McMahon to reimburse the Company for reasonable expenses incurred in connection with the investigation and related matters. For further information on related party transactions between Mr. McMahon and the Company, see Note 22, *Related Party Transactions*, to our audited consolidated financial statements included elsewhere in this Annual Report. Although we are not aware that significant business has been lost to date, it is possible that a change in the perceptions of our business partners could occur as a result of the investigation or other matters described above. In addition, as a result of the investigation, other matters described above or new claims or allegations, certain other operational changes, including without limitation other personnel changes, have occurred and may continue to occur in the future, which may have adverse financial and operational impacts on our business. Any adverse impacts as a result of the investigation and related matters, and any further allegations or investigations, could exacerbate any of the risks described herein.

The impact of global pandemics or other health crises could adversely affect our business, financial condition and results of operations.

Our operations and events could be impacted by restrictions resulting from global pandemics or other health crises. We will assess and respond to any such pandemics or health crises, including by abiding by any new government-imposed restrictions, market by market. We are unable to accurately predict the ultimate impact any global pandemics or other health crises will have on our operations going forward due to the aforementioned uncertainties.

Our key personnel, athletes and performers may be adversely impacted by immigration restrictions and related factors.

Our ability to retain our key personnel is impacted, at least in part, by the fact that a portion of our key personnel in the United States are comprised of foreign nationals who are not United States citizens. Similarly, some of our athletes and performers are foreign nationals who are not United States citizens. In order to be legally allowed to work or compete in the United States, these individuals generally hold non-immigrant visas (which may or may not be tied to us) or green cards, the latter of which makes them permanent residents in the United States.

The ability of these foreign nationals to remain and work or compete in the United States is impacted by a variety of laws, regulations and executive orders, as well as the processing procedures of various government agencies. Changes in applicable laws, regulations, executive orders or procedures could adversely affect our ability to hire or retain these key personnel or sponsor athletes and performers who are not United States citizens and could affect our costs of doing business. In addition, if the laws, rules or procedures governing the ability of foreign nationals to work or compete in the United States were to change or if the number of visas available for foreign nationals permitted to work in the United States were to be reduced, our business could be adversely affected, if, for example, we are unable to retain an employee or sponsor an athlete or performer who is a foreign national as a result.

Corresponding issues apply with respect to our key personnel and performers working, and athletes competing, in countries outside of the United States relating to citizenship and work authorizations. Similar changes in applicable laws, regulations, executive orders or procedures in those countries could adversely affect our ability to hire or retain key personnel or sponsor athletes and performers internationally.

Our business is international in nature and may require employees, contractors, athletes and performers that participate in our events to frequently travel or live abroad. The ability of our key personnel, contractors and the athletes and performers that participate in our events to travel internationally for their work or to participate in our events is impacted by a variety of laws and regulations, policy considerations of foreign governments, the processing procedures of various government agencies and geopolitical actions, including war and terrorism (for example, the conflicts in Eastern Europe and the Middle East), severe weather events or natural disasters including earthquakes, hurricanes, floods, fires, as well as pandemics. In addition, our production of live events internationally subjects us to the numerous risks involved in foreign travel and operations and also subjects us to local norms and regulations, including regulations requiring us to obtain visas for our key personnel and, in some cases, contractors, athletes and performers that participate in our events. Actions by athletes and performers that are out of our control may also result in certain countries barring them from traveling internationally, which could adversely affect our business. If our key personnel, contractors, athletes and performers that participate in our events were prevented from conducting their work internationally for any reason, it could have an adverse effect on our business, financial condition, and results of operations.

Our failure to continue to build and maintain our entertainment properties could adversely affect our operating results.

We must continue to build and maintain our strong brand identities to attract and retain fans who have a number of entertainment choices. The creation, marketing and distribution of live events and programming content that our fans value and enjoy is at the core of our business. The production of compelling live, televised and streamed content is critical to our ability to generate revenues across our media platforms and product outlets. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media use by fans and by us is an important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our properties, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in our television ratings, attendance at our live events, and/or otherwise impact our sales of goods and services, which would adversely affect our operating results.

Our failure to retain or continue to discover key athletes and performers could lead to a decline in the appeal of our events, our storylines and the popularity of its brand of entertainment, which could adversely affect its operating results.

Our success depends, in large part, upon our ability to identify, discover and retain athletes and athletic performers who have the physical ability and presence or charisma to succeed in our live events, programming content and, with respect to WWE, the portrayal of characters in our live events and programming. We cannot guarantee that we will be able to continue to identify these athletes and performers. Additionally, throughout our history, athletes and performers from time to time have stopped participating in our events for any number of reasons, and we cannot guarantee that we will be able to retain our current athletes and performers either during the terms of their contracts or when their contracts expire. Our failure to attract and retain key athletes and performers, an increase in the costs required to attract and retain such athletes and performers, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement for any reason of, any of our key athletes or performers could lead to a decline in the popularity of our brand of entertainment and events. Any of the foregoing issues could adversely affect our operating results.

Failure to protect our IT Systems and Confidential Information against breakdowns, security breaches, and other cybersecurity risks could result in financial penalties, legal liability, and/or reputational harm, which would adversely affect our business, results of operations, and financial condition.

We rely on hardware, software, technology infrastructure, online sites and networks, and various computer systems (such as our information systems, content distribution systems, ticketing systems, and payment processing systems) (collectively, "IT Systems"), to conduct our business. We also rely on the technology systems of third parties (including Paramount+, Netflix, ESPN, and Peacock) with which we partner in our operations. Some IT Systems used in our operations are legacy IT systems from businesses we have acquired, which may remain separately managed from other IT Systems of our business, may be difficult to integrate with other portions of our business in the future, or may require additional resources to maintain in a secure and functional manner. We own and manage some of these IT Systems but generally rely on third parties for a range of IT Systems and related products and services, including but not limited to cloud computing services, payment processing, and ticketing services. We and certain of our third-party providers use these IT Systems to collect, maintain and process data about employees, consumers, event participants, business partners and others, including personal information, as well as proprietary information belonging to our business such as trade secrets (collectively, "Confidential Information"). Any of these IT Systems and Confidential Information are vulnerable to service interruptions, security breaches, and other cybersecurity risks that threaten their confidentiality, integrity and availability, including as a result of inadvertent or intentional actions by our employees, partners, and vendors, or from attacks by threat actors or other malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, "hacktivists," state-sponsored organizations, and others. For instance, we may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing, and swatting. We are also vulnerable to the risk of malicious code being embedded in open-source software, or misconfigurations, "bugs" or other vulnerabilities in commercial software that is integrated into our (or our suppliers' or service providers') IT Systems, products or services. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude, and the techniques and tools (including artificial intelligence) used to breach security safeguards, circumvent security controls, evade detection and remove forensic evidence are evolving rapidly. As a result, cyberattacks may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent them.

There can be no assurance that our investments in information technology and our efforts to protect our Confidential Information and that of our other business relationships will prevent service interruptions, security breaches, and other cybersecurity risks in our IT Systems or the unauthorized or inadvertent wrongful use or disclosure of such Confidential Information. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information, including where acquired entities are involved or being integrated. Moreover, because we make extensive use of third party suppliers and service providers, such as cloud services that support our internal and external-facing operations, successful cyberattacks that disrupt or result in unauthorized access to third party IT Systems can materially impact our operations and financial results. We and certain of our third-party providers have experienced cyberattacks and other security incidents, and we expect such attacks and incidents to continue to occur in varying degrees. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future.

Our insurance policies covering data security, privacy liability, and cyber-attacks may not be adequate to cover losses arising from incidents, or they may not be available to us in the future on economically reasonable terms or at all. We would also be exposed to a risk of loss or litigation (including class action lawsuits) and potential liability under laws, regulations and contracts that protect the privacy and security of confidential or personal information. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the "CCPA") imposes a private right of action for certain security breaches that could lead to some form of remedy including regulatory scrutiny, fines, private right of action settlements, and other consequences. As a further example, where a security incident involves a breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, personal data in respect of which we are a controller or processor under the GDPR (as defined below), this could result in fines under the EU GDPR (as defined below), the UK GDPR (as defined below), and other European cyber-security laws, which can be substantial and may be assessed based on a percentage of revenue. Laws and regulations around cybersecurity, including Directive (EU) 2022/2555 or the NIS 2 Directive, continue to expand the scope of, and impose onerous requirements on, covered entities. We also may be required to notify regulators and/or other companies we are contractually obligated to notify about any actual or suspected personal data breach as well as the individuals who are affected by the incident within strict time periods. Complying with ever more numerous and complex regulations in the event of a security incident can be expensive and difficult and failure to comply with notification requirements under applicable regulations could subject us to regulatory scrutiny and additional liability.

Remote and hybrid working arrangements at our company (and at many third-party providers) increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. We rely on technology at live events, the failure or unavailability of which, for any significant period of time, could affect our business, reputation and the success of our live events. We also rely on technology to provide our digital offerings, live streaming, and virtual events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in our service and to unauthorized access to, or alteration of, the content and data contained on our IT Systems and those of our third-party vendors. Interruptions in these IT Systems, or with the internet in general, whether due to fault by any party or due to weather, natural disasters, terrorist attacks, power loss or other force majeure type events, could make our content unavailable or degraded. These service disruptions or failures could be prolonged. Delivery of video programming over the internet is done through a series of carriers with switch-overs between carriers. Video content on demand and television delivery is extremely complex and includes satellite, fiberoptic cable, over-the-air delivery and other means. Any point of failure in this distribution chain would cause a disruption or degradation of our signal. Service disruption or degradation for any of the foregoing reasons could diminish the overall attractiveness of our content or subject us to individual or class action claims. We do not carry insurance that would cover us in the event of many types of business interruption that could occur.

Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information, or any breach of security, could result in decreased performance and increased operating costs (including refunds to impacted end users), legal claims or proceedings (including class action lawsuits), fines and penalties, regulatory scrutiny, and significant incident response, system restoration or remediation and future compliance costs, all of which could adversely affect our business, financial condition, reputation and results of operations.

Unauthorized disclosure of sensitive or confidential customer information could harm our business and standing with our customers.

We seek to protect Confidential Information in part, by entering into nondisclosure and confidentiality agreements with parties who have access to such information, such as our employees, collaborators, contractors, consultants, advisors and other third parties. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our Confidential Information or proprietary technology, information and processes. Further, despite these efforts, no assurance can be given that these agreements will be effective in controlling access to and distribution of our products and Confidential Information as any of these parties may breach the agreements and disclose our Confidential Information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Prosecuting a claim that a party illegally disclosed or misappropriated a trade secret or confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts within and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position could be materially and adversely harmed.

Failure to comply with evolving federal, state, and foreign laws relating to the handling of personal information and digital content could result in financial and other regulatory penalties, legal liability, and/or reputational harm, which would adversely affect our business, results of operations, and financial condition.

Our business operations involve the collection, transfer, use, disclosure, storage, disposal and other processing of personal or sensitive information around the world, including the United States and the United Kingdom and the European Economic Area ("EEA"). We collect, store, transmit, and use personal information relating to, among others, our employees, consumers, and event participants. As a result, our business is subject to complex and continually evolving (and at times conflicting) U.S. (federal, state and local) and international laws and regulations regarding data privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business.

For example, in Europe, member states have adopted or modified data privacy and security laws and regulations that may apply to our business, such as the General Data Protection Regulation 2016/679 and applicable national supplementing laws ("EU GDPR") and in the United Kingdom, the United Kingdom data protection regime consisting primarily of the U.K. General Data Protection Regulation and Data Protection Act of 2018 ("UK GDPR", and together with the EU GDPR, the "GDPR"). The GDPR imposes comprehensive data privacy compliance obligations and creates requirements for in-scope businesses regarding the processing of personal data, broadly defined as information relating to an identifiable person including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. EU member states also have some flexibility to supplement the GDPR with their own laws and regulations and may apply stricter requirements for certain data processing activities. As a result of the exit of the United Kingdom from the European Union, the UK GDPR will not automatically incorporate any future changes made to the EU GDPR (which would need to be specifically incorporated by the United Kingdom government). Moreover, the United Kingdom government has publicly announced plans to reform the UK GDPR in ways that, if formalized, are likely to deviate from the EU GDPR in certain areas, which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses. We are monitoring such developments and the impact this may have on our business.

Under the GDPR, and other privacy regimes globally, we are subject to rules regarding cross-border transfers of personal data. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and United Kingdom to the U.S. and other jurisdictions. For example, in 2020, the Court of Justice of the European Union invalidated the EU-US Privacy Shield Framework, under which personal data could be transferred from the EEA to relevant self-certified U.S. entities, and further noted that reliance on the standard contractual clauses alone (a standard, non-negotiable form of contract approved by the European Commission) may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Subsequent European court and regulatory decisions have taken a restrictive approach to international data transfers. The UK regulator has adopted a similar approach to data export outside of the UK and, in 2022, the international data transfer agreement and the international data transfer addendum to the European Commission's standard contractual clauses for international data transfers came into force. The UK regulator also recommends, consistent with the European Commission approach, a documented transfer risk assessment is undertaken.

We currently rely on the standard contractual clauses issued by the EU Commission and the UK government as well as other data sharing agreements to legitimize transfers of personal information outside the EEA and the UK, including to the United States. A replacement for the Privacy Shield Framework, the EU-US Data Privacy Framework, became effective in 2023; however, this framework is already facing challenges similar to those that resulted in the invalidation of the Privacy Shield Framework. We expect the existing legal complexity and uncertainty regarding international data transfers to continue. As supervisory authorities within the EEA issue further guidance on international data transfers under the GDPR, and as enforcement actions continue, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or it could affect our operations and the manner in which we provide our services (for example, we may have to stop using certain tools and vendors and make other operational changes). In particular, given the complexity and constantly evolving nature of our cross-border data transfers, safeguards to remain in compliance with the standard contractual clauses will need to be updated over time to fully legitimize our data transfers, and a failure to do so could result in enforcement action from regulators. Although the United Kingdom currently has an adequacy decision from the European Commission, such that standard contractual clauses are not required for the transfer of personal data from the EEA to the UK, that decision will sunset in December 2031 unless extended and it may be revoked in the future by the European Commission if the UK data protection regime is reformed in ways that deviate substantially from the EU GDPR. There can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws and the inconsistencies between these various regulatory regimes. In addition, cloud service providers upon which our services depend are experiencing heightened scrutiny from EU regulators, which may lead to significant shifts or unavailability of cloud services to transfer personal information outside the EU, which may significantly impact our costs or ability to operate.

We monitor the regulatory, judicial and legislative environment and have invested in addressing these developments. These new laws may require us to make additional changes to our practices and services to enable us or our customers to meet the new legal requirements, and may also increase our potential liability exposure through new or higher potential penalties for noncompliance. As an example, the Digital Services Act ("DSA") in the EU came into force in November 2022 and the majority of its substantive provisions took effect in February 2024. The DSA imposes new obligations around illegal services or content that may be hosted through our services, traceability of business users, and enhanced transparency measures, and failure to comply can result in fines of up to 6% of total annual worldwide turnover. Another example, is the EU's Data Act, which creates a regulatory framework to govern the sharing, use and re-use of internet of product-generated data and imposes, among other obligations, certain requirements concerning cross-border international transfers of, and governmental access to, non-personal data outside the EEA. Depending on how this Act and any similar laws are implemented and interpreted, we may have to adapt our business practices, and contractual arrangements to comply with such obligations.

In addition, in recent years, in the United States certain states have adopted or modified data privacy and security laws and regulations that may apply to our business. For example, the CCPA requires businesses that process the personal information of California residents to among other things provide certain disclosures to California residents regarding the business's collection, use and disclosure of their personal information; receive and respond to requests from California residents to access, delete, and correct their personal information, and opt-out of certain disclosures of their personal information; and enter into specific contractual provisions with service providers that process California resident personal information on the business's behalf. The effects of this legislation are far-reaching and have required and may continue to require us to modify our data processing practices and policies and to incur significant costs and expenses in an effort to comply. The enactment of the CCPA has also prompted a wave of similar data privacy laws in other states across the United States. For example, since the CCPA went into effect, general data privacy statutes that share similarities with the CCPA are now in effect and enforceable in Virginia, Colorado, Connecticut, Utah, Texas, Montana, Oregon, Delaware, Iowa, New Hampshire, Nebraska, Kentucky, Indiana, Rhode Island, Minnesota, Tennessee, Maryland, and New Jersey, and will soon be enforceable in several other states as well. Similar laws have been proposed in many other states and at the federal level as well. Recent, new, and proposed state and federal legislation relating to data privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional compliance programs, could impact strategies and availability of previously useful information, and could result in increased compliance costs and/or changes in business practices and policies.

Besides the UK, EEA and the United States, our global reach means we may be or become subject to other privacy regimes, and new laws are being enacted regularly, including laws which may have potentially conflicting requirements that would make compliance challenging. If the trend of increasing enforcement of such laws by regulators as reflected in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. For example, UFC operates a UFC Performance Institute, among other significant operations, in China. As such, we may be subject to various aspects of the country's onerous data compliance regime, which can include the Cybersecurity Law, the Data Security Law and the Personal Information Protection Law ("PIPL"). In addition, the relevant government authorities of China promulgated several regulations or released a number of draft regulations for public comments that are designed to provide further implementation guidance in accordance with these laws. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in China, in particular the Data Security Law or PIPL, due to their recent enactment and the limited guidance available. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities as these laws are drafted broadly and, thus, leave great discretion to the relevant government authorities to exercise.

Further, we are subject to laws, regulations and standards in the United States covering marketing, advertising, cookies, tracking technologies, e-marketing, and other activities conducted by telephone, email, mobile devices and the internet, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act, the Children's Online Privacy Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Video Privacy Protection Act (the "VPPA"), and similar state consumer protection and communication privacy laws. Numerous class-action suits under federal and state laws have been filed in recent years against companies who conduct telemarketing and/or SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. We have received one or more claims of violation of the VPPA, though none resulting in significant liability or expense.

Finally, regulation of cookies and similar technologies, and any use of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to better understand users. Recent U.S. and European court and regulator decisions are driving increased attention to cookies and tracking technologies and privacy activists are referring allegedly non-compliant companies to regulators. In the EU and the UK, informed consent is required for the placement of certain cookies or similar technologies on a customer's or user's device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Regulators are increasingly focusing on strict compliance with current national laws that implement the EU's ePrivacy Directive. If the trend of increasing enforcement by regulators including opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities.

The effects of any applicable U.S. federal, state and local laws and regulations, and international laws and regulations that are currently in effect or that may go into effect in the future, are significant (and penalties for non-compliance may be assessed based on a percentage of global revenue) and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such laws and regulations. Responding to allegations of non-compliance, whether or not true, could be costly, time consuming, distracting to management, and cause reputational harm. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with one another or inconsistent with our existing data management practices or the features of our products and services. Any actual or perceived failure to comply with these and other data protection and privacy laws and regulations could result in regulatory scrutiny and increased exposure to the risks of litigation (including class action lawsuits) or the imposition of consent orders, enforcement notices, assessment notices (for a compulsory audit), resolution agreements, orders to cease/change our processing of personal data, requirements to take particular actions with respect to training, policies or other activities, and civil and criminal penalties, including fines, which could harm our business. In addition, we or our third-party service providers could be required to fundamentally change our business activities and practices or modify our products and services, which could harm our or our third-party service providers' businesses. Any of the foregoing could result in additional cost and liability to us, damage our reputation, inhibit sales, and harm our business.

We may be unable to protect and enforce our intellectual property rights, which could enable others to copy or use aspects of our intellectual property rights without compensating us, which may substantially harm our business and operating results.

Our brands and logos along with our premium content and television footage are essential to our success and competitive position. We rely on a combination of trademarks, copyrights, patents, trade secrets and contractual provisions to establish and protect our intellectual property rights in the jurisdictions where we operate.

We have invested significant resources in clearing, registering and maintaining trademarks associated with our properties including, but not limited to, "UFC," "OCTAGON," "ULTIMATE FIGHTING CHAMPIONSHIP," "AS REAL AS IT GETS," "ULTIMATE FIGHTER," "ZUFFA BOXING," "ZBXG," "WWE," "RAW," "SMACKDOWN," "NXT," "WRESTLEMANIA," "WRESTLEPALOOZA", "IMG", "ON LOCATION," "PBR," and "PROFESSIONAL BULL RIDERS" as well as the UFC and WWE logos, the two dimensional octagon shape, and the names and logos of WWE Superstars, in an attempt to obtain and protect our properties and their public recognition. During intellectual property registration proceedings, we may receive rejections of our applications by the United States Patent and Trademark Office, United States Copyright Office or equivalent authorities in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections and, consequently, may be unable to obtain sufficient protection for certain trademarks and other intellectual property in certain jurisdictions where we operate. Further, our intellectual property rights may be challenged, opposed, and/or invalidated by third parties or such rights may not be sufficient to provide a meaningful commercial competitive advantage. If we fail to secure intellectual property rights or maintain our intellectual property rights, competitors might be able to use our brands or other intellectual property, which may have adverse financial and operational impacts on our business.

If we are unable to adequately maintain or protect our intellectual property rights, we may lose an important competitive advantage in the markets where we operate, which may have adverse financial and operational impacts on our business. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property rights are at greater risk in such countries even where we take additional steps to protect our intellectual property. We cannot guarantee that the available legal steps we have taken, and take in the ordinary course of business, to reasonably protect our intellectual property will be successful in all jurisdictions, or predict whether these steps will be adequate to prevent infringement or misappropriation of these rights. In addition, we may be required to forgo protections or rights to technology, data or intellectual property in order to operate in or access markets in foreign jurisdictions. Any such direct or indirect loss of rights in these assets may have adverse financial and operational impacts on our business.

We may license our trademarks and trade names to third parties, such as distributors, consumer product licensees and corporate partners. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may affect our rights in or diminish the goodwill associated with our trademarks and trade names.

Our efforts to clear, police, enforce or protect our proprietary rights and intellectual property rights, including those related to trademarks, trade names, and service marks may be ineffective and could result in substantial costs and diversion of resources and which, if material, may have adverse financial and operational impacts on our business. Policing unauthorized use and other violations of our intellectual property is difficult and costly, particularly given our global scope. Our technology, data and intellectual property are subject to a heightened risk of theft, unauthorized use or compromise to the extent that we engage in operations outside the United States, particularly in those jurisdictions that do not have comparable levels of protection of proprietary information and assets, such as trademarks, copyrights, trade secrets, know-how and customer information and records. The unauthorized use of intellectual property in the sports and sports entertainment industry generally continues to be a significant challenge for intellectual property rights holders. Piracy, in particular, threatens to damage our business as piracy services are subject to rapid global growth. The success of our streaming video solutions with respect to both live and video-on-demand content (e.g., UFC FIGHT PASS) is directly threatened by the availability and use of pirated alternatives, which we may not detect, or be able to prevent or take down in real time, including the streaming of our events on social media and other platforms. The value that streaming services are willing to pay for content that we develop may be reduced if piracy prevents these services from realizing adequate revenues. The value individual consumers are willing to pay for content that we develop may be reduced if piracy presents a sufficiently compelling consumer proposition. These activities could result in lost revenue and a reduction in the value of our media rights which may materially and adversely affect our business, results of operation, financial condition and prospects.

Further, we may seek to oppose, cancel and/or invalidate a third party's attempt to register or otherwise protect its intellectual property rights if we deem such intellectual property is not eligible for protection or if such intellectual property infringes, dilutes, misappropriates or otherwise violates our intellectual property rights, but we may be unsuccessful in doing so or may cease such efforts if we believe that proceeding would require us to expend more resources than is commercially reasonable.

We may be subject to intellectual property rights claims by third parties, which are costly to defend, could require us to pay significant damages and could limit our ability to use our intellectual property.

From time to time, in the ordinary course of our business, we become involved in litigation or disputes with third parties related to intellectual property. Any litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate, violate or dilute the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming.

If any infringement or other intellectual property claim made against us by any third party is successful or if we are required to indemnify a third party with respect to such a claim, we may be required to, or decide to, cease use of one of our brands or other intellectual property, rebrand, or expend additional resources to obtain non-infringing intellectual property (such as through a license). Such license may not be available on commercially reasonable terms, if at all, or may be nonexclusive, thereby giving our competitors and other third parties access to the same intellectual property rights licensed to us, which could result in harm to our competitive position and could adversely affect our business and financial condition. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments related to our intellectual property, and if securities analysts or investors perceive these results to be negative, it could have an adverse effect on our valuation and business. Any adverse ruling or perception of an adverse ruling in defending our intellectual property rights could have an adverse impact on our business and financial condition or ability to engage in certain business activities. Such litigation or proceedings could increase our operating losses and reduce the resources available for development activities and future sales, marketing and distribution activities. If we are found to infringe, misappropriate, dilute or otherwise violate a third party's intellectual property rights, and we are unsuccessful in demonstrating that such rights are invalid or unenforceable, we may be required to pay substantial damages, including treble damages and attorneys' fees for willful infringement, or pay substantial royalties and other fees.

As a result of our operations in international markets, we are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets.

We operate in various jurisdictions abroad, including through joint ventures, and we expect to continue to expand our international presence. We face, and expect to continue to face, and may face new and unexpected additional risks in the case of our existing and future international operations, including:

- political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which it may expand;

- more restrictive or otherwise unfavorable government regulation of the entertainment, sports and sports betting industries, which could result in increased compliance costs or otherwise restrict the manner in which we operate and the amount of related fees we are able to charge;

- limitations on the scope, strength, of intellectual property ownership, and ability to enforce intellectual property rights;

- enhanced difficulties of integrating any foreign acquisitions;

- limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

- adverse tax consequences;

- less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

- limitations on technology infrastructure;

- variability in venue security standards and accepted practices; and

- difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost efficient basis.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our goodwill and indefinite-lived intangible assets for impairment annually as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amounts may not be recoverable. Additionally, we assess if impairment indicators exist related to finite-lived intangible assets at each reporting period within our asset groups. To the extent an event occurs suggesting that an asset group's carrying amount is not recoverable, an impairment assessment is performed. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Adverse impacts to our business could result in impairments and significant charges to earnings.

Participants and spectators in connection with our live events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live events, causing a decrease in our revenue.

We hold numerous live events each year. This schedule exposes our athletes, performers and employees who are involved in the production of those events to the risk of travel and performance-related accidents. There are inherent risks to participants and spectators involved with producing, attending, or participating in live events. Injuries and accidents have occurred and may occur from time to time in the future, which could subject us to substantial claims and liabilities for injuries. Incidents in connection with our live events at any of our venues or venues that we rent could also result in claims or a reduction in operating income or attendance at our events, causing a decrease in our revenues. There can be no assurance that the insurance we maintain will be adequate to cover any potential losses given the wider litigation environment.

The physical nature of many of our live events exposes the athletes and performers that participate to the risk of serious injury or death. These injuries could include concussions, and many sports leagues and organizations have been sued by athletes over alleged long-term neurocognitive impairment arising from concussions. Although the participants in our events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we may provide coverage under our accident insurance and event insurance policies, if available, or our general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by our policies, we may self-insure medical costs for athletes for such injuries. In certain states, notably California and New York, legislative changes have been enacted or are contemplated that draw into question our ability to treat our talent as independent contractors in those states. The impact to us of these initiatives is unknown. If ultimately required, worker's compensation insurance for our talent or other aspects of their treatment as employees in those states could add expense to, or otherwise alter, our operations, which could affect our business, financial condition and/or results of operations. Liability to us resulting from any death or serious injury, including concussions, sustained by athletes or performers while competing or performing, to the extent not covered by our insurance, could adversely affect our business, financial condition, and operating results.

We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

- licensing laws for athletes and laws and regulations regarding the promotion and operation of MMA and boxing events;

- licensing laws for the supply of sports betting data and other related products to gambling operators;

- licensing, permitting and zoning requirements for operation of our offices, locations, venues, and other facilities;

- health, safety, and sanitation requirements;

- the service of food and alcoholic beverages;

- working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment related considerations;

- human rights and human trafficking, including compliance with the U.K. Modern Slavery Act and similar current and future legislation;

- employment of youth workers and compliance with child labor laws;

- compliance with the U.S. Americans with Disabilities Act of 1990 and the U.K.'s Disability Discrimination Act 1995;

- compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.K. Bribery Act 2010 (the "Bribery Act") and similar regulations in other countries;

- compliance with applicable antitrust and fair competition laws;

- compliance with international trade controls, including applicable import/export regulations, and sanctions and international embargoes that may limit or prohibit our ability to do business with specific individuals or entities or in specific countries or territories;

- compliance with anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

- marketing activities, including the placement of gambling-related advertising at and around MMA events;

- environmental protection regulations;

- compliance with current and future privacy and data protection laws imposing requirements for the collecting, processing, storing and protection of personal or sensitive information, including the Federal Trade Commission Act, the CCPA and other state privacy laws, the GDPR, the PIPL and the E.U. e-Privacy Regulation;

- compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

- tax laws; and

- imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage, and other collateral consequences. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines or proceedings against us, including suspension or revocation proceedings relating to licenses we are required to maintain to conduct our business. If any subpoenas are issued or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition. There can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. In addition, the promulgation of new laws, rules, and regulations could restrict or unfavorably impact our business, which could decrease demand for our events or content, reduce revenue, increase costs, or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live events for incidents that occur at their events, particularly relating to drugs and alcohol.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

We are subject to the FCPA and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. The FCPA generally prohibits companies and their intermediaries from making, promising, authorizing or offering improper payments or other things of value to foreign government officials for the purpose of obtaining or retaining business, directing business to any person, or securing any improper business advantage. The FCPA also requires U.S. issuers to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. We operate in a number of countries which are considered to be at a heightened risk for corruption. Additionally, we operate adjacent to industry segments, such as sports marketing, that have been the subject of past anti-corruption enforcement efforts. As a global company, a risk exists that our employees, contractors, agents, managers, or other business partners or representatives could engage in business practices prohibited by applicable U.S. laws and regulations, such as the FCPA, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials and others, such as the Bribery Act. There can be no guarantee that our compliance programs will prevent corrupt business practices by one or more of our employees, contractors, agents, managers, or vendors, or that regulators in the U.S. or in other markets will view our program as adequate should any such issue arise. Any actual or alleged violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a material adverse effect on our reputation, as well as our business, financial condition, results of operations and prospects. Responding to any investigation or action would also likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

We are also required to comply with trade and economic sanctions laws imposed by the United States or by other jurisdictions where we do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we may be prohibited from, directly or indirectly (including through a third-party intermediary), procuring goods, services, or technology from, or engaging in transactions with, individuals and entities subject to sanctions, including sanctions arising from the conflict involving Russia, Belarus and Ukraine. We cannot guarantee that our efforts to remain in compliance with sanctions requirements will be successful. Any violation of sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

Changes in the regulatory atmosphere and related private sector initiatives could adversely affect our businesses.

Production of video programming by independent producers is generally not directly regulated by the federal or state governments in the United States. *SmackDown* is currently televised on Versant's USA Network, and starting in 2026, certain UFC events will be simulcast on the CBS broadcast network as part of the Paramount+ agreement. Certain of our other programming is distributed on-demand via cable and satellite operators. We are responsible, directly or indirectly, for compliance with certain additional FCC regulations and statutory requirements applicable to programming distributed over television broadcast stations, cable and satellite, as well as for certain of our programming distributed via online platforms that has been televised via broadcast television, cable or satellite. Any failure to remain in compliance with these requirements could expose us to substantial costs and adverse publicity which could impact our operating results. Changes in FCC regulations, and the ongoing reallocation of satellite spectrum for "5G" next generation wireless broadband use, could impact the availability of satellite transmission spectrum for video programming distribution, which could increase the transmission costs of certain of our programming and/or affect transmission quality and reliability. The markets for programming in the United States and internationally may be substantially affected by existing or future government regulations applicable to, as well as social and political influences on, television stations and networks. We voluntarily designate the suitability of our programs using standard industry ratings. Domestic and foreign governmental and private-sector initiatives relating to the production and distribution of video programming are announced from time to time. Compliance by our licensees with these initiatives and/or their noncompliance of governmental policies could restrict our program distribution and adversely affect our levels of viewership, result in adverse publicity and/or otherwise impact our operating results.

We have a substantial amount of indebtedness, which could adversely affect our business, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all.

As of December 31, 2025, we had an aggregate of $3.7 billion outstanding indebtedness under the Credit Facilities, with the ability to borrow approximately $205 million more pursuant to the Revolving Credit Facility. On the Endeavor Take-Private closing date, Endeavor entered into, and incurred indebtedness under, a new credit agreement with JPMorgan Chase Bank, N.A as administrative agent (the "Endeavor Credit Agreement"). While we are not a party to the Endeavor Credit Agreement and, as such, are not a guarantor or obligor of the indebtedness and therefore under no circumstances will the Endeavor Credit Agreement indebtedness be payable by us, Endeavor has designated us as a restricted subsidiary under the Endeavor Credit Agreement. As a result, certain of our corporate actions may impact Endeavor's compliance with the covenants under the Endeavor Credit Agreement.

If we cannot generate sufficient cash flow from operations to service our indebtedness, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. Additionally, our credit rating has in the past and may in the future be downgraded. Moreover, any change in Endeavor's credit rating could impact our credit rating. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our substantial indebtedness could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on its indebtedness, thereby reducing funds available for working capital, capital expenditures or other purposes;

- require us to refinance in order to accommodate the maturity of the term loans under the Credit Facilities in 2031;

- increase our vulnerability to adverse economic and industry conditions, which could lead to a downgrade in our credit rating and may place us at a disadvantage compared to competitors who may have proportionally less indebtedness;

- increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings; and

- limit our ability to obtain necessary additional financing for working capital, capital expenditures or other purposes in the future, plan for or react to changes in our business and the industries in which we operate, make future acquisitions or pursue other business opportunities, and react in an extended economic downturn.

Despite this substantial indebtedness, we may still have the ability to incur significantly more debt. The incurrence of additional debt could increase the risks associated with this substantial leverage, including our ability to service this indebtedness. In addition, because borrowings under our Credit Facilities bear interest at a variable rate, our interest expense could increase, exacerbating these risks. The Federal Reserve from time to time raises interest rates to combat the effects of recent high inflation. Increases in these rates may increase our interest expense. Further increases in interest rates and interest expense could impact the Company's ability to service its indebtedness, increase borrowing costs in the future and reduce our funds available for operations and other purposes. Based on the outstanding indebtedness under our Credit Facilities as of December 31, 2025, a hypothetical 100 basis point increase in interest rates would have resulted in an approximately $37 million increase in annual interest expense.

From time to time, we may need additional financing, whether in connection with our capital improvements, acquisitions, or otherwise. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. For example, if borrowings available under the Credit Facilities are insufficient or unavailable at a reasonable cost, we may be required to adopt one or more alternatives to raise cash, such as incurring additional indebtedness, selling our assets, seeking to raise additional equity capital, or restructuring, which alternatives may not be available to us on favorable terms when required, or at all. Any of the foregoing could have a material adverse effect on our business.

Restrictive covenants applicable to the Credit Facilities may restrict our ability to pursue our business strategies.

The credit agreements governing the terms of the Credit Facilities are expected to restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness, loans and investments, liens, and affiliate transactions. Additionally, while we are not a party to the Endeavor Credit Agreement and, as such, are not a guarantor or obligor of the indebtedness thereunder and therefore under no circumstances will the Endeavor Credit Agreement indebtedness be payable by us, Endeavor has designated us as a restricted subsidiary under the Endeavor Credit Agreement. As a result, certain of our corporate actions, including an event of default under the Credit Facilities, may impact Endeavor's compliance with the covenants under the Endeavor Credit Agreement. It is possible that we may forgo taking certain corporate actions to the extent it would cause Endeavor to be in breach of the covenants under the Endeavor Credit Agreement. Such a breach by Endeavor under the Endeavor Credit Agreement would not result in a breach by TKO under the Credit Facilities. The Credit Facilities and the Endeavor Credit Facilities also each contain customary events of default, including upon a change in control. These covenants, among other things, limit our ability to fund future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully. Such covenants could limit the flexibility of our subsidiaries in planning for, or reacting to, changes in the sports and entertainment industries. Our ability to comply with these covenants is subject to certain events outside of our control. Additionally, we may in the future need to amend or obtain waivers to our existing covenants and cannot guarantee that we will be able to obtain those amendments or waivers on commercially reasonable terms or at all. If we are unable to comply with these covenants, the lenders under the Credit Facilities could terminate their commitments and accelerate repayment of our outstanding borrowings, which also may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. If such an acceleration were to occur, we may be unable to obtain adequate refinancing indebtedness for our outstanding borrowings on favorable terms, or at all. We have pledged a significant portion of our assets as collateral under the Credit Facilities. If we are unable to repay our outstanding borrowings when due, the lenders under the Credit Facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them, which may have an adverse effect on our business, financial condition, and operating results. If Endeavor is unable to comply with the covenants applicable to the Endeavor Credit Facilities, the lenders thereunder could take similar actions against Endeavor as available to lenders under our Credit Facilities, such as accelerating the repayment of borrowings thereunder. In the event Endeavor's lenders accelerate the repayment of the borrowings outstanding under the Endeavor Credit Agreement, Endeavor may not have sufficient assets to repay that indebtedness. Such events could have a material adverse impact on Endeavor's business, which in turn could negatively impact our business.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

Our ability to make payments on, or to refinance our obligations under, our indebtedness will depend on future operating performance and on economic, financial, competitive, legislative, regulatory, and other factors, including factors relating to Endeavor. Many of these factors are beyond our control. Our consolidated cash balance also includes cash from other consolidated non-wholly owned entities. These entities may have restrictions on their ability to distribute cash to the rest of the company, including under the terms of applicable operating agreements or debt agreements, which may require the approval of certain third parties based on the timing and amount of distribution. It cannot be assured that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity.

Our accounts receivable relate principally to a limited number of distributors, licensees, and other partners increasing our exposure to bad debts and counter-party risk which could potentially have a material adverse effect on our results of operations.

Substantial portions of our accounts receivable are from distributors of our programming; hosts/promoters of our live events; and licensees who produce consumer products utilizing our brands and other intellectual property. The concentration of our accounts receivable across a limited number of parties subjects us to individual counter-party and credit risk as these parties may breach our agreement, claim that we have breached the agreement, become insolvent and/or declare bankruptcy, delaying or reducing our collection of receivables or rendering collection impossible altogether. Certain of the parties are located overseas which may make collection efforts more difficult (including due to increased legal uncertainty) and, at times, collections may be economically unfeasible. Adverse changes in general economic conditions and/or contraction in global credit markets could precipitate liquidity problems among our debtors. This could increase our exposure to losses from bad debts and have a material adverse effect on our business, financial condition and results of operations.

We could be subject to union-organizing and labor disruption, which could adversely affect our business.

Though our businesses are not subject to collective bargaining agreements, our businesses may be interrupted as a result of labor disputes by outside unions, or internal efforts, attempting to unionize one or more groups of employees. There have also been efforts to organize the athletes that participate in our events. A work stoppage or other labor disruption at one or more of our operated venues or at our promoted events could have an adverse effect on our business, financial condition, and results of operations. We cannot predict the effect that a potential work stoppage or other labor disruption would have on our business.

We may face labor shortages that could slow our growth.

The successful operation of our business depends upon our ability to attract, motivate, and retain a sufficient number of qualified employees. Shortages of labor may make it increasingly difficult and expensive to attract, train, and retain the services of a satisfactory number of qualified employees and could adversely impact our events and productions. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have an adverse effect on our business, financial condition, and results of operations.

We also rely on contingent workers in order to staff our live events and productions, and our failure to manage our use of such workers effectively could adversely affect our business, financial condition, and results of operations. We could potentially face various legal claims from contingent workers in the future, including claims based on new laws or stemming from allegations that contingent workers or employees are misclassified. We may be subject to shortages, oversupply, or fixed contractual terms relating to contingent workers. Our ability to manage the size of, and costs associated with, the contingent workforce may be subject to additional constraints imposed by local laws.

Exchange rates may cause fluctuations in our results of operations.

Because we derive revenues from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the U.S. Dollar. We cannot, however, predict the effect of exchange rate fluctuations upon future operating results. Although we cannot predict the future relationship between the U.S. Dollar and the currencies used by our international businesses, principally the British Pound, we experienced a foreign exchange rate net loss of $13.7 million for the year ended December 31, 2025.

Costs associated with obtaining, and our ability to obtain, sufficient levels and types of insurance relevant to our businesses could adversely affect our business.

As a result of heightened concerns and challenges regarding property, casualty, liability, business interruption, cancellation, cybersecurity and other insurance coverage resulting from terrorist and related security incidents along with varying weather-related conditions and incidents, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost and with reasonable deductibles. We cannot assure you that future increases in insurance costs and difficulties obtaining high policy limits and reasonable deductibles will not adversely impact our profitability, thereby possibly impacting our operating results and growth. We have a significant investment in equipment when holding live events at venues across the world, which are generally located near major cities and which hold events typically attended by a large number of people.

We cannot assure you that our insurance policy coverage limits, including insurance coverage for property, casualty, liability and business interruption losses, cybersecurity and acts of terrorism, would be adequate should one or multiple adverse events occur, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot assure you that adequate coverage limits will be available, offered at a reasonable cost, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our venues could have an adverse effect on our financial position and future results of operations if asset damage or company liability were to exceed insurance coverage limits, or if an insurer were unable to sufficiently or fully pay our related claims or damages.

Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We regularly review metrics, including the number of fans and social media followers of our businesses, to evaluate growth trends, measure our performance and make strategic decisions. Our methodologies for tracking these metrics are subject to certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track these metrics. Data from both such sources may include information relating to fraudulent accounts and interactions with our sites or the social media accounts of our businesses (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or our accounts). We have only limited abilities to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity. Our methodologies for tracking such metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the limitations of our methodologies or issues with the data received from third parties, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our metrics are not accurate representations of the reach of our properties, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate our metrics with a sufficient degree of accuracy and cannot find and adequate replacement for the metric, it could result in an adverse impact on our financial condition or results of operations.

Risks Related to Our Organization and Structure

We are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo and, accordingly, we are dependent upon distributions from TKO OpCo to pay taxes and other expenses.

We are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo. We will not have independent means of generating revenue. Because TKO OpCo is intended to be treated as a pass-through entity for U.S. federal income tax purposes, we and other members of TKO OpCo (or their indirect equity holders) generally are subject to U.S. federal income taxes on their allocable share of TKO OpCo's taxable income or gain. As the sole managing member of TKO OpCo, we generally intend to cause TKO OpCo to make quarterly distributions to the members of TKO OpCo (or otherwise provide them with liquidity) in amounts sufficient to cover the taxes on their allocable share of the taxable income of TKO OpCo. However, there can be no assurance that TKO OpCo and its subsidiaries will generate sufficient cash flow to distribute funds to TKO Group Holdings to cover our taxes and other expenses or that applicable state law and contractual restrictions, including negative covenants in any applicable debt instruments, will permit such distributions. Subsidiaries of TKO OpCo are currently subject to debt instruments or other agreements that may restrict distributions from TKO OpCo's subsidiaries and TKO OpCo's ability to make distributions to us, which could adversely affect our cash flows, liquidity, and financial condition.

As a result of (among other considerations) potential differences in the amount of net taxable income allocable to the members of TKO OpCo under applicable tax rules and the lower tax rate applicable to corporations (like us) as compared to individuals (immediately following the TKO Transactions, certain individuals owned indirect interests in TKO OpCo subjecting them to tax on income earned by TKO OpCo), it is anticipated that the tax distributions by TKO OpCo to TKO Group Holdings may exceed the tax liabilities that TKO Group Holdings is required to pay on its allocable share of income of TKO OpCo. TKO OpCo's payment of tax distributions to the members of TKO OpCo could result in the distribution of cash out of TKO OpCo that is in excess of what is required to permit the direct or indirect securityholders of TKO OpCo to pay their tax liabilities attributable to their direct or indirect ownership of TKO OpCo, which could have an adverse effect on TKO OpCo's liquidity.

No adjustments to the exchange ratio for TKO OpCo Units and corresponding shares of our Class B common stock will be made as a result of any loans made by TKO Group Holdings to TKO OpCo or as a result of any retention of cash by TKO Group Holdings. To the extent TKO Group Holdings does not distribute any cash it holds and instead, for example, holds such cash balances, or lends them to TKO OpCo or TKO OpCo's subsidiaries, this may result in shares of our Class A common stock increasing in value relative to the value of TKO OpCo Units. The holders of TKO OpCo Units may benefit from any value attributable to such cash balances if they acquire shares of our Class A common stock in exchange for their TKO OpCo Units.

In addition to the foregoing, it is also possible that in certain situations we may not receive distributions from TKO OpCo sufficient to pay our tax liabilities attributable to our allocable share of income and gain of TKO OpCo. In such situations, TKO OpCo may loan cash to us to enable us to pay our tax liabilities, and TKO OpCo may charge us interest on any such loans in an amount up to 50 basis points in excess of TKO OpCo's current cost of debt capital. These loans could affect our liquidity and adversely affect our financial results and condition.

We are currently controlled by Silver Lake through its ownership and control of Endeavor. The interests of Endeavor or Silver Lake may differ from the interests of other stockholders of TKO Group Holdings.

In March 2025, as part of the Endeavor Take-Private, affiliates of Silver Lake acquired 100% of the outstanding shares of Endeavor Group Holdings, Inc.'s stock that it did not already own. As of the date of this Annual Report, Endeavor collectively owned approximately 63% of the voting interests of TKO through its holdings of shares of TKO Class A common stock and TKO Class B common stock which are paired with common units of TKO OpCo. Silver Lake, through its ownership and control of Endeavor, and Endeavor control us.

Endeavor also conducts various administrative and operational functions of the Company pursuant to the Transition Services Agreement.

Silver Lake and Endeavor have the ability to substantially control us, including the ability to control any action requiring the general approval of our stockholders, including the election of a majority of our Board members, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets.

This concentration of ownership and voting interests may also delay, defer, or even prevent an acquisition by a third party or other change of control of the Company, and may make some transactions more difficult or impossible without the support of Endeavor, even if such events are in the best interests of minority stockholders. This concentration of voting interests may have a negative impact on the price of our Class A common stock.

Endeavor's or Silver Lake's interests may not be fully aligned with holders of our Class A common stock, which could lead to actions that are not in their best interest, because Endeavor and Silver Lake hold their economic interest in the business through TKO OpCo, rather than through TKO. For example, Silver Lake, Endeavor and their subsidiaries may have different tax positions from us, which could influence Endeavor's decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness. In addition, the structuring of future transactions may take into consideration tax or other considerations relevant to Endeavor or its subsidiaries (e.g., the effect of such transactions on Silver Lake or Endeavor's obligations under the tax receivable agreement to which they are parties) even where no similar considerations would apply to us. The significant ownership in our business held by Endeavor's subsidiaries may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which holders of shares of our Class A common stock might otherwise receive a premium for their shares over the then-current market price. Endeavor and Silver Lake also operate a number of businesses through their subsidiaries that may conflict with the interests of the Company, or be party to agreements or engaged in activities that prevent us from performing certain business activities or owning certain assets.

Section 203 of the DGCL ("Section 203") may affect the ability of an "interested stockholder" to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an "interested stockholder." An "interested stockholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203. Silver Lake, Endeavor, Mr. McMahon and their respective affiliates and direct and indirect transferees will not be deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Our amended and restated certificate of incorporation also includes provisions governing Endeavor's and its affiliates' ability to pursue competitive opportunities; see *"—The competitive opportunity provisions in our certificate of incorporation could enable certain directors, principals, officers, employees, members and/or other representatives of Endeavor, Mr. McMahon or their respective affiliates to benefit from competitive opportunities that might otherwise be available to us"* for additional information

We cannot predict the impact our capital structure and the concentrated control by Endeavor and Silver Lake may have on our stock price or our business.

We cannot predict whether our multiple share class capital structure, combined with the concentrated control by Endeavor and Silver Lake, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock, or will result in adverse publicity or other adverse consequences. In addition, some indices may determine to exclude companies with multiple share classes from their membership. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

If Endeavor or its subsidiaries sell a controlling interest in us to a third party in a private transaction, we may become subject to the control of a presently unknown third party.

Silver Lake owns a controlling equity interest in us, through its ownership of Endeavor. Silver Lake has the ability, should it choose to do so, to direct Endeavor to sell some or all of its subsidiaries' shares of our capital stock (or shares of our capital stock that

Endeavor's or Silver Lake's subsidiaries may obtain) in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of the Company.

Further, the distribution or sale by Endeavor's subsidiaries of a substantial number of shares, even if not a controlling interest, or a perception that a distribution or such sales could occur, could significantly reduce the market price of our Class A common stock.

If Endeavor's subsidiaries privately sell a controlling interest in the Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Endeavor's subsidiaries sell a controlling interest in us to a third party, our future indebtedness may be subject to acceleration, Endeavor and its affiliates may terminate certain other arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have an adverse effect on our operating results and financial condition.

We are exempt from certain corporate governance requirements since we are a "controlled company" within the meaning of NYSE rules, and as a result our stockholders do not have the protections afforded by these corporate governance requirements.

Silver Lake and Endeavor control approximately 63% of our combined voting interests for the election of directors on our Board. As a result, we are considered a "controlled company" for the purposes of NYSE rules and corporate governance standards, and therefore are permitted to, and intend to, elect not to comply with certain corporate governance requirements of the NYSE, including, for example, the requirement to establish a nominating and corporate governance committee composed entirely of independent directors. For so long as we remain a "controlled company," we may at any time and from time to time, utilize any or all of the applicable governance exemptions available under the NYSE rules. Accordingly, holders of Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of the NYSE, and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a "controlled company" until Endeavor no longer controls more than 50% of our combined voting interests.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of our internal controls over financial reporting, and a report issued by our independent registered public accounting firm on that assessment. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. We from time to time make investments to further automate, streamline and centralize our businesses' use of these systems and expect these systems and controls to require additional investment as we become increasingly more complex and our business grows. To effectively manage this complexity, we will need to continue to maintain and revise our operational, financial and management controls, and our reporting systems and procedures. Certain weaknesses or deficiencies or failures to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our financial statements, which could adversely affect our business and reduce our stock price.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and bylaws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board. These provisions, which may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following:

- advance notice requirements for stockholder proposals and director nominations;

- provisions limiting stockholders' ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent; and

- the ability of the Board to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by the Board.

These provisions of our certificate of incorporation and bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock.

The provisions of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits and the federal district courts of the United States for the resolution of any complaint asserting a cause of action under the Securities Act may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware be the sole and exclusive forum for (i) any derivative action, lawsuit or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, agent or other employee or stockholder of us to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein or, if such court does not have subject matter jurisdiction thereof, the federal district court located in the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

As a public company, our costs may be significant, and the regular operations of our business may be disrupted.

We incur significant additional legal, accounting, reporting, and other expenses as a result of having publicly traded common stock, including, but not limited to, costs related to auditor fees, legal fees, directors' fees, directors and officers insurance, investor relations, and various other costs. We also incur incremental costs associated with corporate governance requirements, including requirements under the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules implemented by the SEC and the Public Company Accounting Oversight Board. Compliance with these rules and regulations may make some activities more difficult, time-consuming, and costly, and, as a result, may place a strain on our systems and resources. Moreover, the additional demands associated with being a public company may disrupt the regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We invest and intend to continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition, and results of operations.

The competitive opportunity provisions in our certificate of incorporation could enable certain directors, principals, officers, employees, members and/or other representatives of Endeavor, Mr. McMahon or their respective affiliates to benefit from competitive opportunities that might otherwise be available to us.

Our certificate of incorporation provides that, to the fullest extent permitted by law, we renounce any interest or expectancy in a transaction or matter that may be a competitive opportunity for certain directors, principals, officers, employees, members and/or other representatives of Endeavor, Mr. McMahon or their respective affiliates (the "Identified Persons") (other than in their capacities as directors of TKO Group Holdings), and such Identified Persons have no duty under our certificate of incorporation to refrain from directly or indirectly (1) participating or otherwise engaging in any competitive opportunity, (2) otherwise competing with us or any of our controlled affiliates, (3) otherwise doing business or transacting with any potential or actual customer, supplier or other business relation of us or any of our controlled affiliates or (4) otherwise employing or engaging any officer, employee or other service provider of ours or any of our controlled affiliates, in each case subject to any rights or obligations under any other contractual arrangements. In addition, the Identified Persons have no duty under our certificate of incorporation to present any such competitive opportunity to us, subject to any rights or obligations under any other contractual arrangements. To the extent that the Identified Persons engage in any of the foregoing actions, they may have differing interests than our other stockholders.

Our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Endeavor. Also, certain of Endeavor's current executive officers are our directors and officers, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with Endeavor, certain of our executive officers and directors own equity interests in Endeavor or its affiliates. Continuing ownership of capital stock and equity awards with respect to such entities could create, or appear to create, potential conflicts of interest if we and Endeavor face decisions that could have implications for both Endeavor and us. In addition, certain of Endeavor's current executive officers and directors are also our executive officers and directors, and this could create, or appear to create, potential conflicts of interest when we and Endeavor encounter opportunities or face decisions that could have implications for both companies or in connection with the allocation of such officers' or directors' time between Endeavor and us.

Endeavor and subsidiaries of Endeavor may compete with us.

Endeavor and subsidiaries of Endeavor will not be restricted from competing with us, other than as contractually agreed upon. Endeavor has agreed that until the later of September 12, 2028 or six months following Endeavor's ceasing to beneficially own more than 20% of the voting interests of the then-outstanding shares of our common stock, Endeavor and its controlled affiliates (other than UFC and its subsidiaries) will not (1) other than *de minimis* passive investments, acquire or invest in any competitive wrestling league or professional mixed martial arts league that is competitive with us or (2) represent any competitive wrestling league, any athlete or wrestling talent in respect of their contractual relationship with us or its subsidiaries or any former wrestling talent of WWE in respect of their contractual relationship with any competitive wrestling league.

If Endeavor in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

The terms of our Transition Services Agreement with the EGH Parties may be more favorable than TKO will be able to obtain from an unaffiliated third party. After the Transition Services Agreement expires or is terminated, TKO may be unable to replace the services the EGH Parties provide in a timely manner or on comparable terms.

The EGH Parties, on the one hand, and TKO OpCo, TKO Group Holdings and TWI (the "TKO Parties"), on the other hand, are party to the Transition Services Agreement, pursuant to which the EGH Parties and the TKO Parties agreed to provide each other with certain specified services. The services to be provided pursuant to the Transition Services Agreement to TKO and its subsidiaries are on a temporary basis and are intended to support the transition of the Acquired Businesses from Endeavor to TKO OpCo. The Transition Services Agreement will remain in effect until terminated by the parties pursuant to the terms thereof. The services that are designated to be provided on a transitional basis are to be provided for the period of time specified in the Transition Services Agreement, subject to extension by mutual agreement.

While the EGH Parties will be contractually obligated to provide the TKO Parties with certain specified services during the term of the Transition Services Agreement, the TKO Parties cannot be assured that these services will be sustained at the same level after the expiration or termination of the Transition Services Agreement, or that the TKO Parties will be able to replace these services in a timely manner or on comparable terms. If these services are no longer procured from the EGH Parties, or if certain arrangements with the EGH Parties are terminated, the TKO Parties' costs of procuring those services from third parties may increase. The Transition Services Agreement also contains terms and provisions that may be more favorable to the TKO Parties than terms and provisions the TKO Parties might have obtained in arm's-length negotiations with unaffiliated third parties.

Risks Related to Our Class A Common Stock

The market price of our Class A common stock may be volatile, and holders of our Class A common stock may be unable to resell their Class A common stock at or above their purchase price or at all.

The market price for our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

- trends and changes in consumer preferences in the industries in which we operate;

- changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer and advertising marketplaces;

- changes in key personnel;

- our entry into new markets;

- changes in our operating performance;

- investors' perceptions of our prospects and the prospects of the businesses in which we participate;

- fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;

- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- announcements relating to litigation;

- guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

- changes in financial estimates or ratings by any securities analysts who follow our Class A common stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;

- downgrades in our credit ratings or the credit ratings of our competitors;

- the development and sustainability of an active trading market for our Class A common stock;

- the volume of shares of common stock available for public sale and the size of our public float;

- investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

- the inclusion, exclusion, or deletion of our Class A common stock from any trading indices;

- future sales of our Class A common stock by our officers, directors, and significant stockholders;

- other events or factors, including those resulting from system failures and disruptions, severe weather events, natural disasters, pandemics, wars, acts of terrorism, or responses to such events;

- changes in financial markets or general economic conditions, including, for example, due to the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including in Eastern Europe and the Middle East, acts of terrorism, and pandemics or other public health crises;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

- changes in accounting principles.

The market price also may decline if we do not achieve the perceived benefits of the TKO Transactions as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the TKO Transactions on our financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. These and other factors may lower the market price of our Class A common stock, regardless of its actual operating performance. As a result, our Class A common stock may trade at prices significantly below the price at which shares were purchased.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

We cannot guarantee we will conduct share repurchases or pay dividends in any specified amounts or particular frequency.

On October 24, 2024, we announced that the Board authorized a share repurchase program of up to $2.0 billion of our Class A common stock. As of December 31, 2025, 4.6 million shares of Class A common stock have been repurchased under the program, for an aggregate purchase price of $866.8 million.

We will determine at our discretion the timing and the amount of any repurchases under the share repurchase program based on our evaluation of market conditions, share price, and other factors. Repurchases under the share repurchase program may be made in the open market, in privately negotiated transactions or otherwise. The program has no expiration date and we are not obligated to acquire any particular number or dollar value of shares thereunder. While we expect the share repurchase program to be completed within the next two years, the program may not be fully implemented in that timeframe or at all. In addition, the program may be modified, suspended, or discontinued at any time. Repurchases under this authorization could affect our stock price and increase its volatility, and the existence of this authorization could cause our stock price to be higher than it would be in the absence of such authorization and could potentially reduce the market liquidity for our stock. There can be no assurance that any stock repurchases will enhance stockholder value because the market price of our Class A common stock may decline below the levels at which we repurchased shares of stock.

In addition, on October 24, 2024, we announced that the Board had approved a quarterly cash dividend pursuant to which holders of our Class A common stock will receive their pro rata share of approximately $75 million in quarterly distributions to be made by TKO OpCo and, on September 3, 2025, we announced that the Board had approved an increase to our quarterly dividend program, resulting in holders of our Class A common stock receiving their pro rata share of approximately $150 million in quarterly distributions to be made by TKO OpCo. Future declarations of quarterly dividends are subject to our determination and discretion based on our consideration of various factors, such as our results of operations, financial condition, market conditions, earnings, cash flow requirements, restrictions in our debt agreements and legal requirements and other factors that we deems relevant. Our Board may, at its discretion, decrease or entirely discontinue the dividend at any time. We cannot provide any assurances that any such regular dividends will be paid in any specified amount or at any particular frequency, if at all.

You will be diluted by the future issuance of our Class A common stock or issuances under our incentive plans, for acquisitions, for capital raises or otherwise.

We expect to issue additional shares of Class A common stock. Issuing additional shares of our capital stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both.

For example, upon the completion of the Endeavor Asset Acquisition, the Company issued approximately 26.54 million TKO OpCo Units and corresponding shares of Class B common stock to certain subsidiaries of Endeavor Group Holdings, Inc., causing an approximately 6% reduction in the relative percentage interest of the Company's other then current stockholders in the earnings of TKO OpCo, and the voting interests of the Company.

In the future, we may also issue additional securities in connection with investments, acquisitions or capital-raising activities, which could constitute a material portion of our then-outstanding shares of Class A common stock. Any shares of Class A common stock that we issue will have a dilutive effect on the number of outstanding shares of Class A common stock. Our decision to issue securities in the future will depend on market conditions and other factors beyond our control.

Risks Related to Tax Matters

Tax matters may cause significant variability in our financial results.

Our businesses, conducted through TKO OpCo and its subsidiaries, will be subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate may vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income, pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates, increases or decreases to valuation allowances that need to be recorded against deferred tax assets, tax audits conducted and settled by various tax authorities, adjustments to income taxes upon finalization of income tax returns, the ability to claim foreign tax credits, and changes in tax laws and their interpretations in countries in which we will be subject to taxation.

In addition, our effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner which they apply to us and our activities and diverse set of business arrangements is often open to interpretation. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities. The tax authorities could challenge our interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate and adversely affect our financial results.

TKO OpCo may be required to pay additional taxes as a result of the partnership audit rules.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as TKO OpCo that are taxed as partnerships. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder's share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although there are uncertainties in how these rules will continue to be implemented, they could result in TKO OpCo (or any of its applicable subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes) being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and TKO Group Holdings, as a direct or indirect member of TKO OpCo (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment had it been reflected in the previously filed partnership tax returns under audit (and even though we may not have even been an equity holder of TKO OpCo (or such other entities) during the taxable period for which the relevant audit adjustment is imposed).

Under certain circumstances, TKO OpCo may be eligible to make an election (a "Push Out Election") to cause holders of equity interests in TKO OpCo to take into account the amount of any taxes attributable to any tax audit adjustment, including any interest and penalties, in accordance with such holders' interest in TKO OpCo in the year under audit.

With respect to taxable periods beginning after the closing of the transactions contemplated by the Transaction Agreement, we will decide whether to cause TKO OpCo to make a Push Out Election in our discretion. If TKO OpCo does not make this election, the then-current holders of TKO OpCo Units (including the EDR holders, as applicable) would economically bear the burden of the understatement even if such holders had a different percentage interest in TKO OpCo during the year under audit, unless, and only to the extent, TKO OpCo recovers such amounts from current or former impacted holders of TKO OpCo. There are no assurances that TKO OpCo will recover any such amounts from current or former holders of TKO OpCo. Similar rules will also apply with respect to any of TKO OpCo's subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes.

With respect to taxable periods (or portions thereof) of TKO OpCo or its subsidiaries ending on or prior to the transactions contemplated by the Transaction Agreement, Endeavor OpCo will have the ability to prevent TKO OpCo or such subsidiaries from making (or causing to be made) any Push Out Election, as further described below. The failure to make such election could result in TKO Group Holdings bearing liabilities with respect to such audit adjustment even though TKO Group Holdings may not have owned any interest in TKO OpCo during the audited period and could adversely affect TKO Group Holdings' liquidity and financial condition.

TKO OpCo has agreed to indemnify Endeavor OpCo (and its affiliates and direct and indirect owners) and TKO Group Holdings for certain tax liabilities attributable to taxable periods (or portions thereof) ending on or prior to the closing of the transactions contemplated by the Transaction Agreement, and this indemnification could adversely affect the liquidity and financial condition of TKO OpCo and TKO Group Holdings.

Under the terms of the Transaction Agreement, TKO OpCo has generally agreed to indemnify Endeavor OpCo and its affiliates and direct and indirect equity holders for tax liabilities attributable to the business conducted by TKO OpCo and its subsidiaries for taxable periods ending on or prior to the closing of the transactions contemplated by the Transaction Agreement, subject to certain exceptions. TKO OpCo has also generally agreed to indemnify TKO Group Holdings and its affiliates for tax liabilities attributable to WWE and its subsidiaries for taxable periods ending on or prior to the closing of the transactions contemplated by the Transaction Agreement, subject to certain exceptions. These indemnification obligations will subject the equity holders of TKO Group Holdings to risks and potential exposures attributable to the business conducted by TKO OpCo for periods prior to the time that TKO Group Holdings acquired an interest in TKO OpCo, and to exposure for income taxes otherwise payable by TKO OpCo's former equity owners. In addition, Endeavor OpCo will have the ability to prevent TKO OpCo from making a Push Out Election in connection with pre-closing tax audits of TKO OpCo and its subsidiaries attributable to periods (or portions thereof) ending on or prior to the closing of the transactions contemplated by the Transaction Agreement. Endeavor OpCo's interests in connection with such election will differ from those of TKO Group Holdings, as a failure to make such election could result in TKO Group Holdings bearing tax liabilities that would, if such election were made, be borne by TKO OpCo's former equity owners. Any tax liabilities that are subject to indemnification by TKO OpCo could adversely affect the liquidity and financial position of TKO OpCo and TKO Group Holdings.

We could incur tax liabilities in connection with stock repurchases.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations and certain other persons (a "covered corporation"). Because we are a Delaware corporation and our securities trade on the NYSE, we are a "covered corporation" for this purpose. The excise tax is imposed on the repurchasing corporation itself, not our stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax and has issued final regulations regarding the reporting and payment of the excise tax. We conducted certain repurchases of our stock in 2025, and expect we will be required to pay the excise tax in connection with such repurchases. We have subsequently conducted additional repurchases of our stock under our 10b5-1 Plan (as defined below), and we could be required to pay the excise tax in connection with these repurchases and any other transactions covered by the excise tax described above, whether pursuant to the share repurchase program announced on October 24, 2024 or otherwise. Furthermore, if we decide to undertake repurchases of our Class A common stock in the future, any transfer of cash from TKO OpCo or its subsidiaries to TKO Group Holdings to fund such repurchases could result in incremental tax liabilities to TKO Group Holdings, Inc., and such tax liabilities could (depending on the circumstances surrounding the relevant repurchases) be substantial. Using the proceeds of new indebtedness at TKO OpCo or its subsidiaries to make transfers of cash from TKO OpCo or its subsidiaries to TKO Group Holdings to fund repurchases of our Class A common stock could reduce certain tax liabilities at TKO Group Holdings that might result from such cash transfers in the absence of such new indebtedness, but could also result in TKO Group Holdings being in a "negative tax capital" position with respect to its interest in TKO OpCo that could potentially result in incremental tax liabilities at TKO Group Holdings in the future in certain circumstances (e.g., in connection with a payoff of indebtedness of TKO OpCo or its subsidiaries, or in connection with changes in the composition of the ownership of TKO OpCo). These considerations could affect the transactions that TKO Group Holdings and its subsidiaries are willing to undertake in the future, and the incurrence of any of the tax liabilities described above could increase our costs and adversely affect our operating results.

Changes to U.S. and foreign tax laws could adversely affect us.

The G20, the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. As a result, the tax laws in the United States and other countries in which we and our affiliates will do business have changed and could further change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition, and results of operations. For example, on July 4, 2025, H.R. 1, the "One Big Beautiful Bill Act" (the "OBBBA"), was signed into law in the United States, which includes revisions to key business tax provisions such as the expansion of rules related to deductibility of executive compensation, the reinstatement of bonus depreciation deductions for qualified property, the restoration of EBITDA-based business interest expense limitation and the implementation of changes relating to the computation of certain taxes in respect of non-US activities. The U.S. government may also enact significant new changes to trade policies and tariffs with respect to countries where we or our customers operate, which could have a material and adverse effect on our business, results of operations and financial condition.

In addition, the OECD has announced an accord commonly referred to as "Pillar Two" to set a minimum global corporate tax rate of 15%, which is being or may be implemented in many jurisdictions. The OECD is also issuing guidelines that are different, in some respects, than current international tax principles. If countries amend their tax laws to adopt all or part of the OECD guidelines, this may increase tax uncertainty and increase taxes applicable to us. In June 2025, the G7 and the U.S. Department of the Treasury issued a statement that outlined a shared understanding to exclude U.S. parented groups from certain aspects of the Pillar Two minimum global tax principles (the "G7 Statement"). We will continue to monitor developments related to the G7 Statement, which has not yet been incorporated into the OECD framework. We cannot predict whether any governmental body will enact new tax legislation (including increases to tax rates), whether any tax authority will issue new regulations or other guidance, whether the OECD or any other intergovernmental organization will publish any additional guidelines on global taxation or whether member states will implement such guidelines, nor can we predict what effect such legislation, regulations or international guidelines might have. Changes to existing laws and regulations could adversely affect our business, results of operations, and financial condition.

General Risk Factors

If securities or industry analysts publish inaccurate or unfavorable research about us or our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline. In addition, if our operating results fail to meet the expectations of securities analysts, our stock price would likely decline.

Our business may involve potential internal conflicts of interest due to the breadth and scale of our platform.

We have to manage actual and potential internal conflicts of interest in our business due to the breadth and scale of our platform. Different parts of our business may have actual or potential conflicts of interest with each other, including our media production, events production, owned sports properties, partnerships, and content development businesses. Although we attempt to manage these conflicts appropriately, any failure to adequately address or manage internal conflicts of interest could adversely affect our reputation, and the willingness of third parties to work with us may be affected if we fail, or appear to fail, to deal appropriately with actual or perceived internal conflicts of interest, which could have an adverse effect on our business, financial condition, and results of operations. For more information regarding potential conflicts of interest related to our status as a "controlled company," see "—*We are currently controlled by Silver Lake through its ownership and control of Endeavor. The interests of Endeavor or Silver Lake may differ from the interests of other stockholders of TKO Group Holdings.*"

We could face a variety of risks if we expand into other new and complementary businesses and/or make certain investments or acquisitions.

We have entered into new or complementary businesses, including through commercial agreements, and made equity and debt investments in other companies in the past and may continue to do so in the future. We may also enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances.

To the extent we choose to pursue certain commercial, investment, or acquisition strategies, we may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If we identify suitable acquisition candidates, investments, or commercial partners, our ability to successfully implement or enter into them will depend on a variety of factors, including our ability to obtain financing on acceptable terms or requisite governmental approvals, as well as the factors discussed below. Additionally, we may decide to make or enter into acquisitions, investments, or commercial agreements with the understanding that such acquisitions, investments, or commercial agreements will not be profitable, but may be of strategic value to us. Our current and future acquisitions, investments, including existing investments accounted for under the equity method, or commercial agreements may also require that we make additional capital investments in the future, which would divert resources from other areas of our business. Additional risks of this expansion and/or these investments and transactions may include, among other risks: potential diversion of management's attention and other resources, including available cash, from our existing businesses; loss on investments due to poor performance by the business invested in; inability to integrate a new business successfully; potential exposure to a new business' preexisting commercial arrangements or other applicable agreements with onerous terms; revaluations of debt and equity investments as well as market, credit and interest-rate risks (any of which could result in impairment charges and other costs); competition from other companies with more experience in such businesses; and possible additional regulatory requirements and compliance costs, all of which could affect our business, financial condition and operating results. We cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

We may fail to identify or assess the magnitude of certain liabilities, shortcomings, or other circumstances prior to acquiring a company, making an investment or entering into a commercial agreement and, as such, may not obtain sufficient warranties, indemnities, insurance, or other protections. This could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits, or other adverse effects on our business, operating results, or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions and commercial arrangements that we may pursue could result in dilutive issuances of equity securities and the incurrence of further debt.

We currently, and may in the future, share control in joint venture projects, other investments, and strategic alliances, which will limit our ability to manage third-party risks associated with these projects.

We participate in, and may in the future enter into, joint ventures, other non-controlling investments, and strategic alliances, such as Zuffa Boxing, our joint venture with Sela Company. In these joint ventures, investments, and strategic alliances, we may have shared control over the operation of the assets and businesses. As a result, such investments and strategic alliances may involve risks such as the possibility that a partner in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our partners, or our partners could take binding actions without our consent. Consequently, actions by a partner or other third party could expose us to claims for damages, financial penalties, additional capital contributions, and reputational harm, any of which could have an adverse effect on our business, financial condition, and results of operations.

Preparing our financial statements will require us to have access to information regarding the results of operations, financial position, and cash flows of our joint ventures and other investments. Any deficiencies in our internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our Class A common stock. Additionally, if our joint ventures and other investments are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

We, as with other companies, may face scrutiny related to our environmental, social and governance ("ESG") practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. With this focus, public reporting regarding ESG practices may be more broadly expected. While we may at times engage in voluntary initiatives, such initiatives may be costly and may not have the desired effect. For example, we may not ultimately be able to achieve any initiatives or commitments we undertake due to cost, technological constraints, or other factors outside of our control. Moreover, actions or statements that we may take based on expectations or assumptions that we believe to be reasonable at the time made may subsequently be determined to be erroneous or be subject to misinterpretation. If our ESG practices and reporting do not meet investor, consumer, employee, or other stakeholder expectations, which continue to evolve, our business, brand or reputation may be negatively impacted and subject to investor or regulator engagement regarding such matters. Furthermore, some market participants, including major institutional investors, may also use third-party benchmarks or scores to measure our ESG practices in making investment and voting decisions. Both advocates and opponents to certain ESG practices are also resorting to a range of activism forms, including media campaigns, shareholder activism, investigations, and litigation, to advance their perspectives. There has also been an increase in litigation alleging that corporate diversity, equity and inclusion programs may discriminate against certain individuals or groups. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. In addition, new sustainability-related rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, we and/or our subsidiaries may be subject to various disclosure requirements (such as information on greenhouse gas emissions, climate risks, use of offsets, and emissions reduction claims) from the State of California and other U.S. states, among other regulations or requirements. Alternatively, certain anti-ESG advocates have brought legal challenges regarding corporate climate initiatives and commitments. Operating in more than one jurisdiction may accordingly make our compliance with any applicable ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also cause additional impacts on our business, financial condition, or results of operations.

Catastrophic events, severe weather conditions and natural disasters could adversely affect our operations, sales or financial results.

Catastrophic events, including severe weather events, natural disasters, cyber-incidents, power disruptions, pandemics, acts of terrorism or other events may adversely affect our operation of live events and experiences in affected regions, consumer ability to travel to our events, or result in cancellation or delays of events, outages, disruptions and/or degradations of networks or streaming infrastructure, a failure in our ability to conduct normal business operations, or the closure of event spaces in which consumers engage with our events, brands, and talent, all of which could materially impact our reputation and brand, financial condition and operating results. The health and safety of our employees, talent, or third-party organizations with whom we partner could be also affected, any of which may prevent us from executing against our business strategies and/or cause a decrease in consumer demand for our products and services. In addition, our corporate headquarters and several of our key studios also are located in seismically active regions and areas that are vulnerable to other natural disasters and weather events such as wildfires and hurricanes. These catastrophic events could disrupt our business and operations, and/or the businesses and operations of our partners and may cause us to incur additional costs to maintain or resume operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our security approach is aligned with various applicable security and/or technical requirements and best practices, including those established by the National Institute of Standards and Cybersecurity Framework ("NIST CSF"). This does not imply that we meet any particular technical standards, specifications, or requirements, only that our information security team uses the NIST CSF as a framework for helping us to identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall risk management program and is designed to share common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas. We have a cross-functional team composed of TKO's senior IT, cybersecurity and compliance leadership that typically meets on a monthly basis to discuss efforts to identify new or prospective risks, mitigate previously identified risks, and discuss recent cybersecurity events. This cross-functional team reports into an executive steering committee comprised of senior enterprise leadership which meets, at a minimum, quarterly.

We use a defense-in-depth strategy across our business applications and systems, including database encryption, encryption for laptops/desktops, endpoint-security solutions including network filtering, anti-virus, endpoint firewalls, endpoint detection/response, patch and security configuration management and monitoring through our use of a Security Information and Event Management ("SIEM") system. The SIEM is monitored by our Security Operations Center ("SOC"). Our network and applications require multi-factor authentication, and logins are monitored for unusual activity by our SOC systems and personnel. The enterprise network is protected by stateful firewalls, which are also monitored via our SOC. Our dedicated cybersecurity team engages third parties to conduct periodic infrastructure, application, compliance, and security operations testing, and threats/findings are managed through our risk-register and governance processes.

Separately, employees are trained to promptly report any suspicious behavior or events to the Company's Core Security Incident Response team. This team includes IT, legal, cybersecurity, compliance, and risk management team members. The core team oversees the investigation and handling of all reported incidents (which incidents are tracked in real time). If the core team determines that the reported event could potentially impact personally identifiable information processed by the Company, confidential/proprietary information or cause a financial loss, the core team reports the matter to TKO's Cybersecurity Executive Steering Committee, which includes TKO's Chief Administrative Officer, Chief Legal Officer, Chief Financial Officer, Deputy Chief Financial Officer, Chief Accounting Officer, Deputy General Counsel, Head of Litigation, Corporate Secretary, Head of Investor Relations, Chief Information Officer, Head of Internal Audit, SVP, Head of Compliance & Privacy, Global Head of Cybersecurity, Head of Corporate Security and Chief Communications Officer. Reported events that may cause a financial loss are also reported to the legal department's fraud investigation team. The Cybersecurity Executive Steering Committee is charged with managing the Core Security Incident Response Team and determining whether any disclosures may be required as a result of the reported event.

Key elements of our cybersecurity risk management program, thus, include, but are not limited to:

- risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;

- a written cybersecurity incident response plan;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

- cybersecurity awareness training of our personnel, including incident response personnel, and senior management not less often than once per calendar year;

- phishing simulations at regular intervals (not less than quarterly) to all users of the Company's email system; and

- a third-party risk management process for key service providers which connect to our IT systems or process data on our behalf based on our assessment of their criticality to our operations and respective risk profiles. This risk management process is designed to review the cybersecurity protocols, policies and preparedness of any vendor that processes personally identifiable information for the Company or the Company's confidential or proprietary information or otherwise is connected to any Company IT infrastructure before entering an agreement with such vendor and/or at least every 18 months thereafter. Such reviews consist of reviewing SOC2 Type II reports for vendors which maintain them or, for those that don't, a review of the vendor's responses to a detailed questionnaire. Upon a review of such responses, the Company's cybersecurity team may propose remediation measures (which are set forth in the contractual obligations to be agreed upon by the vendor).

Our continually evolving cybersecurity strategies are informed by multiple threat intelligence resources, the status of ongoing remediation plans, and technical developments. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 1A. "Risk Factors – Risks Related to Our Business — Failure to protect our IT Systems and Confidential Information against breakdowns, security breaches, and other cybersecurity risks could result in financial penalties, legal liability, and/or reputational harm, which would adversely affect our business, results of operations, and financial condition."

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee of the Board (the "Audit Committee") oversight of cybersecurity risks, including oversight of management's implementation of our cybersecurity risk management program.

The Audit Committee receives quarterly reports from management on our cybersecurity risks, and also receives, at least annually, a detailed briefing from management on our cyber risk management program's status including all strategic initiatives. In addition, management updates the Audit Committee, where it deems appropriate, regarding cybersecurity incidents it considers to be significant or potentially significant, consistent with written escalation protocols. The Audit Committee members also receive presentations on cybersecurity topics from TKO's Chief Information Officer and SVP, Global Privacy & Cybersecurity, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies. The full Board receives regular updates regarding the Audit Committee's activities.

Our management team, including TKO's Chief Information Officer and SVP, Head of Compliance & Privacy, is responsible for assessing and managing our material risks from cybersecurity threats. The Chief Information Officer is responsible for implementation and enforcement of written information security policies. The Chief Information Officer has designated leaders, including the SVP, Head of Compliance & Privacy, to be responsible for overall management of the information security management program, including developing and operating within defined global information security controls designed to protect our IT systems, selecting and supervising retained cybersecurity consultants, and working with Legal, Compliance, and Human Resources personnel to develop and launch appropriate information security training of our workforce. Our management team has decades of experience leading and managing cybersecurity teams as well as professional credentials in cybersecurity and data privacy. In 2025, TKO's SVP, Head of Compliance & Privacy, led a team of two dedicated privacy professionals in the TKO Legal department. TKO's Head of Compliance & Privacy has previously served as the general counsel of a publicly traded company, led corporate privacy functions for several publicly traded companies, and been a Certified Information Privacy Professional (US) since 2015. TKO's Chief Information Officer has decades of experience leading digital transformation and cybersecurity programs and initiatives across a variety of industries.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

Item 2. Properties

The following table sets forth the location, use and ownership or leasehold interest in various significant facilities as of December 31, 2025. The leases referenced below expire at various times through 2050, subject to renewal and early termination options. We consider each of these properties to be in good condition, adequate for its purpose and our current needs, and suitably utilized according to the individual nature and requirements of the relevant operations.

Location	Use	Segments	Owned/ Leased
200 Fifth Avenue, New York, New York	Corporate offices	Corporate	Leased
10250 Constellation Boulevard, Suite 1640, Los Angeles, California	Corporate offices	WWE; Corporate	Leased
345 Ely Avenue, Norwalk, Connecticut	Warehouse	WWE	Leased
677 and 707 Washington Boulevard, Stamford, Connecticut	Corporate offices, WWE headquarters and media production center and studio	WWE; Corporate	Leased
6650 S. Torrey Pines Drive, Las Vegas, Nevada	UFC headquarters and Performance Institute	UFC; Corporate	Owned
5 Longwalk Road, Hayes, Uxbridge, London, England	IMG studios	IMG	Leased
6650 El Camino Road, Las Vegas, Nevada	Media production center and studio	UFC	Owned
1376 West Nanjing Road, Shanghai Centre, Level 7, Suite #732, Shanghai, China	UFC Performance Institute	UFC	Leased
Bahía de Todos Los Santos 157, Col. Verónica Anzures, Alc. Miguel Hidalgo, C.P. 11300, Mexico City, Mexico	UFC Performance Institute	UFC	Leased

In addition, we own and lease several other offices that are not material to our operations. See Note 20, *Leases*, to our audited consolidated financial statements included elsewhere in this Annual Report for further detail on our lease commitments.

Item 3. Legal Proceedings

From time to time, we may be involved in claims and proceedings arising in the course of our business. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. For a description of our legal proceedings, see Note 21, *Commitments and Contingencies*, to our audited consolidated financial statements included elsewhere in this Annual Report, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock is listed and traded on the NYSE under the symbol "TKO." Our Class B common stock is not listed nor traded on any stock exchange.

Holders

As of January 30, 2026, there were 5,984 holders of record of our outstanding Class A common stock and four holders of our outstanding Class B common stock. These numbers do not include those who hold in "street name" or beneficial holders, whose shares are held of record by banks, brokers, financial institutions and other nominees.

Dividend Policy

In October 2024, the Company announced that the Board had approved a quarterly cash dividend program pursuant to which holders of TKO's Class A common stock would receive their pro rata share of approximately $75 million in quarterly distributions to be made by TKO OpCo. This amount was increased to $150 million as of September 2025. No dividends are declared or paid on the Company's Class B common stock, which does not have economic rights.

Our ability to pay distributions and the amount of any dividends ultimately paid in respect of our common stock is, in each case, subject to us receiving funds, directly or indirectly, from our operating subsidiaries, including the operating subsidiaries of TKO OpCo.

Furthermore, the ability of the operating subsidiaries of TKO OpCo to make distributions to us depends on the satisfaction of applicable state law and is subject to any covenants and restrictions in existing agreements with respect to such distributions, and the ability of TKO OpCo to receive distributions from its own subsidiaries will continue to depend on applicable state law with respect to such distributions. There can be no guarantee that our stockholders will receive or be entitled to dividends.

Recent Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table presents information with respect to purchases of Class A common stock of the Company made during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in Thousands) (1) (3)
October 1, 2025 to October 31, 2025	—	—	—	$ 1,173,851
November 1, 2025 to November 30, 2025	1,155,605	$ 189.27	1,155,605	$ 1,155,155
December 1, 2025 to December 31, 2025	109,160	$ 201.55	109,160	$ 1,133,154
Total	1,264,765		1,264,765	

(1) Includes shares of our Class A common stock (i) delivered as final settlement of the ASR Agreement and (ii) repurchased under the 10b5-1 Plan (as defined below), in each case in connection with our previously announced $2 billion share repurchase program.

(2) Average price paid per share excludes any broker commissions and other costs of execution, including excise taxes. On completion of the ASR Agreement on November 18, 2025, the Company received a final delivery of 1,053,960 shares of Class A common stock, in addition to the initial delivery of 3,161,430 shares on September 16, 2025. The final number of shares delivered upon settlement of the $800.0 million ASR Agreement was determined based on the volume-weighted average price of $189.78 per share of the Company's Class A common stock during the term of the agreement, less a discount, and subject to customary adjustments pursuant to the terms and conditions of the ASR Agreement. On November 18, 2025, we began conducting repurchases under a Rule 10b5-1 trading plan, which provides for the repurchase of up to $174 million of our outstanding Class A common stock (the "10b5-1 Plan"). The 10b5-1 Plan will remain in effect until the earliest of (i) February 26, 2026, (ii) the date all shares have been repurchased, or (iii) its termination pursuant to its terms.

(3)   On October 24, 2024, we announced that our Board had authorized a share repurchase program of up to $2 billion of our Class A common stock. We will determine at our discretion the timing and the amount of any repurchases based on its evaluation of market conditions, share price, and other factors. Repurchases under the share repurchase program may be made in the open market, in privately negotiated transactions or otherwise, and we are not obligated to acquire any particular amount under the share repurchase program. The share repurchase program has no expiration, and may be modified, suspended, or discontinued at any time.

Stock Performance Graph

The following graph illustrates the total return from September 12, 2023 (the date our Class A common stock began trading on NYSE) through December 31, 2025, for (i) our Class A common stock, (ii) the S&P MidCap 400 Index, and (iii) the S&P 1500 Media and Entertainment Industry Group Index. The graph assumes that $100 was invested on September 12, 2023 in each of our Class A common stock, the S&P MidCap 400 Index, and the S&P 1500 Media and Entertainment Industry Group Index, and that any dividends were reinvested. The comparisons reflected in the graph are not intended to forecast the future performance of our stock and may not be indicative of our future performance.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information set forth in our audited consolidated financial statements and related notes included elsewhere in this Annual Report.

On February 28, 2025, TKO OpCo, a Delaware limited liability company, and TKO, a Delaware corporation (together with TKO OpCo, the "TKO Parties"), completed the Endeavor Asset Acquisition, acquiring the IMG business, including certain businesses operating under the IMG brand, On Location, and Professional Bull Riders ("PBR") (collectively, the "Acquired Businesses"), pursuant to a transaction agreement, dated as of October 23, 2024 (as amended, the "Endeavor Asset Acquisition Agreement"), by and among the TKO Parties, Endeavor OpCo, IMG Worldwide, LLC, a Delaware limited liability company ("IMG Worldwide" and, together with Endeavor OpCo, the "EGH Parties"), and Trans World International, LLC, a Delaware limited liability company and subsidiary of EGH ("TWI").

The historical financial data discussed below reflects our historical results of operations and financial position inclusive of the historical results of operations and financial position of the Acquired Businesses which were acquired in a common control acquisition on February 28, 2025; refer to our Form 8-Ks filed on February 28, 2025 and May 8, 2025 for further details. The historical financial data included in the discussion below reflects our historical results of operations and financial position and relates to periods prior to the closing of the TKO Transactions.

This discussion contains forward-looking statements based upon management's current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various known and unknown factors, including those set forth under Part I, Item 1A. "Risk Factors" and in other sections of this Annual Report.

The following is a discussion and analysis of, and a comparison between, our results of operations for the years ended December 31, 2025 and 2024. A discussion and analysis of, and a comparison between, our results of operations for the years ended December 31, 2024 and 2023 is set forth in Exhibit 99.1, titled, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" filed with our Current Report on Form 8-K for the year ended December 31, 2024, filed with the SEC on May 8, 2025.

Overview

TKO is a premium sports and entertainment company which operates leading combat sports and sports entertainment companies. The Company monetizes its brands through four principal activities: (i) Media rights, production and content, (ii) Live events and hospitality, (iii) Partnerships and marketing, and (iv) Consumer products licensing.

TKO was formed through the combination of Zuffa Parent, LLC (n/k/a TKO Operating Company, LLC) which owns and operates the Ultimate Fighting Championship ("UFC"), a preeminent combat sports brand, and World Wrestling Entertainment, Inc. (n/k/a World Wrestling Entertainment, LLC) ("WWE"), a renowned sports entertainment business (the "TKO Transactions"). The TKO Transactions unite two complementary sports and sports entertainment properties in a single company. For additional information regarding the terms of the TKO Transactions, see Note 4, *Acquisition of WWE*, to our audited consolidated financial statements included in this Annual Report.

Endeavor Asset Acquisition

In connection with the Endeavor Asset Acquisition Agreement, the TKO Parties acquired the Acquired Businesses for total consideration of approximately $3.25 billion plus a $50 million purchase price adjustment (based on the volume-weighted average sales price of TKO Class A common stock for the twenty five trading days ending on October 23, 2024). The EGH Parties received approximately 26.54 million common units of TKO OpCo and subscribed for an equivalent number of corresponding shares of TKO's Class B common stock.

With respect to the historical financial data of the Acquired Businesses for the periods prior to the completion of the Endeavor Asset Acquisition, the historical financial data has been derived from the combined financial statements and accounting records of Endeavor Group Holdings, Inc. and were prepared on a standalone basis in accordance with U.S. generally accepted accounting principles ("GAAP") and may not be indicative of what they would have been had the Acquired Businesses been independent standalone companies, nor are they necessarily indicative of the Acquired Businesses' future financial data.

With respect to the historical combined balance sheets of the Company, they include Endeavor Group Holdings, Inc.'s consolidated assets and liabilities that are specifically identifiable or otherwise attributable to the Acquired Businesses, including subsidiaries and/or joint ventures relating to the Acquired Businesses in which Endeavor Group Holdings, Inc. had a controlling financial interest. The assets, liabilities, revenue and expenses of the Acquired Businesses have been reflected in these combined financial statements on a historical cost basis, as included in the consolidated financial statements of Endeavor Group Holdings, Inc., using the historical accounting policies applied by Endeavor Group Holdings, Inc. Cash and cash equivalents held by EGH at the corporate level were not attributable to the Acquired Businesses for any of the periods presented due to Endeavor Group Holdings, Inc's centralized approach to cash management and the financing of its operations. Only cash amounts held by entities for which the Acquired Businesses have legal title are reflected in the combined balance sheets. Transfers of cash, both to and from Endeavor Group Holdings, Inc.'s centralized cash management system, are reflected as a component of net parent investment in the combined balance sheets and as financing activities in the accompanying combined statements of cash flows for the recast periods prior to the TKO formation on September 12, 2023. Endeavor Group Holdings, Inc.'s debt on a consolidated basis was not attributed to the Acquired Businesses for any of the periods presented because Endeavor Group Holdings, Inc.'s borrowings are not the legal obligation of the Acquired Businesses.

With respect to the historical combined financial statements of the Company, they include all revenues and costs directly attributable to the Acquired Businesses and reflect allocations of certain Endeavor Group Holdings, Inc.'s corporate, infrastructure and shared services expenses, including centralized research, legal, human resources, payroll, finance and accounting, employee benefits, real estate, insurance, information technology, telecommunications, treasury, and other expenses. Where possible, these charges were allocated based on direct usage, with the remainder allocated on a pro rata basis of headcount and gross profit, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Acquired Businesses during the periods presented. The allocations may not, however, reflect the expense the Acquired Businesses would have incurred as standalone companies for the periods presented. These costs also may not be indicative of the expenses that the Acquired Businesses will incur in the future or would have incurred if the Acquired Businesses had obtained these services from a third party.

Accordingly, as discussed above, the historical financial data presented within this discussion and analysis of our financial condition and results of operations includes the consolidated historical financial data of TKO and the Acquired Businesses for all periods presented.

Segments

As of December 31, 2025, we operated our business under three reportable segments, UFC, WWE and IMG. In addition, we also report results for the "Corporate and Other" group, which incurs revenue and expenses that are not allocated to the business segments. Refer to Note 19, *Segment Information*, within the audited consolidated financial statements included elsewhere within this Annual Report.

UFC

The UFC segment reflects the business operations of UFC. Revenue from our UFC segment principally consists of media rights fees associated with the distribution of its programming content; ticket sales and site fees associated with the business's global live events; partnerships and marketing; and consumer products licensing agreements of UFC-branded products.

WWE

The WWE segment reflects the business operations of WWE. Revenue from our WWE segment principally consists of media rights fees associated with the distribution of its programming content; ticket sales and site fees associated with the business's global live events; partnerships and marketing; and consumer products licensing agreements of WWE-branded products.

IMG

The IMG segment reflects the operations of the following businesses:

- The IMG business is a leading global sports marketing company, specializing in media rights management and sales, multi-channel content production and distribution, brand partnerships, strategic consulting, digital services, and event management.

- On Location is a premium experiential hospitality business, offering ticketing, curated guest experiences, live event production and travel management services.

Revenue from our IMG segment principally consists of media rights sales, commissions, production services and studio fees; ticket and premium experience sales; and partnerships and marketing.

Corporate and Other

Corporate and Other reflects operations not allocated to the UFC, WWE or IMG segments and primarily consists of general and administrative expenses as well as operations of PBR and boxing. PBR owns the Professional Bull Riders brand, which organizes bull riding competitions, promotes the sport and its athletes through live events and broadcasts. Boxing includes the joint venture with Sela Company for the Zuffa Boxing brand as well as promotional services TKO provides for boxing events.

Revenue from our Corporate and Other group principally consists of media rights fees associated with the distribution of PBR's programming content; ticket sales and site fees associated with live events; partnerships and marketing; and consumer products licensing agreements of PBR-branded products. Revenue also consists of management and promotional fees for services primarily related to boxing.

General and administrative expenses relate largely to corporate activities, including information technology, facilities, legal, human resources, finance and accounting, treasury, investor relations, corporate communications, community relations and compensation to TKO's management and board of directors, which support all reportable segments. Corporate and Other expenses also include service fees paid by the Company to Endeavor Group Holdings, Inc. under the Services Agreement, inclusive of fees paid for revenue producing services related to the segments. On the closing date of the Endeavor Asset Acquisition, the Services Agreement between Endeavor Group Holdings, Inc. and TKO OpCo was terminated and the Transition Services Agreement was entered into between the EGH Parties, TWI and the TKO Parties.

Components of Our Operating Results

Revenue

TKO primarily generates revenue via domestic and international media rights fees, production services and studio fees, ticket sales at live events, hospitality sales and site fees, partnerships and marketing, and consumer products licensing.

Direct Operating Costs

TKO's direct operating costs primarily include costs associated with our athletes and talent, marketing, venue costs related to live events, expenses associated with the production of events and experiences, event ticket sales and fees for media rights. These costs include required payments related to media sales agency contracts when minimum sales guarantees are not met, materials and related costs associated with consumer product merchandise sales, commissions and direct costs with distributors, as well as certain service fees paid to Endeavor Group Holdings, Inc. under the Services Agreement and Transition Services Agreement.

Selling, General and Administrative

TKO's selling, general and administrative expenses primarily include personnel costs as well as rent, travel, professional service costs, overhead required to support operations, and certain service fees paid to Endeavor Group Holdings, Inc. under the Services Agreement and Transition Services Agreement.

Provision for Income Taxes

TKO Group Holdings, Inc. was incorporated as a Delaware corporation in March 2023. As the sole managing member of TKO OpCo, TKO Group Holdings, Inc. ultimately controls the business affairs of TKO OpCo. TKO Group Holdings, Inc. is subject to corporate income taxes on its share of taxable income of TKO OpCo. TKO OpCo is treated as a partnership for U.S. federal income tax purposes and is therefore generally not subject to U.S. corporate income tax. TKO OpCo's foreign subsidiaries are subject to entity-level taxes. TKO OpCo's U.S. subsidiaries are subject to withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes. TKO OpCo is subject to entity-level income taxes in certain U.S. state and local jurisdictions. For the periods prior to the Endeavor Asset Acquisition, the Acquired Businesses primarily consisted of U.S. flow through entities that are not themselves subject to U.S. federal income taxes as well as some foreign subsidiaries and U.S. regarded corporations subject to entity level taxes. Income taxes related to the Acquired Businesses reflected in the consolidated tax provision are attributable to U.S. regarded entities and foreign entities subject to tax in their respective jurisdictions.

RESULTS OF OPERATIONS

(dollars in millions, except where noted)

The following is a discussion of our consolidated results of operations for the years ended December 31, 2025 and 2024. This information is derived from our accompanying consolidated financial statements prepared in accordance with GAAP.

(in millions)	Year Ended December 31, 2025		Year Ended December 31, 2024	
Revenue	$	4,735.2	$	4,884.2
Operating expenses:				
Direct operating costs		1,903.2		2,623.9
Selling, general and administrative expenses		1,512.0		1,771.5
Depreciation and amortization		485.0		457.9
Total operating expenses		3,900.2		4,853.3
Operating income		835.0		30.9
Other expenses:				
Interest expense, net		(202.7)		(235.8)
Other expense, net		(25.7)		(5.4)
Income (loss) before income taxes and equity losses of affiliates		606.6		(210.3)
Provision for income taxes		73.8		37.3
Income (loss) before equity losses of affiliates		532.8		(247.6)
Equity income of affiliates, net of tax		(13.4)		(1.8)
Net income (loss)		546.2		(245.8)
Less: Net income (loss) attributable to non-controlling interests		350.8		(255.1)
Net income attributable to TKO Group Holdings, Inc.	$	195.4	$	9.3

Revenue

Revenue decreased by $149.0 million, or 3%, to $4,735.2 million for the year ended December 31, 2025 compared to the year ended December 31, 2024.

- UFC revenue increased by $96.0 million, or 7%. This increase was primarily due to $62.9 million of higher partnerships revenue from new sponsors and increases in fees from renewals. Additionally, UFC generated $28.3 million of increased media rights, production and content revenue from higher media rights fees resulting from increases in contractual revenues, partially offset by a year-over-year shift in event mix featuring one fewer numbered event despite the same total event count. This increase was also driven by $12.5 million of greater live event revenue driven by higher site fee revenue associated with certain international events, including Fight Night events held in Baku, Azerbaijan and Doha, Qatar, partially offset by lower ticket sales revenue driven by holding one less numbered event as well as the impact of UFC 306 in the prior year, which was a marquee event at Sphere in Las Vegas. These revenue stream increases were partially offset by a decrease of $7.7 million in consumer products licensing revenue from lower royalties on UFC-branded products compared to the prior year.

- WWE revenue increased by $311.3 million, or 22%. This increase was primarily due to $135.1 million of higher media rights, production and content revenue associated with media rights fees for *Raw*, *SmackDown* and *NXT*, which was attributable to the new global content distribution agreement with Netflix that became effective in January 2025 and the expansion of WWE's *SmackDown* programming, as well as rights fees associated with WWE's premium live events, including the new content distribution agreement with ESPN that became effective in September 2025. This increase was also driven by $76.6 million of higher partnerships revenue from new sponsors and increases in fees from renewals, as well as $74.3 million of increased live event revenue, which was the result of higher ticket sales revenue, driven by *WrestleMania 41* in Las Vegas and the first ever two-night *SummerSlam* in New Jersey. Additionally, WWE generated $25.3 million of increased consumer products licensing revenue related to the sale of WWE-branded products, including video games, merchandise and toys sales, compared to the prior year.

- IMG segment revenue decreased by $602.9 million, or 31%. This decrease was primarily attributable to a $555.1 million decline in On Location revenue as the prior year included hospitality related revenues generated from the 2024 Paris Olympics. The decline in On Location revenue was also due to lower hospitality sales primarily driven by less favorable locations related to the Super Bowl and collegiate Bowl Games compared to the prior year. Additionally, lower revenues of $47.8 million from the IMG business were driven by a reduction in media rights revenue primarily from no longer having rights to the FA Cup, as these rights did not transfer to the Company pursuant to the Endeavor Asset Acquisition Agreement, as well as the biennial timing of the Arabian Gulf Cup. This reduction was partially offset by higher revenue associated with new production agreements, most notably Saudi Pro League, as well as media rights commissions related to the Canelo vs. Crawford boxing event.

- Corporate and Other revenue increased by $28.8 million, or 17%, driven by $29.0 million of higher management and promotional fees for services primarily related to boxing. PBR revenue remained relatively flat as higher partnerships and live event revenue was mostly offset by a decline in media rights revenue.

Direct Operating Costs

Direct operating costs decreased by $720.7 million, or 27%, to $1,903.2 million for the year ended December 31, 2025 compared to the year ended December 31, 2024.

- UFC direct operating costs increased by $3.0 million, or 1%. This increase was primarily due to $17.1 million of higher variable costs of revenue, including commissions and other event-related costs. These increases were partially offset by $15.8 million of lower production and athlete costs driven by holding one less numbered event as well as the impact of UFC 306 in the prior year, which was a marquee event at Sphere in Las Vegas.

- WWE direct operating costs increased by $48.6 million, or 11%. This increase was primarily driven by $57.5 million of higher talent and production costs associated with WWE's weekly television programming and premium live events, from holding more premium live events, including *WrestleMania 41* in Las Vegas, the first ever two-night *SummerSlam* in New Jersey and *Wrestlepalooza* in Indianapolis to kick-off our distribution agreement with ESPN, as well as more televised events, including *Saturday Night's Main Event*, compared to the prior year. These increases were partially offset by $9.7 million of lower other direct operating costs, including lower commissions and credit card fees associated with the transition of media content to new partners.

- IMG segment direct operating costs decreased by $764.2 million, or 46%. This decrease was primarily driven by a $683.5 million decline from On Location, largely related to the impact of the 2024 Paris Olympics being included in prior year results, coupled with decreased event-related costs primarily from fewer hospitality sales associated with less favorable locations related to the Super Bowl and collegiate Bowl Games compared to the prior year. Additionally, lower costs of $80.7 million from the IMG business was primarily due to lower media rights fees associated with no longer having rights to the FA Cup as well as the biennial timing of the Arabian Gulf Cup.

- Corporate and Other direct operating costs decreased by $10.3 million, or 7%. This decrease was primarily driven by service fees paid to EGH in the prior year for various operational functions that support revenue generating activities pursuant to the Services Agreement. The Services Agreement was terminated during the first quarter of 2025. Additionally, lower costs of $4.6 million from PBR were primarily driven by lower rider and marketing costs compared to the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $259.5 million, or 15%, to $1,512.0 million for the year ended December 31, 2025 compared to the year ended December 31, 2024.

- UFC selling, general and administrative expenses increased by $55.5 million, or 29%. This increase was primarily driven by $51.6 million of higher personnel and travel costs compared to the prior year.

- WWE selling, general and administrative expenses decreased by $12.6 million, or 4%. The prior year included an impairment charge of $27.9 million as a result of reducing the carrying value of WWE assets held for sale to their fair value less cost to sell, as described in Note 5, *Supplementary Data*, to our audited consolidated financial statements included in this Annual Report, partially offset by $20.6 million of higher travel and personnel costs compared to the prior year.

- IMG segment selling, general, and administrative expenses decreased by $32.7 million, or 8%. This decrease was primarily driven by the impact of the 2024 Paris Olympics included in the prior year results as well as the impact of cost reduction initiatives in connection with the Endeavor Asset Acquisition.

- Corporate and Other selling, general and administrative expenses decreased by $285.5 million, or 33%. This decrease was primarily driven by lower legal and professional costs of $365.2 million, of which $375.0 million was due to charges recorded in the prior year associated with the legal settlement of the UFC antitrust lawsuit, as well as the impact of $92.5 million of lower corporate allocated costs from EGH to the Acquired Businesses. The decrease in service fees paid to EGH under the Services Agreement were mostly offset by fees paid under the Transition Services Agreement. These declines were partially offset by $141.7 million of higher cost of personnel and other operating expenses, as well as $30.5 million of professional fees associated with strategic transactions, primarily the Endeavor Asset Acquisition, compared to the prior year.

Depreciation and Amortization

Depreciation and amortization increased by $27.1 million, or 6%. This increase was primarily driven by an $80.1 million acceleration of expenses for WWE customer relationship assets following the modification of a related media revenue arrangement, partially offset by a decline of $50.4 million of expenses associated with certain WWE intangible assets that became fully amortized during the third quarter of 2024.

Interest Expense, Net

Interest expense, net decreased by $33.1 million, or 14%. This decrease was primarily driven by the Credit Facilities refinancing transactions in November 2024 and September 2025 that resulted in term loans with a lower spread interest rate and the decline in SOFR over the period, partially offset by incremental interest expense from a $1.0 billion increase in the principal balance of our term loan resulting from the September 2025 refinancing transaction.

Other (expense) income, net

Other expense, net for the years ended December 31, 2025 and 2024 includes net losses on foreign exchange transactions. Other expense, net for the year ended December 31, 2025 also includes a net loss of $9.6 million from the sale of certain equity method investments, partially offset by a gain of $1.3 million on the sale of PBR's former headquarters building.

Provision for Income Taxes

For the year ended December 31, 2025, TKO recorded a provision for income taxes of $73.8 million compared to a provision of $37.3 million for the year ended December 31, 2024. This change was primarily related to increased pretax income for the year ended December 31, 2025.

Equity earnings of affiliates, net of tax

Equity earnings of affiliates, net of tax for the years ended December 31, 2025 and 2024 reflects income of $13.4 million and $1.8 million, respectively, related to equity method investments.

Net Income (Loss) Attributable to Non-Controlling Interests

Net income (loss) attributable to non-controlling interests was income of $350.8 million and a loss of $255.1 million for the years ended December 31, 2025 and 2024, respectively. The change was primarily due to the change in the amount of reported net income for the year ended December 31, 2025 as compared to the reported net loss for the year ended December 31, 2024 as well as the impact of the Endeavor Asset Acquisition. See Note 11, *Non-Controlling Interests*, to our audited consolidated financial statements included in this Annual Report for further details on the effect of the Endeavor Asset Acquisition to this line item.

Segment Results of Operations

As described above, the following discussion and analysis of our financial condition and results of operations presents three reportable segments as of December 31, 2025: UFC, WWE and IMG, which were determined to be our reportable segments following the close of the Endeavor Asset Acquisition. Our chief operating decision maker evaluates the performance of our segments based on segment Revenue and segment Adjusted EBITDA. Management believes segment Adjusted EBITDA is indicative of operational performance and ongoing profitability, and Adjusted EBITDA is used to evaluate the operating performance of our segments and for planning and forecasting purposes, including the allocation of resources and capital. Segment operating results reflect earnings before corporate expenses. These segment results of operations should be read in conjunction with our discussion of the Company's consolidated results of operations included above.

The following tables set forth Revenue and Adjusted EBITDA for each of our segments for the years ended December 31, 2025 and 2024:

| | | Year Ended December 31, | | |
		2025		2024
Revenue:				
UFC	$	1,502.2	$	1,406.2
WWE		1,709.4		1,398.1
IMG		1,367.3		1,970.2
Total revenue from reportable segments		4,578.9		4,774.5
Corporate and Other		199.1		170.3
Eliminations		(42.8)		(60.6)
Total revenue	$	4,735.2	$	4,884.2

| | | Year Ended December 31, | | |
		2025		2024
Adjusted EBITDA:				
UFC	$	851.0	$	801.0
WWE		896.5		681.1
IMG		160.0		(48.0)
Total Adjusted EBITDA from reportable segments		1,907.5		1,434.1
Corporate and Other		(322.2)		(352.2)
Total Adjusted EBITDA	$	1,585.3	$	1,081.9

UFC

The following table sets forth our UFC segment results for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		**2024**	
Revenue				
Media rights, production and content	$	907.7	$	879.4
Live events and hospitality		232.9		220.4
Partnerships and marketing		314.3		251.4
Consumer products licensing and other		47.3		55.0
Total Revenue	$	1,502.2	$	1,406.2
Direct operating costs	$	433.2	$	430.2
Selling, general and administrative expenses	$	218.0	$	175.0
Adjusted EBITDA	$	851.0	$	801.0
Adjusted EBITDA margin		57%		57%
UFC Operating Metrics				
Number of events				
Numbered events		13		14
Fight Nights		29		28
Total events		42		42
Location of events				
United States		28		31
International		14		11
Total events		42		42

WWE

The following table sets forth our WWE segment results for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
		2025		2024
Revenue				
Media rights, production and content	$	1,000.6	$	865.5
Live events and hospitality		412.8		338.5
Partnerships and marketing		159.6		83.0
Consumer products licensing and other		136.4		111.1
Total Revenue	$	1,709.4	$	1,398.1
Direct operating costs	$	495.7	$	426.9
Selling, general and administrative expenses	$	317.2	$	290.1
Adjusted EBITDA	$	896.5	$	681.1
Adjusted EBITDA margin		52%		49%
WWE Operating Metrics				
Number of events				
Premium live events		22		20
Televised events		167		150
Non-televised events		82		106
Total events		271		276
Location of events				
United States		227		231
International		44		45
Total events		271		276

IMG

The following table sets forth our IMG segment results for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
		2025		2024
Revenue				
Media rights, production and content	$	672.8	$	721.2
Live events and hospitality		611.3		1,156.8
Partnerships and marketing		69.0		73.3
Consumer products licensing and other		14.2		18.9
Total Revenue	$	1,367.3	$	1,970.2
Direct operating costs	$	878.6	$	1,644.2
Selling, general and administrative expenses	$	328.7	$	374.0
Adjusted EBITDA	$	160.0	$	(48.0)
Adjusted EBITDA margin		12%		(2)%
IMG Business Operating Metrics:				
Number of clients with events (1)				
Rights		128		137
Studios		141		135
Event management		51		45
Total		320		317

(1) Represents unique clients generating revenue in the period.

On Location Operating Metrics (1)	Year Ended December 31,			
	2025		2024	
	Number of Events	Packages Sold	Number of Events	Packages Sold
NFL	267	122,518	272	165,987
Collegiate Sports	68	127,613	115	143,521
Combat Sports	68	25,797	64	19,217
Other Sports	31	48,131	36	26,502

 (1) On Location metrics do not include non-recurring events (e.g., Olympics).

Corporate and Other

Corporate and Other revenue primarily relates to media rights fees associated with the distribution of PBR's programming content; ticket sales and site fees associated with live events; partnerships and marketing; and consumer products licensing agreements of PBR-branded products. Revenue also consists of management and promotional fees for services primarily related to boxing. Corporate and Other expenses relate to direct operating costs and general and administrative expenses attributable to PBR as well as general and administrative expenses largely related to corporate activities, including information technology, facilities, legal, human resources, finance and accounting, treasury, investor relations, corporate communications, community relations and compensation to TKO's management and board of directors, which support each of the reportable segments. Corporate and Other expenses also include service fees paid by the Company to Endeavor related to corporate activities as well as revenue generating activities under the Services Agreement, prior to its termination on February 28, 2025. As discussed above, on the closing date of the Endeavor Asset Acquisition, the Services Agreement between TKO OpCo and Endeavor was terminated and a Transition Services Agreement has been entered into between the EGH Parties, TWI and the TKO Parties.

The following table sets forth results for Corporate and Other for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		2024	
Revenue	$	199.1	$	170.3
Adjusted EBITDA	$	(322.2)	$	(352.2)

The following table sets forth our operating metrics for PBR for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
PBR Operating Metrics:		
Number of events:		
Unleash The Beast ("UTB")	20	25
Teams	13	13
Velocity	41	39
Other	32	25
Total events	106	102
Location of events:		
United States	91	89
International	15	13
Total events	106	102

Adjusted EBITDA increased by $30.0 million, or 9%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily driven by the impact of $92.5 million of lower corporate allocated costs from Endeavor Group Holdings, Inc. to the Acquired Businesses and $29.0 million of incremental revenue from higher management and promotional fees for services primarily related to boxing. These increases were partially offset by $91.5 million of higher cost of personnel and other operating expenses compared to the prior year.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income, excluding income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger and acquisition costs, certain legal costs, restructuring, severance and impairment charges, and certain other items when applicable. Adjusted EBITDA margin is a non-GAAP financial measure defined as Adjusted EBITDA divided by Revenue.

TKO management believes that Adjusted EBITDA and Adjusted EBITDA margin are useful to investors as these measures eliminate the significant level of non-cash depreciation and amortization expense that results from its capital investments and intangible assets, and improve comparability by eliminating the significant level of interest expense associated with TKO's debt facilities, as well as income taxes which may not be comparable with other companies based on TKO's tax and corporate structure.

Adjusted EBITDA and Adjusted EBITDA margin are used as the primary bases to evaluate TKO's consolidated operating performance.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of TKO's results as reported under GAAP. Some of these limitations are:

- they do not reflect every cash expenditure, future requirements for capital expenditures, or contractual commitments;

- Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on TKO's debt;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect any cash requirement for such replacements or improvements; and

- they are not adjusted for all non-cash income or expense items that are reflected in TKO's statements of cash flows.

TKO management compensates for these limitations by using Adjusted EBITDA and Adjusted EBITDA margin along with other comparative tools, together with GAAP measurements, to assist in the evaluation of TKO's operating performance.

Adjusted EBITDA and Adjusted EBITDA margin should not be considered substitutes for the reported results prepared in accordance with GAAP and should not be considered in isolation or as alternatives to net income as indicators of TKO's financial performance, as measures of discretionary cash available to it to invest in the growth of its business or as measures of cash that will be available to TKO to meet its obligations. Although TKO uses Adjusted EBITDA and Adjusted EBITDA margin as financial measures to assess the performance of its business, such use is limited because it does not include certain material costs necessary to operate TKO's business. TKO's presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as indications that its future results will be unaffected by unusual or nonrecurring items. These non-GAAP financial measures, as determined and presented by TKO, may not be comparable to related or similarly titled measures reported by other companies. Set forth below are reconciliations of TKO's most directly comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures on a consolidated basis.

Adjusted EBITDA and Adjusted EBITDA Margin

| | Year Ended December 31, | |
	2025	2024
Reconciliation of Net Income (Loss) to Adjusted EBITDA		
Net income (loss)	$ 546.2	$ (245.8)
Provision for income taxes	73.8	37.3
Interest expense, net	202.7	235.8
Depreciation and amortization	485.0	457.9
Equity-based compensation expense (1)	117.6	103.5
Merger, acquisition and earn-out costs (2)	51.7	21.2
Certain legal costs (3)	60.5	401.1
Restructuring, severance and impairment (4)	14.1	45.7
Debt transaction costs (5)	8.7	16.2
Foreign exchange losses and (gains) (6)	13.7	9.9
Other adjustments (7)	11.3	(0.9)
Total Adjusted EBITDA	$ 1,585.3	$ 1,081.9
Net income (loss) margin	12%	(5)%
Adjusted EBITDA margin	33%	22%

(1) Equity-based compensation represents non-cash compensation expense for awards issued under Endeavor's 2021 Plan subsequent to its April 28, 2021 IPO, for the WWE Replacement Awards (as defined below) and for awards issued under the 2023 Incentive Award Plan. For the years ended December 31, 2025 and 2024, equity-based compensation expense includes $4.0 million and $17.7 million, respectively, related to services provided by an independent contractor in the WWE segment. For the year ended December 31, 2024, equity-based compensation expense related to the accelerated vesting of the WWE Replacement Awards was $3.3 million, associated with the workforce reduction of certain employees in the WWE segment and Corporate and Other.

(2) Includes (i) certain costs of professional advisors related to other strategic transactions, primarily the Endeavor Asset Acquisition, incurred during the years ended December 31, 2025 and 2024, and (ii) certain costs related to integration initiatives resulting from the Endeavor Asset Acquisition. Also includes fair value adjustments for contingent consideration liabilities associated with past acquisitions.

(3) Includes costs related to certain litigation matters including antitrust lawsuits for UFC and WWE matters where Mr. McMahon has agreed to make future payments to certain counterparties personally. For the year ended December 31, 2024, these costs include the legal settlement of the UFC antitrust lawsuit of $375.0 million, as described in Note 21, *Commitments and Contingencies*, to our audited consolidated financial statements in this Annual Report.

(4) Includes costs resulting from the Company's cost reduction program during the years ended December 31, 2025 and 2024, as described in Note 17, *Restructuring Charges*, to our audited consolidated financial statements in this Annual Report. For the year December 31, 2025, the Company recognized impairment charges of $3.6 million within the IMG segment primarily related to the write-off of certain assets that are no longer in use. For the year ended December 31, 2024, the Company recorded impairment charges of $27.9 million as a result of reducing the carrying value of WWE assets held for sale to their fair value less cost to sell. Refer to Note 5, *Supplementary Data*, to our audited consolidated financial statements in this Annual Report, for further information.

(5) For the year ended December 31, 2025, the Company recognized $8.7 million of third-party transactions costs associated with the Company's debt refinancing transactions as described in Note 8, *Debt*.

(6) Includes gains and losses related to foreign exchange transactions.

(7) For the year ended December 31, 2025, other adjustments were comprised of a net loss of $9.6 million from the sale of certain equity method investments, partially offset by a gain of $1.3 million on the sale of PBR's former headquarters building. For the year ended December 31, 2024, other adjustments were comprised primarily of gains of approximately $3.2 million related to the change in the fair value of embedded foreign currency derivatives, partially offset by losses of $0.3 million related to the change in the fair value of forward exchange contracts and $1.1 million on the disposal of assets.

Liquidity and Capital Resources

Sources and Uses of Cash

Cash flows from operations are used to fund TKO's day-to-day operations, revenue-generating activities, and routine capital expenditures, as well as service its long-term debt, and are expected to be used to fund our capital return programs.

Credit Facilities

As of December 31, 2025 and 2024, the Company had $3.7 billion and $2.8 billion, respectively, outstanding under a credit agreement dated August 18, 2016 (as amended and/or restated, the "First Lien Credit Agreement," by and among Zuffa Guarantor, LLC (now known as "TKO Guarantor, LLC" or "TKO Guarantor"), UFC Holdings, LLC (now known as "TKO Worldwide Holdings, LLC" or "TKO Worldwide Holdings"), as borrower, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, which was entered into in connection with the acquisition of Zuffa by Endeavor in 2016. TKO OpCo and TKO are holding companies with limited business operations, cash flows, assets and liabilities other than the equity interests in the borrower entities Zuffa Guarantor and UFC Holdings.

On September 15, 2025 (the "Credit Agreement Closing Date"), TKO Worldwide Holdings entered into the Sixth Refinancing Amendment (the "Credit Agreement Amendment") to the First Lien Credit Agreement. The Credit Agreement Amendment, among other things: (i) refinanced and replaced the outstanding first lien term loans (the "Existing Term Loans") with a new class of first lien secured term loans, (ii) provided for an additional $1.0 billion incremental first lien secured term loan as a fungible increase to the Existing Term Loans of $2.8 billion (the "New Term Loans"), (iii) extended the maturity of the existing $205.0 million revolving credit facility from November 21, 2029 to September 15, 2030 (the "Revolving Credit Facility" and together with the New Term Loans, the "Credit Facilities"), and (iv) made certain other changes to the First Lien Credit Agreement. The Credit Facilities are secured by liens on substantially all of the assets of TKO Guarantor and TKO Worldwide Holdings and certain subsidiaries thereof.

The New Term Loans accrue interest, at the option of the borrower, at either (a) Term SOFR plus 2.00% (with a SOFR floor of 0.00%) or (b) the Alternate Base Rate ("ABR") plus 1.00% (with an ABR floor of 1.00%). The New Term Loans' interest rate totaled 5.87% as of December 31, 2025. The New Term Loans have the same amortization schedule as the Existing Term Loans and collectively amortizes in equal quarterly installments and matures on November 21, 2031.

The Company incurred $9.0 million in transaction costs related to the Credit Agreement Amendment. Of this amount, $8.7 million related to modification arrangements which are included within selling, general and administrative expenses on the Company's consolidated statements of operations, while the remaining $0.3 million associated with new lenders entering the syndication were capitalized as a component of long-term debt on the Company's consolidated balance sheets.

Borrowings under the Revolving Credit Facility now accrue interest at either (a) Term SOFR plus 1.75% to 2.00% (depending on the First Lien Leverage Ratio) with a SOFR floor of 0.00% or (b) ABR plus 0.75% to 1.00% (with an ABR floor of 1.00%).

As of December 31, 2025 and December 31, 2024, there was no outstanding balance under the Revolving Credit Facility.

The First Lien Credit Agreement contains a financial covenant that requires the Company to maintain, commencing with the fiscal quarter ended June 30, 2025, a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA of 8.25-to-1. The Company is only required to comply with the foregoing financial covenant if the sum of outstanding borrowings under the Revolving Credit Facility is (excluding any letters of credit, whether drawn or undrawn) is greater than the greater of (i) $85.0 million and (ii) forty percent of the borrowing capacity of the Revolving Credit Facility. This covenant did not apply as of December 31, 2025, as the Company had no borrowings outstanding under the Revolving Credit Facility.

TKO Worldwide Holdings had outstanding letters of credit of $1.1 million as of December 31, 2025 and none as of December 31, 2024.

Restrictions on Dividends

The First Lien Credit Agreement contains restrictions on TKO's ability to make distributions and other payments from the respective credit groups. These restrictions on dividends include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to fund certain parent entities, (4) other specific allowable situations and (5) a general restricted payment basket, which generally provides for no restrictions as long as the Total Leverage Ratio (as defined in the First Lien Credit Agreement) is less than 5.0x.

Other Secured Loans

As of December 31, 2025 and 2024, the Company had $63.1 million and $30.3 million, respectively, of other secured loans outstanding, which were entered to finance the purchase of certain assets. These loans are secured by the underlying assets of the Company and bear interest at rates ranging from SOFR plus 1.70% to SOFR plus 2.25%. Principal amortization is payable in monthly installments with any remaining balance payable on the final maturity dates of November 1, 2028 and January 1, 2031.

One of the Company's other secured loans contains a financial covenant that requires the Company to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the applicable loan agreements of no less than 1.15-to-1 as measured on an annual basis. As of December 31, 2025 and 2024, the Company was in compliance with its financial debt covenant under this secured loan.

Capital Return Programs

In October 2024, the Company announced that its board of directors has authorized a share repurchase program of up to $2.0 billion of its Class A common stock and the approval of a quarterly cash dividend program pursuant to which holders of TKO's Class A common stock will receive their pro rata share of approximately $75.0 million expected quarterly distributions to be made by TKO OpCo. TKO OpCo made distributions of $75.2 million on each of March 31, 2025 and June 30, 2025 under the cash dividend program.

In September 2025, the Company's board of directors authorized an increase to the quarterly cash dividend from $0.38 per share to $0.76 per share starting with third quarter 2025 dividend payment. Under the upsized quarterly cash dividend program, TKO's Class A common stockholders will receive their pro rata share of approximately $150.0 million to be made by TKO OpCo. TKO OpCo made distributions of $150.7 million and $151.3 million on September 30, 2025 and December 30, 2025, respectively, under the cash dividend program.

In September 2025, the Company repurchased approximately $26.1 million of its outstanding Class A common stock under a privately negotiated transaction. Additionally, the Company entered into an accelerated share repurchase agreement ("ASR Agreement") to repurchase $800.0 million of its outstanding Class A common stock, which was completed in November 2025. The Company also entered into a 10b5-1 trading plan for the repurchase of up to $174.0 million of its outstanding Class A common stock (the "10b5-1 Plan"), which commenced immediately following the completion of the ASR Agreement. The Company repurchased $40.7 million of its outstanding Class A common stock under the 10b5-1 Plan during the fourth quarter of 2025. These share repurchase transactions are being completed under the Company's previously announced $2.0 billion share repurchase authorization. The Company will determine at its discretion, the timing and the amount of any repurchases based on its evaluation of market conditions, share price, and other factors.

Repurchases under the share repurchase program may be made in the open market, through accelerated share repurchase agreements, in privately negotiated transactions or otherwise, and we are not obligated to acquire any particular amount under the share repurchase program. The share repurchase program has no expiration, is expected to be completed within the next two years and may be modified, suspended, or discontinued at any time.

Future declarations of quarterly dividends are subject to our determination and discretion based on our consideration of various factors, such as our results of operations, financial condition, market conditions, earnings, cash flow requirements, restrictions in its debt agreements and legal requirements and other factors that we deem relevant.

Cash Flows Overview

	Year Ended December 31,	
(in millions)	**2025**	**2024**
Net cash provided by operating activities	$ 1,285.7	$ 586.1
Net cash used in investing activities	$ (146.9)	$ (117.2)
Net cash used in financing activities	$ (635.7)	$ (155.0)

Operating activities increased from $586.1 million of cash provided in the year ended December 31, 2024 to $1,285.7 million of cash provided in the year ended December 31, 2025. Cash provided in the year ended December 31, 2025 was primarily due to net income for the period of $546.2 million, which included certain non-cash items, including depreciation and amortization of $485.0 million and equity-based compensation of $117.6 million, as well as an increase in restricted cash of $296.6 million related to On

Location for the FIFA World Cup 26. This increase was partially offset by a decline in accounts payable and accrued liabilities primarily driven by the $250.0 million payments under the settlement agreement in the UFC antitrust lawsuits. Cash provided in the year ended December 31, 2024 was primarily due to net loss for the period of $245.8 million, which included certain non-cash items, including depreciation and amortization of $457.9 million and equity-based compensation of $103.5 million, as well as decreases in deferred costs of $367.0 million due to the 2024 Paris Olympics, Super Bowl and other events occurring during the period, and an increase in accounts payable and accrued liabilities of $308.4 million driven by the settlement agreement in the UFC antitrust lawsuit and the timing of bonus payments. This increase was partially offset by an increase in other non-current assets of $255.5 million due to FIFA costs and deferred media rights costs, as well as a decrease in deferred revenue of $258.1 million due to the 2024 Paris Olympics, Super Bowl and other events occurring during the period.

Investing activities increased from $117.2 million of cash used in the year ended December 31, 2024 to $146.9 million of cash used in the year ended December 31, 2025. Cash used in the year ended December 31, 2025 primarily reflects payments for property, buildings and equipment of $127.0 million, investments in affiliates of $30.7 million and acquisitions of $8.7 million, partially offset by infrastructure improvement incentives received of $11.7 million and proceeds from the sale of assets of $5.8 million. Cash used in the year ended December 31, 2024 primarily reflects payments of $118.8 million for property, buildings and equipment and investments in affiliates of $35.1 million. These payments were partially offset by proceeds of $28.4 million primarily related to the sale of WWE's owned properties in Stamford, Connecticut, as well as infrastructure improvement incentives received of $11.0 million.

Financing activities increased from $155.0 million of cash used in the year ended December 31, 2024 to $635.7 million of cash used in the year ended December 31, 2025. Cash used in the year ended December 31, 2025 primarily reflects payments for share repurchases of $866.8 million, distributions to EGH and its subsidiaries of $455.6 million, dividends paid to holders of TKO Class A common stock of $185.2 million, net transfers to EGH of $122.5 million and net payments on debt of $70.4 million. These payments were partially offset by net proceeds of $1.0 billion received from the upsizing of the Company's existing first lien term loan in September 2025 and contributions of $26.5 million from EGH in connection with the Endeavor Asset Acquisition. Cash used in the year ended December 31, 2024 primarily reflects share repurchases of $165.0 million, partially offset by net transfers from EGH of $12.3 million.

Future Sources and Uses of Liquidity

TKO's sources of liquidity are (1) cash on hand, (2) cash flows from operations and (3) available borrowings under the Credit Facilities (which borrowings would be subject to certain restrictive covenants contained therein). Based on our current expectations, we believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments, including long-term debt service, for at least the next 12 months.

TKO expects that its primary liquidity needs will be cash to (1) provide capital to facilitate organic growth of its business, (2) pay operating expenses, including cash compensation to its employees, athletes and talent, (3) fund capital expenditures and strategic investments, (4) pay interest and principal when due on the Credit Facilities, (5) pay income taxes, (6) reduce its outstanding indebtedness under the Credit Facilities, (7) fund share repurchases as authorized by the Board and (8) make distributions to members and, in accordance with the Company's cash management policy, to TKO stockholders, including the planned quarterly dividend when declared by the Board.

Material Cash Requirements Related to Contractual Obligations, Commitments and Contingencies

Our material cash requirements from known contractual and other obligations primarily relate to our debt, leases and service contracts, and they include the following:

Debt

As of December 31, 2025, we had outstanding term loans with an aggregate principal amount of $3.7 billion, of which $37.4 million is due for repayment within the twelve-month period ending December 31, 2026. The term loans are due in November 2031, with quarterly principal repayments and the balance due at maturity. Future variable rate interest payments, calculated based on the interest rate as of December 31, 2025 and the loans' scheduled maturity, totaled approximately $1.3 billion, including approximately $226.7 million due on or prior to December 31, 2026. See Note 8, *Debt*, in our audited consolidated financial statements included elsewhere in this Annual Report for further detail.

Leases

Our operating and finance leases, primarily for office facilities, equipment and vehicles, feature varying lease terms and may include provisions for rent escalations or lease concessions. As of December 31, 2025, our total undiscounted fixed lease payment obligations related to our operating and finance leases amounted to $622.7 million, with $60.6 million due within the twelve month period ending December 31, 2026. The total lease payment obligation incorporates $335.0 million in finance lease payments related to options to extend the lease on WWE's global headquarters, which are reasonably certain of being exercised. See Note 20, *Leases*, to our audited consolidated financial statements included elsewhere in this Annual Report for further detail.

Service contracts and commitments

We have certain financial commitments primarily consisting of long-term commercial partnerships with professional sports leagues and federations, alongside various other service contracts with vendors related to events and media rights. As of December 31, 2025, our total payment obligations under these commitments were approximately $1,806.4 million, with $434.4 million due within the twelve month period ending December 31, 2026.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires us to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates.

We believe the following estimates related to certain of our critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2, *Summary of Significant Accounting Policies*, to our audited consolidated financial statements included in this Annual Report for a summary of our significant accounting policies.

Revenue Recognition

We have revenue recognition policies for our various operating segments that are appropriate to the circumstances of each business.

In accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), revenue is recognized when control of the promised goods or services is transferred to the Company's customers either at a point in time or over time, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. ASC 606 requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

Arrangements with Multiple Performance Obligations

We have various types of contracts with multiple performance obligations, including multi-year partnerships and media rights agreements. The transaction price in these types of contracts is allocated on a relative standalone selling price basis. We typically determine the standalone selling price of individual performance obligations based on management estimates, unless standalone selling prices are observable through past transactions. Estimates used to determine a performance obligation's standalone selling price impact the amount and timing of revenue recognized, but not the total amount of revenue to be recognized under the arrangement.

Principal versus Agent

We enter into many arrangements that require management to determine whether we are acting as a principal or an agent. This determination involves judgment and requires evaluation as to whether the Company controls the goods or services before they are transferred to the customer. As part of this analysis, the Company considers whether we are primarily responsible for fulfillment of the promise to provide the specified service, have inventory risk and have discretion in establishing prices. For events, this determination is primarily based on whether we own and control the event. For bundled experience packages, including those sold by third parties, the determination is primarily based on whether we have control over the elements of the package including inventory risk and setting pricing with customers. For media rights distribution, this determination is primarily based on whether we have control over the media rights including inventory risk and setting pricing with customers. If our determinations were to change, the amounts of our revenue and operating expenses may be different.

Timing of Recognition

<u>Media Rights, Production and Content</u>

Broadcast and streaming rights fees received from distributors of our live event and television programming, both domestic and internationally, are recorded when the live event or program has been delivered and is available for distribution. Commission revenue from our IMG business' distribution and sales arrangements for media and broadcast rights on behalf of clients is recognized when the underlying content becomes available for view or telecast and has been accepted by the customer. Certain of our media rights are typically sold in multi-year arrangements and are generally comprised of multiple performance obligations that involve the allocation of transaction price based on the relative standalone selling price of each performance obligation. TKO uses its estimate of standalone selling price to allocate transaction price. Any advance payments received from distributors are deferred upon collection and recognized into revenue as content is delivered.

We recognize revenue from PPV programming from live sporting events when the event is aired. PPV programming is distributed through cable, satellite and digital providers. UFC and WWE receive a fixed license fee for its domestic residential PPV programming under a long-term contract. For UFC and WWE's international and commercial PPV, the amount of revenue recognized is based upon management's initial estimate of variable consideration related to the number of buys achieved. This initial estimate is based on preliminary buy information received from certain PPV distributors and is subject to adjustment as new information regarding the number of buys is received, which is generally up to 120 days subsequent to the live event. If our estimates of buys achieved were to change, the timing and amount of its revenue may be different.

UFC owns and operates its own over-the-top ("OTT") platform UFC FIGHT PASS that engages customers through a subscription based model. Subscriptions are offered to customers for one-month, six-month and 12-month access to UFC FIGHT PASS. WWE distributes content in certain international markets through its platform WWE Network, which collects licensing fees from distribution partners and collects monthly subscription fees. Subscription revenue for UFC FIGHT PASS and WWE Network is recognized ratably over each paid monthly membership period and revenue is deferred for subscriptions paid in advance until earned. PBR owns and operates its own OTT platform, PBR Ride Pass, that engages customers through a monthly subscription-based model. Access to PBR Ride Pass is provided to subscribers and revenue is recognized ratably over each paid monthly membership period. Revenue for PBR Ride Pass is deferred for subscriptions paid in advance until earned. The Company recognizes revenue for PBR Ride Pass gross of third-party distributor fees as the Company is the principal in the arrangement.

Revenue from our IMG business' production services of live entertainment and sporting events is recognized at the time of the event on a per event basis. Revenue from production services of editorial video content is recognized when the content is delivered to and accepted by the customer and the license period begins. Customers for the Company's production services include broadcast networks, sports federations and independent content producers.

<u>Live Event and Hospitality</u>

Live event revenue is generally recognized at the time that an event occurs. Advance ticket sales, participation entry fees, site fees, hospitality and VIP package sales and bundled experience packages are recorded as deferred revenue pending the event dates.

We earn revenue from events that we control in addition to providing event related services to events controlled by third parties. For controlled events (owned or licensed), revenue is generally recognized for each performance obligation over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the particular revenue source.

For event management related services to events in our On Location business, revenue is generally recognized over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the service. If such revenues were recognized based on another basis, or if we made different determinations about which method to apply to a given arrangement, the timing of our revenue and operating expenses may be different. For bundled experience packages, the Company recognizes revenue at the event dates when all of the package components have been delivered to the customer. The Company defers the revenue and cost of revenue on experience packages until the date of the event.

<u>Partnerships and Marketing</u>

Customer contracts for advertising and partnerships rights are generally comprised of multiple performance obligations that involve the allocation of the arrangement consideration to the underlying deliverables based upon their standalone selling price. We use an adjusted market assessment approach as our estimate of standalone selling price to allocate arrangement consideration as the performance obligations under customer contracts are infrequently sold on a standalone basis either by UFC, WWE or other third parties. After allocating revenue to each performance obligation, we recognize partnership revenue when the promotional service is delivered. If our estimates of standalone selling prices were to change, the timing and amount of our revenue may be different.

<u>Consumer Products Licensing and Other</u>

Consumer products licensing revenue relates to royalties earned from sales of licensed merchandise and digital products. The nature of the licensing arrangements is typically symbolic intellectual property, inclusive of logos, trade names, and trademarks related to merchandise sales. Many licensing agreements include minimum guarantees, which set forth the minimum royalty to be paid during a given contract year. We will recognize the minimum guarantee revenue ratably over its related royalties' contract period until such point that it is more likely than not that the total revenue during the royalty period will exceed the minimum royalty. If during the royalty period, management determines that total revenue will exceed the minimum royalty, the revenue recognized during each reporting period will reflect royalties earned on the underlying product sales. For licensing agreements without minimum guarantees, we recognize revenue related to the sales or usage of the underlying symbolic intellectual property over time as the sales or usage occurs. The amount of revenue recognized is based on either statements received or management's best estimate of sales or usage in a period, if statements are received on a lag. If our estimates and judgments were to change, the timing and amount of revenue recognized may be different.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. We perform our goodwill impairment test at the reporting unit level, which is one level below the operating segment level. We have three operating and reportable segments, consistent with the way management makes decisions and allocates resources to the business, and we have five reporting units across these three segments.

We have the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. A qualitative assessment includes, but is not limited to, consideration of the results of our most recent quantitative impairment test, consideration of macroeconomic conditions, and industry and market conditions. If we can support the conclusion that it is "not more likely than not" that the fair value of a reporting unit is less than its carrying amount under the qualitative assessment, we would not need to perform the quantitative impairment test for that reporting unit.

If we cannot support such a conclusion or we do not elect to perform the qualitative assessment then we must perform the quantitative impairment test. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flows) corroborated by market multiples when available and as appropriate. We apply what we believe to be the most appropriate valuation methodology for each of our reporting units. We believe our estimates of fair value are consistent with how a marketplace participant would value our reporting units.

The discounted cash flow analyses are sensitive to our estimates of future revenue growth and margins for these businesses along with discount rates. Our long-term cash flow projections are estimates and inherently subject to uncertainty, particularly during periods of adverse economic conditions. Significant estimates and assumptions specific to each reporting unit include revenue growth, profit margins, terminal value growth rates, discount rates and other assumptions deemed reasonable by management. Where a market approach is utilized, we use judgment in identifying the relevant comparable-company market multiples. These estimates and assumptions may vary between each reporting unit depending on the facts and circumstances specific to that unit. If we had established different reporting units or utilized different valuation methodologies or assumptions, the impairment test results could differ.

If the carrying amount of a reporting unit exceeds its fair value, such excess is recognized as an impairment. For the year ended December 31, 2025, we performed a qualitative impairment test which resulted in no 2025 impairment charges.

In periods where we perform a quantitative impairment test, we utilize various estimates and assumptions that we believe are reasonable, but are susceptible to change from period to period. Actual results of operations, cash flows and other factors will likely differ from the estimates used in our valuation, and it is possible that differences and changes could be material. A deterioration in profitability, adverse market conditions, significant customer losses, changes in spending levels of our existing customers or a different economic outlook than currently estimated by management could have a significant impact on the estimated fair value of our reporting units and could result in an impairment charge in the future.

Intangible Assets

For finite-lived intangible assets that are amortized, we evaluate assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the estimated undiscounted future cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, an impairment would be measured as the difference between the fair value of the group's long-lived assets and the carrying value of the group's long-lived assets. We define an asset group by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. If identified, the impairment is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts, but only to the extent the carrying value of each asset is above its fair value. Determining whether a long-lived asset is impaired requires various estimates and assumptions, including whether a triggering event has occurred, the identification of the asset groups, estimates of future cash flows and the discount rate used to determine fair values. If we had established different asset groups or utilized different valuation methodologies or assumptions, the impairment test results could differ, and we could be required to record impairment charges.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of an indefinite-lived intangible may not be recoverable. We have the option to perform a qualitative assessment to determine if an impairment is "more likely than not" to have occurred. In the qualitative assessment, we must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that "more likely than not" exceeds its fair value. We must then conduct a quantitative analysis if we (1) determine that such an impairment is "more likely than not" to exist, or (2) forgo the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

For the year ended December 31, 2025, the Company performed a qualitative assessment and did not record any non-cash impairment charges to intangible assets.

Equity-Based Compensation

We grant equity awards to certain executives, directors, employees and service providers, which may be in the form of various equity-based awards such as restricted stock, restricted stock units and stock options.

We record compensation costs related to our equity awards issued to executives and other employees based on the grant date fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period and compensation cost for awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The awards with a performance condition are expensed when the achievement of performance conditions is probable. Compensation cost for performance-based awards with a market condition is recognized regardless of the number of units that vest based on the market condition and is recognized on straight-line basis over the estimated service period, with each tranche separately measured. Compensation expense is not reversed even if the market condition is not satisfied.

WWE Replacement Awards

Pursuant to the Transaction Agreement, the Company converted each WWE equity award of restricted stock units ("RSUs") and performance stock units ("PSUs") held by WWE directors, officers and employees into TKO RSUs and PSUs of equal value and vesting conditions (with such performance vesting conditions equitably adjusted), respectively (the "WWE Replacement Awards"). The value of the WWE Replacement Awards was determined using the closing price of WWE Class A common stock, par value $0.01 per share ("WWE Class A common stock"), on the day immediately preceding the closing of the TKO Transactions. The portion of the WWE Replacement Awards issued in connection with the TKO Transactions that was associated with services rendered prior to the date of the TKO Transactions was included in the total consideration transferred.

With regards to the remaining unvested portion of the WWE Replacement Awards, equity-based compensation costs of RSUs are recognized over the total remaining service period on a straight-line basis with forfeitures recognized as they occur. RSUs have a service requirement and generally vest in equal annual installments over a three-year period. Unvested RSUs accrue dividend equivalents at the same rate as are paid on shares of Class A common stock. The dividend equivalents are subject to the same vesting schedule as the underlying RSUs.

PSUs, which are subject to certain performance conditions and have a service requirement, generally vest in equal installments over a three-year period. Until such time as the performance conditions are met, stock compensation costs associated with these PSUs are re-measured each reporting period based upon the fair market value of the Company's common stock and the estimated performance attainment on the reporting date. The ultimate number of PSUs that are issued to an employee is the result of the actual performance of the Company at the end of the performance period compared to the performance conditions. Compensation costs for PSUs are recognized using a graded-vesting attribution method over the vesting period based upon the probability that the performance conditions will be achieved, with forfeitures recognized as they occur. Unvested PSUs accrue dividend equivalents once the performance conditions are met at the same rate as are paid on shares of Class A common stock. The dividend equivalents are subject to the same vesting schedule as the underlying PSUs.

EGH Replacement Awards

In connection with the Endeavor Asset Acquisition, each unvested EGH restricted stock unit held by an employee of the Acquired Businesses or independent contractor (i) outstanding as of the date of the Endeavor Asset Acquisition Agreement or (ii) granted thereafter in accordance with the Endeavor Asset Acquisition Agreement was assumed by TKO and substituted for 22% of a TKO restricted stock unit, subject to similar terms and conditions, pursuant to the terms of the Endeavor Asset Acquisition Agreement. EGH generally retained and remains liable for (i) all EGH performance stock units, (ii) all options to purchase EGH class A common stock, and (iii) all EGH restricted stock units held by Former Service Providers (as defined in the Endeavor Asset Acquisition Agreement) and phantom and cash-settled equity-based awards.

Income Taxes

TKO Group Holdings, Inc. was incorporated as a Delaware corporation in March 2023. As the sole managing member of TKO OpCo, TKO Group Holdings, Inc. ultimately controls the business affairs of TKO OpCo. TKO Group Holdings, Inc. is subject to corporate income taxes on its share of taxable income of TKO OpCo. TKO OpCo is treated as a partnership for U.S. federal income tax purposes and is therefore generally not subject to U.S. corporate income tax, other than entity-level income taxes in certain U.S. state and local jurisdictions. TKO OpCo's foreign subsidiaries are subject to entity-level taxes, and TKO OpCo's U.S. subsidiaries are subject to foreign withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes. For the periods prior to the Endeavor Asset Acquisition, the Acquired Businesses primarily consisted of U.S. flow through entities that are not themselves subject to U.S. federal income taxes as well as some foreign subsidiaries and U.S. regarded corporations subject to entity level taxes. Income taxes related to the Acquired Businesses reflected in the consolidated tax provision are attributable to U.S. regarded entities and foreign entities subject to tax in their respective jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by us in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which we operate. A valuation allowance is provided when we determine that it is "more likely than not" that a portion of a deferred tax asset will not be realized. Our deferred tax positions may change if our estimates regarding future realization of deferred tax assets were to change.

A minimum probability threshold for a tax position must be met before a financial statement benefit is recognized. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The tax benefits ultimately realized by us may differ from those recognized in our financial statements based on a number of factors, including our decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and our success in supporting its filing positions with taxing authorities. As a result of the Endeavor Asset Acquisition, a significant amount of unrecognized tax benefits conveyed to TKO are indemnified by Endeavor.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheet.

Consolidation

We typically consolidate entities in which we own more than 50% of the voting common stock and control operations, as well as variable interest entities ("VIE") for which we are deemed the primary beneficiary.

Evaluating whether an entity in which we have a variable interest is a VIE and whether we are the primary beneficiary requires management to make significant judgments involving evaluating the fair value and capitalization of the investee along with the most significant activities of the entity and the party that has power over those activities.

Business Combinations

We account for our business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any non-controlling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and non-controlling interest requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of operations.

Non-Controlling Interests

Non-controlling interests in consolidated subsidiaries represent the component of common equity in consolidated subsidiaries held by third parties. Noncontrolling interests with redemption features, such as put options, that are redeemable outside of our control are considered redeemable non-controlling interests and are classified as temporary equity on the consolidated balance sheet. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests' share of net income or loss, or estimated redemption value at each reporting period. Estimating the fair value or other redemption value requires management to make significant estimates and assumptions specific to each non-controlling interest including revenue growth, profit margins, terminal value growth rates, discount rates under the income approach and other assumptions such as market multiples for comparable companies. These estimates and assumptions may vary between each redeemable non-controlling interest depending on the facts and circumstances specific to that consolidated subsidiary.

Recent Accounting Pronouncements

See Note 3, Recent Accounting Pronouncements, to our audited consolidated financial statements included in this Annual Report for further information on certain accounting standards that have been recently adopted or that have not yet been required to be implemented and may be applicable to our future operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

TKO is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact TKO's financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

Our exposure to changes in interest rates relates primarily to the floating interest component on our long-term debt. The Credit Facilities bear interest at floating rates and we regularly monitor and manage interest rate risks. Holding debt levels constant as of December 31, 2025, a 1% increase in the effective interest rates would have increased our annual interest expense by approximately $37 million.

Foreign Currency Risk

We have operations in several countries outside of the United States, and certain of our operations are conducted in foreign currencies, principally the British Pound. The value of these currencies fluctuates relative to the U.S. dollar. These changes could adversely affect the U.S. dollar equivalent of TKO's non-U.S. dollar revenue and operating costs and expenses and reduce international demand for its content and services, all of which could negatively affect TKO's business, financial condition and results of operations in a given period or in specific territories.

Holding other variables constant (such as interest rates and debt levels), if the U.S. dollar appreciated by 10% against the foreign currencies used by TKO's operations in the year ended December 31, 2025, revenues would have decreased by approximately $68.8 million and operating income would have decreased by approximately $2.9 million.

We regularly review our foreign exchange exposures that may have a material impact on our business and from time to time use foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of potential adverse fluctuations in foreign currency exchange rates arising from these exposures. TKO does not enter into foreign exchange contracts or other derivatives for speculative purposes.

Credit Risk

TKO maintains its cash and cash equivalents with various major banks and other high quality financial institutions, and its deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions and the failure of any of the financial institutions where we maintain our cash and cash equivalents or any inability to access or delays in our ability to access our funds could adversely affect our business and financial position.

Item 8. Financial Statements and Supplementary Data

The Financial Statements required by this Item 8 appear beginning on page F-1 of this Annual Report and are incorporated by reference herein.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

The Company's management has evaluated, with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Chief

Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that as of December 31, 2025, the Company's internal control over financial reporting was effective.

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisitions occurred. Our management's evaluation of internal control over financial reporting excluded the internal control activities of the Acquired Businesses. The financial results of this acquisition are included in the consolidated financial statements as of and for the year ended December 31, 2025 and represent approximately 32% and 12% of total revenue and total assets, excluding goodwill and indefinite-lived intangible assets, respectively.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company is in the process of integrating the Acquired Businesses and as a result of these integration activities, certain controls will be evaluated and may be changed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
TKO Group Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited TKO Group Holdings, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders'/members' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired certain businesses from Endeavor Group Holdings, Inc. (Acquired Businesses) during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, the Acquired Businesses internal control over financial reporting associated with approximately 32% and 12% of total revenue and total assets, excluding goodwill and indefinite-lived intangible assets, respectively, as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Acquired Businesses.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 25, 2026

Item 9B. Other Information

a) None.

b) Other than the below, during the three months ended December 31, 2025, no director or "officer" (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" and/or "non-Rule 10b5-1 trading arrangement" (each as defined in Item 408 of Regulation S-K).

On December 15, 2025, Mr. Emanuel, our Executive Chair, Chief Executive Officer, and member of the Board of Directors, entered into a Rule 10b5-1 trading arrangement intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act, which is a sell-to-cover instruction letter that provides for sales of a number of shares of Class A common stock as is necessary to cover tax withholding obligations incurred in connection with the vesting or settlement of restricted stock units, performance stock units or restricted stock previously granted or that could in the future be granted under the Company's 2023 Incentive Award Plan (the "Sell-to-Cover 10b5-1 Instruction"). The Sell-to-Cover 10b5-1 Instruction will remain in effect so long as taxes are required to be paid upon the vesting or settlement of restricted stock units, performance stock units or restricted stock awarded or to be awarded to Mr. Emanuel, unless the Sell-to-Cover 10b5-1 Instruction is earlier terminated. The total number of Class A shares that may be sold pursuant to the Sell-to-Cover 10b5-1 Instruction is not determinable. During the three months ended December 31, 2025, no shares of Class A common stock were sold pursuant to the Sell-to-Cover 10b5-1 Instruction.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be set forth in the 2026 Proxy Statement, expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be set forth in the 2026 Proxy Statement, expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be set forth in the 2026 Proxy Statement, expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be set forth in the 2026 Proxy Statement, expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be set forth in the 2026 Proxy Statement, expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Annual Report:

(a)(1) The financial statements as indicated in index set forth on page F-1.

(a)(2) Financial statement schedules have been omitted since they either are not required, not applicable, or the information is otherwise included in the consolidated financial statements or the related footnotes.

(a)(3) Exhibits:

Exhibits

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith
2.1#	Transaction Agreement, dated April 2, 2023, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, Zuffa Parent, LLC, World Wrestling Entertainment, Inc., New Whale Inc., and Whale Merger Sub Inc.	424(b)(3)	333-271893	Annex A	08/22/2023	
3.1	Amended and Restated Certificate of Incorporation of TKO Group Holdings, Inc.	S-8	333-274480	4.1	09/12/2023	
3.2	Amended and Restated Bylaws of TKO Group Holdings, Inc.	S-8	333-274480	4.2	09/12/2023	
4.1	Registration Rights Agreement, dated as of September 12, 2023, by and among TKO Group Holdings, Inc., Endeavor Group Holdings, Inc. and Vincent K. McMahon.	8-K	001-41797	4.1	09/12/2023	
4.2	Description of Securities.	10-K	001-41797	4.5	02/27/2024	
10.1	Fourth Amended and Restated Operating Agreement of TKO Operating Company, LLC (conformed copy incorporating Amendment No. 1, Amendment No. 2, and Amendment No.3)					*
10.2+	Form of Indemnification Agreement.	8-K	001-41797	10.15	09/12/2023	
10.3+	Term Employment Agreement, dated as of September 12, 2023, by and between TKO Group Holdings, Inc. and Ariel Emanuel.	8-K	001-41797	10.16	09/12/2023	
10.4+	Term Employment Agreement, dated as of January 21, 2024, by and between TKO Group Holdings, Inc. and Mark Shapiro.	8-K	001-41797	10.1	01/23/2024	
10.5+	Term Employment Agreement, dated as of January 12, 2024, by and between TKO Group Holdings, Inc. and Seth Krauss.	8-K	001-41797	10.1	01/12/2024	
10.6+	Term Employment Agreement, dated as of November 5, 2023, by and between TKO Group Holdings, Inc. and Andrew Schleimer.	10-Q	001-41797	10.8	11/07/2023	
10.7+	Amendment No. 1, dated as of August 1, 2025, to Term Employment Agreement dated as of November 5, 2023, by and between TKO Group Holdings, Inc. and Andrew Schleimer	10-Q	001-41797	10.1	08/06/2025	

10.8+	TKO Group Holdings, Inc. 2023 Incentive Award Plan.	S-8	333-274480	4.3	09/12/2023	
10.9+	Form of Stock Option Grant Notice and Stock Option Award Agreement under the TKO Group Holdings, Inc. 2023 Incentive Award Plan.	8-K	001-41797	10.20	09/12/2023	
10.10+	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the TKO Group Holdings, Inc. 2023 Incentive Award Plan (Sell to Cover).	8-K	001-41797	10.21	09/12/2023	
10.11+	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the TKO Group Holdings, Inc. 2023 Incentive Award Plan (Net Settlement).	8-K	001-41797	10.22	09/12/2023	
10.12+	World Wrestling Entertainment, Inc. 2016 Omnibus Incentive Plan.	DEF 14A	001-16131	Annex A	03/11/2016	
10.13+	Amended and Restated Non-Employee Director Compensation Policy.	10-Q	001-41797	10.2	08/06/2025	
10.14	First Lien Credit Agreement dated as of August 18, 2016, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent, swingline lender and issuing bank, Deutsche Bank Securities Inc., as syndication agent, and Goldman Sachs Bank USA, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and KKR Capital Markets LLC as co-documentation agents.	S-1	333-254908	10.10	03/31/2021	
10.15	First Refinancing Amendment, dated as of February 21, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	S-1	333-254908	10.11	03/31/2021	
10.16	First Lien Incremental Term Facility Amendment, dated as of April 25, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent and the initial First Additional Term B Lender.	S-1	333-254908	10.13	03/31/2021	
10.17	Third Amendment dated as of March 26, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.14	03/31/2021	
10.18	Fourth Amendment dated April 29, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.15	03/31/2021	
10.19	Fifth Amendment dated September 18, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.16	03/31/2021	
10.20	Sixth Amendment dated June 15, 2020, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.18	03/31/2021	

10.21	Second Refinancing Amendment dated as of January 27, 2021, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	S-1	333-254908	10.12	03/31/2021	
10.22	Eighth Amendment, dated October 27, 2021, to the First Lien Credit Agreement, dated as of August 18, 2016 among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto, as amended.	8-K	001-40373	10.1	10/27/2021	
10.23	Third Refinancing Amendment dated as of April 10, 2023, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	10-Q	001-40373	10.4	05/09/2023	
10.24#	Fourth Refinancing Agreement, dated as of May 1, 2024, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	10-Q	001-41797	10.1	05/08/2024	
10.25#	Fifth Refinancing Amendment, dated as of November 21, 2024, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	8-K	001-41797	10.1	11/21/2024	
10.26#	Sixth Refinancing Amendment, dated as of September 15 2025, to the First Lien Credit Agreement, dated as of August 18, 2016, among TKO Guarantor, LLC, as holdings, TKO Worldwide Holdings, LLC, as borrower, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	8-K	001-41797	10.1	9/15/2025	
10.27#	Tenth Amendment, dated as of June 26, 2023, to the First Lien Credit Agreement, dated as of August 18, 2016, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto, as amended.	10-Q	001-40373	10.6	08/08/2023	
10.28+	Employment Agreement, dated as of November 22, 2023, by and between TKO Group Holdings, Inc. and Nick Khan.	10-K	001-41797	10.28	02/27/2024	
10.29#, ^	Independent Contractor Services and Merchandising Agreement, dated as of January 22, 2024, by and among World Wrestling Entertainment, LLC, 7 Bucks Entertainment, Inc., DJIP, LLC and Tag-Team Enterprises, Inc.	10-K	001-41797	10.29	02/27/2024	
10.30#,^	IP Assignment Agreement, dated as of January 22, 2024, by and among DJIP, LLC, Tag-Team Enterprises, Inc., 7 Bucks Entertainment, Inc., World Wrestling Entertainment, LLC and TKO Group Holdings, Inc.	10-K	001-41797	10.30	02/27/2024	
10.31^	Award Agreement, dated as of January 22, 2024, by and between TKO Group Holdings, Inc. and Dwayne Johnson.	10-K	001-41797	10.31	02/27/2024	
10.32#	Transaction Agreement, dated October 23, 2024, by and among Endeavor Operating Company, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc., IMG Worldwide, LLC and Trans World International, LLC.	8-K	001-41797	10.1	10/24/2024	
10.33#	First Amendment to Transaction Agreement, dated February 27, 2025, by and among Endeavor Operating Company, LLC, TKO Operating Company, LLC, TKO	8-K	001-41797	10.2	02/28/2025	

	Group Holdings, Inc., IMG Worldwide, LLC, and Trans World International, LLC.					
16.1	Letter from Deloitte & Touche LLP, dated August 8, 2024.	8-K	001-41797	16.1	08/08/2024	
19.1	Insider Trading Compliance Policy	10-K	001-41797	19.1	02/26/2025	
21.1	Subsidiaries of TKO Group Holdings, Inc.					*
23.1	Consent of KPMG LLP, independent registered public accounting firm of TKO Group Holdings, Inc.					*
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of TKO Group Holdings, Inc.					*
23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm of The Olympus Business of Endeavor Group Holdings, Inc.					*
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
97.1	TKO Group Holdings, Inc. Policy for Recovery of Erroneously Awarded Compensation.	10-K	001-41797	97.1	02/27/2024	
99.1	Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, for the Olympus Business of Endeavor Group Holdings, Inc.					*
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.					*
104	Cover Page Interactive Data File – formatted as Inline XBRL and contained in Exhibit 101.					*

* Filed herewith.

** Furnished herewith.

\# Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish supplemental copies of any of the omitted schedules or similar attachments upon request by the SEC.

^ Certain portions of this exhibit (indicated by "[***]") have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Registrant undertakes to furnish unredacted versions of the exhibit upon request by the SEC.

+ Indicates a management contract or compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**TKO GROUP HOLDINGS, INC.**

Date: February 25, 2026

By: /s/ ARIEL EMANUEL
Ariel Emanuel
Executive Chair and Chief Executive Officer
(principal executive officer)

By: /s/ ANDREW SCHLEIMER
Andrew Schleimer
Chief Financial Officer
(principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title or Capacity	Date
/s/ ARIEL EMANUEL Ariel Emanuel	Executive Chair, Chief Executive Officer and Director (principal executive officer)	February 25, 2026
/s/ ANDREW SCHLEIMER Andrew Schleimer	Chief Financial Officer (principal financial officer)	February 25, 2026
/s/ SHANE KAPRAL Shane Kapral	Deputy Chief Financial Officer (principal accounting officer)	February 25, 2026
/s/ MARK SHAPIRO Mark Shapiro	President and Chief Operating Officer and Director	February 25, 2026
/s/ NICK KHAN Nick Khan	President of WWE and Director	February 25, 2026
/s/ PETER C.B. BYNOE Peter C.B. Bynoe	Director	February 25, 2026
/s/ EGON P. DURBAN Egon P. Durban	Director	February 25, 2026
/s/ DWAYNE JOHNSON Dwayne Johnson	Director	February 25, 2026
/s/ BRAD KEYWELL Brad Keywell	Director	February 25, 2026
/s/ STEVEN R. KOONIN Steven R. Koonin	Lead Independent Director	February 25, 2026
/s/ JONATHAN A. KRAFT Jonathan A. Kraft	Director	February 25, 2026
/s/ SONYA E. MEDINA Sonya E. Medina	Director	February 25, 2026
/s/ NANCY R. TELLEM Nancy R. Tellem	Director	February 25, 2026
/s/ CARRIE WHEELER Carrie Wheeler	Director	February 25, 2026

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
TKO Group Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TKO Group Holdings, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders'/members' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, based on our audits and the report of Deloitte & Touche LLP, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

We did not audit the combined financial statements of the Olympus Business of Endeavor Group Holdings, Inc., which statements reflect total assets constituting 16 percent as of December 31, 2024, and total revenues constituting 43 percent for the year then ended, of the related consolidated totals. Those statements were audited by Deloitte & Touche LLP, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Olympus Business of Endeavor Group Holdings, Inc., is based solely on the report of Deloitte & Touche LLP.

Endeavor Asset Acquisition

As discussed in Note 1 to the consolidated financial statements, the Company completed the acquisition of the Olympus Business of Endeavor Group Holdings, Inc., which comprise the IMG businesses, On Location and Professional Bull Riders (collectively, the Acquired Businesses) as of February 28, 2025. As a result of this common control transaction, the net assets of the Acquired Businesses were combined with those of the Company at their historical carrying amounts and the financial statements have been retrospectively recast on a combined basis for all historical periods prior to February 28, 2025, because they were under common control for the period presented.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits and the report of Deloitte & Touche LLP provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition - contracts with multiple performance obligations

As discussed in Notes 2 and 16 to the consolidated financial statements, the Company's revenue is recognized when control of the promised goods or services is transferred to its customers. For customer contracts with more than one distinct performance obligation, the total contract consideration is allocated based on management's estimate of each distinct performance obligation's relative stand-alone selling price ("SSP"). The Company's primary sources of revenue include media rights, production and content, live events and hospitality, partnerships and marketing, and consumer products licensing and other. For the year ended December 31, 2025, the Company recorded revenue of $4,735.2 million.

We identified the assessment of revenue recognition for certain contracts with multiple performance obligations as a critical audit matter. Specifically, for certain multi-year fixed fee contracts, complex auditor judgement was required in assessing the Company's identification of distinct performance obligations and evaluating the method and significant assumptions used to estimate the SSP for those identified distinct performance obligations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's revenue processes, including controls related to the identification of distinct performance obligations and the method and significant assumptions used to determine the estimated SSP for those identified distinct performance obligations. For a selection of new and amended multi-year fixed fee contracts, we obtained and evaluated the Company's revenue recognition accounting analysis by (1) inspecting the contracts to gain an understanding of contractual terms and conditions, evaluating the rights and obligations of the Company, and comparing them to other similar customer contracts to identify distinct performance obligation, (2) interviewing the Company's business development personnel to gain an understanding of the nature and estimated value of commitments made to customers, (3) evaluating the method and significant assumptions used to estimate SSP by comparing the SSP to current pricing patterns in similar customer contracts, and (4) testing that the estimated SSPs were accurately applied in allocating the transaction price to each distinct performance obligation.

/s/ KPMG LLP

We have served as the Company's auditor since 2024.

New York, New York
February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of TKO Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined statements of operations, comprehensive (loss) income, stockholders' equity/net parent investment, and cash flows, for the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements") of TKO Group Holdings, Inc. and subsidiaries (the "Company"). In our opinion, the financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Endeavor Asset Acquisition

As discussed in Note 1 to the financial statements, the Company acquired the Professional Bull Riders, On Location, certain contracts associated with Wimbledon, Soccer and Stadia, SailGP, and Royal & Ancient Golf Club of St. Andrews, Mailman, and various events businesses, including Golf Events, Formula Drift, and International Figure Skating (collectively, the "Businesses"), in a common control acquisition on February 28, 2025. As a result, the net assets of the Businesses were combined with those of the Company at their historical carrying amounts and the companies were presented on a combined basis for historical periods because they were under common control for all periods presented.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New York, New York

February 27, 2024 (February 26, 2025, as to Note 19) (March 19, 2025, as to the common control acquisition of the Businesses as described in Note 1)

We began serving as the Company's auditor in 2016. In 2024 we became the predecessor auditor.

TKO GROUP HOLDINGS, INC.
Consolidated Balance Sheets
(In thousands, except share and per share data)

	As of December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 831,100	$ 619,787
Restricted cash	354,859	58,296
Accounts receivable (net of allowance for doubtful accounts of $30,733 and $20,639, respectively)	558,277	423,013
Deferred costs	234,807	179,288
Other current assets	350,018	248,110
Total current assets	2,329,061	1,528,494
Property, buildings and equipment, net	639,930	629,904
Intangible assets, net	3,327,862	3,649,903
Finance lease right-of-use assets, net	231,839	248,549
Operating lease right-of-use assets, net	54,780	64,603
Goodwill	8,444,886	8,441,993
Investments	131,555	101,215
Other assets	335,908	447,121
Total assets	$ 15,495,821	$ 15,111,782
Liabilities, Non-controlling Interests and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 194,807	$ 246,350
Accrued liabilities	526,303	670,232
Current portion of long-term debt	38,061	26,977
Current portion of finance lease liabilities	22,741	15,582
Current portion of operating lease liabilities	17,648	17,028
Deferred revenue	663,015	416,695
Other current liabilities	384,588	20,929
Total current liabilities	1,847,163	1,413,793
Long-term debt	3,724,063	2,735,305
Long-term finance lease liabilities	219,459	235,959
Long-term operating lease liabilities	41,063	52,466
Deferred tax liabilities	301,747	360,546
Other long-term liabilities	112,247	170,849
Total liabilities	6,245,742	4,968,918
Commitments and contingencies (Note 21)		
Redeemable non-controlling interests	34,412	21,864
Stockholders' equity:		
Class A common stock: ($0.00001 par value; 5,000,000,000 shares authorized; 77,767,155 and 81,203,161 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	1	1
Class B common stock: ($0.00001 par value; 5,000,000,000 shares authorized; 116,158,615 and 89,616,891 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	1	1
Additional paid-in capital	4,552,151	4,385,297
Accumulated other comprehensive loss	(17,458)	(2,548)
Accumulated deficit	(797,314)	(291,728)
Total TKO Group Holdings, Inc. stockholders' equity	3,737,381	4,091,023
Nonredeemable non-controlling interests	5,478,286	6,029,977
Total stockholders' equity	9,215,667	10,121,000
Total liabilities, redeemable non-controlling interests and stockholders' equity	$ 15,495,821	$ 15,111,782

See accompanying notes to consolidated financial statements

TKO GROUP HOLDINGS, INC.
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Year Ended December 31,		
	2025	2024	2023
Revenue	$ 4,735,151	$ 4,884,241	$ 3,224,796
Operating expenses:			
Direct operating costs	1,903,153	2,623,857	1,576,759
Selling, general and administrative expenses	1,511,993	1,771,513	1,026,677
Depreciation and amortization	484,990	457,925	224,051
Goodwill and intangible impairment charges	—	—	21,529
Total operating expenses	3,900,136	4,853,295	2,849,016
Operating income	835,015	30,946	375,780
Other income (expenses):			
Interest expense, net	(202,724)	(235,792)	(229,605)
Other (expense) income, net	(25,667)	(5,359)	20,808
Income (loss) before income taxes and equity losses of affiliates	606,624	(210,205)	166,983
Provision for income taxes	73,771	37,255	33,196
Income (loss) before equity income of affiliates	532,853	(247,460)	133,787
Equity income of affiliates, net of tax	(13,437)	(1,783)	(9,212)
Net income (loss)	546,290	(245,677)	142,999
Less: Net income (loss) attributable to non-controlling interests	350,887	(255,085)	(80,477)
Less: Net income attributable to TKO Operating Company, LLC and the Acquired Businesses prior to the TKO Transactions	—	—	258,703
Net income (loss) attributable to TKO Group Holdings, Inc.	$ 195,403	$ 9,408	$ (35,227)
Basic net earnings (loss) per share of Class A common stock (1)	$ 2.42	$ 0.12	$ (0.43)
Diluted net earnings (loss) per share of Class A common stock (1)	$ 2.26	$ 0.02	$ (0.43)
Weighted average number of common shares used in computing basic earnings (loss) per share	80,818,190	81,340,472	82,808,019
Weighted average number of common shares used in computing diluted net earnings (loss) per share	194,011,072	171,874,540	82,808,019

(1)   Basic and diluted net earnings (loss) per share of Class A common stock is applicable only for the period from September 12, 2023 through December 31, 2025, which is the period following the TKO Transactions (as defined in Note 1 to the audited consolidated financial statements). See Note 12 for the calculation of the number of shares used in computation of net earnings (loss) per share of Class A common stock and the basis for computation of net earnings (loss) per share.

See accompanying notes to consolidated financial statements

TKO GROUP HOLDINGS, INC.

Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

		Year Ended December 31,				
		2025		2024		2023
Net income (loss)	$	546,290	$	(245,677)	$	142,999
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments		31,469		(10,692)		9,654
Cash flow hedges:						
Change in net unrealized gains (losses)		(715)		382		(279)
Amortization of cash flow hedge fair value to net (loss) income		(305)		(304)		(304)
Total comprehensive income (loss), net of tax		576,739		(256,291)		152,070
Less: Comprehensive income (loss) attributable to non-controlling interests		367,933		(261,046)		(72,945)
Less: Comprehensive income attributable to TKO Operating Company, LLC and the Acquired Businesses prior to the TKO Transactions		—		—		260,337
Comprehensive income (loss) attributable to TKO Group Holdings, Inc.	$	208,806	$	4,755	$	(35,322)

See accompanying notes to consolidated financial statements

TKO GROUP HOLDINGS, INC.

Consolidated Statements of Stockholders'/Members' Equity
(In thousands)

| | Net Parent Investment | Common Stock | | | | Additional Paid-in Capital | Accumulated Other Comprehensive (Loss) Income | Accumulated Deficit | Total TKO Group Holdings, Inc. Stockholders' Equity/ | Nonredeemable Non-Controlling Interests | Total Stockholders' / Net Parent Investment |
| | | Class A | | Class B | | | | | | | |
		Shares	Amount	Shares	Amount						
Balance, December 31, 2022	$ 2,025,794	—	$ 0	—	$ 0	$ —	$ (69,889)	$ —	$ 1,955,905	$ (5,886)	$ 1,950,019
Comprehensive income (loss) prior to reorganization and acquisition	258,703	—	—	—	—	—	1,634	—	260,337	1,294	261,631
Distributions to investors prior to reorganization and acquisition	—	—	—	—	—	—	—	—	—	(631)	(631)
Net transfers to parent prior to reorganization and acquisition	(165,536)	—	—	—	—	—	—	—	(165,536)	—	(165,536)
Effects of reorganization and acquisition	(2,118,961)	83,161	1	89,617	1	4,166,883	68,018	—	2,115,942	6,299,882	8,415,824
Comprehensive (loss) income subsequent to reorganization and acquisition	—	—	—	—	—	—	(95)	(35,227)	(35,322)	(75,925)	(111,247)
Distributions to investors subsequent to reorganization and acquisition	—	—	—	—	—	—	—	—	—	(36,897)	(36,897)
Net transfers from parent subsequent to reorganization and acquisition	—	—	—	—	—	—	—	—	—	166,968	166,968
Equity impacts of deferred taxes arising from changes in ownership	—	—	—	—	—	2,038	—	—	2,038	—	2,038
Stock issuances and other, net	—	265	—	—	—	16	—	—	16	—	16
Repurchase of Class A common stock	—	(1,309)	—	—	—	—	—	(100,000)	(100,000)	—	(100,000)
Conversions of convertible debt	—	176	—	—	—	4,226	—	—	4,226	—	4,226
Equity-based compensation	—	—	—	—	—	38,471	—	—	38,471	—	38,471
Principal stockholder contributions	—	—	—	—	—	14,807	—	—	14,807	—	14,807
Equity reallocation between controlling and non-controlling interests	—	—	—	—	—	18,096	—	—	18,096	(18,096)	—
Balance, December 31, 2023	$ —	82,293	$ 1	89,617	$ 1	$ 4,244,537	$ (332)	$ (135,227)	$ 4,108,980	$ 6,330,709	$ 10,439,689
Comprehensive (loss) income	—	—	—	—	—	—	(4,653)	9,408	4,755	(263,280)	(258,525)
Distributions to members	—	—	—	—	—	—	—	—	—	(68,493)	(68,493)
Net transfers from parent	—	—	—	—	—	—	—	—	—	89,774	89,774
Equity impacts of deferred taxes arising from changes in ownership	—	—	—	—	—	2,568	—	—	2,568	—	2,568
Stock issuances and other, net	—	764	—	—	—	—	—	—	—	—	—
Repurchases and retirements of common stock	—	(1,854)	—	—	—	—	—	(165,000)	(165,000)	—	(165,000)
Excise taxes on repurchase of common stock	—	—	—	—	—	—	—	(909)	(909)	—	(909)
Taxes paid related to net settlement upon vesting of equity awards	—	—	—	—	—	(5,657)	—	—	(5,657)	—	(5,657)
Equity-based compensation	—	—	—	—	—	87,710	—	—	87,710	—	87,710
Adjustment of redeemable non-controlling interests to redemption value	—	—	—	—	—	(8,036)	—	—	(8,036)	—	(8,036)
Principal stockholder contributions	—	—	—	—	—	7,879	—	—	7,879	—	7,879
Equity reallocation between controlling and non-controlling interests	—	—	—	—	—	56,296	2,437	—	58,733	(58,733)	—
Balance, December 31, 2024	$ —	81,203	$ 1	89,617	$ 1	$ 4,385,297	$ (2,548)	$ (291,728)	$ 4,091,023	$ 6,029,977	$ 10,121,000
Comprehensive (loss) income	—	—	—	—	—	—	13,369	201,620	214,989	361,750	576,739
Distributions to members	—	—	—	—	—	—	—	—	—	(455,580)	(455,580)
Distributions to investors	—	—	—	—	—	—	—	—	—	(60)	(60)
Net transfers to parent	—	—	—	—	—	—	—	—	—	(221,010)	(221,010)
Contributions from parent	—	—	—	—	—	—	—	—	—	77,362	77,362
Effects of acquisition	—	—	—	—	—	5,701	—	—	5,701	13,264	18,965
Stock issuances and other, net	—	1,132	—	26,542	—	23,539	—	—	23,539	—	23,539
Repurchases and retirements of common stock	—	(4,568)	—	—	—	(166,797)	—	(700,049)	(866,846)	—	(866,846)
Excise taxes on repurchase of common stock	—	—	—	—	—	—	—	(7,157)	(7,157)	—	(7,157)
Equity-based compensation	—	—	—	—	—	109,403	—	—	109,403	—	109,403
Adjustment of redeemable non-controlling interests to redemption value	—	—	—	—	—	(12,548)	—	—	(12,548)	—	(12,548)
Taxes paid related to net settlement upon vesting of equity awards	—	—	—	—	—	(10,785)	—	—	(10,785)	—	(10,785)
Cash dividends declared ($2.30 per share for Class A shareholders)	—	—	—	—	—	(185,155)	—	—	(185,155)	—	(185,155)
Equity impacts arising from changes in ownership	—	—	—	—	—	47,800	—	—	47,800	—	47,800
Equity reallocation between controlling and non-controlling interests	—	—	—	—	—	355,696	(28,279)	—	327,417	(327,417)	—
Balance, December 31, 2025	$ —	77,767	$ 1	116,159	$ 1	$ 4,552,151	$ (17,458)	$ (797,314)	$ 3,737,381	$ 5,478,286	$ 9,215,667

See accompanying notes to consolidated financial statements

TKO GROUP HOLDINGS, INC.

Consolidated Statements of Cash Flows
(In thousands)

		Year Ended December 31,				
		2025		**2024**		**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income (loss)	$	546,290	$	(245,677)	$	142,999
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation and amortization		484,990		457,925		224,051
Amortization and impairments of content costs		26,257		27,522		24,972
Impairment charges		3,587		27,933		21,529
Amortization and write-off of original issue discount and deferred financing costs		2,753		10,446		10,589
Loss on sale of assets		10,520		—		—
Equity-based compensation		117,588		103,466		64,512
Income taxes		20,750		(70,525)		(10,122)
Equity earnings of affiliates		(13,437)		(1,783)		(9,212)
Distributions from affiliates		11,138		8,225		6,499
Change in fair value of financial instruments		(5,335)		(3,830)		(5,722)
Change in fair value of contingent liabilities		—		(130)		2,012
Net loss (gain) on foreign currency transactions		15,554		6,068		(12,731)
Loss on disposal of assets		—		84,108		—
Net provision (benefit) for allowance for doubtful accounts		12,838		(1,412)		5,879
Other, net		56		573		1,377
Changes in operating assets and liabilities, net of acquisition:						
Accounts receivable		(140,211)		(66,649)		30,446
Other current assets		(29,976)		17,415		(61,408)
Other noncurrent assets		(74,930)		(255,519)		(112,300)
Deferred costs		(52,696)		366,996		(269,503)
Accounts payable and accrued liabilities		97,658		308,355		24,859
Deferred revenue		241,597		(258,128)		142,464
Other liabilities		10,734		70,705		44,969
Net cash provided by operating activities		1,285,725		586,084		266,159
CASH FLOWS FROM INVESTING ACTIVITIES:						
Purchases of property, buildings and equipment and other assets		(126,953)		(118,818)		(93,753)
Investments in affiliates, net		(30,651)		(35,134)		(735)
Acquisitions, net of cash acquired		(8,675)		—		—
Due to parent		—		(2,674)		—
Proceeds from the sale of property and equipment		5,797		28,365		—
Proceeds from infrastructure improvement incentives		11,682		11,000		—
Proceeds from sales of investments and other		1,912		—		—
Cash acquired from WWE		—		—		381,153
Payment of deferred consideration in the form of a dividend to former WWE shareholders		—		—		(321,006)
Distributions from affiliates		—		17		485
Related party loan receivable		—		—		(2,122)
Net cash used in investing activities		(146,888)		(117,244)		(35,978)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Repayment of long-term debt		(70,408)		(2,942,944)		(176,963)
Proceeds from borrowings		1,052,448		2,950,000		142,913
Related party loan payable		—		—		311
Repurchase of Class A common stock		(866,846)		(165,000)		(100,000)
Payments of contingent consideration related to acquisitions		—		(567)		(1,747)
Net transfers (to) from parent		(122,525)		12,320		(43,294)
Contributions from parent		26,505		6,387		5,807
Distributions to members		(455,580)		—		—
Dividends paid		(185,155)		—		—
Payments for financing costs		(3,319)		(8,260)		(286)
Taxes paid related to net settlement upon vesting of equity awards		(10,785)		(5,657)		—
Distributions of non-controlling interests		(60)		(1,237)		(839)
Net cash used in financing activities		(635,725)		(154,958)		(174,098)
Effects of exchange rate movements on cash		4,764		(7,645)		(235)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH		507,876		306,237		55,848
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD		678,083		371,846		315,998
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$	1,185,959	$	678,083	$	371,846
SUPPLEMENTAL CASH FLOW INFORMATION:						
Cash paid for interest	$	215,039	$	267,508	$	227,137
Cash payments for income taxes	$	57,324	$	98,631	$	25,638
NON-CASH INVESTING AND FINANCING TRANSACTIONS:						
Capital expenditures included in current liabilities	$	14,684	$	14,090	$	25,376
Capital contributions from parent	$	50,859	$	6,926	$	18,638
Acquisition of WWE, net of deferred consideration	$	—	$	—	$	8,111,055
Accretion of redeemable non-controlling interests	$	6,365	$	8,036	$	—
Principal stockholder contributions	$	—	$	1,492	$	9,000
Excise taxes on repurchases of common stock	$	7,157	$	909	$	—
Convertible notes exchanged for common stock	$	—	$	—	$	4,226

See accompanying notes to consolidated financial statements

TKO GROUP HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

TKO Group Holdings, Inc. (the "Company" or "TKO") is a premium sports and entertainment company that operates leading combat sports and sports entertainment brands. The Company monetizes its media and content properties through four principal activities: (i) Media rights, production and content, (ii) Live events and hospitality, (iii) Partnerships and marketing and (iv) Consumer products licensing.

TKO Formation

TKO was incorporated as a Delaware corporation in March 2023, under the name New Whale Inc., and was formed for the purpose of facilitating the business combination of the Ultimate Fighting Championship ("UFC") and World Wrestling Entertainment, LLC (f/k/a World Wrestling Entertainment, Inc.) ("WWE") businesses under TKO Operating Company, LLC (f/k/a Zuffa Parent, LLC) ("Zuffa" or "TKO OpCo"), which owns and operates the UFC and WWE businesses (the "TKO Transactions"), as contemplated within the Transaction Agreement, dated as of April 2, 2023, by and among Endeavor Group Holdings, Inc. ("Endeavor" or "EGH"), Endeavor Operating Company, LLC ("Endeavor OpCo"), TKO OpCo, WWE, TKO, and Whale Merger Sub Inc. (the "Transaction Agreement"). On September 12, 2023, the TKO Transactions were completed with the newly-formed TKO combining the UFC and WWE businesses. TKO OpCo is the accounting acquirer and predecessor to TKO. Under the terms of the Transaction Agreement, at the time of the transaction, (A) EGH and/or its subsidiaries received (1) a 51.0% controlling non-economic voting interest in TKO on a fully-diluted basis and (2) a 51.0% economic interest in the operating subsidiary on a fully diluted basis, TKO OpCo, which owns all of the assets of the UFC and WWE businesses, and (B) the stockholders of WWE received (1) a 49.0% voting interest in TKO on a fully diluted basis and (2) a 100% economic interest in TKO, which in turn held a 49.0% economic interest in TKO OpCo on a fully-diluted basis. Refer to Note 4, *Acquisition of WWE* for further details on the TKO Transactions.

Endeavor Asset Acquisition

On February 28, 2025, TKO OpCo and TKO (together with TKO OpCo, the "TKO Parties") completed the Endeavor Asset Acquisition, acquiring the IMG business, including certain businesses operating under the IMG brand, On Location, and Professional Bull Riders ("PBR," and collectively, the "Acquired Businesses"), pursuant to a transaction agreement, dated as of October 23, 2024 (as amended, the "Endeavor Asset Acquisition Agreement"), by and among the TKO Parties, Endeavor OpCo, IMG Worldwide, LLC, a Delaware limited liability company ("IMG Worldwide" and, together with Endeavor OpCo, the "EGH Parties"), and Trans World International, LLC, a Delaware limited liability company and subsidiary of EGH ("TWI"). In connection with the Endeavor Asset Acquisition Agreement, the TKO Parties acquired the Acquired Businesses for total consideration of approximately $3.25 billion plus a $50 million purchase price adjustment (based on the volume-weighted average sales price of TKO's Class A common stock, par value $0.00001 per share (the "TKO Class A common stock"), for the twenty-five trading days ending on October 23, 2024). The EGH Parties received approximately 26.54 million common units of TKO OpCo and subscribed for an equivalent number of corresponding shares of TKO Class B common stock, par value $0.00001 per share (the "TKO Class B common stock").

On February 28, 2025, prior to the close of the Endeavor Asset Acquisition, EGH, through its subsidiaries, had controlled approximately 54% of the voting interests in TKO through its ownership of both TKO Class A common stock and TKO Class B common stock. Upon consummation of the Endeavor Asset Acquisition, EGH through its subsidiaries, controlled approximately 61% of the voting interest in TKO. The Endeavor Asset Acquisition was treated as a merger between entities under common control, due to EGH's control of both TKO and the Acquired Businesses. As a result of the common control acquisition, the net assets of the Acquired Businesses were combined with those of TKO at their historical carrying amounts, and the financial statements have been retrospectively recast on a combined basis for all historical periods prior to February 28, 2025, because they were under common control for all periods presented.

In connection with the Endeavor Asset Acquisition, the Company incurred transaction costs of $41.3 million and $19.3 million for the years ended December 31, 2025 and 2024, respectively, which were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of operations.

Endeavor Take-Private Transaction

On March 24, 2025, Silver Lake Group, LLC. and its affiliates ("collectively, "Silver Lake") completed the previously announced acquisition (the "Endeavor Acquisition" or "Endeavor Take-Private Transaction") of EGH, as described in a Current Report on Form 8-K filed by EGH on March 24, 2025. Upon the consummation of the Endeavor Take-Private Transaction, Silver Lake, through its ownership and control of EGH and its subsidiaries, controls TKO. While Silver Lake's control was established in 2025 through the Endeavor Take-Private Transaction, EGH has maintained control over TKO since TKO's original formation. As of the effective time of the Endeavor Take-Private Transactions, Silver Lake and its affiliates beneficially owned approximately 61% of the total voting securities of the Company.

Financial results and information included in the accompanying consolidated financial statements include the financial results and information of TKO and its consolidated subsidiaries. See Note 2, *Summary of Significant Accounting Policies - Basis of Presentation*, for further details on the presentation of the accompanying financial statements as a result of the Endeavor Asset Acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") for reporting financial information.

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Combined Financial Statements for Historical Recast Periods

The historical periods included in the accompanying consolidated financial statements have been retrospectively recast to reflect the Company's February 28, 2025 common control acquisition of the Acquired Businesses from Endeavor Group Holdings, Inc. and its subsidiaries. As such, the financial statements for periods prior to the acquisition reflect the combined results of the Company and the Acquired Businesses as if they had been part of the Company during the historical periods under common control.

The historical financial data of the Acquired Businesses included in the historical recast periods has been derived from the historical combined financial statements and accounting records of Endeavor Group Holdings, Inc. and were prepared on a standalone basis in accordance with GAAP and may not be indicative of what they would have been had the Acquired Businesses been independent standalone companies, nor are they necessarily indicative of the Acquired Businesses' future financial data.

The Acquired Businesses include Endeavor Group Holdings, Inc.'s consolidated assets and liabilities that are specifically identifiable or otherwise attributable to the Acquired Businesses, including subsidiaries and/or joint ventures relating to the Acquired Businesses in which Endeavor Group Holdings, Inc. had a controlling financial interest. The assets, liabilities, revenue and expenses of the Acquired Businesses have been reflected in the historical recast periods' combined financial statements on a historical cost basis, as included in the combined financial statements of Endeavor Group Holdings, Inc., using the historical accounting policies applied by Endeavor Group Holdings, Inc. Cash and cash equivalents held by Endeavor Group Holdings, Inc. at the corporate level were not attributable to the Acquired Businesses for any of the historical recast periods presented due to Endeavor Group Holdings, Inc.'s centralized approach to cash management and the financing of its operations. Only cash amounts held by entities for which the Acquired Businesses have legal title are reflected in the historical periods' combined balance sheets. Transfers of cash, both to and from Endeavor Group Holdings, Inc.'s centralized cash management system, are reflected as a component of net parent investment in the combined balance sheets and as financing activities in the combined statements of cash flows for recast periods prior to the TKO formation on September 12, 2023. Endeavor Group Holdings, Inc.'s debt on a consolidated basis was not attributed to the Acquired Businesses for any of the periods presented because Endeavor Group Holdings, Inc.'s borrowings are not the legal obligation of the Acquired Businesses.

The combined financial statements of the Acquired Businesses include all revenues and costs directly attributable to the Acquired Businesses and reflect allocations of certain of Endeavor Group Holdings Inc.'s corporate, infrastructure and shared services expenses, including centralized research, legal, human resources, payroll, finance and accounting, employee benefits, real estate, insurance, information technology, telecommunications, treasury, events and other expenses. Where possible, these charges were allocated based on direct usage, with the remainder allocated on a pro rata basis of headcount and gross profit, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Acquired Businesses during the periods presented. The allocations may not, however, reflect the expense the Acquired Businesses would have incurred as standalone companies for the periods presented. These costs also may not be indicative of the expenses that the Acquired Businesses will incur in the future or would have incurred if the Acquired Businesses had obtained these services from a third party.

Principles of Consolidation

The consolidated financial statements include the accounts of TKO and the Acquired Businesses and their wholly-owned subsidiaries and other subsidiaries in which a controlling voting interest is maintained, which is typically present when the Company owns a majority of the voting interest in an entity and the non-controlling interests do not hold any substantive participating rights. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, *Consolidation*, and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. All intercompany transactions and balances have been eliminated. Non-controlling interest in subsidiaries are reported as a component of equity or temporary equity in the consolidated balance sheets with disclosure of the net income (loss) and comprehensive income (loss) attributable to the Company and the non-controlling interests on the consolidated statements of operations and the consolidated statements of comprehensive income (loss). The equity method of accounting is used for investments in affiliates and joint ventures where the Company has significant influence over operating and financial policies but not control. Investments in which the Company does not have significant influence over operating and financial policies are accounted for either at fair value if the fair value is readily determinable or at cost, less impairment, adjusted for subsequent observable price changes if the fair value is not readily determinable.

TKO is the sole managing member of TKO OpCo and maintains a controlling financial interest in TKO OpCo. As sole managing member, the Company ultimately controls the business affairs of TKO OpCo. As a result, the Company is the primary beneficiary and thus consolidates the financial results of TKO OpCo and reports a non-controlling interest representing the economic interest in TKO OpCo held by the other members of TKO OpCo. As of December 31, 2025, the Company owned 40.1% of TKO OpCo.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures.

Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, the allowance for doubtful accounts, recoverability of deferred costs, content cost amortization and impairment, the fair value of acquired assets and liabilities associated with acquisitions, the fair value of the Company's reporting units and the assessment of goodwill, other intangible assets and long-lived assets for impairment, determination of useful lives of intangible assets and long-lived assets acquired, the fair value of equity-based compensation, leases, income taxes and contingencies.

Management evaluates these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management's best judgment at a point in time and as such, these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company's control could be material and would be reflected in the Company's consolidated financial statements in future periods.

Revenue Recognition

Under ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), our sales revenue is recognized when products are delivered or as services are performed. Revenue is recognized when control of the promised goods or services is transferred to our customers either at a point in time or over time, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. For contracts which have more than one performance obligation, the total contract consideration is allocated based on management's estimate of each performance obligation's relative stand-alone selling price. The variable consideration in the Company's contracts earned from licensing intellectual property, as well as pay-per-view programming revenue, and consumer products licensing revenue is recognized in accordance with the sales or usage-based royalties exception under ASC 606. The variability of sales or usage-based royalties will be resolved in the periods when the licensee generates sales related to the intellectual property license.

We have various types of contracts with multiple performance obligations, including multi-year media rights, site fees, consumer products licensing and partnerships and marketing agreements. The transaction price in these types of contracts is allocated on a relative stand-alone selling price basis. We typically determine the stand-alone selling price of individual performance obligations based on management estimates, unless stand-alone selling prices are observable through past transactions. Estimates used to determine a performance obligation's stand-alone selling price impact the amount and timing of revenue recognized, but not the total amount of revenue to be recognized under the arrangement.

The Company enters into many arrangements that require the Company to determine whether it is acting as a principal or an agent. This determination involves judgment and requires evaluation as to whether the Company controls the goods or services before they are transferred to the customer. As part of this analysis, the Company considers if it is primarily responsible for fulfillment and acceptability of the goods or services, if it has the inventory risk, and if the Company has discretion in establishing prices.

Our payment terms vary by the type of products or services offered, and are generally subject to contractual payment terms, which may include advance payment requirements. The time between invoicing and when payment is due is not significant. Our contracts with customers do not result in significant obligations associated with returns, refunds or warranties. Our revenues do not include material amounts of variable consideration other than the sales or usage-based royalties earned related to our consumer products licensing and certain media rights and content contracts which are subject to contractual payment terms.

The following are the primary sources of revenue earned by the Company:

Media Rights, Production and Content

Broadcast rights fees received from distributors of the Company's live event and television programming, both domestically and internationally, are recorded when the live event or program has been delivered and is available for distribution. Certain of the Company's media rights are typically sold in multi-year arrangements and are generally comprised of multiple performance obligations that involve the allocation of transaction price based on the relative stand-alone selling price of each performance obligation.

With respect to the IMG business, the Company uses both the full rights buy-out model and commission model for sales of media and broadcast rights for live entertainment and sporting event programming on behalf of other media rights owners. Under the full rights buy-out model related to media sales, the Company is acting as a principal, the Company generally will enter into an agreement with the underlying media rights owner to license the media rights prior to negotiating license arrangements with customers, primarily broadcasters and other media distributors. Upon licensing the media rights from the rights owner, the Company obtains control of the rights and has the ability to obtain substantially all the remaining economic benefits of the rights. The Company is also obligated to pay the media rights owner the license fee regardless of the Company's ability to monetize the rights. The Company has discretion in negotiating licensee fees with customers and it retains customer credit risk. The Company recognizes the customer license fees as revenue and the consideration paid to the rights holders for the acquisition of the rights as a direct operating cost. The satisfaction of the performance obligation depends on the number and timing of events delivered and is satisfied when the events take place. In the commission model related to media rights sales, the Company does not obtain control of the underlying rights, the Company earns a commission equal to a stated percentage of the license fees for the rights distributed. As the Company does not obtain control of the underlying media rights, the Company recognizes the sales commission as revenue. Commission revenue related to media rights sales is recognized when the underlying content becomes available for view or telecast and has been accepted by the customer. The Company's performance obligation generally includes distributing the live video feed and revenue is typically recognized on an event basis. The Company uses its estimate of stand-alone selling price to allocate transaction price. Any advance payments received from customers are deferred upon collection and recognized into revenue as content is delivered.

Revenue from the Company's pay-per-view programming is recognized when the event is aired and, for those contracts with variable fees, is based upon its initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from certain pay-per-view distributors and any adjustments to the estimated amounts are recorded when final information is received. Pay-per-view programming is distributed through cable, satellite, and digital providers to residential and commercial establishments. The Company's customer is the cable, satellite, and certain digital providers on residential buys and the Company records its royalties earned on the sales of pay-per-view programming. For other residential buys through UFC-branded digital platforms, the Company's customer is the end user, and the Company records the amount paid by the end customer. On commercial buys, the Company recognizes the amount paid by the establishment. The Company owns and operates its own over-the-top ("OTT") platforms, UFC FIGHT PASS, WWE Network and PBR Ride Pass that engage customers through a monthly subscription-based model. Access to UFC FIGHT PASS, WWE Network, PBR Ride Pass is provided to subscribers and revenue is recognized ratably over each paid monthly membership period. Revenue for UFC FIGHT PASS, WWE Network, PBR Ride Pass is deferred for subscriptions paid in advance until earned. The Company recognizes revenue for UFC FIGHT PASS, WWE Network, and PBR Ride Pass gross of third-party distributor fees as the Company is the principal in the arrangement.

Revenue from the IMG business' production services of live entertainment and sporting events is recognized at the time of the event on a per event basis. Revenue from production of editorial video content is recognized when the content is delivered to and accepted by the customer and the license period begins. Customers for the Company's production services include broadcast networks, sports federations and independent content producers.

Live Events and Hospitality

The Company generates revenue through ticket sales and participation entry fees, site fees, hospitality sales, and management fees each of which may represent a distinct performance obligation or may be bundled into an experience package.

Live event revenue consists of ticket and VIP package sales for events at third-party venues, each of which generally represents distinct performance obligations. The Company allocates the transaction price to all performance obligations contained within an event based on their relative stand-alone selling price. Controlled event revenue (owned or licensed) is generally recognized for each performance obligation over the course of the event, multiple events, or contract term in accordance with its respective revenue stream.

For services related to events in the On Location business, the Company typically controls the right to package and sell access to such events directly to consumers. In these arrangements, the Company's customer is the consumer, and fees paid by the consumer are recognized on a gross basis, as the Company acts as the principal in the arrangement. In other arrangements, the Company does not control the right to package and sell access to such events. In these arrangements, the Company's customer is the third-party event owner, and the Company earns fixed and/or variable commission revenue for ticket sales, collection of participation entry fees, hospitality sales, or partnerships sales on behalf of the event owner. For these arrangements, the Company recognizes as revenue the stated percentage of commissions due from the event owner (i.e. not the gross ticket sales/earnings from the event itself), as the Company is acting as an agent. Revenue for ticket sales, participation entry fees, site fees, and hospitality sales collected in advance of the event is recorded as deferred revenue until the event occurs.

The Company's bundled experience packages may include individual tickets, experiential hospitality, hotel accommodation and transportation. For these experience packages, the Company defers the revenue and cost of revenue until the date of the event which is typically when all of the package components are delivered to the customer. The Company also offers event management services, assisting third-party event owners with live event production and hospitality, and earns fixed fees or variable profit participation commissions, recognizing revenue over the event, multiple events, or contract term.

Partnerships and Marketing

Through our partnerships and marketing packages, the Company offers our customers a full range of promotional vehicles, including arena, ring and octagon signage, digital and broadcast content, on-air announcements, special appearances by fighters and talent as well as other forms of advertisement. The Company allocates the transaction price to all performance obligations contained within a partnerships arrangement based upon their relative standalone selling price. Standalone selling prices are determined generally based on a rate card used to determine pricing for individual components. After allocating revenue to each performance obligation, the Company recognizes partnerships revenue when the promotional services are delivered. Revenue is primarily recognized gross of third-party commissions and fees as the Company is the principal in the arrangement. Our control is evidenced by our sole ability to monetize the partnerships and marketing inventory and being primarily responsible to our customers.

Consumer Products Licensing and Other

Revenue is derived from licensing the Company's logos, trade names, trademarks and related symbolic intellectual property to third party manufacturers and distributors of branded merchandise. Revenue is recognized based on the Company's estimates of sales that occurred with subsequent adjustments recognized upon receipt of a statement or other information from the customer. Many licensing agreements include minimum guarantees, which set forth the minimum royalty to be paid to the Company during a given contract year. The Company will recognize the minimum guarantee revenue ratably over its related royalty period until such point that it is more likely than not that the total revenue during the royalty period will exceed the minimum royalty. If during the royalty period, management determines that total revenue will exceed the minimum royalty, the revenue recognized during each reporting period will reflect royalties earned on the underlying product sales.

Direct Operating Costs

Direct operating costs primarily include costs associated with our athletes and talent, marketing, venue costs related to live events, expenses associated with the production of events and experiences, event ticket sales and fees for media rights. These costs include required payments related to media sales agency contracts when minimum sales guarantees are not met, materials and related costs associated with consumer product merchandise sales, commissions and direct costs with distributors, as well as certain service fees paid to Endeavor Group Holdings, Inc. under the Services Agreement and Transition Services Agreement.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily include personnel costs as well as rent, travel, professional service costs, overhead required to support operations, and certain service fees paid to Endeavor Group Holdings, Inc. under the Services Agreement and Transition Services Agreement.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposit accounts and highly liquid money market accounts with original maturities of three months or less at the time of purchase.|

Restricted Cash

Restricted cash primarily includes cash restricted as to withdrawal or usage under the terms of a contractual agreement.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with various major banks and other high-quality financial institutions. The Company periodically evaluates the relative credit standings of these banks and financial institutions. The Company's accounts receivable are typically unsecured and a significant portion relates to trade receivables for events from various distributors, who collect and remit payments to the Company from individual operators as well as large broadcast and cable television and streaming networks with whom the Company licenses content. Significant portions of trade receivables also relate to third party venues.

As of December 31, 2025 and 2024 there were no customers that accounted for 10% or more of the Company's accounts receivable. For the year ended December 31, 2025, there was one customer included within the UFC and WWE segments who accounted for more than 10% of the Company's revenue. For the year ended December 31, 2024, there were two customers, one included within the UFC segment and one included within the WWE segment, who accounted for more than 10% of the Company's revenue. For the year ended December 31, 2023, there was one customer included within the UFC segment who accounted for more than 10% of the Company's revenue.

Derivative Instruments and Hedging Activities

The Company uses interest rate swaps and cash flow hedges to manage exposure to the risk associated with interest rates on variable rate borrowings and foreign currency risks, respectively. The Company does not use derivatives for trading or speculative purposes. The Company recognizes derivative financial instruments at fair value as either assets or liabilities in the consolidated balance sheets.

The accounting for changes in fair value (i.e., gains or losses) of the interest rate swap and foreign currency agreements depends on whether they have been designated and qualify as part of a hedging relationship and the type of hedging relationship. Changes in the fair value of derivative instruments accounted for as cash flow hedges are recorded as a component of accumulated other comprehensive income (loss) until the hedged item affects earnings. For derivatives not designated as cash flow hedges, changes in fair value are recognized in earnings.

The Company evaluates whether its derivative financial instruments qualify for hedge accounting at the inception of the contract and has determined the financial instruments are not designated for hedge accounting. The fair value of the derivative financial instrument is recorded in the consolidated balance sheets. Changes in the fair value of the derivative financial instruments that are not designated for hedge accounting are reflected in the consolidated statements of operations.

In certain circumstances, the Company enters into contracts that are settled in currencies other than the functional or local currencies of the contracting parties. Accordingly, these contracts consist of the underlying operational contract and an embedded foreign currency derivative element. Hedge accounting is not applied to the embedded foreign currency derivative element. See Note 9, *Financial Instruments*, for further discussion of the Company's financial instruments.

Foreign Currency

The Company has operations outside of the United States. Therefore, changes in the value of foreign currencies affect the consolidated financial statements when translated into U.S. Dollars. The functional currency for substantially all subsidiaries outside the U.S. is the local currency. Financial statements for these subsidiaries are translated into U.S. Dollars at period end exchange rates as to the assets and liabilities and monthly average exchange rates as to revenue, expenses and cash flows. For these countries, currency translation adjustments are recognized in shareholders' equity as a component of accumulated other comprehensive income (loss), whereas transaction gains and losses are recognized in other (expense) income, net in the consolidated statements of operations. The Company recognized $13.7 million, $9.9 million and $(14.8) million of realized and unrealized foreign currency transaction losses (gains) for the years ended December 31, 2025, 2024 and 2023, respectively.

Accounts Receivable

Accounts receivable are recorded at net realizable value. Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of expected losses. In determining the amount of the reserve, the Company makes judgments about the creditworthiness of significant customers based on known delinquent activity or disputes and ongoing credit evaluations in addition to evaluating the historical loss rate on the pool of receivables. Accounts receivable includes contract assets (i.e., unbilled receivables), which are established when revenue is recognized, but due to contractual terms over the timing of invoicing, the Company does not have the right to invoice the customer or the right to payment of consideration for goods and services provided from the customer by the balance sheet date.

Deferred Costs

Deferred costs principally relate to payments made to third-party vendors in advance of events taking place, hospitality prepayments, upfront contractual payments and prepayments on media and licensing rights fees and advances for content production or overhead costs. These costs are recognized when the event takes place or over the respective period of the media and licensing rights.

Property, Buildings and Equipment

Property, buildings and equipment are stated at historical cost less accumulated depreciation. Depreciation is charged against income over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of property and equipment are as follows:

	Years
Buildings	35 - 40 years
Leasehold improvements	Lesser of useful life or lease term
Furniture, fixtures, office and other equipment	2 - 28.5 years
Production equipment	3 - 7 years
Computer hardware and software	2 - 5 years

Costs of normal repairs and maintenance are charged to expense as incurred.

Leases

The Company determines whether a contract contains a lease at contract inception. The Company has elected the short-term lease exemption, whereby leases with initial terms of one year or less are not capitalized and instead expensed generally on a straight-line basis over the lease term. The Company has also elected to not separate lease components from non-lease components across all lease categories. Instead, each separate lease component and non-lease component are accounted for as a single lease component. The Company is primarily a lessee with a lease portfolio comprised mainly of real estate and equipment leases. The right-of-use asset and lease liability are measured at the present value of the future minimum lease payments, with the right-of-use asset being subject to adjustments such as initial direct costs, prepaid lease payments and lease incentives. Due to the rate implicit in each lease not being readily determinable, the Company uses its incremental collateralized borrowing rate, or with respect to leases from the Acquired Businesses, EGH's incremental collateralized borrowing rate, to determine the present value of the lease payments. The lease term includes periods covered by options to extend when it is reasonably certain the Company will exercise such options as well as periods subsequent to an option to terminate the lease if it is reasonably certain the Company will not exercise the termination option. Operating lease costs are recognized on a straight-line basis over the lease term. For finance leases, the Company records interest expense on the lease liability and straight-line amortization of the right-of-use asset over the lease term. Variable lease costs are recognized as incurred.

Business Combinations

The Company accounts for acquisitions in which it obtains control of one or more businesses as a business combination. The purchase price of the acquired businesses, including management's estimation of the fair value of any contingent consideration, is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of operations.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is "more likely than not" to have occurred. If the Company can support the conclusion that the fair value of a reporting unit is greater than its carrying amount under the qualitative assessment, the Company would not need to perform the quantitative impairment test for that reporting unit. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment, then the Company must perform the quantitative impairment test. When the Company performs a quantitative test, it records the amount of goodwill impairment, if any, as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. Charges resulting from an impairment test are recorded in impairment charges in the consolidated statements of operations.

Goodwill attributable to the Acquired Businesses was recorded on the basis of EGH's reporting units. The goodwill amounts carry with them the results of EGH's impairment tests, akin to a reorganization of reporting units of EGH for which GAAP does not require retrospective testing of goodwill under the reorganized structure.

Intangible Assets

Intangible assets consist primarily of trade names and customer relationships. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The estimated useful lives of finite-lived intangible assets are as follows:

	Years
Trademarks and trade names	2 - 26 years
Customers relationships	2 - 22 years
Other (includes internally developed software)	2 - 15 years

For intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value and an impairment loss is recognized for the difference between the fair value and carrying value, which is recorded in impairment charges in the consolidated statements of operations.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is "more likely than not" to have occurred. In the qualitative assessment, the Company must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that "more likely than not" exceeds its fair value. The Company must then conduct a quantitative analysis if the Company (1) determines that such an impairment is "more likely than not" to exist, or (2) forgoes the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess and is recorded in impairment charges in the consolidated statements of operations.

Investments

For equity method investments, the Company periodically reviews the carrying value of its investments to determine if there has been an other-than-temporary decline in fair value below carrying value. For equity investments without readily determinable fair value, the Company performs a qualitative assessment at each reporting period. A variety of factors are considered when determining if an impairment exists, including, among others, the financial condition and business prospects of the investee, as well as the Company's investment intent.

Content Costs

Content costs are included in other assets in the consolidated balance sheets. Depending on the predominant monetization strategy, content costs are amortized over the estimated period of ultimate revenue subject to an individual-film-forecast model or over the estimated usage of the film group. Such amortization is recorded in direct operating expenses in the consolidated statements of operations.

The Company produces live sports and taped content, which represent content costs predominantly monetized on a title-by-title basis that has a limited life to sell in secondary markets. As such, the Company recognizes all of the revenue associated with film and television costs when the programs are delivered and made available for telecast in the initial market resulting in simultaneously expensing all of the related film and television costs. Costs incurred in acquiring, licensing, and producing content for distribution on UFC FIGHT PASS are predominantly monetized as a film group, and are amortized straight-line over the shorter of the license term or the estimated period of use, which is currently three years. These estimates are reviewed at the end of each reporting period and adjustments, if any, will result in changes to amortization rates.

Unamortized content costs are also tested for impairment based on the predominant monetization strategy whenever there is an impairment indication, as a result of certain triggering events or changes in circumstances, whereby the fair value of the individual film and television content or collectively with others as a film group may be less than its unamortized costs. The impairment test compares the estimated fair value of the individual film and television content or collectively with others as a film group to the carrying value of the unamortized content costs. Where the unamortized content costs exceed the fair value, the excess is recorded as an impairment charge in the consolidated statements of operations. No impairment charges were recognized during the years ended December 31, 2025, 2024 or 2023.

Content Production Incentives

As there is no currently effective authoritative guidance under GAAP on accounting for government assistance to for-profit business entities, the Company accounts for content production incentives by analogy to International Accounting Standard ("IAS") 20, *Accounting for Government Grants and Disclosure of Government Assistance*. The Company is evaluating recently issued accounting guidance related to the accounting for government grants, which is not effective until 2029, to determine its potential impact on the Company's current accounting for government assistance (refer to Note 3, *Recent Accounting Pronouncements* for further detail).

The Company has access to various governmental programs primarily related to WWE that are designed to promote content production within the United States and certain international jurisdictions. Tax incentives earned with respect to expenditures on qualifying film production activities are included as an offset to other assets in the consolidated balance sheets. Tax incentives earned with respect to expenditures on qualifying capital projects are included as an offset to property, buildings and equipment, net in the consolidated balance sheets. Tax incentives earned with respect to expenditures on qualifying television and other production activities are recorded as an offset to production expenses within direct operating costs within the consolidated statements of operations. The Company recognizes these benefits when we have reasonable assurance regarding the realizable amount of the tax credits. The realizable amount is recorded within accounts receivable in the consolidated balance sheets until the Company receives the funds from the respective governmental jurisdiction.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company's long-term debt have been recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense using the effective interest method. Costs incurred with the issuance of the Company's revolving credit facilities have been deferred and amortized over the term of the facilities as a component of interest expense using the straight-line method. These deferred costs are included in other assets in the consolidated balance sheets.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. Fair value measurements are categorized within a fair value hierarchy, which is comprised of three categories. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The fair value hierarchy is composed of the following three categories:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The carrying values reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturities of these financial instruments.

Contingent Consideration

The Company has recorded contingent consideration liabilities in connection with its acquisitions. Contingent consideration is included in other current liabilities and other long-term liabilities in the consolidated balance sheets. Changes in fair value are recognized in selling, general and administrative expenses in the consolidated statements of operations. The estimated fair value of the contingent consideration is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company's assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. These assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment (Note 6 and Note 7). The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Non-controlling Interests

Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss.

Non-controlling interests with redemption features, such as put options, that are not solely within the Company's control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and shareholders' equity in the consolidated balance sheets. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests' share of net income or loss, or estimated redemption value at each reporting period. If the carrying value, after the income or loss attribution, is below the estimated redemption value at each reporting period, the Company remeasures the redeemable non-controlling interests to its redemption value.

Equity-Based Compensation

Incentive Awards

Equity-based compensation is accounted for in accordance with ASC Topic 718-10, *Compensation-Stock Compensation*. The Company records compensation costs related to its incentive awards. Equity-based compensation cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period with forfeitures recognized as they occur. Compensation cost for performance-based awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The ultimate number of performance stock units ("PSUs") that are issued to an employee is the result of actual performance achieved at the end of the performance period compared to the performance conditions. See Note 13, *Equity-Based Compensation*, for further discussion of the Company's equity-based compensation.

Acquired Businesses Replacement Awards

In connection with the Endeavor Asset Acquisition, the Company converted each EGH RSU held by employees of the Acquired Businesses and independent contractors who provide services to the Acquired Businesses (in each case as of the closing of the Endeavor Asset Acquisition) into 0.22 TKO RSUs, subject to similar terms and conditions (the "Acquired Businesses Replacement Awards"). The value of the Acquired Businesses Replacement Awards were determined using merger consideration in the Endeavor Take-Private and the volume-weighted average sales price of TKO Class A common stock for the twenty-five trading days ending on October 23, 2024. Effective March 1, 2025, any equity-based compensation expense associated with these awards is included as part of the expense associated with the TKO 2023 Plan (as defined below).

WWE Replacement Awards

Pursuant to the TKO Transactions, awards of WWE RSUs and PSUs outstanding immediately prior to the completion of the TKO Transactions were converted into awards of TKO RSUs or PSUs, as applicable, on the same terms and conditions as were applicable immediately prior to the closing of the TKO Transactions. The value was set using the WWE Class A common stock closing price on the day prior to the closing of the TKO Transactions. The portion of the WWE Replacement Awards related to prior services rendered was included in the total consideration transferred. The cost of the remaining unvested RSUs is recognized straight-line over the remaining service period, typically three years, with forfeitures recognized as they occur and accruing dividend equivalents subject to the same vesting. PSUs, which also generally vest over three years and are subject to performance conditions, are re-measured each reporting period until the performance conditions are met based on estimated performance and the fair market value of the Company's common stock. PSU compensation cost is recognized using a graded-vesting method based on probability of meeting performance conditions, with forfeitures recognized as they occur and dividend equivalents accrue only after the performance conditions are met.

Earnings per Share

Earnings per share ("EPS") is computed in accordance with ASC 260, *Earnings per Share*. Basic EPS is computed by dividing the net income (loss) available to holders of TKO Class A common stock by the weighted average number of shares outstanding for the period. Diluted EPS is calculated by dividing the net income (loss) available for holders of TKO Class A common stock by the diluted weighted average shares outstanding for that period. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of additional shares of TKO Class A common stock issuable in exchange for redemption of certain non-controlling interests, as well as under the Company's share based compensation plans (if dilutive), with adjustments to net income (loss) available for common stockholders for dilutive potential common shares.

Shares of the Company's Class B common stock, par value $0.00001 per share (the "TKO Class B common stock") do not share in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings (loss) per share of TKO Class B common stock under the two-class method has not been presented. However, shares of TKO Class B common stock outstanding for the period are considered potentially dilutive shares of TKO Class A common stock under application of the if-converted method and are included in the computation of diluted earnings (loss) per share, except when the effect would be anti-dilutive.

The Company may be required to calculate basic EPS using the two-class method as a result of its redeemable non-controlling interests. To the extent that the redemption value increases and exceeds the then-current fair value of a redeemable non-controlling interest, net income (loss) available to common stockholders (used to calculate EPS) could be negatively impacted by that increase, subject to certain limitations. The partial or full recovery of any reductions to net income (loss) available to common stockholders (used to calculate EPS) is limited to any cumulative prior-period reductions. There was no impact to EPS for such adjustments related to the redeemable non-controlling interests.

Income Taxes

TKO Group Holdings, Inc. was incorporated as a Delaware corporation in March 2023. As the sole managing member of TKO OpCo, TKO Group Holdings, Inc. ultimately controls TKO OpCo. TKO Group Holdings, Inc. is subject to corporate income taxes on its share of taxable income of TKO OpCo. TKO OpCo is treated as a partnership for U.S. federal income tax purposes and is therefore generally not subject to U.S. corporate income tax, other than entity-level income taxes in certain U.S. state and local jurisdictions. TKO OpCo's foreign subsidiaries are subject to entity-level taxes and TKO OpCo's U.S. subsidiaries are subject to foreign withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes. For the periods prior to the Endeavor Asset Acquisition, the Acquired Businesses primarily consisted of U.S. flow through entities that are not themselves subject to U.S. federal income taxes as well as some foreign subsidiaries and U.S. regarded corporations subject to entity level taxes. Income taxes related to the Acquired Businesses reflected in the combined tax provision are attributable to U.S. regarded entities and foreign entities subject to tax in their respective jurisdictions.

The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by the Company in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as the application of tax laws in the jurisdictions in which the Company operates. A valuation allowance is provided when the Company determines that it is "more likely than not" that a portion of a deferred tax asset will not be realized.

ASC 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is "more likely than not" to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheets.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In August 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-05, *Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement*. This ASU requires that a joint venture apply a new basis of accounting upon formation. The amendments in this update were effective prospectively for all joint venture formations with a formation date on or after January 1, 2025, with an option to apply the amendments retrospectively. Early adoption was permitted in any interim or annual period in which financial statements had not yet been issued. The Company adopted this guidance on January 1, 2025, with no material effect on the Company's financial position or results of operations.

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures*. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The

Company adopted this guidance for the year ended December 31, 2024 on a retrospective basis. See Note 19, *Segment Information*, for further detail.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU requires that an entity annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate) as well as income taxes paid disaggregated by jurisdiction. The amendments in this Update were effective for all entities for fiscal years beginning after December 15, 2024. The Company adopted this guidance on January 1, 2025 with no effect on the Company's financial position or results of operations. See Note 15, *Income Taxes*, for further detail.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements – Amendments to Remove References to the Concepts Statements. This ASU amends the Accounting Standards Codification ("ASC") to remove references to various FASB Concepts Statements to simplify the ASC and draw a distinction between authoritative and nonauthoritative literature. The amendments in this update apply to all reporting entities within the scope of the affected accounting guidance, and were effective for public entities for fiscal years beginning after December 15, 2024. Early adoption was permitted in any interim or annual period in which financial statements had not yet been issued. The Company adopted this guidance on January 1, 2025, with no material effect on the Company's financial position or results of operations.

Recently Issued Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532, Disclosure Update and Simplification, which was issued in 2018. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. If, by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the ASC and will not become effective. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. Additionally, in January 2025, the FASB issued ASU 2025-01, *Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, to clarify the effective date of ASU 2024-03. This ASU improves expense disclosures by requiring disclosure of additional information about specific expense categories in the notes to the financial statements at interim and annual reporting periods. The amendments in this update, as clarified, are effective for public business entities for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity ("VIE")*. This ASU clarifies the guidance in determining the accounting acquirer in a business combination effected primarily by exchanging equity interests when the acquiree is a VIE that meets the definition of a business. The ASU is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted, and the ASU is to be applied prospectively to acquisitions after the adoption date. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The ASU amends ASC 326-20 to provide a practical expedient (for all entities) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, *Revenue from Contracts with Customers*. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted, and the amendments should be applied prospectively. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025‑06, *Targeted Improvements to the Accounting for Internal‑Use Software (ASC 350‑40)*. The update eliminates references to development stages throughout ASC 350-40 and introduces a new capitalization threshold requiring (1) management authorization with funding commitment and (2) a determination that it is probable the project will be completed and used as intended. Additionally, the ASU aligns disclosures with ASC 360‑10 - *Property, Plant, and Equipment* for all capitalized software. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption permitted, and entities may adopt using a retrospective, prospective, or modified transition approach. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities*, which establishes authoritative guidance for the recognition, measurement, and disclosure of government grants to business entities. The ASU provides a single model for determining when a grant is within the scope of Topic 832, when to recognize grant income (based on satisfaction of eligibility requirements), and how to present grant-related assets, liabilities, and income in the financial statements. The amendments also introduce new qualitative and quantitative disclosure requirements regarding the nature, terms, and financial statement effects of government grants. The ASU is effective for fiscal years beginning after December 15, 2028, and interim periods within those fiscal years. Early adoption permitted and the amendments in this update can be applied using a modified prospective approach, a modified retrospective approach, or on a retrospective basis. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which makes targeted amendments to interim reporting requirements. The ASU is intended to improve the consistency, clarity, and decision usefulness of interim financial information by refining certain disclosure requirements, clarifying the application of existing guidance, and enhancing alignment between interim and annual reporting requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and the amendments in this update can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements*. The ASU addresses multiple technical corrections, clarifications, and minor improvements to existing guidance in the Codification to correct unintended application issues and improve the usability of guidance without making substantial changes to existing standards. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption permitted and the amendments in this update can be applied prospectively or retrospectively. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

4. ACQUISITION OF WWE

TKO Transactions Overview

On September 12, 2023 (the "Closing Date"), the TKO Transactions combining the UFC and WWE businesses was completed, resulting in the newly formed public company, TKO. Under the terms of the Transaction Agreement, EGH/and or its subsidiaries received a 51.0% controlling non-economic voting interest in TKO and a 51.0% economic interest in the operating subsidiary, TKO OpCo. Former WWE stockholders received a 49% voting interest in TKO and a 100% economic interest in TKO, which in turn holds a 49.0% economic interest in TKO OpCo.

The TKO Transactions have been accounted for as a reverse acquisition of WWE using the acquisition method of accounting in accordance with the guidance of ASC 805, *Business Combinations* ("ASC 805"), with TKO OpCo, the legal acquiree, treated as the accounting acquirer.

The weighted average life of finite-lived intangible assets acquired was 20.3 years, which consisted of trademarks and trade names with a weighted average life of 25.0 years, customer relationships with a weighted average life of 11.3 years and other intangible assets with a weighted average life of 3.6 years. See Note 6, *Goodwill and Intangible Assets*, for the estimated annual amortization of intangible assets acquired in the TKO Transactions for the next five years and thereafter.

In connection with the TKO Transactions, the Company incurred transaction costs of $2.7 million, $1.9 million and $83.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, which were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of operations.

Consideration Transferred

The fair value of the consideration transferred was $8,432.1 million, which consisted of 83,161,123 shares of TKO Class A common stock valued at $8,061.8 million, WWE Replacement Awards valued at $49.3 million (attributable to pre-combination vesting) and $321.0 million of deferred consideration which was paid on September 29, 2023 to former WWE shareholders in the form of a special dividend. Pursuant to the TKO Transactions, awards of WWE RSUs and PSUs outstanding immediately prior to the completion of the TKO Transactions were converted into awards of TKO RSUs or PSUs, as applicable, on the same terms and conditions as were applicable immediately prior to the Closing Date.

Allocation of Purchase Price

The Company allocated the purchase price to the fair value of WWE's identifiable assets and liabilities as of the Closing Date, with the excess purchase price recorded as goodwill (primarily attributable to synergies and other intangible assets not qualifying for separate recognition). The purchase price allocation reflects fair value estimates, including measurement period adjustments, based on management analysis, including work performed by third-party valuation specialists. The effects of measurement period adjustments made during the year ended December 31, 2024 were not material to the Company's consolidated financial statements.

A summary of the final purchase price allocation is as follows:

Cash and cash equivalents	$	381,153
Accounts receivable		105,237
Other current assets		89,256
Property, buildings and equipment		398,004
Intangible assets		
Trademarks and trade names		2,188,200
Customer relationships		900,500
Other		128,300
Goodwill		5,063,067
Finance lease right of use assets		257,359
Operating lease right of use assets		12,337
Investments		12,007
Other assets		25,928
Deferred tax liabilities		(379,601)
Accounts payable and accrued liabilities		(124,280)
Current portion of long-term debt		(16,934)
Deferred revenue		(54,190)
Finance lease liabilities		(255,940)
Operating lease liabilities		(12,224)
Other long-term liabilities		(2,527)
Additional paid-in-capital (1)		(283,591)
Net assets acquired	$	8,432,061

(1) The additional paid-in-capital amount represents incremental goodwill related to deferred tax liabilities recorded at TKO's parent company in connection with the acquisition of WWE.

The fair value of the nonredeemable non-controlling interest of $4,521.8 million was calculated as EGH's initial 51.9% ownership interest in TKO OpCo's net assets. TKO OpCo's net assets differ from TKO consolidated net assets primarily due to the net deferred tax liabilities for which the non-controlling interest does not have economic rights.

Consolidated Statement of Operations for the period from September 12, 2023 through December 31, 2023

The following supplemental information presents the financial results of WWE operations included in the consolidated statement of operations for the period from September 12, 2023 through December 31, 2023 (in thousands):

Revenue	$	382,767
Net loss	$	(73,279)

Supplemental Pro Forma Financial Information

The following unaudited pro forma results of operations for the year ended December 31, 2023, as if the TKO Transactions had occurred as of January 1, 2023 (in thousands):

		Year Ended December 31, 2023
Pro forma revenue	$	4,168,395
Pro forma net income		208,802

The pro forma information includes the historical operating results of the Company and WWE prior to the TKO Transactions, with adjustments directly attributable to the business combination. Pro forma adjustments have been made to reflect the adjustment of nonrecurring transaction costs of $271.1 million, of which $187.3 million was incurred by WWE prior to the TKO Transactions. The remaining pro forma adjustments are primarily related to incremental expenses associated with intangible asset amortization, service fees paid by the Company to EGH pursuant to the Services Agreement, compensation expense for two key executives, and equity-based compensation related to the WWE Replacement Awards.

5. SUPPLEMENTARY DATA

Property, Buildings and Equipment, net

Property, buildings and equipment, net consisted of the following (in thousands):

	As of	
	December 31, 2025	December 31, 2024
Buildings and improvements	$ 454,790	$ 424,542
Land and land improvements	51,908	50,626
Furniture and fixtures	93,687	85,804
Office, computer and other equipment	340,556	299,654
Construction in progress	70,252	48,483
	1,011,193	909,109
Less: accumulated depreciation	(371,263)	(279,205)
Total Property, buildings and equipment, net	$ 639,930	$ 629,904

Depreciation expense for property, buildings and equipment totaled $91.2 million, $93.2 million and $48.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

During the year ended December 31, 2025, the Company recognized impairment charges of $3.1 million within the IMG segment related to the write-off of certain assets that are no longer in use. The impairment charges are included as a component of selling, general and administrative expenses within the Company's consolidated statements of operations.

During the second quarter of 2024, the Company reclassified cost and accumulated depreciation of $53.4 million and $5.6 million, respectively, related to property, buildings and equipment associated with the previous WWE media production center in Stamford, Connecticut as held for sale, as the Company moved media production to the new WWE headquarters. During the year ended December 31, 2024, the Company recognized impairment charges of $27.9 million within the WWE segment as a result of reducing the carrying value of assets held for sale to their fair value less cost to sell, which is included as a component of selling, general and administrative expenses within the Company's consolidated statements of operations. The Company received net proceeds of $28.0 million upon completion of the sale of these assets during the fourth quarter of 2024.

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Foreign Exchange and Other	Balance at End of Year
Allowance for doubtful accounts					
Year Ended December 31, 2025	$ 20,639	$ 12,838	$ (2,916)	$ 172	$ 30,733
Year Ended December 31, 2024	$ 22,537	$ 4,063	$ (5,354)	$ (607)	$ 20,639
Year Ended December 31, 2023	$ 18,108	$ 10,833	$ (6,948)	$ 544	$ 22,537
Deferred tax valuation allowance					
Year Ended December 31, 2025	$ 36,616	$ 8,021	$ —	$ 321	$ 44,958
Year Ended December 31, 2024	$ 16,166	$ 20,547	$ —	$ (97)	$ 36,616
Year Ended December 31, 2023	$ 536	$ 15,639	$ —	$ (9)	$ 16,166

Film and Television Content Costs

Amortization and impairment of content costs, which are included as a component of direct operating costs in the consolidated statement of operations, consisted of the following (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Content production amortization expense - assets monetized individually	$ 5,786	$ 5,262	$ 5,028
Content production amortization expense - assets monetized as a film group	20,471	22,260	19,944
Content production impairment charges	—	—	—
Total amortization and impairment of content costs	$ 26,257	$ 27,522	$ 24,972

Other Current Assets

The following is a summary of other current assets (in thousands):

| | As of | |
	December 31, 2025	December 31, 2024
Prepaid sign-on fee for hospitality rights	$ 100,000	$ -
Inventory	57,126	50,314
Prepaid taxes	56,882	68,345
Other current receivables	36,341	20,825
Prepaid event and production-related costs	33,406	29,236
Prepaid insurance	8,983	9,772
Amounts due from the Group (Note 22)	7,259	30,450
Assets held for sale	—	4,458
Other	50,021	34,710
Total	$ 350,018	$ 248,110

Accrued Liabilities

The following is a summary of accrued liabilities (in thousands):

| | As of | |
	December 31, 2025	December 31, 2024
Payroll-related costs	$ 200,373	$ 153,014
Event and production-related costs	147,628	113,705
Legal and professional fees	45,775	28,362
Accrued customer refunds	32,702	50,471
Interest	24,815	21,191
Accrued capital expenditures	8,724	13,090
Legal settlements	-	250,000
Other	66,286	40,399
Total	$ 526,303	$ 670,232

Other Current Liabilities

The following is a summary of other current liabilities (in thousands):

	As of			
	December 31, 2025		December 31, 2024	
Collections due to third parties (1)	$	333,550	$	—
Amounts due to the Group (Note 22)		31,890		12,077
Other		19,148		8,852
Total	$	384,588	$	20,929

(1) Collections due to third parties represents amounts collected in advance for future event-related services and other contractual obligations, most of which is payable to third-party rights holders under contractual agreements.

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying value of Goodwill are as follows (in thousands):

	UFC (1)		WWE (2)		IMG	Corporate and Other	Total	
Balance — December 31, 2023	$	2,602,639	$	5,063,846	738,135	39,780	$	8,444,400
Acquisitions		—		(707)	—	—		(707)
Foreign currency translation and other		—		(1,559)	(141)	—		(1,700)
Balance — December 31, 2024		2,602,639		5,061,580	737,994	39,780		8,441,993
Acquisitions		—		2,133	—	—		2,133
Foreign exchange		—		78	682	—		760
Balance — December 31, 2025	$	2,602,639	$	5,063,791	$ 738,676	$ 39,780	$	8,444,886

(1) Reflects goodwill resulting from the Company's election to apply pushdown accounting to reflect EGH's new basis of accounting in the UFC's assets and liabilities, including goodwill, which occurred during 2016.

(2) Reflects goodwill primarily resulting from the TKO Transactions. See Note 4, *Acquisition of WWE*, for further information.

There were no dispositions or impairments to goodwill during the years ended December 31, 2025 and 2024.

Intangible Assets, net

The following table summarizes information relating to the Company's identifiable intangible assets as of December 31, 2025 (in thousands):

	Gross Amount		Accumulated Amortization		Carrying Value	
Finite-lived:						
Trademarks and trade names	$	3,020,370	$	(622,261)	$	2,398,109
Customer relationships		1,639,552		(988,742)		650,810
Other (1)		189,758		(118,353)		71,405
	$	4,849,680	$	(1,729,356)	$	3,120,324
Indefinite-lived:						
Trademarks and trade names	$	187,910	$	—	$	187,910
Owned events		19,628		—		19,628
Total intangible assets	$	5,057,218	$	(1,729,356)	$	3,327,862

(1) Other intangible assets as of December 31, 2025 primarily consisted of talent roster, internally developed software and content library assets acquired through the business combination with WWE in September 2023. See Note 4, *Acquisition of WWE*, for further information.

The following table summarizes information relating to the Company's identifiable intangible assets as of December 31, 2024 (in thousands):

	Gross Amount		Accumulated Amortization		Carrying Value
Finite-lived:					
Trademarks and trade names	$ 3,011,169	$	(489,148)	$	2,522,021
Customer relationships	1,630,070		(792,389)		837,681
Other (1)	165,998		(76,366)		89,632
	$ 4,807,237	$	(1,357,903)	$	3,449,334
Indefinite-lived:					
Trademarks and trade names	$ 181,649	$	—	$	181,649
Owned events	18,920		—		18,920
Total intangible assets	$ 5,007,806	$	(1,357,903)	$	3,649,903

(1) Other intangible assets as of December 31, 2024 primarily consisted of talent roster, internally developed software and content library assets acquired through the business combination with WWE in September 2023. See Note 4, *Acquisition of WWE*, for further information.

Amortization of intangible assets was $367.8 million, $341.9 million, and $168.7 million during the years ended December 31, 2025, 2024 and 2023, respectively, which is recognized within depreciation and amortization in the consolidated statements of operations.

During the third quarter of 2025, following the modification of a related media revenue arrangement, the Company modified the remaining useful life for one of its customer relationships assets within the WWE segment. The change in useful life of this asset resulted in the acceleration of $80.1 million of amortization expenses during the year ended December 31, 2025.

Estimated annual intangible amortization, including amortization of intangible assets acquired in the TKO Transactions and the Endeavor Asset Acquisition, for the next five years and thereafter is as follows (in thousands):

	Total
2026	$ 308,774
2027	228,020
2028	210,289
2029	206,994
2030	190,895
Thereafter	1,975,352
Total remaining amortization	$ 3,120,324

Annual Impairment Assessments

During the years ended December 31, 2025, 2024 and 2023, the Company completed its annual impairment review of goodwill and indefinite-lived intangibles. The Company did not record any impairment charges related to such reviews during the years ended December 31, 2025 and 2024. For the year ended December 31, 2023, the Company recorded total non-cash impairment charges of $7.5 million for goodwill and $14.0 million for trade names driven by lower projections. These impairment charges are related to the IMG segment and are included as impairment charges within the Company's consolidated statements of operations. The Company's fair value of goodwill was determined by EGH's assessment based on discounted cash flows using an applicable discount rate for the reporting units containing the Acquired Businesses. Intangible assets were valued based on a relief from royalty method or an excess earnings method.

7. INVESTMENTS

The following is a summary of the Company's investments (in thousands):

	As of	
	December 31, 2025	December 31, 2024
Equity method investments (1)	$ 103,056	$ 79,934
Nonmarketable equity investments without readily determinable fair values	28,423	21,205
Nonmarketable equity investments with readily determinable fair values	76	76
Total investment securities	$ 131,555	$ 101,215

(1) The book value of three equity method investments exceeded the Company's percentage ownership share of their underlying net assets by $29.3 million, $22.6 million, and $8.2 million as of December 31, 2025, and by $27.3 million, $0.0 million, and $8.7 million as of December 31, 2024, respectively. The basis differences, primarily resulting from acquisition purchase price step-ups on the investments, are accounted for as goodwill (as a component of the investment), which is not tested for impairment separately. Instead, the investments are tested if there are indicators of an other-than-temporary decline in carrying value.

Equity Method Investments

As of December 31, 2025, the Company's equity method investments are primarily comprised of Sports News Television Limited and EverPass Holdco LLC. The Company's ownership of its equity method investments ranges from 7% to 50% as of December 31, 2025.

The Company has an approximately 50% ownership stake in Sports News Television LP ("SNTV"), which provides sports news videos globally. The Company recognized equity earnings of $5.2 million, $5.6 million and $5.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, and the investment balance was $30.0 million and $27.9 million as of December 31, 2025 and 2024, respectively. The Company also received distributions of $5.1 million, $5.6 million and $5.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

In July 2024, the Company paid $15.0 million in exchange for an approximately 5% ownership stake in EverPass Holdco LLC, which owns a live sports media platform that assists in distributing live sports and entertainment content to bars, restaurants, hotels and other commercial venues. The Company also made an additional pro rata capital contribution of $2.0 million in September 2024. In 2025, the Company paid an additional $13.0 million in exchange for an approximately 2.36% additional ownership stake in EverPass Holdco LLC. The Company has accounted for this investment using the equity method of accounting and will recognize its proportionate share of income or loss in future periods. There have been no distributions for the years ended December 31, 2025 and 2024.

In February 2024, the Company paid $11.7 million in exchange for an approximately 30% equity interest in Wiz-Team SA, which provides event management services. The Company has accounted for this investment using the equity method of accounting. As of December 31, 2025 and December 31, 2024 the investment balance was $11.0 million. For the years ended December 31, 2025 and 2024, the Company recorded less than $0.1 million of equity gains and $0.7 million of equity losses from this equity method investment, respectively.

The Company has an approximately 7% ownership stake in Monkey Spirit, LLC, which owns the IP license to distribute Howler Head branded products and beverages. During the year ended December 31, 2024, the Company recognized an other-than-temporary impairment charge of $2.7 million to fully write off this investment due to the business's decision to wind down operations. The Company recognized equity losses of $0.9 million for the year ended December 31, 2023.

In March 2025, the Company entered into a joint venture with Sela Company to launch a global boxing promotion business. Sela Company holds a majority of the common equity units, while TKO was granted in-substance common stock in the form of profit interests, subject to vesting upon the achievement of certain future milestones. TKO will also provide executive and operational services to the joint venture under a services agreement with an annual fee over an initial five-year term. During the year ended December 31, 2025, 25% of the total grant date fair value of the profit interests vested due to achievement of specified milestones.

Excluding the impact of impairment charges noted above, the Company recognized equity earnings of $13.4 million, $4.5 million, and $9.2 million, during the years ended December 31, 2025, 2024 and 2023, respectively, from its equity method investments. During the years ended December 31, 2025, 2024 and 2023, the Company received distributions of $11.1 million, $9.7 million and $8.5 million, respectively, from these equity method investments. During the year ended December 31, 2025, the Company recorded a net loss on sale of equity method investments of $9.6 million and received total proceeds of $1.5 million.

Nonmarketable Equity Investments Without Readily Determinable Fair Values

As of December 31, 2025 and 2024, the Company held various investments in nonmarketable equity instruments of private companies.

The Company did not record any impairment charges on these investments during the years ended December 31, 2025, 2024 or 2023. In addition, there were no observable price change events that were completed during the years ended December 31, 2025, 2024 or 2023.

The fair value measurements of the Company's equity investments and nonmarketable equity investments without readily determinable fair values are classified within Level 3 as significant unobservable inputs are used as part of the determination of fair value. Significant unobservable inputs may include variables such as near-term prospects of the investees, recent financing activities of the investees, and the investees' capital structure, as well as other economic variables, which reflect assumptions market participants would use in pricing these assets. For equity investments without readily determinable fair values, the Company has elected to use the measurement alternative to fair value that will allow these investments to be recorded at cost, less impairment, and adjusted for subsequent observable price changes.

8. DEBT

The following is a summary of the Company's outstanding debt (in thousands):

		As of		
		December 31, 2025		December 31, 2024
First Lien Term Loan (due November 2031)	$	3,717,569	$	2,750,000
Other Secured Loans		63,067		30,267
Notes Payable		2,552		4,800
Total principal		3,783,188		2,785,067
Unamortized discount		(9,761)		(10,154)
Unamortized debt issuance cost		(11,303)		(12,631)
Total debt		3,762,124		2,762,282
Less: Current portion of long-term debt		(38,061)		(26,977)
Total long-term debt	$	3,724,063	$	2,735,305

First Lien Term Loan (due November 2031)

As of December 31, 2025 and 2024, the Company had $3.7 billion and $2.8 billion, respectively, outstanding under a credit agreement dated August 18, 2016 (as amended and/or restated, the "First Lien Credit Agreement," by and among Zuffa Guarantor, LLC (n/k/a "TKO Guarantor, LLC" or "TKO Guarantor"), UFC Holdings, LLC (n//k/a "TKO Worldwide Holdings, LLC" or "TKO Worldwide Holdings"), as borrower, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, which was entered into in connection with the acquisition of Zuffa by EGH in 2016. TKO OpCo and TKO are holding companies with limited business operations, cash flows, assets and liabilities other than the equity interests in the borrower entities Zuffa Guarantor and UFC Holdings.

On September 15, 2025 (the "Credit Agreement Closing Date"), TKO Worldwide Holdings entered into the Sixth Refinancing Amendment (the "Credit Agreement Amendment"). The Credit Agreement Amendment, among other things: (i) refinanced and replaced the outstanding first lien term loans (the "Existing Term Loans") with a new class of first lien secured term loans, (ii) provided for an additional $1.0 billion incremental first lien secured term loan as a fungible increase to the Existing Term Loans of $2.8 billion (the "New Term Loans"), (iii) extended the maturity of the existing $205.0 million revolving credit facility from November 21, 2029 to September 15, 2030 (the "Revolving Credit Facility" and together with the New Term Loans, the "Credit Facilities"), and (iv) made certain other changes to the First Lien Credit Agreement. The Credit Facilities are secured by liens on substantially all of the assets of TKO Guarantor and TKO Worldwide Holdings and certain subsidiaries thereof.

The New Term Loans accrue interest, at the option of the borrower, at either (a) Term SOFR plus 2.00% (with a SOFR floor of 0.00%) or (b) the Alternate Base Rate ("ABR") plus 1.00% (with an ABR floor of 1.00%). The New Term Loans' interest rate totaled 5.87% as of December 31, 2025. The New Term Loans have the same amortization schedule as the Existing Term Loans and collectively amortizes in equal quarterly installments and matures on November 21, 2031.

The Company incurred $9.0 million and $19.4 million, respectively, in transaction costs related to amendments associated with the First Lien Credit Agreement during the years ended December 31, 2025 and 2024. Of these amounts, $8.7 million and $16.2 million, respectively, related to modification arrangements which are included within selling, general and administrative expenses on the Company's consolidated statements of operations, while the remaining $0.3 million and $3.2 million, respectively, associated with new lenders entering the syndication were capitalized as a component of long-term debt on the Company's consolidated balance sheets.

Borrowings under the Revolving Credit Facility now accrue interest at either (a) Term SOFR plus 1.75% to 2.00% (depending on the First Lien Leverage Ratio) with a SOFR floor of 0.00% or (b) ABR plus 0.75% to 1.00% (with an ABR floor of 1.00%).

In April 2024, TKO Worldwide Holdings borrowed $150.0 million under its existing revolving credit facility to fund certain share repurchases that occurred during the second quarter of 2024, as discussed in Note 10, *Stockholders' Equity*. In June 2024, TKO Worldwide Holdings fully repaid the $150.0 million outstanding. As of December 31, 2025 and 2024, there was no outstanding balance under the Revolving Credit Facility.

The First Lien Credit Agreement contains a financial covenant that requires the Company to maintain, commencing with the fiscal quarter ended June 30, 2025, a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA of 8.25-to-1. The Company is only required to comply with the foregoing financial covenant if the sum of outstanding borrowings under the Revolving Credit Facility is (excluding any letters of credit, whether drawn or undrawn) is greater than the greater of (i) $85.0 million and (ii) forty percent of the borrowing capacity of the Revolving Credit Facility. This covenant did not apply as of December 31, 2025 and December 31, 2024, as the Company had no borrowings outstanding under the Revolving Credit Facility.

TKO Worldwide Holdings had outstanding letters of credit of $1.1 million as of December 31, 2025 and none as of December 31, 2024.

The Credit Facilities restrict the ability of certain subsidiaries of the Company to make distributions and other payments to the Company. These restrictions include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to fund certain parent entities, (4) other specific allowable situations and (5) a general restricted payment basket, which generally provides for no restrictions as long as the Total Leverage Ratio (as defined in the First Lien Credit Agreement) is less than 5.0x.

The estimated fair values of the Company's outstanding term loans are based on quoted market values for the debt. As of December 31, 2025 and 2024, the face amount of the Company's term loans approximated their fair value.

As of December 31, 2025, TKO held net long-term deferred income tax liabilities of $297.2 million. Otherwise, TKO has no material separate cash flows or assets or liabilities other than the investments in its subsidiaries. All its business operations are conducted through its operating subsidiaries; it has no material independent operations. TKO has no other material commitments or guarantees. As a result of the restrictions described above, substantially all of the subsidiaries' net assets are effectively restricted from being transferred to TKO as of December 31, 2025.

Other Secured Loans

As of December 31, 2025 and 2024, the Company had $63.1 million and $30.3 million, respectively, of other secured loans outstanding, which were entered into in order to finance the purchase of certain assets. These loans are secured by the underlying assets of the Company and bear interest at rates ranging from SOFR plus 1.70% to SOFR plus 2.25%. Principal amortization is payable in monthly installments with any remaining balance payable on the final maturity dates of November 1, 2028 and January 1, 2031.

One of the Company's other secured loans contains a financial covenant that requires the Company to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the applicable loan agreements of no less than 1.15-to-1 as measured on an annual basis. As of December 31, 2025 and 2024, the Company was in compliance with its financial debt covenant under this secured loan.

Debt Maturities

The Company will be required to repay the following principal amounts in connection with its debt obligations (in thousands):

2026	$	40,862
2027		41,756
2028		65,596
2029		40,098
2030		40,062
Thereafter		3,554,814
	$	3,783,188

9. FINANCIAL INSTRUMENTS

Other Secured Loans Swap

In October 2018, in connection with certain secured loans to finance the purchase of certain assets, the Company entered into a swap for $40.0 million notional effective November 1, 2018 with a termination date of November 1, 2028. The swap required the Company to pay a fixed rate of 4.99% and receive the total of LIBOR plus 1.62%, which totaled 3.97% as of December 31, 2018. The Company entered into this swap to hedge certain of its interest rate risks on its variable rate debt. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to its financial transactions. The Company has designated the interest rate swap as a cash flow hedge, and all changes in fair value are recognized in other comprehensive income until the hedged interest payments affect earnings.

In May 2023, the Company amended this secured loan and associated interest rate swap to replace the LIBOR reference rate with Term SOFR. The swap requires the Company to pay a fixed rate of 4.99% and receive the total of SOFR plus 1.70%, which totaled 5.52% as of December 31, 2025.

Prior to the May 2023 amendment the fair value of the swap was based on commonly quoted monthly LIBOR rates. Subsequent to this amendment, the fair value of the swap is based on commonly quoted monthly Term SOFR rates. Both the LIBOR and Term SOFR reference rates are considered observable inputs representing a Level 2 measurement within the fair value hierarchy. The fair value of the swap was less than $0.1 million and $0.7 million as of December 31, 2025 and 2024, respectively, and was included in other assets in the consolidated balance sheets. The total change in fair value of the swap's asset position included in accumulated other comprehensive loss was a decrease of $0.7 million, a decrease of $0.4 million and an increase of $0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company reclassified $0.3 million, $0.3 million and $0.3 million of the increase in fair value into net income during years ended December 31, 2025, 2024 and 2023, respectively, representing the amortization of the cash flow hedge fair value to net income.

Forward Foreign Exchange Contracts

The Company enters into forward foreign exchange contracts that economically hedge certain of its foreign currency risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to its financial transactions.

As of December 31, 2024, the Company had outstanding foreign exchange contracts related to the British Pound Sterling (GBP 4.6 million in exchange for $3.6 million at a weighted average exchange rate of $1 USD to 0.79 GPB). These contracts had a maturity of less than 12 months and are no longer outstanding as of December 31, 2025.

For forward foreign exchange contracts not designated as cash flow hedges, the Company recorded net (losses) gains of $(1.5) million, $(0.3) million and $3.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts were included in other (expense) income, net in the consolidated statements of operations.

In certain circumstances, the Company enters into contracts that are settled in currencies other than the functional or local currencies of the contracting parties. Accordingly, these contracts consist of the underlying operational contract and an embedded foreign currency derivative element. Hedge accounting is not applied to the embedded foreign currency derivative element. The Company recorded net gains (losses) of $0.1 million, $3.2 million and $1.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, in other income (expense), net in the consolidated statements of operations.

10. STOCKHOLDERS'/MEMBERS' EQUITY

Amendment and Restatement of Certificate of Incorporation

On September 12, 2023, the Company amended and restated its certificate of incorporation to, among other things, provide for the (a) authorization of 5,000,000,000 shares of Class A common stock with a par value of $0.00001 per share, (b) authorization of 5,000,000,000 shares of Class B common stock with a par value of $0.00001 per share, (c) authorization of 1,000,000,000 shares of preferred stock with a par value of $0.00001 per share, and (d) establishment of a board of directors consisting of eleven members, each of which will serve for one-year terms. On January 23, 2024, the board of directors increased the size of the board from eleven to thirteen.

Holders of TKO Class A common stock and holders of TKO Class B common stock are entitled to one vote per share on all matters on which shareholders generally are entitled to vote and, except as otherwise required, will vote together as a single class. Holders of TKO Class B common stock are not entitled to receive dividends and will not be entitled to receive any distributions upon the liquidation, dissolution or winding up of the affairs of the Company.

On September 12, 2023, the Company issued 83,161,123 shares of TKO Class A common stock to the historic WWE stockholders and 89,616,891 shares of TKO Class B common stock to EGH and certain of its subsidiaries.

Secondary Offering

In November 2023, the Company entered into an underwriting agreement (the "Underwriting Agreement") with TKO OpCo, Morgan Stanley & Co. LLC, as representative of the various underwriters (collectively, the "Underwriters"), and Mr. McMahon, in connection with the underwritten secondary offering by Mr. McMahon of 8,400,000 shares of TKO Class A common stock at an offering price of $79.80 per share (the "Secondary Offering"). The Secondary Offering closed on November 14, 2023. The Company did not offer any shares of TKO Class A common stock in the Secondary Offering and did not receive any proceeds from the sale of shares of Common Stock in the Secondary Offering.

Endeavor Share Purchases

In April 2024, WME IMG, LLC ("WME IMG"), an indirect subsidiary of EGH, entered into a stock purchase agreement with Vincent K. McMahon, pursuant to which WME IMG agreed to purchase 1,642,970 shares of TKO Class A common stock held by Mr. McMahon at a per share price of $89.01 for an aggregate amount of $146.2 million. In December 2024, WME IMG and Endeavor OpCo purchased 863,847 shares of TKO Class A common stock in the open market at an average per share price of $145.32 for an aggregate amount of $125.5 million. These shares of TKO Class A common stock purchased by WME IMG and Endeavor OpCo are included in the calculation of EGH's total voting interest in TKO as of December 31, 2024.

During the first quarter of 2025, Endeavor OpCo purchased 1,897,650 shares of TKO Class A common stock for an aggregate amount of $300.9 million under a Rule 10b5-1 trading plan. The trading plan was terminated on February 14, 2025. On June 3, 2025, Endeavor OpCo entered into a stock purchase agreement with Vincent K. McMahon, pursuant to which Endeavor OpCo purchased 1,579,080 shares of TKO Class A common stock held by Mr. McMahon at a per share price of $158.32 for an aggregate of $250.0 million. The transaction closed on June 4, 2025. These shares of TKO Class A common stock purchased by Endeavor OpCo are included in the calculation of EGH's total voting interest in TKO as of December 31, 2025.

Capital Return Program

TKO Share Repurchases

The following summarizes TKO's share repurchase activity during 2023 through 2025:

- In November 2023, pursuant to the Underwriting Agreement (defined above), the Company agreed to purchase 1,308,729 shares of TKO Class A common stock from the Underwriters, at a price of $76.41 per share, which was equal to the price being paid by the Underwriters to Mr. McMahon, resulting in an aggregate purchase price of approximately $100.0 million. The Company funded the share repurchase with approximately $100.0 million of borrowings under the Revolving Credit Facility. All shares repurchased have been retired.

- On April 7, 2024, the Company entered into a stock purchase agreement with Mr. McMahon, pursuant to which the Company agreed to purchase 1,853,724 shares of TKO Class A common stock held by Mr. McMahon at a per share price of $89.01 for an aggregate of $165.0 million. The Company funded the share repurchase with approximately $150.0 million of borrowings under the Revolving Credit Facility and with cash on hand. All shares repurchased have been retired.

- In October 2024, the Company announced that its board of directors had authorized a share repurchase program of up to $2.0 billion of the TKO Class A common stock. Share repurchases made under this program during 2025 are summarized below:

  o On September 4, 2025, the Company repurchased 141,922 shares of TKO Class A common stock in a privately negotiated transaction, at a price of $184.25 per share, resulting in an aggregate purchase price of approximately $26.1 million. All shares repurchased have been retired.

  o On September 15, 2025, the Company entered into an accelerated share repurchase agreement (the "ASR Agreement") with Morgan Stanley & Co. LLC to repurchase $800.0 million of shares of its Class A common stock. Under the ASR Agreement, the Company paid $800.0 million on September 16, 2025 and received an initial delivery of 3,161,430 shares. The transaction was completed on November 18, 2025, at which time the Company received 1,053,960 additional shares. The final number of shares delivered upon settlement of the $800.0 million ASR Agreement was determined based on the volume-weighted average price of $189.78 per share of the TKO Class A common stock during the term of the agreement, less a discount, and subject to customary adjustments pursuant to the terms and conditions of the ASR Agreement. The shares received were retired in the period they were delivered, and the up-front payment was accounted for as a reduction to stockholders' equity in the Company's consolidated balance sheet in the period the payments were made. The Company reflects the accelerated share repurchases ("ASRs") as a repurchase of Class A common stock in the period delivered for purposes of calculating earnings per share. The ASRs met all of the applicable criteria for equity classification under ASC 815-40, and therefore, was not accounted for as a derivative instrument.

  o On September 15, 2025, the Company entered into a Rule 10b5-1 trading plan providing for up to $174.0 million of repurchases of TKO Class A common stock, which commenced immediately following the completion of the ASR Agreement on November 18, 2025. As of December 31, 2025, 210,805 shares have been repurchased under the Rule 10b5-1 trading plan for an aggregate purchase price of $40.7 million based on an aggregate volume-weighted average price of $193.05 per share.

The Company will determine at its discretion the timing and the amount of any repurchases based on its evaluation of market conditions, share price, and other factors. Repurchases under the share repurchase program may be made in the open market, in privately negotiated transactions or otherwise, and the Company is not obligated to acquire any particular amount under the share repurchase program. The share repurchase program has no expiration, and may be modified, suspended, or discontinued at any time.

Quarterly Cash Dividend

In October 2024, the Company announced that its board of directors approved a quarterly cash dividend program pursuant to which holders of TKO Class A common stock would receive their pro rata share of approximately $75 million in quarterly distributions to be made by TKO OpCo. No dividends are declared or paid on the TKO Class B common stock, which does not have economic rights.

During 2025, the Company's board of directors declared quarterly cash dividends of $0.38, $0.38, $0.76, and $0.78 per share respectively. The dividend payments represented TKO's portion of pro rata distributions from TKO OpCo to its equity holders, which totaled approximately $75 million for each of the first and second quarters, and increased to approximately $150 million for each of the third and fourth quarters.

Principal Stockholder Contributions

During the years ended December 31, 2024 and 2023, the Company received cash contributions of $6.4 million and $5.8 million, and non-cash capital contributions of $1.5 million and $9.0 million, respectively. The cash contributions represented amounts reimbursed to the Company by Mr. McMahon, a former principal holder of TKO Class A common stock, in connection with and/or arising from the investigation conducted by a Special Committee of the former WWE board of directors. The non-cash capital contributions represented amounts paid personally by Mr. McMahon to certain counterparties. There were no contributions received from Mr. McMahon during the year ended December 31, 2025. See Note 22, *Related Party Transactions*, for additional information.

Net Parent Investment and Accumulated Other Comprehensive Loss

In connection with the Endeavor Asset Acquisition of the Acquired Businesses on February 28, 2025, and the retrospective combination of their results with TKO beginning on September 12, 2023 (the date of TKO's formation), the portion of net parent investment related to the Acquired Businesses as of September 12, 2023, totaling $1,552.1 million, was reclassified to nonredeemable non-controlling interest. Similarly, the portion of accumulated other comprehensive loss attributable to the Acquired Businesses as of that date, totaling $67.8 million, was also reclassified to nonredeemable non-controlling interest. These reclassifications reflect that TKO Class A common stockholders did not have an economic interest in the Acquired Businesses' historical activity prior to the closing date of the Endeavor Asset Acquisition. Following the close of the Endeavor Asset Acquisition on February 28, 2025, the balance of nonredeemable non-controlling interest related to the Acquired Businesses continues to represent EGH and its subsidiaries' retained economic interest, but is now held through TKO OpCo. As of December 31, 2025, this balance reflects EGH and its subsidiaries' ownership in TKO OpCo, which is exchangeable for shares of TKO Class A common stock.

TKO Ownership Interests

As of December 31, 2025, the Company owned 40.1% of TKO OpCo, and EGH and its subsidiaries owned 59.9% of TKO OpCo.

As of December 31, 2025, EGH and its subsidiaries collectively controlled 63.0% of the voting interests in TKO through their ownership of both Class A common stock and Class B common stock.

11. NON-CONTROLLING INTERESTS

Nonredeemable Non-Controlling Interest in the Acquired Businesses

For periods prior to the business acquisition of WWE on September 12, 2023, nonredeemable non-controlling interest represents the component of equity in the Acquired Businesses' subsidiaries held by third parties.

Nonredeemable Non-Controlling Interest in TKO OpCo

In connection with the business acquisition of WWE on September 12, 2023, the Company became the sole managing member of TKO OpCo and, as a result, consolidates the financial results of TKO OpCo. The Company reports a non-controlling interest representing the economic interest in TKO OpCo held by the other members of TKO OpCo. Beginning on September 12, 2023, in connection with the Endeavor Asset Acquisition, the nonredeemable non-controlling interest balance also includes the carrying amount of the Acquired Businesses' net parent investment and accumulated other comprehensive loss. TKO OpCo's operating agreement provides that holders of membership interests in TKO OpCo ("Common Units") may, from time to time, require TKO

OpCo to redeem all or a portion of their Common Units (and an equal number of shares of TKO Class B common stock) for shares of TKO Class A common stock on a one-for-one basis or, at the Company's option, in cash using proceeds received from a qualified offering of TKO Class A common stock. In connection with any redemption or exchange, the Company will receive a corresponding number of Common Units, increasing the total ownership interest in TKO OpCo. Changes in the ownership interest in TKO OpCo while the Company retains its controlling interest in TKO OpCo will be accounted for as equity transactions. As such, future redemptions or direct exchanges of Common Units in TKO OpCo by the other members of TKO OpCo will result in a change in ownership and reduce the amount recorded as non-controlling interest and increase additional paid-in capital.

Redeemable Non-Controlling Interest in the UFC

In July 2018, the Company received an investment of $9.7 million by third parties (the "Russia Co-Investors") in a newly formed subsidiary of the Company (the "Russia Subsidiary") that was formed to expand the Company's existing UFC business in Russia and certain other countries in the Commonwealth of Independent States. The terms of this investment provide the Russia Co-Investors with a put option to sell their ownership in the Russia Subsidiary. Following an initial five-year and six month holding period which has now lapsed, the put option is exercisable annually during a three-month window commencing six months after each anniversary of the investment's consummation (typically January through March). The purchase price of the put option is the greater of the total investment amount, defined as the Russia Co-Investors' cash contributions less cash distributions, or fair value. As of December 31, 2025 and 2024, the estimated redemption value was $34.4 million and $21.9 million, respectively.

The changes in carrying value of the redeemable non-controlling interest were as follows (in thousands):

Balance — December 31, 2022	$	9,908
Net income attributable to non-controlling interest holders		1,686
Balance — December 31, 2023	$	11,594
Net income attributable to non-controlling interest holders		2,234
Accretion		8,036
Balance — December 31, 2024	$	21,864
Net income attributable to non-controlling interest holders		6,183
Accretion		6,365
Balance — December 31, 2025	$	34,412

12. EARNINGS PER SHARE

Basic earnings per share is calculated utilizing net income (loss) available to common stockholders of the Company during the years ended December 31, 2025 and 2024 and during the period from September 12, 2023 through December 31, 2023, divided by the weighted average number of shares of TKO Class A common stock outstanding during the same period. Diluted earnings per share is calculated by dividing the net income (loss) available to common stockholders by the diluted weighted average shares outstanding during the same periods. The Company's outstanding equity-based compensation awards under its equity-based compensation arrangements (see Note 13, *Equity-based Compensation*) as well as outstanding shares of TKO Class B common stock were anti-dilutive during the periods.

On September 15, 2025, the Company entered into the ASR Agreement with Morgan Stanley & Co. LLC to repurchase $800.0 million of TKO Class A common stock. On September 16, 2025, the Company paid $800 million and received an initial delivery of 3,161,430 shares and final delivery of an additional 1,053,960 shares on November 18, 2025 based on the volume-weighted average price of TKO Class A common stock during the term of the ASR Agreement. The shares received were immediately retired and reduced weighted-average shares outstanding. Refer to Note 10, *Stockholders' Equity* for further information related to the ASR Agreement.

The following table presents the computation of based and diluted net earnings (loss) per share and weighted average number of shares of the Company's common stock outstanding for the periods presented (dollars in thousands, except share and per share data):

	Year Ended December 31, 2025	Year Ended December 31, 2024	Period From September 12 - December 31, 2023
Numerator			
Net income (loss) attributable to TKO Group Holdings, Inc.	$ 195,403	$ 9,408	$ (35,227)
Effect of dilutive securities:			
Adjustment to net income attributable to TKO Group Holdings, Inc. from the assumed conversion of Class B shares	242,811	(6,613)	—
Net income (loss) attributable to TKO Group Holdings, Inc. used in computing diluted earnings (loss) per share	$ 438,214	$ 2,795	$ (35,227)
Denominator			
Weighted average Class A Common Shares outstanding - Basic	80,818,190	81,340,472	82,808,019
Effect of dilutive securities:			
Additional shares from RSUs and PSUs, as calculated using the treasury stock method	1,324,573	917,177	—
Additional shares from the assumed conversion of Class B shares	111,868,309	89,616,891	—
Weighted average number of shares used in computing diluted earnings (loss) per share	194,011,072	171,874,540	82,808,019
Basic earnings (loss) per share	$ 2.42	$ 0.12	$ (0.43)
Diluted earnings (loss) per share	$ 2.26	$ 0.02	$ (0.43)
Securities that are anti-dilutive this period			
Unvested RSUs	2,171	—	1,636,626
Unvested PSUs	—	—	327,403
TKO Class B Common Shares	—	—	89,616,891

13. EQUITY-BASED COMPENSATION

In connection with the initial public offering of EGH, EGH's board of directors adopted the EGH 2021 Incentive Award Plan, which became effective April 28, 2021 and was amended and restated effective April 24, 2023 (the "EGH 2021 Plan"). Under the EGH 2021 Plan, EGH granted stock options and RSUs to certain employees and service providers of TKO OpCo.

In addition to the WWE Replacement Awards described in Note 2, *Summary of Significant Accounting Policies*, the Company's Board of Directors approved and adopted the TKO 2023 Incentive Award Plan (the "TKO 2023 Plan") on September 12, 2023. A total of 10,000,000 shares of TKO Class A common stock have been authorized for issuance under the TKO 2023 Plan. The TKO 2023 Plan provides for the grant of incentive or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, other stock or cash based awards and dividend equivalents. Awards may be granted under the TKO 2023 Plan to directors, officers, employees, consultants, advisors and independent contractors of the Company and its affiliates (including TKO OpCo and its subsidiaries).

Equity-based compensation expense by plan, which is included within selling, general and administrative expenses on the Company's consolidated statements of operations, consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
EGH 2021 Plan	$ 3,518	$ 14,877	$ 25,875
Replacement Awards under WWE 2016 Plan	9,993	27,746	31,747
TKO 2023 Plan	102,769	59,964	6,724
Other awards (1)	1,308	879	166
Equity-based compensation expense	$ 117,588	$ 103,466	$ 64,512

(1) Represents equity-based compensation expense related to awards granted under historical compensation plans of the Acquired Businesses.

As of December 31, 2025, total unrecognized equity-based compensation expense for unvested awards and the related remaining weighted average period for expensing is summarized below (dollars in thousands):

	Unrecognized Compensation Costs	Period Remaining (in years)
EGH 2021 Plan	$ 1,479	0.90
Replacement Awards under WWE 2016 Plan	3,534	0.55
TKO 2023 Plan	227,995	2.21
Equity-based unrecognized compensation expense	$ 233,008	

EGH 2021 Plan

The terms of each award, including vesting and forfeiture, are determined by the administrator of the EGH 2021 Plan. Key grant terms include one or more of the following: (a) time-based vesting over a two- to five-year period; (b) market-based vesting conditions at graduated levels upon the EGH's attainment of certain market price per share thresholds; and (c) expiration dates (if applicable). Granted awards may include time-based vesting conditions only, market-based vesting conditions only, or both.

In connection with the Endeavor Asset Acquisition, TKO assumed each unvested EGH RSU previously issued to employees and independent contractors or former service providers related to the Acquired Businesses and converted into TKO RSUs with similar terms and conditions. EGH retained the obligations for settling all EGH PSUs, EGH options, and EGH phantom equity awards. The expense related to these awards is pushed down to the business unit of TKO where the employee or independent contractor provides services as a deemed equity contribution. Following the close of the Endeavor Asset Acquisition, the compensation expense related to the awards retained by EGH will continue to be pushed down to TKO as employees continue to provide services to the entity.

With respect to EGH RSUs held by the Acquired Businesses' employee or contractor, each EGH RSU was exchanged for 0.22 TKO RSUs at the time of the consummation of the Endeavor Asset Acquisition.

The following table summarizes the RSU award activity under the EGH 2021 Plan for the year ended December 31, 2025:

	Time Vested RSUs		Market / Market and Time Vested RSUs	
	Units	Weighted-Average Grant-Date Fair Value	Units	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2025	1,121,836	$ 21.59	129,305	$ 25.12
Vested	(386,470)	$ 23.85	—	$ —
Forfeited	(735,366)	$ 20.40	(129,305)	$ 25.27
Outstanding at December 31, 2025	—	$ —	—	$ —

The following table summarizes the stock option award activity under the EGH 2021 Plan for the year ended December 31, 2025:

	Stock Options	
	Units	Weighted-Average Exercise Price
Outstanding at January 1, 2025	493,082	$ 25.19
Exercised	(406,766)	$ 24.00
Forfeited	(86,316)	$ 30.80
Outstanding at December 31, 2025	—	$ —

The total grant-date fair value of RSUs and stock options which vested under the EGH 2021 Plan during the years ended December 31, 2025, 2024 and 2023 was $9.2 million, $17.4 million and $18.7 million, respectively. The total intrinsic value of RSUs and stock options which vested under the EGH 2021 Plan during the years ended December 31, 2025, 2024 and 2023 was $11.7 million, $12.7 million and $8.4 million, respectively.

WWE 2016 Plan

Prior to the TKO Transactions, the terms of each WWE award, including vesting and forfeiture, were determined by the administrator of WWE's 2016 Omnibus Incentive Plan (the "WWE 2016 Plan").

There have been no changes to the terms of the WWE Replacement Awards during the year ended December 31, 2024. Key grant terms include one or more of the following: (a) time-based vesting over a one- to five-year period; (b) market-based vesting conditions at graduated levels upon the Company's attainment of certain market price per share thresholds; and (c) expiration dates (if applicable). Granted awards may include time-based vesting conditions only, market-based vesting conditions only, or both.

The following table summarizes the RSU award activity under the WWE 2016 Plan for the year ended December 31, 2025:

	Time Vested RSUs	
	Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2025	252,600	$ 100.65
Vested	(176,326)	$ 100.65
Forfeited	(1,379)	$ 100.65
Outstanding at December 31, 2025	74,895	$ 100.65

The total grant-date fair value of RSUs which vested under the WWE 2016 Plan during the years ended December 31, 2025, 2024 and 2023 was $17.7 million, $26.2 million, and $21.1 million, respectively. The total intrinsic value of RSUs which vested under the WWE 2016 Plan during the years ended December 31, 2025, 2024 and 2023 was $30.3 million, $24.9 million, and $17.0 million, respectively.

The following table summarizes the PSU award activity under the WWE 2016 Plan for the year ended December 31, 2025:

	Time Vested PSUs	
	Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2025	184,480	$ 126.94
Vested	(109,330)	$ 143.10
Achievement Adjustment	(75,150)	$ 211.62
Outstanding at December 31, 2025	—	$ —

The total grant-date fair value of PSUs which vested under the WWE 2016 Plan during the years ended December 31, 2025, 2024 and 2023 was $15.6 million, $13.8 million and $5.5 million, respectively. The total intrinsic value of PSUs which vested under the WWE 2016 Plan during the years ended December 31, 2025, 2024 and 2023 was $20.4 million, $13.1 million and $4.4 million, respectively.

TKO 2023 Plan

The terms of each award, including vesting and forfeiture, are determined by the administrator of the TKO 2023 Plan. Key grant terms include time-based vesting over a six-month to four-year period.

In connection with the Endeavor Asset Acquisition, the Company converted each EGH RSU held by employees of the Acquired Businesses and independent contractors who provide services to the Acquired Businesses (in each case as of the closing of the Endeavor Asset Acquisition) into TKO RSUs of equal value and on the same vesting conditions. The value of these was determined using the merger consideration in the Endeavor Take-Private and the volume-weighted average sales price of TKO Class A common stock for the twenty-five trading days ending on October 23, 2024. Effective March 1, 2025, any equity-based compensation expense associated with these awards is included as part of the TKO 2023 Plan in the table above.

Upon the close of the Endeavor Asset Acquisition, the Company issued 160,455 shares of TKO Class A common stock for an aggregate value of $23.5 million to NFL Properties LLC ("NFLP"), as set forth in the Endeavor Asset Acquisition Agreement (such shares, the "NFLP Shares"). Two-thirds of the NFLP Shares were issued with restrictive legends that prohibit NFLP from transferring (i) one-third of the NFLP Shares on or before the 18-month anniversary of the consummation of the Endeavor Asset Acquisition and (ii) one-third of the NFLP Shares on or before the 36-month anniversary of the consummation of the Endeavor Asset Acquisition. The value of these shares was recorded as a component of other current assets and other assets in the Company's consolidated balance sheet during the first quarter of 2025 and will be amortized through 2036. During the year ended December 31, 2025, the Company recorded equity-based compensation expenses of approximately $2.0 million associated with the issuance of the NFLP Shares, which are included within direct operating costs in the Company's consolidated statements of operations.

In January 2024, WWE entered into an Independent Services Contractor and Merchandising Agreement (the "DJ Services Agreement") with Dwayne Johnson, a member of the Company's board of directors, pursuant to which Mr. Johnson agreed to provide to WWE certain promotional and other services. See Note 22, *Related Party Transactions*, for further discussion. As consideration for Mr. Johnson's services provided under the DJ Services Agreement, the Company granted Mr. Johnson RSUs for an aggregate value of $30.0 million. During the years ended December 31, 2025 and 2024, the Company recorded equity-based compensation expenses of approximately $4.0 million and $17.7 million, respectively, associated with these RSUs, which are included within direct operating costs in the Company's consolidated statements of operations. The units associated with these awards are included in the table below.

The following table summarizes the RSU award activity under the TKO 2023 Plan for the year ended December 31, 2025:

| | Time Vested RSUs | | |
	Units		Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2025	2,107,009	$	92.51
Granted	1,161,256	$	159.21
Vested	(751,925)	$	89.47
Forfeited	(26,324)	$	119.37
Outstanding at December 31, 2025	2,490,016	$	124.05
Vested and exercisable at December 31, 2025	197,383	$	87.23

The weighted average grant-date fair value of RSUs granted under the TKO 2023 Plan during the years ended December 31, 2024 and 2023 was $91.95 and $91.23, respectively.

The total grant-date fair value of RSUs which vested under the TKO 2023 Plan during the years ended December 31, 2025 and 2024 was $67.3 million and $36.7 million, respectively. The total intrinsic value of RSUs which vested under the TKO 2023 Plan during the years ended December 31, 2025 and 2024 was $123.2 million and $42.5 million, respectively. No RSUs vested under the TKO 2023 Plan during the year ended December 31, 2023.

14. EMPLOYEE BENEFITS

From January through March 2025, the Company sponsored two 401(k) defined contribution plans (the "Legacy Plans") covering substantially all of its employees. Under the Legacy Plans, participants were allowed to make contributions based on a percentage of their salaries, subject to a statutorily prescribed annual limit. The Company made matching contributions of 50% of each participant's contributions under the Legacy Plans, up to 5% of eligible compensation (maximum 2.5% matching contributions) for UFC participants, and up to 6% of eligible compensation (maximum 3% matching contributions) for WWE participants.

In April 2025, the Legacy Plans merged to form the TKO 401(k) Retirement Plan (the "Plan"). The Company makes matching contributions of 50% of each participant's contributions under the Plan, up to 6% of eligible compensation (maximum 3% matching contributions) for all participants.

In connection with the Endeavor Asset Acquisition, employees of the Acquired Businesses continued to participate in the Endeavor 401(k) plan throughout 2025. Under the Endeavor plan, the Company made matching contributions of 50% of each participant's contributions, up to 4% of eligible compensation (maximum 2% matching contributions) for participants of the Acquired Businesses.

The Company may also make additional discretionary contributions to its defined contribution plans. Employer matching contributions and discretionary contributions were $14.1 million, $13.1 million and $9.4 million during the years ended December 31, 2025, 2024 and 2023, respectively.

15. INCOME TAXES

TKO Group Holdings, Inc. was incorporated as a Delaware corporation in March 2023. As the sole managing member of TKO OpCo, TKO Group Holdings, Inc. ultimately controls the business affairs of TKO OpCo. TKO Group Holdings, Inc. is subject to corporate income taxes on its share of taxable income of TKO OpCo. TKO OpCo is treated as a partnership for U.S. federal income tax purposes and is therefore generally not subject to U.S. corporate income tax. TKO OpCo's foreign subsidiaries are subject to entity-level taxes. TKO OpCo's U.S. subsidiaries are subject to withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes. TKO OpCo is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

As discussed in Note 4, *Acquisition of WWE*, the TKO Transactions are accounted for as a reverse acquisition of WWE using the acquisition method of accounting in accordance with ASC 805. As a result, TKO recorded a fair value step-up on the acquired WWE net assets in the amount of $3.3 billion and deferred tax liabilities in the amount of $379.6 million, all of which was recorded through goodwill as of the Closing Date.

For the years ended December 31, 2025, 2024 and 2023, the effective tax rate was 12.2%, (17.7)%, and 19.9%, respectively.

Income (loss) before income taxes includes the following components (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
United States	$ 574,626	$ (265,532)	$ 124,736
Foreign	31,998	55,327	42,247
Total income (loss) before income taxes	$ 606,624	$ (210,205)	$ 166,983

As further described in Note 3, *Recent Accounting Pronouncements*, the Company has elected to prospectively adopt the guidance in ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Taxes Disclosures.* Accordingly, the income tax disclosures in the applicable tables presented below for the current year are presented in accordance with the guidance in ASU 2023-09, while prior year disclosures are disclosed in accordance with guidance prior to the adoption of ASU 2023-09.

The income tax provision for year ended December 31, 2025 consists of the following in accordance with the guidance in ASU 2023-09 (in thousands):

	Year Ended December 31, 2025
Current:	
U.S. federal	$ 32,463
State and local	10,977
Foreign	40,475
Total Current	83,915
Deferred:	
U.S. federal	(1,053)
State and local	(6,082)
Foreign	(3,009)
Total Deferred	(10,144)
Total provision for income taxes	$ 73,771

The income tax provision for years ended December 31, 2024 and 2023 consists of the following in accordance with guidance prior to the adoption of ASU 2023-09 (in thousands):

		Year Ended December 31,		
		2024		2023
Current:				
U.S. federal, state and local	$	38,510	$	5,694
Foreign		68,162		28,280
Total Current		106,672		33,974
Deferred:				
U.S. federal, state and local		(62,439)		(7,883)
Foreign		(6,978)		7,105
Total Deferred		(69,417)		(778)
Total provision for income taxes	$	37,255	$	33,196

The following table is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective rate for the year ended December 31, 2025 in accordance with the guidance in ASU 2023-09.

The Company's effective tax rate differs from the U.S. federal statutory rate primarily due to partnership income not subject to income tax and withholding taxes in foreign jurisdictions that are not based on net income. The effective tax rate based on the actual provision shown in the consolidated statements of operations differs from the U.S. statutory federal income tax rate as follows (in thousands):

		Year Ended December 31, 2025	
		Amount	%
Earnings from continuing operations, before income tax expense	$	606,624	
U.S Federal Statutory Tax Rate		127,392	21.0%
United States			
State and Local Income Taxes (1)		3,199	0.5%
Federal			
Effect of Cross-Border Tax Laws:			
Foreign Derived Intangible Income Deduction		(6,502)	(1.1)%
Other		6,205	1.0%
Tax Credits			
Foreign Tax Credit		(15,686)	(2.6)%
Changes in Valuation Allowances		(986)	(0.1)%
Non Taxable or Nondeductible Items			
Nondeductible compensation (162M)		9,599	1.6%
Partnership Income Not Subject to Tax		(68,531)	(11.3)%
Equity-based compensation		(8,178)	(1.3)%
Other		1,388	0.2%
Other Adjustments		(803)	(0.1)%
Saudi Arabia			
Withholding Tax		15,677	2.6%
Other		(13)	(0.0)%
Other Foreign Jurisdictions		11,512	1.9%
Changes in Unrecognized Tax Benefits		(502)	(0.1)%
Income Tax Expense	$	73,771	12.2%

(1)   In 2025, state and local taxes in California, New York and New Jersey made up the majority (greater than 50 percent) of the tax effect in this category.

The following table is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective rate for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 (in thousands):

| | Year Ended December 31, | |
	2024	2023
U.S. statutory federal income tax of 21%	$ (44,142)	$ 35,066
Partnership income not subject to tax	40,115	(60,382)
Tax impact of foreign operations	42,970	42,898
UK ORIP Tax	2,894	1,215
Provision to return	1,333	2,145
Permanent differences	2,863	2,029
Nondeductible officers compensation	7,943	4,465
Equity method investments	435	(2,686)
Third party ownership reversal	—	(167)
Opening balance remeasurement	—	4,270
Valuation allowance	20,551	(1,180)
Unrecognized tax benefits	2,428	3,836
U.S. state and local taxes	(7,921)	176
Foreign tax credit, net of expiration	(25,606)	—
Other	(6,608)	1,511
Total provision for income taxes	$ 37,255	$ 33,196

Principal components of deferred tax assets and liabilities are as follows (in thousands):

| | As of December 31, | |
	2025	2024
Deferred tax assets:		
Compensation and severance	$ 16,037	$ 14,382
Net operating loss, capital loss and tax credits carried forward	47,643	50,853
Lease liability	30,427	35,404
Accrued expenses	15,500	30,880
Other	3,689	6,077
Total gross deferred tax assets	113,296	137,596
Less: valuation allowance	(44,958)	(36,616)
Net deferred tax assets	68,338	100,980
Deferred tax liabilities:		
Property, buildings, and equipment	(28,257)	(35,022)
Loss contracts	—	(7,793)
Intangible assets	(291,497)	(374,606)
Lease asset	(29,068)	(34,201)
Investments	(10,424)	(7,755)
Other liabilities	(6,305)	—
Net deferred tax liabilities	(365,551)	(459,377)
Total net deferred tax (liabilities) assets	$ (297,213)	$ (358,397)

As of December 31, 2025 and 2024, the Company had net operating losses of $89.6 million and $71.4 million, respectively, which expire over various time periods ranging from 5 years to no expiration. In addition, as of December 31, 2025, the Company has foreign tax credit carryforwards of $27.8 million, which expire in years 2032 through 2035.

ASC 740 requires that a valuation allowance be recorded against deferred tax assets when it is more likely than not that some or all of the Company's deferred tax asset will not be realized upon available positive and negative evidence. After reviewing all available positive and negative evidence as of December 31, 2025 and 2024, the Company recorded a valuation allowance of $45.0 million and $36.6 million, respectively, against foreign tax credits and certain net operating losses.

The Company had unrecognized tax benefits of $36.7 million, $38.0 million and $39.3 million, respectively, as of December 31, 2025, 2024 and 2023. The aggregate changes to the liability for unrecognized tax benefits, excluding interest and penalties, were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Beginning balance	$ 37,962	$ 39,250	$ 34,749
Acquisitions	—	—	2,549
Gross increases	7,144	10,042	9,268
Gross decreases	(3,119)	(4,335)	(274)
Lapse of statue of limitations	(5,540)	(6,946)	(7,472)
Translation adjustments	206	(49)	430
Ending balance	$ 36,653	$ 37,962	$ 39,250

The Company recognizes interest and penalties related to uncertain tax benefits in its provisions for income taxes. The Company had accrued interest and penalties of $14.4 million and $12.9 million as of December 31, 2025 and 2024, respectively.

Of the $51.0 million combined unrecognized tax benefits and accrued interest and penalties as of December 31, 2025, $42.3 million is subject to an offsetting indemnity asset, as set forth in the Endeavor Asset Acquisition Agreement, which is included as a component of Other assets on the Company's consolidated balance sheets.

The Company is regularly audited by domestic and foreign taxing authorities. Audits may result in tax assessments in excess of amounts claimed and the payment of additional taxes. The Company believes that its tax return positions comply with applicable tax law and that it has adequately provided for reasonably foreseeable assessments of additional taxes. Additionally, the Company believes that any assessments in excess of the amounts provided for will not have a material adverse impact in the consolidated financial statements.

The Company is subject to taxation in various state and foreign jurisdictions. As of December 31, 2025, the Company is generally subject to review by U.S. federal taxing authorities for the years 2020 through 2022.

ASU 2023-09 also requires disclosure of disaggregated income tax payment which is shown below for the year ended December 31, 2025. Refer to the accompanying consolidated statements of cash flows for the disclosure of income taxes paid for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2025
US Federal:	
Federal	$ 10,372
State	6,913
Foreign:	
Saudi Arabia	14,908
Canada	3,693
Other	21,438
Total income taxes paid	$ 57,324

Other Matters

On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022 ("IRA"). The IRA, in addition to other provisions, creates a 15% corporate alternative minimum tax ("CAMT") on adjusted financial statement income for applicable corporations. The CAMT is effective for tax years beginning after December 31, 2022. The Company will continue to assess the potential tax effects of the CAMT on the Company's consolidated financial statements.

In December 2022, the Organization for Economic Co-operation and Development ("OECD") proposed Global Anti-Base Erosion Rules, which provides for changes to numerous long-standing tax principles including the adoption of a global minimum tax rate of 15% for multinational enterprises ("GloBE rules"). Various jurisdictions have adopted or are in the process of enacting legislation to adopt GloBE rules and other countries are expected to adopt GloBE rules in the future. While changes in tax laws in the various countries in which the Company operates can negatively impact the Company's results of operations and financial position in future periods, the Company's impact related to the adoption of the GloBE rules was not material to the Company's consolidated financial position. In June 2025, the G7 and the U.S. Department of the Treasury issued a statement that outlined a shared understanding to exclude U.S. parented groups from certain aspects of the Pillar 2 global minimum tax rules (the "G7 Statement").

The Company will continue to monitor developments related to the G7 Statement, which has not yet been incorporated into the OECD framework. As countries continue to enact and refine the Pillar 2 rules, the Company will evaluate the impact on its financial position. Recent G7 Country (Canada, France, Germany, Italy, Japan and the UK) statements released a side-by-side (SbS) safe harbor that exempts certain U.S.-parented groups from these rules. The side-by-side Safe Harbor provides that Multinational Enterprise Groups with an Ultimate Parent Entity (UPE) in a jurisdiction with qualified SbS regime will not be subject to the Income Inclusion Rule and Undertaxed Profits Rule if they elect the SbS Safe Harbor, applicable as of the beginning of 2026. The Company continues to monitor United States and global legislative actions as well as administrative guidance related to Pillar Two for potential impacts.

16. REVENUE

The Company derives its revenue principally from the following sources: (i) media rights and content fees associated with the distribution of content, (ii) ticket sales at live events and site fees, (iii) partnerships and marketing sales, and (iv) consumer products licensing.

Disaggregated Revenue

The following table presents the Company's revenue disaggregated by primary revenue sources (in thousands):

| | Year Ended December 31, 2025 | | | | |
	UFC	WWE	IMG	Corporate & Other	Total
Media rights, production and content	$ 907,659	$ 1,000,565	$ 672,761	$ 24,131	$ 2,605,116
Live events and hospitality	232,937	412,822	611,273	82,424	$ 1,339,456
Partnerships and marketing	314,271	159,583	68,956	45,706	$ 588,516
Consumer products licensing and other	47,294	136,425	14,269	46,801	$ 244,789
Eliminations	—	—	—	—	(42,726)
Total	$ 1,502,161	$ 1,709,395	$ 1,367,259	$ 199,062	$ 4,735,151

| | Year Ended December 31, 2024 | | | | |
	UFC	WWE	IMG	Corporate & Other	Total
Media rights, production and content	$ 879,427	$ 865,460	$ 721,254	$ 32,264	$ 2,498,405
Live events and hospitality	220,400	338,555	1,156,774	75,350	1,791,079
Partnerships and marketing	251,407	82,991	73,328	37,159	444,885
Consumer products licensing and other	55,007	111,094	18,874	25,501	210,476
Eliminations	—	—	—	—	(60,604)
Total	$ 1,406,241	$ 1,398,100	$ 1,970,230	$ 170,274	$ 4,884,241

| | Year Ended December 31, 2023 | | | | |
	UFC	WWE	IMG	Corporate & Other	Total
Media rights, production and content	$ 870,551	$ 249,496	$ 692,224	$ 15,870	$ 1,828,141
Live events and hospitality	167,942	87,705	650,585	81,524	987,756
Partnerships and marketing	196,296	17,957	79,103	26,397	319,753
Consumer products licensing and other	57,412	27,609	15,198	8,196	108,415
Eliminations	—	—	—	—	(19,269)
Total	$ 1,292,201	$ 382,767	$ 1,437,110	$ 131,987	$ 3,224,796

Remaining Performance Obligations

The transaction price related to the Company's future performance obligations does not include any variable consideration related to sales or usage-based royalties. The variability related to these sales or usage-based royalties will be resolved in the periods when the licensee generates sales related to the intellectual property license.

The following table presents the aggregate amount of the transaction price allocated to remaining performance obligations for contracts greater than one year with unsatisfied or partially satisfied performance obligations as of December 31, 2025 (in thousands):

2026	$	3,343,921
2027		3,159,081
2028		2,967,577
2029		2,634,614
2030		1,695,148
Thereafter		2,911,869
Total remaining performance obligations	$	16,712,210

Revenue from Prior Period Performance Obligations

The Company did not recognize any significant revenue from performance obligations satisfied in prior periods during the years ended December 31, 2025, 2024 and 2023.

Contract Assets

Contract assets (i.e., unbilled receivables) are established when revenue is recognized, but due to contractual terms over the timing of invoicing, the Company does not have right to invoice the customer or the right to payment of consideration for goods and services provided from the customer as of the balance sheet date. As of December 31, 2025 and 2024, contract assets were $71.3 million and $32.3 million, respectively, and were included in accounts receivable, net on the Company's consolidated balance sheets.

Contract Liabilities (Deferred Revenues)

The Company records deferred revenue when cash payments are received or due in advance of the Company's performance. The Company's deferred revenue balance primarily relates to advance payments received related to its content distribution rights agreements, live events and hospitality arrangements, consumer products licensing agreements and partnerships and marketing arrangements, as well as memberships for the Company's subscription services. Deferred revenue is included within current liabilities and in other long-term liabilities in the consolidated balance sheets. Total deferred revenue as of December 31, 2025 was $703.2 million. Total deferred revenue as of December 31, 2024 was $470.7 million, of which $374.4 million was recognized as revenue during the fiscal year ended December 31, 2025.

17. RESTRUCTURING CHARGES

Beginning in the third quarter of 2023, the Company implemented an ongoing cost reduction program, primarily related to realizing synergy opportunities and integrating the combined operations of WWE and UFC, which resulted in the recording of termination benefits for a workforce reduction of certain employees and contract termination costs for independent contractors in the WWE segment and Corporate group. As a result, the Company recorded restructuring charges of $10.4 million, $17.3 million and $41.4 million, respectively, for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts include equity-based compensation expenses of $0.0 million, $3.3 million and $19.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. These restructuring charges are recorded in accrued liabilities and additional paid-in-capital on the consolidated balance sheets and within direct operating costs and selling, general and administrative expenses in the consolidated statements of operations, respectively.

Changes in the Company's restructuring liability through December 31, 2025 were as follows (in thousands):

Balance — December 31, 2023	$	9,725
Restructuring charges (excluding share-based compensation expense)		13,978
Payments		(20,471)
Balance — December 31, 2024	$	3,232
Restructuring charges (excluding share-based compensation expense)		10,489
Payments		(10,516)
Balance — December 31, 2025	$	3,205

18. CONTENT PRODUCTION INCENTIVES

The Company has access to various governmental programs that are designed to promote content production within the United States of America and certain international jurisdictions. These programs primarily consist of nonrefundable tax credits issued by a jurisdiction on an annual basis for qualifying expenses incurred during the year in the production of certain entertainment content created in whole or in part within the jurisdiction. The Company recognizes these benefits when we have reasonable assurance regarding the realizable amount of the tax credits.

During the years ended December 31, 2025, 2024 and 2023, the Company recorded content production incentives of $16.6 million, $13.6 million and $13.1 million, respectively, related to qualifying content production activities in the WWE segment. These incentives are recorded as an offset to production expenses within direct operating costs on the Company's consolidated statements of operations.

During the years ended December 31, 2025 and 2024, the Company recorded infrastructure improvement incentives of $12.1 million and $11.0 million, respectively, related to qualifying capital expenditures associated with the buildout of WWE's leased corporate headquarters and media production facilities. These incentives are recorded as an offset to property, buildings and equipment, net in the consolidated balance sheets.

19. SEGMENT INFORMATION

Prior to the Endeavor Asset Acquisition, the Company identified two reportable segments: UFC and WWE, to align with how the Company's chief operating decision maker (the "CODM"), the Chief Executive Officer, managed the businesses, evaluated financial results, and made key operating decisions. Subsequent to the Endeavor Asset Acquisition and effective February 28, 2025, the Company identified three reportable segments—UFC, WWE and IMG—to align with how the Company's CODM manages the businesses, evaluates financial results, and makes key operating decisions. The UFC segment consists entirely of the operations of the Company's UFC business and the WWE segment consists entirely of the operations of the Company's WWE business. The IMG segment consists of the operations of the IMG business and On Location.

The Company also reports the results for the "Corporate and Other" group. The Corporate and Other group reflects operations not allocated to the UFC, WWE or IMG segments and primarily consists of general and administrative expenses as well as operations of PBR and boxing. Boxing includes the joint venture with Sela Company for the Zuffa Boxing brand as well as promotional services TKO provides for boxing events.

Revenue from our Corporate and Other group principally consists of media rights fees associated with the distribution of PBR's programming content; ticket sales and site fees associated with live events; partnerships and marketing; and consumer products licensing agreements of PBR-branded products. Revenue also consists of management and promotional fees for services primarily related to boxing.

General and administrative expenses relate largely to corporate activities, including information technology, facilities, legal, human resources, finance and accounting, treasury, investor relations, corporate communications, community relations and compensation to TKO's management and board of directors, which support all reportable segments. Corporate and Other expenses also include service fees paid by the Company to EGH and its subsidiaries under the Services Agreement, inclusive of fees paid for revenue producing services related to the segments. On the closing date of the Endeavor Asset Acquisition, the Services Agreement between EGH and TKO OpCo was terminated and the Transition Services Agreement was entered into between the EGH Parties, TWI and the TKO Parties.

The profitability measure employed by the Company's CODM for allocating resources and assessing operating performance is Adjusted EBITDA. The Company defines Adjusted EBITDA as net income, excluding income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger and acquisition costs, certain legal costs, restructuring, severance and impairment charges, and certain other items when applicable. Adjusted EBITDA includes amortization expenses directly related to supporting the operations of the Company's segments, including content production asset amortization. The Company's CODM considers budget-to-actual and quarter-over-quarter variances when making decisions about allocating capital and personnel to the segments. The Company believes the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view the Company's segment performance in the same manner as the Company's CODM to evaluate segment performance and make decisions about allocating resources. Additionally, the Company believes that Adjusted EBITDA is a primary measure used by media investors, analysts and peers for comparative purposes.

The Company does not disclose assets by segment information. The Company does not provide assets by segment information to the Company's CODM, as that information is not typically used in the determination of resource allocation and assessing business performance of each reportable segment. A significant portion of the Company's assets represent goodwill and intangible assets arising from the TKO Transactions and the Endeavor Asset Acquisition.

The following tables present summarized financial information for each of the Company's reportable segments (in thousands)

UFC

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue	$	1,502,161	$	1,406,241	$	1,292,201
Direct operating costs (1)		433,173		430,223		383,388
Selling, general and administrative expenses (1)		218,037		175,024		153,149
Adjusted EBITDA		850,951		800,994		755,664

WWE

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue	$	1,709,395	$	1,398,100	$	382,767
Direct operating costs (1)		495,671		426,900		125,685
Selling, general and administrative expenses (1)		317,225		290,032		94,101
Adjusted EBITDA		896,499		681,168		162,981

IMG

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue	$	1,367,259	$	1,970,230	$	1,437,110
Direct operating costs (1)		878,600		1,644,187		986,151
Selling, general and administrative expenses (1)		328,690		374,013		329,812
Adjusted EBITDA		159,969		(47,970)		121,147

(1)   Direct operating costs and selling, general and administrative expenses included in the measure of Adjusted EBITDA for each segment excludes reconciling items included in the reconciliation of segment profitability below.

Revenue

		Year Ended December 31,				
		2025		**2024**		**2023**
UFC	$	1,502,161	$	1,406,241	$	1,292,201
WWE		1,709,395		1,398,100		382,767
IMG		1,367,259		1,970,230		1,437,110
Total revenue from reportable segments		4,578,815		4,774,571		3,112,078
Corporate and Other		199,062		170,274		131,987
Eliminations		(42,726)		(60,604)		(19,269)
Total revenue	$	4,735,151	$	4,884,241	$	3,224,796

Reconciliation of segment profitability

	Year Ended December 31,					
		2025		**2024**		**2023**
UFC	$	850,951	$	800,994	$	755,664
WWE		896,499		681,168		162,981
IMG		159,969		(47,970)		121,147
Total Adjusted EBITDA from reportable segments		1,907,419		1,434,192		1,039,792
Corporate and Other		(322,162)		(352,261)		(192,019)
Total Adjusted EBITDA		1,585,257		1,081,931		847,773
Reconciling items:						
Equity earnings of affiliates		(13,437)		(4,461)		(9,212)
Interest expense, net		(202,724)		(235,792)		(229,605)
Depreciation and amortization		(484,990)		(457,925)		(224,051)
Equity-based compensation expense (1)		(117,588)		(103,466)		(64,512)
Merger acquisition and earn-out costs (2)		(51,722)		(21,173)		(85,474)
Certain legal costs (3)		(60,395)		(401,062)		(38,721)
Restructuring, severance and impairment (4)		(14,122)		(45,674)		(48,416)
Debt transaction costs (5)		(8,718)		(16,230)		—
Foreign exchange (losses) and gains (6)		(13,701)		(9,939)		14,811
Other adjustments (7)		(11,236)		3,586		4,390
Income (loss) before income taxes and equity earnings of affiliates	$	606,624	$	(210,205)	$	166,983

(1) Equity-based compensation represents non-cash compensation expense for awards issued under Endeavor's 2021 Plan subsequent to its April 28, 2021 IPO, for the WWE Replacement Awards and for awards issued under the 2023 Incentive Award Plan. For the years ended December 31, 2025 and 2024, equity-based compensation includes $4.0 million and $17.7 million, respectively, of expense associated with certain services provided by an independent contractor in the WWE segment. For the years ended December 31, 2024 and 2023, equity-based compensation includes $3.3 million and $19.9 million, respectively, of expense associated with accelerated vesting of the WWE Replacement Awards related to the workforce reduction of certain employees in the WWE segment and Corporate.

(2) Includes (i) certain costs of professional fees and bonuses related to the TKO Transactions and payable contingent on the closing of the TKO Transactions primarily incurred during the year ended December 31, 2023 and (ii) certain costs of professional advisors related to other strategic transactions, primarily the Endeavor Asset Acquisition, incurred during the years ended December 31, 2025 and 2024, and (iii) certain costs related to integration initiatives resulting from the Endeavor Asset Acquisition. Also includes fair value adjustments for contingent consideration liabilities associated with past acquisitions.

(3) Includes costs related to certain litigation matters including antitrust lawsuits for UFC and WWE and matters where Mr. McMahon has agreed to make future payments to certain counterparties personally. For the year ended December 31, 2024, these costs include settlement charges of $375.0 million regarding the UFC antitrust lawsuit, as described in Note 21, *Commitments and Contingencies*. For the year ended December 31, 2023, these costs included the settlement of a WWE antitrust matter for $20.0 million.

(4) Includes costs resulting from the Company's cost reduction program during the years ended December 31, 2025, 2024 and 2023, as described in Note 17, *Restructuring Charges*. Additionally, during the years ended December 31, 2025 and 2024, the Company recorded impairment charges of $3.6 million and $27.9 million, respectively, as described in Note 5, *Supplementary Data*.

(5) For the years ended December 31, 2025 and 2024, the Company incurred certain costs associated with amending its existing debt facilities, as described further in Note 8, *Debt*.

(6) Includes gains and losses on foreign exchange transactions.

(7) For the year ended December 31, 2025, other adjustments were comprised of a net loss of $9.6 million from the sale of certain equity method investments, partially offset by a gain of $1.3 million on the sale of PBR's former headquarters building. For the year ended December 31, 2024, other adjustments were comprised primarily of gains of approximately $3.2 million related to the change in the fair value of embedded foreign currency derivatives, partially offset by losses of $0.3 million related to the change in the fair value of forward exchange contracts and $1.1 million on the disposal of assets. For the year ended December 31, 2023, other adjustments were comprised primarily of gains of approximately $3.2 million related to the change in the fair value of forward foreign exchange contracts and gains of $1.7 million related to the change in the fair value of embedded foreign currency derivatives, partially offset by losses of $1.4 million on the disposal of assets.

Geographic information

Revenue by major geographic region is based upon the geographic location of where our revenue is generated. The information below summarizes our revenue by geographic area:

	Year Ended December 31,					
		2025		2024		2023
North America	$	3,514,848	$	2,999,284	$	2,096,314
Europe/Middle East/Africa		898,150		1,459,627		767,887
Asia Pacific		241,672		337,522		285,692
Latin America		80,481		87,808		74,903
Total revenue	$	4,735,151	$	4,884,241	$	3,224,796

The Company's property, buildings and equipment were almost entirely located in the United States at December 31, 2025 and 2024.

20. LEASES

As of December 31, 2025, the Company's lease portfolio consisted of operating and finance leases, in which the Company is the lessee, primarily for real estate property for offices around the world. In addition, the Company has various live event production service arrangements that contain operating and finance equipment leases. The Company's real estate leases have remaining lease terms of approximately one year to 26 years, some of which include one or more options to renew. These renewal terms can extend the lease term and are included in the lease term when it is reasonably certain that the Company will exercise the option. The Company's equipment leases, which are included as part of various operating service arrangements, generally have remaining lease terms of approximately one year to six years. Generally, no covenants are imposed by the Company's lease agreements.

Quantitative Disclosures Related to Leases

The following table provides quantitative disclosure about the Company's operating and finance leases for the periods presented (dollars in thousands):

	Year Ended December 31,					
		2025		2024		2023
Lease costs						
Finance lease costs:						
Amortization of right-of-use assets	$	26,062	$	22,924	$	7,227
Interest on lease liabilities		19,787		20,246		6,997
Operating lease costs		19,339		21,956		16,725
Other short-term and variable lease costs		3,017		1,086		1,480
Total lease costs	$	68,205	$	66,212	$	32,429

Other information						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from finance leases	$	19,787	$	22,531	$	8,072
Operating cash flows from operating leases	$	17,692	$	20,643	$	15,867
Finance cash flows from finance leases	$	18,667	$	12,111	$	938
Right-of-use assets obtained in exchange for new finance lease liabilities (1)	$	9,266	$	22,937	$	257,359
Right-of-use assets obtained in exchange for new operating lease liabilities (1)	$	5,381	$	7,249	$	24,356

	As of December 31,	
	2025	2024
Weighted-average remaining lease term (in years) - finance leases	22.0	23.3
Weighted-average remaining lease term (in years) - operating leases	5.0	5.1
Weighted-average discount rate - finance leases	8.2%	8.2%
Weighted-average discount rate - operating leases	6.6%	6.7%

(1)   The amounts for the year ended December 31, 2023 are primarily related to the assets acquired from WWE as discussed in Note 4, *Acquisition of WWE.*

Maturity of lease liabilities as of December 31, 2025 were as follows (in thousands):

	Operating Leases		Finance Leases
2026	$	20,866	$	39,703
2027		17,278		28,133
2028		9,472		18,241
2029		5,769		18,241
2030		4,309		17,618
Thereafter		12,123		430,978
Total future minimum lease payment		69,817		552,914
Less: imputed interest		(11,106)		(310,714)
Present value of future minimum lease payments		58,711		242,200
Less: current portion of lease liabilities		(17,648)		(22,741)
Long-term lease liabilities	$	41,063	$	219,459

21. COMMITMENTS AND CONTINGENCIES

The Company enters into long-term commercial partnership arrangements and other executory contracts in the ordinary course of business. Accordingly, as of December 31, 2025, the Company has no material unconditional purchase obligations required to be disclosed in accordance with ASC 440, *Commitments*.

The Company's future commitments related to its debt obligations and its operating and finance leases are separately disclosed in Note 8, *Debt*, and Note 20, *Leases*, respectively.

Legal Proceedings

The Company is involved in legal proceedings, claims and governmental investigations arising in the normal course of business. The types of allegations that arise in connection with such legal proceedings vary in nature, but can include, among others, contract, employment, tax and intellectual property matters. The Company evaluates all cases and records liabilities for losses from legal proceedings when the Company determines that it is probable that the outcome will be unfavorable and the amount, or potential range, of loss can be reasonably estimated. While any outcome related to litigation or such governmental proceedings cannot be predicted with certainty, management believes that the outcome of these matters, except as otherwise may be discussed below, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

UFC Legal Proceedings

Five related class-action lawsuits were filed against Zuffa between December 2014 and March 2015 by a total of eleven former UFC fighters. The lawsuits, which were substantially identical, were transferred to the United States District Court for the District of Nevada and consolidated into a single action in June 2015, captioned *Le et al. v. Zuffa*, LLC, No. 2:15-cv-1045-RFB-BNW (D. Nev.) (the "*Le*" case). The lawsuit alleged that Zuffa violated Section 2 of the Sherman Act by monopsonizing an alleged market for the services of elite professional MMA athletes. The fighter plaintiffs claimed that Zuffa's alleged conduct injured them by artificially depressing the compensation they received for their services. The plaintiffs sought treble damages under the antitrust laws, as well as attorneys' fees and costs, and, in some instances, injunctive relief. On August 9, 2023, the district court certified the lawsuit as a damages class action, encompassing the period from December 16, 2010 to June 30, 2017. The fighter plaintiffs in the *Le* case abandoned their claim for injunctive relief, so the only relief the fighter plaintiffs would have sought at trial was damages. On September 26, 2024, following the court's denial of an earlier proposed settlement agreement, the Company reached an agreement with the plaintiffs to settle all claims asserted in the *Le* case for an aggregate amount of $375.0 million payable in installments over an agreed-upon period of time by the Company (the "Updated Settlement Agreement"). The terms of the Updated Settlement Agreement were preliminarily approved by the district court on October 22, 2024. The Updated Settlement Agreement was granted final approval by the district court on February 6, 2025. In connection with the Updated Settlement Agreement, the Company recorded charges of $375.0 million during the year ended December 31, 2024, which are included as a component of selling, general and administrative expenses in the consolidated statements of operations. The Company paid $125.0 million of the aggregate $375.0 million settlement amount into escrow in late October 2024, shortly following receipt of preliminary approval, and another $125.0 million into escrow in February 2025 shortly following receipt of final approval, in accordance with the terms of the Updated Settlement Agreement. The Company made the third and final payment covering the remaining $125.0 million in June 2025. The Company anticipates that the settlement amount will be deductible for tax purposes.

On June 24, 2021, another lawsuit, *Johnson et al. v. Zuffa, LLC et al.*, No. 2:21-cv-1189-RFB-BNW (D. Nev.) (the "*Johnson*" case), was filed by a putative class of former UFC fighters and covering the period from July 1, 2017, to the present. The *Johnson* case alleges substantially similar claims to the *Le* case and seeks injunctive relief. No trial date has been set in the Johnson action and the parties are in the midst of the discovery process.

On May 23, 2025, *Cirkunovs v. Zuffa, LLC et al.*, No. 2:25-cv-00914-RFB-BNW (D. Nev.) (the "*Cirkunovs*" case), was filed by a putative class of former UFC fighters who signed contracts with arbitration clauses and class action waiver agreements during the period July 1, 2017, to the present. The complaint in *Cirkunovs* contains nearly identical allegations to Johnson and further alleges that the arbitration clauses and class action waivers contained in the fighters' contracts are unenforceable. The *Cirkunovs* complaint seeks injunctive relief invalidating these arbitration clauses and class action waivers, as well as treble damages under the antitrust laws and attorneys' fees and costs. Zuffa filed a motion to compel arbitration, and the Court has allowed Plaintiffs to seek discovery regarding the arbitration clause before ruling on Zuffa's motion. No trial date has been set in the *Cirkunovs* action.

On May 29, 2025, a similar complaint was filed by a current Professional Fighters League fighter named *Phil Davis. Davis v. Zuffa, LLC et al.*, No. 2:25-cv-00946-RFB-BNW (D. Nev.) (the "*Davis*" case). The Davis complaint also asserts nearly identical allegations as in *Johnson* and *Cirkunovs*, except *Davis* seeks to represent a class of fighters who competed in U.S.-bouts for non-UFC promotions from May 29, 2021, onward, excluding all currently contracted UFC fighters, as well as the *Johnson* and *Cirkunovs* class members. The *Davis* case alleges UFC's alleged anticompetitive conduct impairs the ability of non-UFC fighters to advance their careers and artificially suppresses non-UFC fighter pay. The *Davis* case does not seek monetary damages and instead seeks injunctive relief. No trial date has been set in the *Davis* action, and discovery has not yet begun. Zuffa has filed a motion to dismiss which argues, among other things, that Davis' claims are released because of his prior affiliation with UFC and his membership in a class of fighters who have settled and released the same claims against Zuffa as those raised in *Davis*. While no official order has been entered, the district court has indicated its intention to deny Zuffa's motion to dismiss *Davis*.

WWE Legal Proceedings

As announced in June 2022, a Special Committee of independent members of WWE's board of directors (the "Special Committee") was formed to investigate alleged misconduct by WWE's then-Chief Executive Officer, Vincent K. McMahon (the "Special Committee investigation"). Mr. McMahon initially resigned from all positions held with WWE on July 22, 2022 but remained a stockholder with a controlling interest and served as Executive Chairman of WWE's board of directors from January 9, 2023 through September 12, 2023, at which time Mr. McMahon became Executive Chair of the Company's board of directors. Although the Special Committee investigation is complete and, in January 2024, Mr. McMahon resigned from his position as Executive Chair and member of the Company's board of directors, as well as other positions, employment and otherwise, at TKO and its subsidiaries, WWE has received, and may receive in the future, regulatory, investigative and enforcement inquiries, subpoenas, demands, claims and/or complaints arising from, related to, or in connection with these matters. On July 17, 2023, federal law enforcement agents executed a search warrant and served a federal grand jury subpoena on Mr. McMahon. On January 10, 2025, the United States Securities and Exchange Commission settled charges against Mr. McMahon for failing to disclose certain settlement agreements to WWE's board of directors, legal department, accountants, financial reporting personnel, or auditor, and in so doing, circumventing WWE's system of internal accounting controls and causing material misstatements in WWE's 2018 and 2021 financial statements. No charges have been brought against the Company.

On January 25, 2024, a former WWE employee filed a lawsuit against WWE, Mr. McMahon and another former WWE executive, John Laurinaitis, in the United States District Court for the District of Connecticut alleging, among other things, that she was sexually assaulted by Mr. McMahon and Mr. Laurinaitis and asserting claims under the Trafficking Victims Protection Act. On May 30, 2025, Mr. Laurinaitis was dismissed from the matter with prejudice pursuant to a stipulation of dismissal. WWE has moved to compel the matter to arbitration.

On October 23, 2024, five unnamed plaintiffs filed a lawsuit against Mr. McMahon, Linda McMahon, WWE, and TKO in Maryland court, alleging sexual abuse by a former World Wrestling Federation ring announcer during the 1980s. On April 28, 2025, plaintiffs filed an amended complaint adding three unnamed plaintiffs, but no new defendants. Defendants WWE and TKO, as well as Mr. McMahon and Linda McMahon, each moved to dismiss all claims on June 11, 2025. On December 10, 2025, the court dismissed the claims asserted by one of the unnamed plaintiffs (and certain other claims asserted against Ms. McMahon) but otherwise denied the motions to dismiss.

On November 17, 2023, a purported former stockholder of WWE, Laborers' District Council and Contractors' Pension Fund of Ohio ("*Laborers*"), filed a verified class action complaint on behalf of itself and similarly situated former WWE stockholders in the Court of Chancery of the State of Delaware ("Delaware Court"), captioned *Laborers District Council and Contractors' Pension Fund of Ohio v. McMahon*, C.A. No. 2023-1166-JTL ("*Laborers* Action"). On November 20, 2023, another purported former WWE stockholder, Dennis *Palkon*, filed a verified class action complaint on behalf of himself and similarly situated former WWE stockholders in the Delaware Court, captioned *Palkon v. McMahon*, C.A. No. 2023-1175-JTL ("*Palkon* Action"). The *Laborers* and *Palkon* Actions allege breach of fiduciary duty claims against former WWE directors Mr. McMahon, Nick Khan, Paul Levesque, George A. Barrios, Steve Koonin, Michelle D. Wilson, and Frank A. Riddick III (collectively, the "Individual Defendants"), arising out of the TKO Transactions. On April 24, 2024, the City of Pontiac Reestablished General Employees' Retirement System ("*Pontiac*"), a purported former stockholder of WWE, filed another verified class action complaint on behalf of itself and similarly situated former WWE stockholders in the Delaware Court captioned *City of Pontiac Reestablished General Employees' Retirement System v. McMahon*, C.A. No. 2024-0432 ("Pontiac Action"). The *Pontiac* Action similarly alleges breach of fiduciary duty claims against the Individual Defendants and added claims against WWE and TKO for denying stockholders their appraisal rights under DGCL § 262, as well as claims against EGH for aiding and abetting the alleged breaches of fiduciary duties and for civil conspiracy to violate DGCL § 262. On May 2, 2024, the Court entered an order consolidating the Laborers, *Palkon* and *Pontiac* Actions under the caption In re World Wrestling Entertainment, Inc. Merger Litigation, C.A. No. 2023-1166-JTL ("Consolidated Action"). On August 8, 2024, the Delaware Court appointed the Laborers and *Palkon* plaintiffs as co-lead plaintiffs, and the co-lead plaintiffs subsequently designated the *Palkon* complaint as operative. As a result, WWE, TKO and EGH are no longer defendants. On October 24, 2024, the Delaware Court entered a stipulation dismissing all claims against Messrs. Koonin and Riddick, who, therefore, are no longer defendants. The remaining Individual Defendants filed answers to the complaint on October 28, 2024 and fact discovery closed on December 19, 2025. Trial is scheduled for June 2026.

IMG Legal Proceedings

As set forth in the Endeavor Asset Acquisition Agreement and pursuant to other agreements between the Company and Endeavor Group Holdings, Inc., Endeavor Group Holdings, Inc. is obligated to indemnify the Company for, and pay directly, any judgment entered against IMG or settlement entered into with respect to IMG, including with respect to claims or actions brought by other parties, in each case, to the extent related to the proceedings described below.

In July 2017, the Italian Competition Authority ("ICA") issued a decision opening an investigation into alleged breaches of competition law in Italy, involving inter alia IMG, and relating to bidding for certain media rights of the Serie A and Serie B football leagues. In April 2018, the European Commission conducted on-site inspections at a number of companies that are involved with sports media rights, including IMG. The inspections were part of an ongoing investigation into the sector and into potential violations of certain antitrust laws that may have taken place within it. IMG investigated these ICA matters, as well as other regulatory compliance matters. In May 2019, the ICA completed its investigation and fined IMG approximately EUR 0.3 million. As part of its decision, the ICA acknowledged IMG's cooperation and ongoing compliance efforts since the investigation commenced. In July 2019, three football clubs (the "Original Plaintiffs") and in June 2020, the Serie A football league (Lega Nazionale Professionisti Serie A or "Lega Nazionale," and together with the Original Plaintiffs, the "Plaintiffs") each filed separate claims against IMG and certain other unrelated parties in the Court of Milan, Italy, alleging that IMG engaged in anti-competitive practices with regard to bidding for certain media rights of the Serie A and Serie B football leagues. The Plaintiffs seek damages from all defendants deriving from the lower value of the media rights in amounts totaling EUR 554.6 million in the aggregate relating to the Original Plaintiffs and EUR 1,750 million relating to Lega Nazionale, along with attorneys' fees and costs. Since December 2020, four additional clubs have each filed requests to intervene in the Lega Nazionale proceedings and individually seek to claim damages deriving from the lower value of the media rights in amounts in the aggregate totaling EUR 251.5 million. The Original Plaintiffs and these four additional clubs are also seeking additional damages relating to alleged lost profits and additional charges, quantified in the fourth quarter of 2022 in amounts totaling EUR 1,675 million. Ten other clubs also filed requests to intervene in support of Lega Nazionale's claim or alternatively to individually claim damages deriving from the lower value of the media rights in the amount of EUR 284.9 million, in the case of five clubs, and unspecified amounts (to be quantified as a percentage of the total amount sought by Lega Nazionale) in the other five cases. Collectively, the interventions of these 14 clubs are the "Interventions." By judgment issued on May 8, 2024, the Court of Milan ruled that the clubs have a concurrent right to bring a claim, and Lega Nazionale is entitled to retain only 10% of the aggregate loss suffered (if any) by the clubs deriving from the lower value of the media rights. IMG reserved the right to appeal the partial ruling. In December 2022, one further football club filed a separate claim against IMG and certain other unrelated parties seeking damages from all defendants deriving from the lower value of the media rights in the amount of EUR 326.9 million, in addition to alleged additional damages relating to lost profits and additional charges which the club, with defensive brief on May 13, 2024, quantified in amounts totaling EUR 513.5 million. On December 3, 2024, this latter lawsuit was consolidated with the one brought by the Plaintiffs. During April to June 2025, two additional clubs intervened in the proceedings in support of Lega Nazionale's claims. Such clubs did not bring new claims but only supported those of the Lega Nazionale. In July 2025, a third-party purchased the claim of one of the intervening clubs in support of Lega Nazionale and intervened into the proceedings. This third-party purchaser has merely taken over an existing claim. During December 2025 to January 2026, two additional clubs intervened in the proceedings in support of Lega Nazionale's claims. Such clubs request alternatively to individually claim damages deriving from the lower value of the media rights in the amount of EUR 277.8 million. Currently, the total number of Interventions amounts to 18 clubs. IMG has defended in its submissions to date, and intends to continue to defend, against all of the damages claims, Interventions and any related claims, and management believes that IMG has meritorious defenses to these claims, including the absence of actual damage. In the event of a negative outcome of the case, any amount awarded to the Lega Nazionale or the clubs (as plaintiffs or intervening clubs) will also need to account for accrued interest and reimbursement of legal costs. IMG may also be subject to regulatory and other claims and actions with respect to these ICA and other regulatory matters.

22. RELATED PARTY TRANSACTIONS

EGH and its subsidiaries

EGH and its subsidiaries (collectively, the "Group"), who collectively own approximately 63.0% of the voting interest in TKO as of December 31, 2025, provide various services to the Company and, upon consummation of the TKO Transactions, such services are provided pursuant to the Services Agreement which was terminated upon consummation of the Endeavor Asset Acquisition. Additionally, the Company and EGH entered into the Transition Service Agreement effective February 28, 2025. Revenue and expenses associated with such services are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Event and other licensing revenues earned from the Group	$ 7,245	$ 1,814	$ 4,215
Expenses incurred with the Group included in direct operating costs (1)	25,963	18,652	16,667
Expenses incurred with the Group included in selling, general and administrative expenses (2)	44,463	19,992	23,353
Interest expense (income) from the Group, net (3)	(3,295)	15,600	11,612
Net expense resulting from Group transactions included within net income (loss)	$ (59,886)	$ (52,430)	$ (47,417)

(1) These expenses primarily consist of production and consulting services as well as commissions paid to the Group.

(2) These expenses primarily consist of service fees paid to the Group. These service fees are costs related to representation, executive leadership, back-office and corporate functions and other management services provided by the Group. Beginning in March 2025 expenses associated with the Transition Services Agreement primarily consist of pass through expenses related to the Acquired Businesses and back-office and corporate function costs.

(3) The interest expense (income) relate to loans due to or from the Group.

Outstanding amounts due to and from the Group were as follows (in thousands):

		As of December 31,	
	Classification	2025	2024
Amounts due from the Group	Other current assets	$ 7,259	$ 30,450
Amounts due from the Group	Other assets	$ 42,255	$ —
Amounts due to the Group	Other current liabilities	$ (31,890)	$ (12,077)

Prior to February 28, 2025, the Company reimbursed the Group for third-party costs incurred on the Company's behalf under the Services Agreement, which was terminated effective that date. During the year ended December 31, 2025, 2024 and 2023, the Company reimbursed $0.1 million, $9.4 and $9.3 million, respectively, under the prior agreement. Under the new Transition Services Agreement, during the year ended December 31, 2025, the Company reimbursed the Group $54.3 million for third-party costs incurred on the Company's behalf and received $8.0 million in cash payments from the Group related to the transition services provided to the Group.

Corporate Allocations in Recast Historical Combined Periods

In connection with the Company's common control acquisition of the Acquired Businesses from Endeavor Group Holdings, Inc. and its subsidiaries on February 28, 2025, the historical financial statements have been retrospectively recast to include the combined results of TKO and the Acquired Businesses. During these historical combined periods, certain general corporate expenses incurred by EGH and its subsidiaries were allocated to the Acquired Businesses. These expenses related to centralized support functions provided by EGH and its subsidiaries, such as finance, human resources, information technology, facilities, and legal services (collectively, "General Corporate Expenses"). The General Corporate Expenses were allocated to the Acquired Businesses using reasonable methodologies, including pro rata measures based on headcount, gross profit, or other relevant drivers. These costs are included in the historical combined statements of operations within selling, general and administrative expense, and other (expense) income, net.

While management believes the allocation methodologies used for the historical combined periods are reasonable, the amounts may not reflect the actual costs that would have been incurred had the Acquired Businesses operated as standalone companies.

The allocations of General Corporate Expenses, applicable for periods prior to the Endeavor Asset Acquisition on February 28, 2025, are reflected in the consolidated statements of operations as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Selling, general and administrative expenses	$ 21,698	$ 114,183	$ 98,526
Other income (expense), net	(11)	(16)	(93)
Total General Corporate Expenses	$ 21,687	$ 114,167	$ 98,433

Net Parent Investment/Non-Controlling Interests

All significant related party transactions between the Acquired Businesses and Endeavor Group Holdings, Inc. and its subsidiaries have been included in the combined financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these related party transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as a component of nonredeemable non-controlling interest.

Nonredeemable non-controlling interests as of December 31, 2024 in the combined balance sheets and net transfers from parent in the combined statement of stockholders' equity represent Endeavor Group Holdings, Inc.'s historical investment in the Acquired Businesses and include net earnings (loss) after taxes (Endeavor Group Holdings, Inc.'s basis) and the net effect of transactions with and cost allocations from EGH and its subsidiaries. Also included in these line items are the contributions made by the Company during this period. Such balances are reflected in the combined statements of cash flows based on the cash flows made by Endeavor Group Holdings, Inc. These cash flows are included within net transfers to parent within cash flows from financing activities.

The following table summarizes the components of the net transfers to parent in nonredeemable non-controlling interests for the year ended December 31, 2025 (applicable for periods prior to the Endeavor Asset Acquisition on February 28, 2025):

	For the Year Ended December 31, 2025
Cash pooling and general financing activities (1)	$ (242,698)
Corporate allocations	21,688
Contributions	—
Net transfers from/(to) parent per the Combined Statements of Equity	**$ (221,010)**
Equity based compensation expense (2)	(1,250)
Currency translation adjustments on intercompany transactions	1,940
Taxes deemed settled with Parent	3,309
Net loss on foreign currency transactions	586
Distributions not settled in cash	—
Contract balances retained by Parent and other	93,900
Net transfers from/(to) parent per the Combined Statements of Cash Flows	**$ (122,525)**

(1)	The nature of activities includes financing activities for capital transfers, cash sweeps, and other treasury services. As part of this activity, certain cash balances are swept to Endeavor Group Holdings, Inc. on a daily basis under the Endeavor Group Holdings, Inc. Treasury function and the Acquired Businesses receive capital from Endeavor Group Holdings, Inc. for its cash needs.

(2)	Compensation costs associated with the Company's employees' participation in Endeavor Group Holdings, Inc. incentive plans have been identified for employees who exclusively support the Company's operations. Amounts allocated to the Company from the Parent for shared services are reported within total allocated costs in the General Corporate Expenses table above.

The following table summarizes the components of the net transfers from parent in nonredeemable non-controlling interests for the year ended December 31, 2024:

	For the Year Ended December 31, 2024
Cash pooling and general financing activities (1)	$ (31,319)
Corporate allocations	114,167
Contributions	6,926
Net transfers from parent per the Combined Statements of Equity	**$ 89,774**
Equity based compensation expense	(15,756)
Currency translation adjustments on intracompany transactions	3,172
Taxes deemed settled with Parent	7,105
Net loss on foreign currency transactions	(4,719)
Distributions	(67,256)
Net transfers from parent per the Combined Statements of Cash Flows	**$ 12,320**

(1)   The nature of activities includes financing activities for capital transfers, cash sweeps, and other treasury services. As part of this activity, certain cash balances are swept to Endeavor Group Holdings, Inc. on a daily basis under the Endeavor Group Holdings, Inc. Treasury function and the Acquired Businesses receive capital from Endeavor Group Holdings, Inc. for its cash needs.

The following table summarizes the components of the net transfers to parent prior to reorganization and acquisition and net transfers from parent subsequent to reorganization and acquisition in nonredeemable non-controlling interests for the year ended December 31, 2023:

	For the Year Ended December 31, 2023
Cash pooling and general financing activities (1)	$ 50,551
Corporate allocations	28,568
Distributions	(259,898)
Contributions	15,243
Net transfers to parent per the Combined Statements of Equity prior to reorganization and acquisition	**$ (165,536)**
Cash pooling and general financing activities (1)	$ 100,005
Corporate allocations	63,568
Contributions	3,395
Net transfers from parent per the Combined Statements of Equity subsequent to reorganization and acquisition	**$ 166,968**
Equity based compensation expense	(26,041)
Currency translation adjustments on intracompany transactions	(3,323)
Taxes deemed settled with Parent	8,691
Net loss on foreign currency transactions	12,636
Distributions subsequent to reorganization	(36,689)
Net transfers to parent per the Combined Statements of Cash Flows	**$ (43,294)**

(1)   The nature of activities includes financing activities for capital transfers, cash sweeps, and other treasury services. As part of this activity, certain cash balances are swept to Endeavor Group Holdings, Inc. on a daily basis under the Endeavor Group Holdings, Inc. Treasury function and the Acquired Businesses receive capital from Endeavor Group Holdings, Inc. for its cash needs.

Vincent McMahon

Vincent K. McMahon, who served as Executive Chair of the Company's Board of Directors until January 26, 2024, previously controlled a significant portion of the voting interests of the issued and outstanding shares of the Company's common stock. Mr. McMahon has agreed to make future payments to certain counterparties personally. In accordance with the SEC's Staff Accounting Bulletin Topic 5T, Miscellaneous Accounting, Accounting for Expenses or Liabilities Paid by Principal Stockholders ("Topic 5T"), the Company concluded that these amounts should be recognized by the Company as expenses in the period in which they become probable and estimable. These payments are considered non-cash capital contributions and are included as a component of principal stockholder contributions in our consolidated statements of stockholders' equity/net parent investment.

In connection with the acquisition of WWE, the Company assumed $3.5 million of liabilities related to future payments owed by Mr. McMahon to certain counterparties. During the year ended December 31, 2023, the Company recorded $3.5 million of expenses associated with payments made directly by Mr. McMahon to certain counterparties. These costs are included within selling, general and administrative expenses in our consolidated statements of operations. During the years ended December 31, 2024 and 2023, Mr. McMahon made payments of $1.5 million and $5.5 million, respectively, associated with these liabilities to certain counterparties directly. Additionally, during the year ended December 31, 2023, the Company recorded $3.5 million of costs associated with payments made directly by Mr. McMahon related to WWE's global headquarters lease. These costs are included within finance lease right-of- use assets, net in our consolidated balance sheets. Since these liabilities existed when Mr. McMahon controlled a significant portion of the voting interests of the Company's common stock, these payments are considered non-cash capital contributions and are included as principal stockholder contributions in our consolidated statements of stockholders' equity/net parent investment.

In connection with and/or arising from the investigation conducted by a Special Committee of the former WWE board of directors, Mr. McMahon has agreed to reimburse the Company for additional costs incurred in connection with and/or arising from the same matters. During the years ended December 31, 2024 and 2023, Mr. McMahon reimbursed the Company $6.4 million and $5.8 million, respectively, associated with these costs. These payments are considered capital contributions and are included as principal stockholder contributions in our consolidated statements of stockholders' equity/net parent investment.

Dwayne Johnson

Dwayne Johnson (also known by his stage name "The Rock") is an actor, film producer, entrepreneur and professional wrestler who has provided talent related services to WWE for decades. Mr. Johnson is represented by talent agency William Morris Endeavor, an affiliate of TKO. On January 23, 2024, the Company's board of directors appointed Mr. Johnson as a WWE director designee on the TKO Board.

On January 22, 2024, WWE and Mr. Johnson entered into the DJ Services Agreement, pursuant to which Mr. Johnson agreed to provide to WWE certain promotional and other services. WWE also entered into an IP Assignment Agreement with certain affiliates of Mr. Johnson, pursuant to which WWE assigned to Mr. Johnson (via one of his affiliates) "The Rock" trademark and certain related trademarks, service marks, ring names, taglines and other intellectual property assets (the "Assigned IP").

Under the terms of the DJ Services Agreement, Mr. Johnson further agreed to license the Assigned IP and Mr. Johnson's name, likeness and certain other intellectual property rights to WWE for use in connection with certain categories of licensed products related to professional wrestling for up to 10 years, subject to certain earlier termination rights.

As discussed in Note 13, *Equity-based Compensation*, as consideration for Mr. Johnson's services pursuant to the DJ Services Agreement, and in respect of the intellectual property grants and licenses made by Mr. Johnson and his affiliates in connection therewith, Mr. Johnson received an RSU award for an aggregate value of $30.0 million. During the years ended December 31, 2025 and 2024, the Company recognized equity-based compensation expense of $4.0 million and $17.7 million associated with this award, which is included within direct operating costs in our consolidated statements of operations.

Mr. Johnson also receives annual royalties from WWE and will be entitled to receive royalties in connection with the sale of licensed products that utilize the Assigned IP and his name, likeness and other intellectual property rights in accordance with the DJ Services Agreement. The Company paid $0.9 million of royalties that were earned by Mr. Johnson during each of the years ended December 31, 2025 and 2024. In addition, Mr. Johnson is entitled to reimbursement for certain travel expenses associated with delivering services under the DJ Services Agreement. Such reimbursable expenses totaled $0.6 million and $2.6 million for the years ended December 31, 2025 and 2024, respectively. These amounts are included in selling, general and administrative expenses in our consolidated statements of operations.

Other Related Parties

During the third quarter of 2025, the Company divested its equity-method investment in Euroleague Ventures S.A. ("Euroleague"). Accordingly, related-party transactions connected with Euroleague are presented through the date of divestiture. For the years ended December 31, 2025, 2024 and 2023, the Company recognized revenue of $16.2 million, $22.2 million and $21.0 million, and incurred direct operating costs of $0.2 million, $1.0 million and $0.3 million, respectively, for a management fee to compensate it for representation and technical services it provides to Euroleague in relation to the distribution of media rights as well as production services. These revenue and costs are reported within the IMG segment. As of December 31, 2024, the Company had a related party receivable $10.7 million. Following the divestiture, Euroleague is no longer a related party; however, the Company continues to maintain a commercial relationship with Euroleague to provide representation, technical, and other services in the ordinary course of business.

23. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly results for the years ended December 31, 2025 and 2024 are as follows (in thousands, except for per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
2025 (1):					
Revenue	$ 1,268,800	$ 1,308,442	$ 1,119,914	$ 1,037,995	$ 4,735,151
Operating income	237,364	368,305	171,963	57,383	835,015
Net income (loss) attributable to TKO Group Holdings, Inc.	58,408	98,365	41,005	(2,375)	195,403
Basic net earnings (loss) per share of Class A common stock	$ 0.72	$ 1.20	$ 0.50	$ (0.03)	$ 2.42
Diluted net earnings (loss) per share of Class A common stock	$ 0.69	$ 1.17	$ 0.47	$ (0.08)	$ 2.26
2024 (1):					
Revenue	$ 1,222,448	$ 1,193,191	$ 1,540,683	$ 927,919	$ 4,884,241
Operating (loss) income	(173,580)	114,856	34,633	55,037	30,946
Net (loss) income attributable to TKO Group Holdings, Inc.	(103,840)	59,107	23,136	31,005	9,408
Basic net (loss) earnings per share of Class A common stock	$ (1.26)	$ 0.73	$ 0.29	$ 0.38	$ 0.12
Diluted net (loss) earnings per share of Class A common stock	$ (1.26)	$ 0.72	$ 0.28	$ 0.28	$ 0.02

(1)   Financial data for quarterly periods from January 1, 2024 through February 28, 2025 has been retrospectively recast to reflect the Company's common control acquisition of the Acquired Businesses from Endeavor Group Holdings, Inc. and its subsidiaries. Refer to Note 1, *Description of Business* and Note 2, *Summary of Significant Accounting Policies* for further details on the Endeavor Asset Acquisition.

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Corporate Data
TKO Group Holdings, Inc.
2025 Annual Report

BOARD OF DIRECTORS

Ariel Emanuel
Executive Chair and
Chief Executive Officer

Steven R. Koonin
Lead Independent Director
Chief Executive Officer,
Atlanta Hawks, LLC

Peter C.B. Bynoe
Senior Advisor,
DLA Piper LLP (US)

Egon Durban
Co-Chief Executive Officer,
Silver Lake

Dwayne Johnson
Co-Founder, Seven Bucks
Productions, LLC

Brad Keywell
Founder and Executive Chairman,
Uptake Technologies, Inc.

Nick Khan
President, WWE

Jonathan A. Kraft
President, Kraft Group LLC

Sonya E. Medina
President and Chief Executive
Officer, Reach Resilience,
Co-Founder, Greenlight Growth
Capital, LLC

Mark Shapiro
President and
Chief Operating Officer

Nancy R. Tellem
Executive Chairperson and
Chief Media Officer, Eko (f/k/a
Interlude US, Inc.)

Carrie Wheeler
Board Member, API Group
Corporation

MANAGEMENT

Ariel Emanuel
Executive Chair and
Chief Executive Officer

Mark Shapiro
President and
Chief Operating Officer

Andrew Schleimer
Chief Financial Officer

Seth Krauss
Chief Administrative
Officer & Senior Counsel
to the Board of Directors
and Senior Management

About Our Stock
Our Common Stock is listed on the New York Stock Exchange under the symbol TKO.

Annual Meeting
Wednesday, June 10, 2026

Investor Relations Information
investor@tkogrp.com

Independent Registered Public Accounting Firm
KPMG LLP
New York, NY



2025 ANNUAL REPORT